Form 20-F
period 2023-12-31
VS MEDIA Holdings Ltd
filed 2024-04-30
CIK 1951294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

6/F, KOHO,

75 Hung To Road,

Kwun Tong,

Hong Kong

+852 2865 9992

(Address of principal executive offices)

Ms. Nga Fan Wong, Chief Executive Officer

Telephone: +852 2865 9992

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	VSME	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 20,000,000   ordinary shares, no par value, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Brand” refers to a product, service or concept that is publicly distinguished from other products, services or concepts so that it can be easily communicated and usually marketed. Brands are used in business, marketing, and advertising for recognition and, importantly, to create and store value as brand equity for the object identified, to the benefit of the brand’s customers, its owners and shareholders. Branding is the process of creating and disseminating the brand name, its qualities and personality. Branding could be applied to the entire corporate identity as well as to individual products and services or concepts;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of Hong Kong and Macau for the purposes of this annual report only. The only instances when “PRC” or “China” does not include Hong Kong or Macau are when specific laws and regulations are adopted by the PRC;

●	“Creator” is to a content creator who creates entertaining or educational material to be expressed through any media or channel, usually social media;

●	“Creator Economy” is to the class of businesses built by independent content creators, curators, and community builders including social media influencers, bloggers, and videographers, plus the software and finance tools designed to help them with growth and monetization;

●	“Grace Creation” refers to Grace Creation Limited, a company established under the laws of HK SAR and a wholly-owned subsidiary of Media HK.

●	“HK SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” “ordinary shares” or “Ordinary Shares” are to ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“VSM BVI”, the “Company”, “we,” “us,” “our company,” and “our,” refer to VS MEDIA Holdings Limited, incorporated with limited liability under the laws of the British Virgins Island (“BVI”) and its subsidiaries, VSM and VS Media SG, Grace Creation, VS Media TW and VS Media BVI and VS Media HK, and, in the context of describing our operations and consolidated financial information

●	“VSM” refers to VSM Holdings Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM BVI;

●	“VS Media SG” refers to VS MEDIA PTE. LTD., a company established under the laws of Singapore and a wholly-owned subsidiary of VSM;

●	“VS Media TW” refers to VS MEDIA LIMITED., a company established under the laws of Taiwan and a wholly-owned subsidiary of VSM;

●	“VS Media BVI” refers to VS Media Co Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM;

●	“VS Media HK” refers to VS Media Limited, a company established under HK SAR and a wholly-owned subsidiary of VS Media BVI;
●	“Board” refers to the board of directors of VS MEDIA Holdings Limited;

●	“Taiwan” is to Taiwan, Republic of China;

●	All references to “H.K. dollars,” “HKD” or “HK$” are to the legal currency of HK SAR;

●	All references to “RMB,” or “CNY” are to the legal currency of the PRC;

●	All references to “TWD,” “NT$” or New Taiwan Dollars are to the legal currency of Taiwan, Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our business is conducted by our indirect wholly-owned entities in HK SAR, using HK$, the currency of HK SAR, and our indirect wholly-owned subsidiary in Taiwan, using NT$. Our audited consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of HK$ and NT$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain HK$, NT$ and SG$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2023	2022	2021
Year ended HK$: US$ exchange rate	7.8081	7.7854	7.7990
Annual average HK$: US$ exchange rate	7.8260	7.8303	7.7725

Year ended NT$: US$ exchange rate	30.5106	30.6524	27.7481
Annual average NT$: US$ exchange rate	31.0906	29.7965	27.9339

Year ended SG$: US$ exchange rate	1.3192	1.3518	1.3634
Annual average SG$: US$ exchange rate	1.3410	1.3787	1.3435

Year ended CNY$: US$ exchange rate	N/A	6.7352	6.3693
Annual average CNY$: US$ exchange rate	N/A	6.5149	6.4499

Cautionary Statement Regarding Doing Business in China

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in our operations, completely hinder of our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies, and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On July 10, 2021, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review.

On November 14, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules, companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our continued listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and that the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be in a timely fashion or at all.

We do not expect to be subject to the cybersecurity review by the CAC, given that: (i) we do not possess more than one million users’ personal information; (ii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iii) we have not been notified by any authorities of being classified as an operator of critical information infrastructure; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; and (v) we have not been subject to any material administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to cybersecurity and data protection, nor have there been material cybersecurity and data protection incidents or infringement upon any third parties, or other legal proceedings, administrative or governmental proceedings pending or threatened against or relating to us.

According to our Hong Kong counsel, Hastings & Co., the national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on the common law supplemented by statutes.

According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.

However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed in timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC for the abovementioned reasons. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK SAR.

As of the date of this annual report, our Company and its subsidiaries have not received any inquiry, notice, warning or sanctions regarding our overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. For more details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in Hong Kong SAR — We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations”.

Presently, none of the PRC laws and regulations above applies to us because national laws adopted by the PRC are not applicable in HK SAR, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in HK SAR should be commensurate with those in the PRC. With regard to the potential regulatory actions related to data security and anti-monopoly in HK SAR, please refer to our disclosures in “Risk Factors – Risks Related to Doing Business in Hong Kong SAR – We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 29. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

All of the statements and regulatory actions referenced are newly published, and official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact of such modified or new laws and regulations might be on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange. PRC regulatory authorities may in the future promulgate laws, regulations or rules that require us and/or our subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S.

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The HFCA Act was enacted on December 18, 2020 and states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in over-the-counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2021 and 2022 have been audited by WWC, P.C., (“WWC”). Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Assentsure PAC (“Assentsure”). WWC and Assentsure are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, WWC, or our new auditor, Assentsure. As of the date of the annual report, we are affected by the HFCA Act, and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our Class A Ordinary Shares is prohibited under the HFCA Act because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Hong Kong SAR — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation” on page 34.

Permissions Required for Our Operations in China

Neither we or our subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other governmental agency. We and our subsidiaries have received all requisite permissions or approvals and no permissions or approvals have been denied.

If we or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we and/or our subsidiaries are required to obtain such permissions or approvals in the future, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our and/or our subsidiaries’ income, revoking our or our subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our IPO to finance our or our subsidiaries’ business and operations, and taking other regulatory or enforcement actions that could be harmful to our or our subsidiaries’ business. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations and severely damage our or our subsidiaries’ reputation, which would in turn materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations.

Cash and Asset Flows through Our Organization

Our business is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media Limited VS Media HK, and Grace Creation, our indirect wholly-owned Taiwan subsidiary, VS Media TW and our indirect wholly-owned Singapore subsidiary, VS Media SG. VS MEDIA Holdings Limited, the BVI holding company will rely on dividends paid by its subsidiaries, namely VSM, our wholly-owned BVI subsidiary and the latter’s wholly-owned HK SAR, Taiwan and Singapore subsidiaries for VS MEDIA Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends. VS MEDIA Holdings Limited, VSM and VS Media BVI are essentially British Virgin Islands holding companies. Only VS Media HK and Grace Creation operate in HK SAR and VS Media TW operates in Taiwan. VS Media SG has no operations for now.

Cash is maintained by our subsidiaries in HK SAR, Taiwan and Singapore. VS Media Limited (“VS Media HK”) has two Hong Kong Dollar savings accounts, two Hong Kong Dollar current bank accounts and five foreign currency savings bank accounts in HK SAR. GRACE CREATION LIMITED (“Grace Creation”) has one Hong Kong Dollar savings account, one Hong Kong Dollar current bank account and one foreign currency savings bank account in HK SAR. VS MEDIA LIMITED (“VS Media TW”) has two Taiwan Dollar savings bank accounts and one foreign currency savings bank account in Taiwan. VS MEDIA PTE. LTD. (“VS Media SG”) has one Singapore Dollar bank account in Singapore. VS Media Co Limited (“VS Media BVI”) and VSM Holdings Limited (“VSM”) both have no bank accounts. VS MEDIA Holdings Limited has one Hong Kong Dollar savings account, one Hong Kong Dollar current bank account and one foreign currency savings bank account in HK SAR. Because VS MEDIA Holdings Limited is recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company to or from VSME and its subsidiaries, or to its shareholders.

VS MEDIA Holdings Limited is permitted under the laws of the BVI to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds. VS Media HK, VS Media TW, Grace Creation, VS Media SG, VS Media BVI and VSM are permitted under the relevant laws of HK SAR, Singapore, Taiwan and BVI to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK SAR, Taiwan and Singapore to the BVI and to U.S. investors.

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations and on an “as-needed” basis. To the extent cash or assets in the business is in HK SAR or in an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC or Hong Kong governments to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors— Risk Related to Doing Business in HK SAR - To the extent cash or assets in the business is in HK SAR or an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 36.

During the fiscal year ended December 31, 2023, cash and other asset transfers between the holding company, VSM BVI and its subsidiaries were as follows:

	VSM Holdings Limited	VS MEDIA PTE. LTD.	VS Media Co Limited	VS Media Limited (VS Media HK)	VS MEDIA LIMITED (VS Media TW)	GRACE CREATION LIMITED
	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)
VSM Holdings Limited	N/A	-	-	1,221,451	-	-
VS MEDIA PTE. LTD.	-	N/A	-	1,491	-	-
VS Media Co Limited	-	-	N/A	-	-	-
VS Media Limited (VS Media HK)	(1,221,451)	(1,491)	-	N/A	-	(1,148,000)
VS MEDIA LIMITED (VS Media TW)	-	-	-	-	N/A	-
GRACE CREATION LIMITED	-	-	-	1,148,000	-	N/A

Below is the record of our intercompany transactions involving cash from January to December, 2022:

	VSM Holdings Limited	VS MEDIA PTE. LTD.	VS Media Co Limited	VS Media Limited (VS Media HK)	VS MEDIA LIMITED (VS Media TW)	GRACE CREATION LIMITED
	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)
VSM Holdings Limited	N/A	-	-	2,448,696	-	(80,784)
VS MEDIA PTE. LTD.	-	N/A	-	2,857	-	-
VS Media Co Limited	-	-	N/A	3,295	-	-
VS Media Limited (VS Media HK)	(2,448,696)	(2,910)	(1,798)	N/A	30,310	87,674
VS MEDIA LIMITED (VS Media TW)	-	-	-	(32,103)	N/A	-
GRACE CREATION LIMITED	80,784		-	(100,445)	-	N/A

Below is the record of our intercompany transactions involving cash from January to December, 2021:

	VSM Holdings Limited	VS MEDIA PTE. LTD.	VS Media Co Limited	VS Media Limited (VS Media HK)	VS MEDIA LIMITED (VS Media TW)	GRACE CREATION LIMITED	Shuobing (Shanghai) Culture Communication Co., Ltd.#	Hangzhou Xingweilai e-commerce Co, Ltd.#
	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)	Dr/(Cr.)
VSM Holdings Limited	N/A	-	-	(7,981)	-	(97,213)	-	-
VS MEDIA PTE. LTD.	-	N/A	-	-	-	-	-	-
VS Media Co Limited	-	-	N/A	(2,413)	-	-	-	-
VS Media Limited (VS Media HK)	7,981	297	2,412	N/A	3,377	627,613	7,874	-
VS MEDIA LIMITED (VS Media TW)		-	-	(5,016)	N/A	-	-	-
GRACE CREATION LIMITED	97,213	-	-	(640,426)	-	N/A	-	-
Shuobing (Shanghai) Culture Communication Co., Ltd.#	-	-	-	31,078	-	-	-	(1,256)
Hangzhou Xingweilai e-commerce Co, Ltd.#	-	-	-		-	-	1,705	-

#Disposed on July 31, 2022

No dividends or distribution from subsidiary to holding company have been made. No dividends or distributions have been made to U.S. We have no present plans to declare dividends, and we plan to retain our earnings to continue to grow our business. See “Dividend Policy” and “Taxation”. There are no restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. There are no restrictions and limitations on our ability to distribute earnings from the Company, including our subsidiaries, and to the parent company and U.S. investors as well as the ability to settle amounts owed.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below, which also summarize some of the principal risks that could adversely affect our business, financial condition, results of operations or cash flows and prospects. This summary is not complete and the risks summarized below are not the only risks we face. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Item 3. Key Information—D. Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	our goals and growth strategies;
●	our future business development, financial condition and results of operations;
●	trends in the Internet facilitator industry in HK SAR, Taiwan and globally;
●	competition in our industry;
●	fluctuations in general economic and business conditions in HK SAR, Taiwan and other regions where we operate;
●	the regulatory environment in which we and companies integral to our ecosystem operate;
●	our proposed use of proceeds from our IPO; and
●	assumptions underlying or related to any of the foregoing

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We are involved in the highly competitive advertising industry and may not be able to compete successfully with our competitors, which could reduce our market share and adversely affect our financial condition.

Our Marketing Services model competes with other companies in providing quality advertising services to clients. The advertising industry in HK SAR and Taiwan is rapidly evolving and extremely competitive, and competition for clients is expected to intensify in the future. Increased competition may lead to price reductions for advertising services, smaller profit margins, and erosion of our market share. We compete with other advertising companies in HK SAR and Taiwan primarily on (a) audience recognition of Brands and Creators; (b) quality of advertising services; (c) effectiveness of sales and marketing efforts; (d) creativity of design and content; (e) price; (f) strategic relationships with advertisers; and (g) hiring and retention of talented staff. Our current competitors may achieve greater market acceptance and recognition in the future and gain a greater market share in the advertising industry. If our existing or potential competitors develop or offer services that offer advantages over our Company in terms of effectiveness, price, creativity, or other qualities, then our business, results of operations, and financial conditions could be negatively affected. We also compete indirectly with providers of advertising and creative content on platforms beyond social media, such as newspapers, magazines, radio, and television. Our existing and potential competitors may possess additional competitive advantages over us, such as a longer operating history, greater name recognition, larger audience base, and greater financial, technical, and marketing resources. If we fail to compete successfully, we could lose our Brand clients. Increased competition within our industry could result in pricing pressure and loss of our market share, which could have a material adverse effect on our results of operations and financial conditions.

Cutbacks on advertising budgets by our Brand clients and failure to maintain and grow our Brand client base could materially and adversely affect our business and harm our financial condition.

We derive our revenue by procuring Brand clients to engage our Marketing Services, which are usually determined by the advertising spend of our Brand clients. Accordingly, our revenue base and our profitability reflect allocations in the advertising budgets of our Brand clients. The willingness of Brand clients to spend their advertising budget through us is critical to our business and our ability to generate revenue. Our Brand clients’ demand for Marketing Services can be influenced by a variety of factors, including but not limited to: (i) macro-economic and social factors such as domestic, regional, and global social, economic, and political conditions, economic and geopolitical challenges, and economic, monetary, and fiscal policies; (ii) industry-related factors such as changing trends, preferences, and habits of audiences in regard to advertisements and their receptiveness to advertising as well as the development of emerging and varying forms of advertising content; (iii) Brand client-specific factors such as an advertiser’s specific development strategies, business performance, financial condition, and sales and marketing plans. Changes in any of the above factors may result in significant cutbacks in advertising budgets by our Brand clients, which would reduce our revenue and profit. As a result, our business, results of operations, and financial condition could be materially and adversely affected.

If we fail to maintain good relationships with our Creators, then our business, results of operations, financial condition, and business prospects could be materially and adversely affected.

We regard our business value as revolving around our ability to identify and maintain good relationships with our Creators. We have developed relationships with various Creators who may serve as the director, producer, host, or major actor/actress in advertising and creative content created for our Brand clients. Also, our engagement with our Creators is generally not exclusive. Accordingly, our business growth will depend on our ability to continue sourcing new Creators and to maintain our relationships with existing Creators. There is no assurance that we will be able to maintain stable business relationships with any of our Creators. In addition, our relationships with our Creators may be adversely affected if we cannot meet their monetary or other service terms in our advertising projects, and our business, results of operations, financial condition, and business prospects could be materially and adversely affected.

If the complexities and challenges faced by Brand clients seeking to advertise in HK SAR and Taiwan diminish, or if our Brand clients increase their in-house advertising capabilities as an alternative to our Marketing Services, demand for our services could be adversely affected.

One of the key attractions of our services to our Brand clients is our ability to help them address the complexities and difficulties they face in the advertising market in HK SAR and Taiwan. If the level of such complexities and difficulties declines as a result of changes in the advertising landscape or otherwise, or if our Brand clients choose to enhance their in-house support capabilities as an alternative to our Marketing Services, our Marketing Services may become less important or attractive to our Brand clients, resulting in reduced demand for our services, in which case our business could be adversely affected.

Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We began delivering Marketing Services to Brand clients in 2013. We intend to continue growing as we seek to expand our Brand and Creator bases. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be susceptible to risks that differ from those encountered by a company with a longer operating history in a different industry. Many of the factors discussed in this section could adversely affect our business and prospects and future performance, including our ability to: (a) maintain, expand, and further develop our relationships with Brands to meet their increasing demands; (b) maintain good business relationships with our Creators; (c) introduce and develop quality advertising services; (d) reflect the continued growth and development of the advertising industry in HK SAR and Taiwan; (e) keep pace with technological developments in the rapidly evolving advertising industry; (f) attract and retain qualified and skilled employees; (g) effectively manage our growth; and (h) compete effectively with our competitors in the advertising industry. We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition, and future prospects.

We may be unable to successfully implement or implement in full and effectively our future business plans and business strategies.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. It is our aim to solidify our market position in the advertising industry. We expect to achieve increasing penetration in existing markets. Our rapid expansion may expose us to various risks depending on the extent to which we are able to effectively manage our growth or implement our business strategies. As our operations grow in size, scope, and complexity, we will incur significant costs and allocate additional resources to strengthen and develop relationships with our existing and potential Brand clients; expand our sales and marketing efforts; hire and retain experienced employees; enhance our technological infrastructure; stabilize our operational efficiency; and improve our financial systems and internal control. However, our returns on such investments may not be achieved for a few years, or possibly at all. Our current and future expansion plans will also require significant managerial attention and resources for us to flourish. Moreover, our future business plans may be hindered by factors beyond our control, such as competition within our industry, our ability to cope with financial risk, operational risk, and market risk as our business expands, and our ability to provide, maintain, and improve the level of human and other resources involved in serving our Brand clients. As a result, we cannot be certain that our future business plans will materialize in accordance with our desired timetable, or at all, or that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits that we initially contemplated. If we fail to implement our expansion plans and business development strategies successfully, our business performance, financial condition, and future prospects and growth could be materially and adversely affected.

Our operating results depend on our ability to respond quickly to changes in the marketing preferences of our Brand clients.

The advertising industry experiences rapid changes in Brand client preferences and tastes. Our Marketing Services business and reputation may be negatively affected if the Creators that we use are unable to meet the expectations of our Brand clients. Given the subjective nature of the advertising business and rapid changes in marketing trends, there is no assurance that our services or creative content will continue to anticipate or respond quickly to the changing preferences of our Brand clients. If we fail to adapt, our business, results of operations and financial condition could be materially affected. Furthermore, the advertising industry is characterized by rapidly evolving technologies. We rely on the Internet and Creators’ social media platforms to disseminate advertisements and creative content. If there is a decline in the use of such platforms or a material change in viewer behaviors to which we are unable to adapt, we could lose our Brand clients and our revenue and growth could be adversely affected.

Our business is highly sensitive to changing preferences of audiences.

Our Marketing Services business focuses on providing branded content that reflects market trends and the social environment. Therefore, demand for our Marketing Services may be adversely affected by changes in the preferences of the ultimate audience for our advertisements and creative content. We strive to deliver creative content featuring our Creators’ distinctive style that will be embraced by various viewers. If viewer preferences change, our target audience may opt for advertisements and content from competing companies that are more responsive to trends. If our audience loses interest in the advertisements and content we create for our Brand clients, then our business, results of operations, and financial conditions could be adversely affected.

The advertising industry is subject to uncertainties that could affect our Marketing Services business and results of operations.

Most of our revenue is generated by providing Marketing Services to Brand clients. The growth of the advertising industry in HK SAR and Taiwan is subject to some uncertainties. Some of our existing or potential Brand clients may not have previously devoted a significant portion of their budget to advertising and therefore may have a limited understanding of advertising. They may not find Creators’ social media channels to be effective in promoting or showcasing their products and services compared with more traditional venues such as print and broadcast media. Our ability to generate and maintain certain levels of revenue will depend on a number of factors, many of which are beyond our control, including but not limited to: (a) the maintenance and enhancement of audience recognition of our Brand clients’ products or services in a cost-effective manner; (b) intensifying competition in the advertising industry and potential downward pressure on advertising prices; (c) limitations in the availability of quality Creators and social media platforms; (d) changes in governmental policy that would restrict and regulate advertising practices; (e) acceptance and/or attractiveness of our Creators’ channels as an effective way for Brands to place advertisements; and (f) the effectiveness of our marketing strategy and technology systems, any unfavorable change in which would affect adversely our business and results of operations.

If we fail to keep pace with rapidly changing technologies, we could lose our Brand clients, and our Marketing Services business and results of operations could be adversely affected.

As a provider of Marketing Services, we must keep pace with the changing technological expectations of our Brand clients and the ultimate audience. Our Brand clients may require us to use new technologies in the design, shooting, editing, and cutting of advertisements. We will need to quickly and cost-effectively adapt if our Brand clients begin to shift to the use of new technologies, but we cannot assure you that we will be able to do so. We may not be able to respond quickly, or at all, to these changing technological preferences to ensure that our services will continue to be competitive. If we fail to implement such changes or fail to do so in a timely manner, we could lose our Brand clients, and our business and results of operations could be adversely affected.

Our Marketing Services business depends on the public image of our Company and of our Brand clients, and any unfavorable Brand client feedback or negative publicity could adversely affect our business.

Our effectiveness may be reduced if the public image or reputation of our Company or our Brand clients is damaged by negative publicity. Complaints from our Brand clients or the target audience or negative publicity about our Creators’ content could have a significant impact on our reputation and the popularity of our Creators’ content. We cannot guarantee that negative feedback will not occur in the future, and such feedback could result in serious damage to our reputation and business operations. If we are unable to maintain, protect, or enhance our image against negative publicity or if Creators’ content is not accepted by our Brand clients or target audience, this could have a material adverse effect on our business, financial position, and results of operations.

The success of our Marketing Services depends on the volume of viewer traffic to our Creators’ social media channels.

Our Marketing Services business relies on Creators’ social media channels to attract audiences by publishing advertisements and creative content featuring up-to-date products/services of Brands that appeal to the Creators’ audiences. Through the Internet and our Creators’ social media channels, the products and services of our Brand clients are marketed to audiences browsing on our Creators’ channels. As such, the success of our Marketing Services depends upon our Creators’ ability to attract sufficient Internet traffic to their online social media channels. If our Creators are unable to maintain or increase viewer traffic to their channels, we may be unable to meet the expectations of our existing Brand clients or attract new Brand clients for our Marketing Services. In view of the importance of viewer traffic, if there is: (i) any reduction in the audiences for our Creators’ channels; (ii) any decrease in the popularity of the Creators’ channels in which the advertisements and creative contents are displayed; (iii) any failure to make improvements, upgrades, or enhancements to our Creators’ channels in a timely manner; (iv) any lasting or prolonged server interruption due to network failures or other factors; or (v) any other adverse developments specific to our Creators’ channels, then our Marketing Services business, financial condition, and results of operations could be adversely affected.

Our Marketing Services are generally project-based, and we generally do not enter into long-term agreements with our Brand clients. If we fail to retain existing Brand clients or attract new Brand clients, our results of operations could be materially affected.

Our Marketing Services business model is mostly project-based, so our revenue tends to be non-recurring. Since we generally do not enter into long-term agreements with our Brand clients, our success depends on our ability to maintain our relationships with existing Brand clients and to develop new opportunities with potential Brand clients. Because our contracts with Brand clients are generally entered into on a project basis, our revenue may fluctuate depending on the number of advertising projects we are able to secure, and therefore we may have limited ability to forecast our future revenue streams. We cannot assure you that our Brand clients will continue to procure our Marketing Services or that we will be able to replace, in a timely or effective manner, departing Brand clients with potential Brand clients that deliver comparable levels of revenue. If we fail to retain our existing Brand clients or to increase advertisers’ utilization of our services, or provide innovative Marketing Services and pricing structures that attract new Brand clients, the demand for our Marketing Services will not grow and may even decrease, which could materially and adversely affect our ability to maintain or increase our revenue and profitability. In addition, we cannot assure that we will be able to sustain our growth of revenue and profit in the future, as it is highly dependent on our ability to attract Brand clients to utilize our Marketing Services while also holding down our costs of operations. Our operations and financial results could be adversely affected if we are not able to secure a sufficient number of new advertising projects.

If we are unable to secure engagements from our Brand clients, our business and financial performance may be adversely affected.

We provide our Marketing Services to a number of well-established Brands. Our ability to secure engagements with these clients is an important factor in our success, as these prominent Brand clients form an integral part of our Brand client base and project portfolio. Being able to retain and maintain our business relationships with these Brand clients would promote and strengthen our Brand image and reputation in the industry, thereby enabling us to capture more revenue, build a wider spectrum of Brand clientele, and expand our market share. There is no guarantee that we will be able to continuously secure engagements with well-established Brands. In the event that we are unable to maintain business relationships with our existing Brand clients or to secure business opportunities from new Brand clients, our results of operations may be adversely affected. Our ability to secure large-scale and/or high-profile projects could be materially and adversely impacted, thereby affecting our business, financial performance, and results of operations.

If we fail to achieve the marketing objectives of our Brand clients, we could lose our Brand clients and our revenue could decline.

We offer Marketing Services to serve the advertising objectives of our Brand clients. In general, the advertising objectives of our Brand clients will be discussed among our execution team before the commencement of a project and our Marketing Services may be fine-tuned in response to feedback from our Brand clients. We are expected to provide effective Marketing Services that can achieve the desired advertising objectives of our Brand clients, such as reaching a specific number of visitors within a given timeframe. To attract the target audience, we keep ourselves abreast of constantly changing audience preferences. If our Marketing Services are not able to achieve the desired advertising objectives, our relationships with our Brand clients and our reputation and revenue will be adversely affected. In addition, we may not be able to manage the growth of our business effectively and in a controlled manner. Over-expansion of Marketing Services may strain our limited managerial, operational, and financial resources, which may have a material adverse impact on the stability of our operation and financial conditions.

The marketing industry is highly schedule driven, and our failure to meet the schedule requirements of our Brand clients could adversely affect our reputation and/or expose us to financial liability.

In some instances, we guarantee that we will complete a campaign by a certain date. Any failure to meet the contractual schedule or completion requirements set forth in our contracts with our Brand clients could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages and liability for our Brand clients’ actual costs arising out of our delay. Negative consequences of our failure to meet a contractual schedule could include reduced profits or a loss on that project, damage to our reputation, and a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We are subject to credit risk in collecting the accounts receivables due from our Brand clients.

If our Brand clients fail to settle their trade receivables due to us, our business and financial condition could be adversely affected. We conduct periodic reviews on the aging condition of our trade receivables and evaluate the likelihood of collection based on each individual Brand client’s situation and ability to pay in full. However, there is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, delay or default in payments from our Brand clients may pose difficulties for us to manage our working capital and/or adversely impact our liquidity. Our Brand clients’ settlement day may be affected by their internal policies. Our efforts to strengthen our trade receivable collection and management may be in vain, and we cannot assure you that we will be able to fully recover the outstanding amounts due from our Brand clients, if at all, or that our Brand clients will settle the amounts in a timely manner. We might have to raise funds by resorting to internal resources and/or additional banking facilities in order to meet our payment obligations in full and on time, and our cash flows and results of financial position may be materially and adversely affected. Our performance, liquidity, and profitability will be adversely affected if significant amounts due to us experience prolonged delay and are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any of our major Brand clients could also materially and adversely affect our business.

The quality of work performed by our independent suppliers may affect our sales and damage our reputation.

We may engage third-party suppliers to assist in producing content for some of our advertising projects, including photo and video shooting and subsequent video editing. Our execution team conducts reviews and collects feedback from our Brand clients to assess the quality of work performed by these suppliers. However, the provision of these services could be interrupted by unforeseen events beyond our control, such as natural disasters, social unrest, and labor strikes. We cannot assure you that there will be no delays in the dissemination of our advertisements as a result of material disruptions in the operations of third-party suppliers. If there is any delay in dissemination, it may cause damage to our Brands and we may not be able to publish our Brand clients’ advertisements in time. This would materially affect our relationships with our Brand clients and our business operations. Occurrence of any such events could materially and adversely affect our reputation, business, financial conditions, and results of operations.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensations to third parties, penalties, and disruption of our business, which may adversely affect our results of operations and financial performance.

Third parties with which we conduct business may be subject to regulatory penalties or punishments because of their regulatory compliance failures or infringements of other parties’ legal rights, which may directly or indirectly disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe upon any other parties’ legal rights, which could expose us to legal expenses, compensation to third parties, or other compensation. We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties with which we conduct business, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may, in turn, affect our business, results of operations, and financial performance. Moreover, regulatory penalties or punishments against our business stakeholders (i.e., Brands and Creators), even without resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders of ours, and may result in abrupt changes in their business emphasis, such as changes in advertising strategies, any of which could disrupt our usual course of business with them and result in material negative impact on our business operations, results of operations, and financial condition.

Some of the advertisements and creative content published through our Creators’ social media channels may expose us to potential liabilities and litigations.

We publish advertisements and creative content through our Creators’ channels. Some of the advertisements and creative content we publish may include parody works, cinematic adaptations, lyrics modifications, and adaptations of photographs and/or content from the public domain. We cannot assure you that we will not receive complaints or face any disputes or litigations raised by third parties in relation to intellectual property matters. There is also no assurance that we will be able to defend ourselves in such disputes or litigations or that we will not be found liable for copyright and/or trademark infringement or accused of defamation or infringement of other third parties’ rights. In addition, we cannot assure you that our advertisements and creative content will appeal to our audience. We cannot fully ascertain our target audience’s preferences and/or their receptiveness to our content, and we may not be able to produce advertisements and creative content that appeal to all of our target audience. If, in the future, we are threatened or involved in litigation proceedings, other administrative proceedings or arbitration, if any, in relation to the infringement of intellectual property rights of others or other issues, then such proceedings, regardless of their merits, could be time-consuming and costly to defend and may divert our management’s attention and resources. Any negative views or feedback might affect our reputation and cause our Brand clients not to opt for our Marketing Services in the future, which will adversely affect our financial performance.

Any unauthorized use of our brand names or any other intellectual property rights by our competitors or third parties, and the expenses incurred in protecting such intellectual property rights, may adversely affect our business reputation and financial performance.

We believe that our Company’s brand and intellectual property rights are critical to our success and that many of our Brand clients are attracted to us because of our brand names and reputation. The continuing success and growth of our Marketing Services therefore depend on our ability to protect and promote our brands, trademarks, copyrights, and other intellectual property rights. Depending on the terms of our Brand client engagement, our Creators and Brands generally own the copyrights for all of the branded content. Any unauthorized use of our intellectual property by our competitors and third parties may adversely affect our business and reputation. Our competitors and other third parties may imitate our brands or infringe our trademarks by using our brand names and trademarks on their services or products. In addition, infringers may use our copyrighted materials, such as advertisements published on various platforms, without authorization. Preventing such unauthorized use of intellectual property is difficult, and significant amounts of resources have been put in to prevent infringements. We generally rely on trademarks and copyrights laws to protect our intellectual property rights. However, the laws in certain countries may not offer intellectual property protection to the same extent as the laws of U.S., HK SAR and Taiwan. If any suspected infringement arises in U.S., HK SAR, Taiwan, and/or overseas, litigation may be necessary to enforce our rights and protect our intellectual property rights. Such litigation could result in substantial costs and diversion of resources.

Our Brand clients may be exposed to intellectual property infringement claims by third parties and counterfeit products, which could disrupt our business, cause us to incur substantial legal costs, or damage our reputation.

Our Brand clients who allow us to use their brands and related intellectual properties may face claims of infringement of third parties’ intellectual property rights and claims for indemnification resulting from such infringement. In addition, our Brand clients may be unaware of intellectual property registrations or applications involving their services, products, and brands that may give rise to potential infringement claims against them. Parties making infringement claims may be able to obtain an injunction to prevent our Brand clients and us from advertising or delivering the subject Brands’ services and products or using relevant intellectual properties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against our Brand clients and us could, among other things, prohibit us from continuing to promote services, products, and Brands that have infringed a third party’s intellectual property rights. Any intellectual property claim or litigation, regardless of whether we or our Brand clients ultimately win or lose, could damage our reputation and adversely affect our business, results of operations, and financial condition.

In addition, the right to use intellectual properties granted to us by our Brand clients may be used or infringed upon by unrelated third parties. Any occurrence of counterfeiting or imitation could impact negatively on our advertisements and content created for our Brand clients and could incur costs related to detection and prosecution. Preventing intellectual property infringement is difficult, costly and time-consuming, and continued unauthorized use of our Brand clients’ intellectual properties by unrelated third parties may damage the advertisements and content created for our Brand clients. The measures our Brand clients take to protect their intellectual property rights may be inadequate to prevent unauthorized use by third parties. If our Brand clients are unable to adequately protect their intellectual property rights, our Brand clients may lose these rights, the Brand image of our advertisements and content may be harmed, and our competitive position and business may be adversely affected.

We rely on the availability of Creators’ channels for the promotion of our Brand clients’ advertisements.

We make use of various Creators’ channels on social media platforms such as Facebook and Instagram to promote the advertisements and creative content that we and our Creators create for our Brand clients. While our Creators strive to comply with the display policies established by social media platforms, we cannot guarantee that these platforms will continue to allow our Creators to operate their accounts and display our advertisements and creative content. If our Creators’ accounts are blocked or banned, we will lose a channel for publishing our advertisements and creative content, and our Marketing Services may be adversely impacted. Further, if these platforms increase their fees for maintaining our Creators’ accounts, we will experience increased operational costs and our financial performance may be adversely affected.

If we experience information and technological system failures, our business operations could be significantly disrupted.

The business operations and success of our Marketing Services depend on the stable performance of the information and technological systems that we utilize to perform functions such as the following: communicate with suppliers and Brand clients; design, execute, and place advertisements; monitor the performance of our advertising results; and monitor the sufficiency of our advertising platform. Any system failure that affects our ability to provide services to Brand clients could significantly reduce the attractiveness of our Marketing Services to Brand clients and hence reduce our revenue. Our systems are vulnerable to a variety of events, including, among others, telecommunications failures, power shortages, malicious human acts, and natural disasters. In addition, any steps to increase reliability and avoid the redundancy of our information and technological systems may not be effective and may be unsuccessful in preventing system failures.

Our financial statements have been prepared on a going concern basis, and we must raise additional capital beforehand to fund our operations in order to continue as a going concern. If we are unable to do so or on terms commercially acceptable to us and we are unable to improve our liquidity position, we may be required to realize our assets and discharge our liabilities other than in the normal course of business, which could cause investors to suffer the loss of all or a substantial portion of their investment.

As of December 31, 2023, we had a working capital of $4,310,054 and had an accumulated deficit $21,208,152. Our net cash used in operating activities for the year ended December 31, 2023 was $7,246,896. As we have an accumulated deficit and net cash outflows from operating activities, our auditor, Assentsure has raised substantial doubt about our ability to continue as going concern.

Management plans to focus its resources on projects that generate sustainable positive profit margins with faster cash turnover to enhance the cashflow situation. The projected funding we require to run our next 12 months’ operations is approximately $2,000,000. We plan to raise capital via private placement or financial borrowings or bank loans in the event that we do not have adequate liquidity to meet our current obligations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We may not be able to obtain the additional capital we need in a timely manner or on acceptable terms, or at all.

There is no assurance that we will not require additional capital and cash resources for our growth and expansion plan. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that additional financing will be available in amounts or on terms acceptable to us, if at all. If additional financing is not available, our business and financial condition could be adversely affected.

Seasonality in our Marketing Services may affect our business and operating results.

Our revenue from Marketing Services is subject to seasonal fluctuations. We record higher revenue in the fourth quarter of each year. We believe our Brand clients tend to allocate a larger portion of their marketing budget during this period, which may coincide with increased consumer purchases at that time. We may not be able to satisfy the high demand of service engagement received from our Brand clients during the peak season, and this may result in loss of business opportunities or delays in completion of our Marketing Services for our Brand clients. In the event that we fail to meet the high demand for service engagement at any time, our business, financial condition, and results of operations may be adversely affected.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

The accounting standards we use in preparing our financial statements are often complex and require us to make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters, including our revenue recognition, accounts receivable, and income taxes. These estimates and assumptions involve matters that are inherently uncertain and require our subjective and complex judgments. If we used different estimates and assumptions or used different ways to determine these estimates, our financial results could differ. Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and reported results of operations.

We face significant competition in our business, and our profitability and prospects for future growth depend on our ability to compete effectively with our competitors.

In our Social Commerce business, we compete with our competitors for social commerce services to Creators as clients and, potentially, as Brand owners who supply their goods for us to sell. There are a number of competing companies with substantial financial, technical, marketing, and other resources in the sales markets in which we operate. Our current or potential competitors include major online sales platforms in HK SAR and Taiwan that offer Creators social commerce services as well as goods in a wide range of merchandise product categories. Additional competitors may enter the industry of social commerce in the future, and less competitive companies are likely to be gradually eliminated. Our competitors may have advantages over us with respect to factors such as operational costs, greater brand recognition, better suppliers, existing and potential relationships with Brands, and knowledge of our target markets. Such companies may be able to adapt more quickly than we do to market changes, technological developments, or Brands’ demands, or they may respond more effectively to market opportunities. Our failure to compete effectively by adapting to changing market conditions may have an adverse impact on our business and financial position. In addition, some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing structures, and devote substantially more resources to their websites, mobile apps, and systems development than we can. Moreover, since there are no pricing guidelines or restrictions set on products in the free market, some of our competitors may attract more Creators by offering similar, if not identical, Social Commerce services at a lower price. We cannot assure you that we will be able to compete successfully with current or future competitors and maintain our current market position in the Social Commerce market in HK SAR and Taiwan. These competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to maintain our relationships with existing Creators and attract new Creators.

As a Social Commerce company, we must respond effectively to changes in consumer preferences and industry conditions. Our future growth will depend on our ability to attract existing and new Creators to utilize our Social Commerce services to enhance their e-commerce operations. To maintain our attractiveness to Creators, our Social Commerce services are constantly enhanced to satisfy consumer demands in a timely and cost-effective fashion. If we fail to enhance our Social Commerce services, Creators may discontinue their use of our services. We attempt to predict consumers’ preference using historical records and determine the scope of our service and marketing strategy accordingly. We cannot guarantee that our predictions of market trends and consumer needs will be accurate. If our prediction deviates from consumers’ actual preferences, our business may be adversely affected. We must stay abreast of constantly changing market trends and consumer needs and anticipate service trends that will appeal to existing and new Creators, and any failure to identify and respond to such trends could lead to significant adverse effects on our business, financial condition, and results of operations.

We may not be able to execute our strategies effectively, which may materially and adversely affect our business and prospects.

To continue to expand our business, increase our market share, and accomplish our business objectives, we plan to implement a number of strategies. Implementation of these strategies will require significant managerial, financial, and human resources. However, we cannot assure you that we will be able to deploy all of the managerial, financial, and human resources required to execute our strategies for business optimization and expansion successfully, nor that our net proceeds from our IPO will allow us to implement all of these strategies. If we are not able to execute our business strategies effectively, or at all, our business, financial condition, and results of operations may be adversely affected.

If we fail to keep up with the rapidly changing technology that will be required to successfully introduce new Social Commerce services, our competitive position and our ability to generate revenue and achieve growth could be affected.

Social Commerce is a quickly evolving industry. Our success depends on our ability to adapt to rapidly changing technologies and to enhance the quality of our existing services. We may experience difficulties that could delay or prevent the successful introduction or marketing of our Social Commerce services. Any services we introduce must meet the preferences of our existing and potential Creator clients. If we fail to keep pace with changing technologies and to introduce effective and well-accepted services for our existing or potential Creator clients, we could lose them and our revenue and growth could be adversely affected.

Any fluctuations in the prices of products sourced from suppliers could adversely affect our operation and profitability.

Products sourced from suppliers are subject to price volatility caused by external conditions, such as commodity price fluctuations, supply and demand dynamics, logistics and processing costs, our bargaining power with the relevant suppliers, inflation, governmental regulations and policies, and other factors over which we have no control. We may be unable to offset all price increases by raising the prices of products sold to our Creator clients. If the prices of the products increase in the future and we are unable to manage those costs or increase the selling prices of our products to offset those increased costs, our profit margins and overall profitability may decrease, which could adversely affect our business, results of operations, and financial condition.

We may not be able to sustain the revenue growth we achieved during the two years ended December 31, 2023 and 2022, and our profit margins may continue to decrease.

The major factors affecting our financial conditions and results of operations include, among other things, industry competition and our ability to remain competitive. It has been our strategy to solidify our Social Commerce business to meet the market demands, notwithstanding the fact that the revenue derived from our Social Commerce business largely depends on the difference between the costs of products obtained from the suppliers and the prices at which we sell these products to our Creators. Because the profit margin of each product is affected by factors such as market competition, consumer preferences, our relationship with the relevant supplier, and availability of stock, changes in any of these factors may result in fluctuation in our Company’s overall profit margin and thereby affect our profitability. We cannot guarantee that we will be able to procure and offer products that generate relatively high demand from our Creator clients. We cannot guarantee that our strategic relationships with suppliers and our bargaining power in negotiating for more favorable terms in relation to the procurement of products from the suppliers can be maintained. We cannot guarantee that we will be able to maintain our competitiveness in the industry or implement our business strategies effectively to improve our profitability going forward and hence maintain the revenue growth of our Social Commerce business model in the future. We also cannot guarantee that our profit margins will not continue to decrease in the future. If we fail to maintain our competitiveness in the industry, are unable to implement our business strategies effectively to improve our profitability going forward and hence maintain our revenue growth, and if profit margins continue to decrease in the future, our business, financial condition, and results of operation may be adversely affected.

Incidents involving counterfeit products could adversely affect demand for our products to Creator clients, our brand, reputation and profitability

We supply a wide variety of products to our Creator clients who are involved in Social Commerce, and counterfeit versions of these products may be offered by competitors. If a significant number of our Creator clients turn to counterfeit products for reasons such as lower prices, we could lose our Creator clients in our Social Commerce business, and our revenue and growth could be adversely affected. In addition, the quality of counterfeit products cannot be guaranteed, and poor quality or defects in such products would affect the reputation of the Brands of such products and, in turn, that of our products of the same Brands arranged for our Creator clients, which may materially and adversely affect our business, financial condition, and operating results. We cannot guarantee that incidents of counterfeit products will not happen in the future.

We generally do not enter into long-term business contracts with our suppliers.

We typically do not enter into any long-term contracts with our suppliers because we want to have the flexibility to choose the Brands and the types of products to procure for our Creator clients for certain periods. This flexibility allows us to respond to forthcoming market trends and fluctuations in the popularity of the Brands as revealed by the market analysis we perform for our Creators. We may experience delays that prevent us from replenishing popular items for our Creator clients if they are sold out quickly, and our suppliers may impose a maximum order size for our orders. We cannot guarantee that our suppliers will provide goods in an amount that is sufficient to meet the demand of our Creator clients. Even if we maintain good relationships with our suppliers, they may be unable to remain in business due to adverse economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are unable to procure products for our Creator clients on favorable terms or at all, our business, financial condition, and results of operations may be adversely affected.

We generally do not enter into long-term business contracts with our Creator clients.

As our contracts with our Creator clients are created on individual basis, we typically do not enter into any long-term business contracts with our Creator clients. Accordingly, we may have limited ability to predict our future revenue streams and we cannot guarantee that we will maintain or increase the level of our business with existing or new Creator clients. Should we fail to attract new Creator clients or retain our existing Creator clients, the demand for our services may not grow or may even decline, and our business, financial condition, and results of operations may be adversely affected.

We may need to order products from our suppliers from time to time to fill orders from our Creator clients, and any material delay in delivery of goods from our suppliers to Creator clients may lead to their dissatisfaction and damage our reputation.

We generally procure products from suppliers in HK SAR. When an ordered item is in stock, we arrange for the item to be delivered to the Creator client’s designated address. Any material delay in delivery by our suppliers will render our Creator clients unable to meet the expected delivery schedule provided to their end-consumers. If the delivery date has to be postponed due to a delay in delivery by the relevant supplier, we may, at the request of the Creator client affected, permit cancellation of the order and issue a full refund. We cannot guarantee that our suppliers will adhere to the agreed delivery schedule for every order placed by our Creator clients, and any material delay in delivery of products from our suppliers to our Creator clients may lower our competitiveness as a Social Commerce service provider and damage our relationships with our Creator clients and our reputation in the industry. In such events, our sales, including both purchases by new Creator clients and repeat purchases by existing Creator clients, could be adversely affected.

Our business and results of operations may be materially and adversely affected if we are unable to maintain the security of our Social Commerce technology and systems.

Satisfactory performance, reliability, and consistent availability of our information technology systems is critical to our success in retaining existing Creator clients and attracting new Creator clients, as well as our ability to maintain a satisfactory Creator client experience and effectively serve our Creator clients. We rely on our internal resources to maintain our IT systems continuously. However, our IT systems may be vulnerable to computer viruses, physical or electronic breakdowns, and similar disruptions that could lead to system interruptions, website slowdown or unavailability, delays in data processing, or loss of data. We cannot guarantee that we will never experience such unexpected interruptions or breakdowns or that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Such disruptions and intrusions could damage our reputation and adversely affect our business, financial condition, and results of operations.

Delay in delivery of products by courier service providers and failure of payment service providers may affect our results of operations and financial condition.

We rely on courier services to deliver the products ordered by our Creator clients. Interruptions to or failures in these delivery services could prevent the timely or proper delivery of goods from our suppliers to Creator clients. These interruptions may be due to events that are beyond our control or the control of these courier companies, such as inclement weather, natural disasters, transportation disruptions, labor unrest, or global and/or regional pandemics such as the outbreak of the COVID-19 pandemic in 2020. If these courier service providers fail to deliver the products, we may not be able to find alternative courier companies to provide delivery services in a timely and economical fashion or at all. If products are not delivered in proper condition or on a timely or economical basis to our Creator clients, then our business, financial condition, and results of operations may be adversely affected.

We may be liable for data privacy being compromised, which may materially and adversely affect our reputation and business.

As a Social Commerce service provider, we may possess certain personal information from our Creator clients. Although we do not place any reliance on collection and processing of personal information to maintain our business operation, we have adopted internal control measures for data privacy risk management. Personal information is maintained in our systems, and only a limited number of our employees are authorized with different levels of rights of access to the system, allowing them to access a designated scope of personal information of our Creator clients stored in our systems commensurate with their respective duties. Despite our efforts to employ security measures to safeguard such information, there is still a risk that we may not fully protect such from inappropriate behavior, offensive contact, or other acts of third parties that violate the privacy of our users by illegally obtaining confidential or private information regarding our Creator clients’ visits or purchases on our platforms. Upon leakage, such personal information may be misused in a way that causes our Creator clients to suffer damages and losses. Any failure or perceived failure by us or our employees to (i) prevent our Creator clients’ exposure to such infiltration; and (ii) comply with our privacy policies, our privacy-related obligations to Creator clients, or any privacy laws or regulations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or Creator clients’ personal information, may result in governmental enforcement actions, litigation or public statements against us by our Creator clients, which would detrimentally affect our reputation and adversely affect our business, financial condition, and results of operations.

We are subject to potential claims related to product liability, description, warnings, and labelling as well as reviews of the products sold.

We make arrangements with our suppliers to deliver products for our Creator clients to sell to their end-consumers through the Creator clients’ social media channels. We cannot guarantee that the products delivered by our suppliers to our Creator clients will be free of any patent or latent defects. The products provided by our suppliers may be defective or of inferior quality or may lack appropriate descriptions, warnings, or labels, because the product descriptions, claims, and labeling are typically provided by the suppliers. We cannot assure you that the product descriptions, instructions, claims, or labeling are completely accurate and adequate. Arrangements for sourcing and sales of such products could expose us to claims involving personal injury or property damage, property description, warnings or labeling, or may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the arranger or wholesaler of the product. In addition, the end-consumers’ reviews of products sold by the Creator clients may contain illegal or unfounded accusations that could expose us to claims or legal proceedings against us related to defamation by the suppliers of the products. Any such claim or litigation could have a material and adverse effect on our business, financial condition, and results of operations. We cannot assure you that, in the future, we will not be required to incur material expenses regarding such claims. We could be required to pay substantial damages or to refrain from the arrangement of sales of relevant products in the event that a claimant prevails in any proceedings against us. Even unsuccessful claims could result in material expenses as well as efforts in defending them and could have a negative impact on our reputation. Any inadvertent sales of products related to such claims, or public perception of such incidents, may adversely affect Creator clients’ and end-consumers’ perceptions of our Company, which could harm our reputation, impair our ability to attract and retain Creator clients, and hence adversely affect our business, financial condition, and results of operations.

We are subject to product returns and exchange risk for the goods sold.

We arrange sales of products by our Creator clients through their social media channels. We cannot guarantee that the goods delivered by our suppliers to our Creator clients are free of any patent or latent defects. Product failure or defects, and any complaints or negative publicity resulting therefrom, could result in decreased sales of products by our Creator clients, product returns and exchanges or claims or litigation against us regarding the quality of such products. Such outcomes may adversely affect our business, reputation, financial condition, and results of operations.

We are exposed to the risk of infringement of intellectual property rights owned by third parties.

A Creator’s social media channel may display images, photos, or videos of products as marketing materials for sale. However, there may be a possibility that such photos or videos used by Creators as marketing materials are owned by third parties. In such cases, we cannot guarantee that the copyright owner will not object to the use of the relevant copyrighted materials on the Creator’s channel. We may also be held liable for infringing intellectual property rights if copyrighted pictures or videos are posted on the Creator’s channel. We cannot assure you that we will not be threatened or sued in relation to the infringement of third parties’ intellectual property rights in the future. In the event that we are subjected to any infringement claims, irrespective of the validity or the successful assertion of such claims, we would incur substantial costs, time, and resources in defending against them. Further, should there be a successful infringement claim against us, we may be required to pay substantial damages, to pay ongoing royalties, or to be subject to injunctions prohibiting the use of the photos or videos. Any intellectual property claims or litigation, regardless of whether we ultimately win or lose, would have material adverse effects on our business, financial condition, and results of operations.

We may not have adequate insurance coverage to cover our potential losses and claims in connection with our business.

To the best of our knowledge, certain risks associated with the operation of our business cannot be fully covered by insurance. We have been maintaining statutory employees’ compensation for our operations in HK SAR and Taiwan, which we believe is in line with the industry practice in HK SAR and Taiwan. As such, we cannot assure you that our insurance coverage is sufficient to cover all of our potential losses, and we may be exposed to liability in excess of our insurance coverage. For example, the occurrence of certain incidents such as business interruptions, labor disputes, and acts of God, and the consequences resulting from them, may not be adequately covered by our insurance policies, if at all. We also cannot guarantee that we will be able to maintain or renew our existing insurance coverage on commercially reasonable terms. In the event that we are subject to substantial claims, losses, or liabilities that are not covered by our insurance, we may incur expenses that could materially and adversely affect our financial condition and results of operations.

We are subject to credit risks for accounts receivable and liquidity gap due to mismatches in time between receipts of payment from clients and issuance of payments to suppliers.

We generally grant credit terms of 30 days to our Creator clients. As of December 31, 2023 and 2022, we had accounts receivable of approximately $2.1 million and $1.9   million, respectively. We cannot assure you that we will be able to recover all of the accounts receivable. Should we fail to recover all the accounts receivable, it will adversely affect our business, financial condition, and results of operations.

Our revenue is affected by market trends.

The revenue and growth of the Social Commerce industry are sensitive to corresponding market trends. Our Social Commerce services would be adversely affected if end-consumers are less willing to spend money on the products being sold by our Creator clients due to changes in the corresponding market trends. This would have an adverse impact on our business, financial condition, and results of operations.

We may be subject to a liquidity gap due to mismatches in time between receipt of payments from our Creator clients and issuance of payments to our suppliers.

We rely on prompt payment from our Creator clients to fund our payments to suppliers. When we experience a mismatch in time between receipt of payments from our Creator clients and payments to our suppliers, we have to rely on our internal resources and bank borrowing to maintain our cash flow and to fund our daily operations. If we fail to manage the cash flow mismatch or if the mismatch enlarges, we may have higher funding requirements either from our internal resources or from bank borrowings to meet our payment obligations, and our results of operations and financial condition may be materially and adversely affected.

Our business, financial conditions, and results of operations could be affected if we fail to attract and retain our key personnel, management team, and our employees.

The operations and future success of our Social Commerce business depend on our ability to attract and retain our key personnel, management team, and employees. As such, it is important for us to continue to attract and motivate a sufficient number of key personnel to maintain our financial condition and results of operations. We cannot assure you that there will be no departures of our key personnel. If one or more of our key personnel are unwilling to continue in their present position(s) in our Company, we may not be able to replace them instantly or at all. We may also need to offer higher compensation and other benefits in order to attract and recruit new personnel and may also incur additional expenses in the training of new personnel. If any of our key personnel join a competing company or form a competing business, we may lose business secrets, technological know-how, and business relationships with major Creator clients. This would subsequently disrupt our business and would have a material adverse impact on our business, financial condition, and results of operations.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in HK SAR

The outbreak of any severe communicable disease, in particular COVID-19, if uncontrolled, could adversely affect our company’s results of operations.

The outbreak of any severe communicable disease, such as the recent global outbreak of COVID-19, if uncontrolled, could have an adverse effect on our company’s operations and the overall business sentiments and environment in HK SAR. The spread of any severe communicable disease in HK SAR or other parts of the world may also interfere with the normal business operations of our company’s clients and suppliers. Supplies of products may become unstable. Clients’ demand for our products may decline. There is no assurance that the current outbreak of COVID-19 will come to an end or that there will be no future outbreaks of contagious diseases or epidemics in HK SAR or other parts of the world. Under such circumstances, we may not be able to sustain our historical growth in revenue and profit in the future. Previously, during the outbreak of COVID-19, pandemic prevention and control policies such as social distancing and quarantine measures have been strictly implemented by the HK SAR government, and HK SAR residents have generally reduced unnecessary outings and got into the habit of staying home to reduce their exposure to infection risks. As a result, HK SAR citizens have gradually switched from purchasing items from offline stores to making online purchases, thereby fueling the growth of the Marketing Services and Social Commerce industries in HK SAR. In addition, with a view to stimulating local consumption, the HK SAR government has issued electronic consumption vouchers to local consumers for use at local retail, catering, and service outlets or their online platforms through stored value facilities. The rollout of such supportive government policies has further driven the demand for online purchasing. From these perspectives, the outbreak of COVID-19 has benefitted the development of the Marketing Services and Social Commerce industries and had a positive impact on our revenue. However, there is no assurance that the stimulating effects of COVID-19 on the Marketing Services and Social Commerce industries and our revenue will continue. As the outbreak of COVID-19 becomes contained, anti-pandemic policies and measures may be relaxed and social activities may resume. Consequently, consumers may return to their original shopping habits and reduce their reliance on online purchases. The local economy may also gradually recover and local consumption may regain strength to such a degree that no further distribution of electronic consumption vouchers by the government may be necessary. Under such circumstances, the demand for our Marketing Services and Social Commerce services may decline, and our revenue growth may slow down.

We could be affected by political considerations involving HK SAR.

As HK SAR is a special administrative region of the People’s Republic of China, the PRC may, by its political and economic policies, exert influence on corresponding aspects of HK SAR. The PRC economy features a high degree of governmental involvement. In recent years, the PRC government has implemented various measures to guide the allocation of resources and thereby narrow the gaps between economic development in different regions in the country. We cannot offer any assurance that the PRC government will not, in the near future, adopt policies that will adversely affect political, legal, and economic conditions in HK SAR, which may in turn materially affect our business. Moreover, because our operations are principally based in HK SAR, our business operations and financial conditions will be affected by political and legal developments in HK SAR. Any adverse economic, social and/or political conditions, material social unrest, strikes, riots, civil disturbances or disobedience, as well as significant natural disasters may adversely affect our business operations. For example, the HK SAR protests that lasted from 2019 to 2020 were triggered by the introduction of the Fugitive Offenders amendment bill by the HK SAR government. Despite not being enacted, similar incidents may cause large-scale protests or riots that could materially and adversely affect various sectors of the HK SAR economy. Our business operations are susceptible to the effects of similar protests as well as any other incidents or factors that affect the stability of social, economic, and political conditions in HK SAR. We cannot guarantee that similar protests or social unrest will not occur in the future or that there will be no other events that could disrupt economic, political, and social conditions in HK SAR. If such events persist for a prolonged period of time, our overall business, financial condition, and results of operations may be adversely affected.

Our business solely operates in a limited geographical market, and any adverse economic, social and/or political developments affecting the market may have a material adverse impact on our operations.

Our business operations are substantially based in HK SAR and Taiwan, and we do not have a diversified geographical coverage in terms of operations. Our business is therefore susceptible to any incidents or factors which may affect the stability of economic, social, and political conditions in these regions. Any adverse incidents, such as economic recession, extensive social unrest, strike, riot, civil disturbance or disobedience, may cast uncertainty over the stability of the business environment in these regions. Given the relatively small geographical size of HK SAR and Taiwan, such incidents may have a widespread effect on our Marketing Services and Social Commerce business operations. As a result, our business, results of operations, and financial condition may be materially and adversely affected.

Macroeconomic factors have had and may continue to have a material adverse effect upon our business, results of operations, and financial condition.

The Marketing Services and Social Commerce industries are affected by various macroeconomic factors, including changes in international, national, regional, and local economic conditions, gross domestic product (“GDP”) growth, inflation, interest rates, availability of and access to capital markets, employment levels, disposable income levels, consumer spending patterns, and effects of governmental initiatives to manage economic conditions that are beyond the control of our company. In particular, some of our major Brand clients are well-established Brands in HK SAR. As a result, any deterioration of the HK SAR economy, decrease in disposable consumer income, fear of a recession, and decrease in consumer confidence may reduce demand for our services by our Brand clients and materially and adversely affect our business, results of operations, and financial condition. In addition, the general lack of available credit and confidence in the financial markets associated with any market volatility or downturn could adversely affect our access to capital as well as our suppliers’ and Brand clients’ access to capital, which in turn could adversely affect our ability to fund our working capital requirements and capital expenditures. Our continued success will depend upon our ability to anticipate, identify, and respond to changing economic and other conditions in a timely manner, and our failure to do so could adversely affect our business, results of operations, and financial condition.

We incur higher than average costs due to conducting business in HK SAR.

The costs of doing business in HK SAR are higher than in surrounding regions. We rent our office spaces in HK SAR, and the majority of our workforce is also based in HK SAR. In view of the high rental price and high labor cost in HK SAR, we need to exercise careful control over our expenditures in these areas. Should we fail to control our costs, the financial performance of our Company may be adversely affected.

There is no assurance that the currency peg system in HK SAR will not be changed.

Our business is conducted in HK SAR with our books and records maintained in Hong Kong dollars but the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between HKD and USD affect the value of our assets and the results of our operations. Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. There is no assurance that this policy will not change in the near future. If the pegging system collapses, our business may be adversely affected. The exchange rate between HKD and USD may be affected by, among other things, changes in HK SAR’s political and economic conditions and perceived changes in the economies of HK SAR and the United States. Any significant fluctuation in the exchange rate between HKD and USD may materially and adversely affect our cash flows, revenue, and financial condition. Also, changes in the exchange rate between HKD and USD will affect the amount of proceeds we will have available for our business.

We operate our business in a regulated industry in HK SAR.

Our Marketing Services and Social Commerce operations are subject to a range of laws, rules, and regulations enacted by governmental authorities. We are subject to codes of conduct and practice guidelines implemented by those authorities. Given our obligations to comply with the relevant mandatory requirements with respect to our operations, we may incur ongoing costs involving our compliance with the laws and regulations. Any non-compliance, depending on the nature and severity of the incident, may result in penalties and private or public reprimand. Legal proceedings may be instigated against us with respect to any non-compliance, which may divert our managerial and financial resources while we are dealing with the investigations. In addition, any non-compliance may also be reported by media, and such negative media coverage will heavily damage our reputation and affect our image with our existing and potential Brand clients. We may not be able to respond to changes in the regulatory regime in a timely manner, and any unfavorable changes or tightening of government policies in HK SAR may significantly affect our operations. Any of the above may have a material and adverse impact on our business prospects, results of operations, and financial condition.

HK SAR legal systems are evolving and have inherent uncertainties that could limit the legal protections available to you.

We have substantial operations in HK SAR. The HK SAR legal system may embody uncertainties that could limit the legal protections available to you and to us. The Hong Kong Basic Law provides that the socialist system and policies shall not be practiced in the HK SAR, and the capitalist system and way of life shall remain unchanged for fifty years from 1997. HK SAR has a high degree of autonomy and enjoys executive, legislative and independent judicial power. HK SAR also has the authority to issue its own currency (the Hong Kong Dollar). If HK SAR’s ability to function autonomously cannot be maintained for any reason, this could potentially impact HK SAR’s common law legal system and lead to legal and political instability. This could, in turn, materially and adversely affect our business and operations. Accordingly, we cannot predict the effects of future developments in HK SAR’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our suppliers and clients. Moreover, we cannot assure that governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by governmental authorities regarding our compliance with laws and regulations, and we cannot assume you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations, and industry standards continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices in a way that could adversely affect our business, results of operations, and financial condition.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations, which could change at any time with little advance notice, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, interpretations of many laws, regulations and rules, which could change at any time with little advance notice, are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until time has passed since the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We do not place any reliance on collection and processing of any personal information to maintain our business operation, but if we are required to collect and process any type of personal information to maintain the operation of our business, the integrity and protection of such personal information is critical to our business. It is expected that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information and may only collect users’ personal information to the extent necessary to provide their services. Providers are also obliged to maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective since January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures which became effective on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On November 14, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our continued listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be obtained in a timely fashion or at all.

On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection, and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

We do not expect to be subject to cybersecurity review by the CAC, given that: (i) we do not possess more than one million users’ personal information; (ii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iii) we have not been notified by any authorities of being classified as an operator of critical information infrastructure; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; and (v) we have not been subject to any material administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to cybersecurity and data protection, nor have there been material cybersecurity and data protection incidents or infringement upon any third parties, or other legal proceedings, administrative or governmental proceedings, pending or threatened against or relating to us.

However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK SAR.

Because part of our operations take place in HK SAR, we are subject to a variety of similar laws and other obligations regarding data protection in HK SAR. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by other governmental authority for the reasons stated above. We are currently not required to obtain regulatory approval from any governmental authorities for our subsidiaries’ operations in HK SAR.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in HK SAR, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations.

We face high levels of competition in the Marketing Services and Social Commerce industries due to a large number of similar service providers in HK SAR. We may be subject to laws and regulations that are intended to prevent and discourage anti-competitive conduct in HK SAR. We have not adopted any anti-competitive conduct and will continue to act in compliance with laws and regulations governing competition in HK SAR. However, we may face difficulties and may need to incur legal costs in ensuring our compliance with the laws and regulations against anti-competition. We may also inadvertently infringe such laws and regulations, and under such circumstances, we may be subject to fines and/or other penalties or incur substantial legal costs, resulting in business disruption and/or negative media coverage that could adversely affect our business, results of operations, and reputation.

The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the Chinese government announced that it would step up the supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Further, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in HK SAR, the Chinese government may disallow our ownership structure, intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Class A Ordinary Shares. The Chinese government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to decline significantly or be worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation common in the United States are generally difficult to pursue as a matter of law or practicality in China. For example, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China in China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operations are conducted in HK SAR. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. However, U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The HFCA Act was enacted on December 18, 2020 and states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in over-the-counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023.

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2021 and 2022 have been audited by WWC, P.C., (“WWC”). Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Assentsure PAC (“Assentsure”). WWC and Assentsure are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, WWC, or our new auditor, Assentsure.

Despite that we have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. If our Class A Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then-President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC had announced that the SEC staff was preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and addressing the recommendations in the PWG report. The implications of potential regulation in addition to the requirements of the HFCA Act and what was recently adopted on December 2, 2021 are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares cannot be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in HK SAR have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators and regulatory agencies such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from being traded on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act.

The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

These recent developments could add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

It remains unclear what further actions the SEC, the PCAOB, or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or we are required to engage a new audit firm, which would require significant expense and management time.

As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and in some cases became virtually worthless. In addition, many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is unclear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our future offerings, business, and share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation would be costly and time-consuming and would distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations would be severely affected and you could sustain a significant decline in the value of our shares.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria to instances, including but not limited to, circumstance in which: (i) the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which could lead to delay or even denial of our listing application for our Class A Ordinary Shares.

To the extent cash or assets in the business is in HK SAR or an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

As of the date of this annual report, there are no restrictions or limitations imposed by the HK SAR government on the transfer of capital within, into and out of HK SAR, except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the HK SAR government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result, to the extent cash or assets in the business is in HK SAR or an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the HK SAR or PRC governments to transfer cash or assets.

Risks Related to Doing Business in Taiwan

Rising cross-strait confrontations may result in business disruptions and/or may materially and adversely affect our business prospects, financial condition, and results of operations.

Our operations in Taiwan are an integral part of our business. Accordingly, the geopolitical stability and security of Taiwan’s periphery are imperative to us.

The PRC has claimed sovereignty over Taiwan since 1949 and has never renounced its determination to unify Taiwan by force, which has led to the persisting presence of potential conflicts between the two sides of the Taiwan Strait.

Notwithstanding the political confrontation, cross-strait relations have evolved over the past three decades. There are direct flights and shipping links across the Taiwan Strait, two-way trade, investment, and tourism, and a significant number of Taiwanese studying and working in China. This was the case until 2016, when the Democratic Progressive Party (“DPP”) won the presidential election in Taiwan and PRC restricted official cross-strait connections dramatically.

Since 2020, incursions by PLA aircraft into Taiwan’s Air Defense Identification Zone (“ADIZ”) have become an almost daily occurrence. On August 2 and 3, 2022, U.S. House Speaker Nancy Pelosi led a House delegation to Taiwan. PRC officials issued repeated warnings to the U.S. government, and the PLA conducted military exercises and demonstrations in various waters around Taiwan. The U.S. government sent USS Ronald Reagan and USS Tripoli to guard the eastern part of Taiwan and the surrounding Philippine Sea before and after the visit. After Pelosi’s arrival in Taiwan, PRC held a series of military exercises against Taiwan and also launched ballistic missiles against the waters surrounding Taiwan.

The PRC has often used its market advantage for political purposes. For example, to prevent Pelosi’s visit to Taiwan, China announced the night before her arrival that it had listed nearly 200 food factories and more than 600 agricultural products in Taiwan as banned imports. The PRC also exerting media pressure to force Taiwanese artists working in China to publicly state their support for the “One China” policy by exerting media pressure.

As described above, the cross-strait situation has a significant impact on the overall economy of Taiwan. Escalation of confrontations between Taiwan and China may lead to catastrophic losses. Accordingly, to some extent, our future success depends on the future stability of the geopolitics of Taiwan. Any major conflicts between Taiwan and China may result in business disruption and/or may materially and adversely affect our business prospects, financial condition, and results of operations.

Due to a lack of jurisdiction and legal ambiguity, it may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Taiwan.

Cross-border surveillance and evidence collection are inherently challenging due to the lack of jurisdiction and legal ambiguity. Although the “Agreement on Mutual Legal Assistance in Criminal Matters between the Taipei Economic and Cultural Representative Office and the American Institute in Taiwan” was entered into on March 26, 2002, mutual legal assistance between the relevant authorities of the United States and Taiwan is limited to the investigation, prosecution, and prevention of offenses, and involvement in proceedings related to criminal matters. For civil proceedings or administrative investigations, there are significant obstacles to providing the information required by U.S. regulators and shareholders.

Operations in Taiwan are an integral part of our business, but U.S. regulators are unable to carry out investigations on us directly. They may seek cross-border cooperation with the competent authorities in Taiwan based on the legal assistance agreement when criminal investigations are involved. However, there are numerous challenges that impede conducting investigations and collecting evidence within the territory of Taiwan for regulatory purposes or civil proceedings.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, on a poll, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to 18 votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Amazing Grace Limited beneficially owns 74.4% of the aggregate voting power of our Company. The interests of Amazing Grace Limited may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of Amazing Grace Limited differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our significant shareholders have considerable influence over our corporate matters.

Our significant shareholder will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of our Company, including without limitation electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving other shareholders of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our Company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between the shareholders and us, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our significant shareholders will continue to have the ability to exercise a controlling influence on our management, policies, and business, including matters related to our management and policies and certain matters requiring the approval of our shareholders, including election of directors, approval of significant corporate transactions, and the timing and distribution of dividends. The significant shareholders may take actions that you may not agree with or that are not in our public shareholders’ best interests, and there is no assurance that our significant shareholders will always take actions that will benefit our other shareholders. Except as otherwise described herein, there are no restrictions imposed on our significant shareholders that will prevent them from disposal of their shares. If our significant shareholders decide to dispose of the shares after the lock-up period that restricts any disposal of shares by our significant shareholders, the market price of our shares may fall. In addition, any disposal of shares by our significant shareholders may make it more difficult for us to issue new shares in the future at a time and price we deem appropriate, thereby limiting our ability to raise capital.

We cannot guarantee that we will declare or distribute any dividend in the future.

Our board has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under British Virgin Islands law and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due or having the value of the Company’s liabilities exceed the value of the Company’s assets. Any decision to pay any dividend will be made with regard to factors such as our results of operations, financial condition, payment by our subsidiaries of cash dividends to us, and other factors which our board may deem relevant at such time. As a result, we cannot guarantee whether, when, and in what form we will pay dividends in the future.

We have broad discretion in the use of the net proceeds from our IPO and may not use them effectively.

Our management will have discretion in the application of net proceeds from our IPO, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure of our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, constitutional documents, documents governing any indebtedness, foreign exchange and remittance restrictions, and other factors that may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

We may grant share incentives in the future, which may result in increased share-based compensation expenses and negatively impact our results of operations, and our shareholders’ interest may be diluted as a result.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we may adopt a share incentive plan in the future. As a result, our expenses associated with share-based compensation may increase substantially, which could materially and adversely affect our business, financial condition, and results of operations, and our shareholders’ interest may be diluted as a result of the issuance of new shares to our key personnel under the share incentive plan.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business related to our existing operations, acquisitions, or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the company other than on a pro-rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may: (a) further limit our ability to pay dividends or require us to seek consent for the payment of dividends; (b) increase our vulnerability to general adverse economic and industry conditions; (c) require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital requirements, and other general corporate needs; and (d) limit our flexibility in planning for, or reacting to, changes in our business and our industry.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the British Virgin Islands, Taiwan or HK SAR based on U.S. or other foreign laws against us, our management, or the experts named in the annual report.

Although we are a BVI incorporated company, we conduct substantially all of our operations in HK SAR and Taiwan, and substantially all of our assets are located in HK SAR and Taiwan. In addition, a majority of our directors and executive officers reside within HK SAR, and most of the assets of these persons are located within HK SAR. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands, Taiwan, and HK SAR may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

HK SAR is a Special Administrative Region of the People’s Republic of China. Foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319 of the Laws of Hong Kong) or under common law. Foreign judgments can be enforced through a statutory registration scheme under the Foreign Judgments (Reciprocal Enforcement) Ordinance based on reciprocal recognition of judgment between Hong Kong and the foreign courts. The United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, cannot be registered and may only be enforced at common law. With respect to enforcing a judgment of the U.S. court at common law, the U.S. court judgment will not be enforced directly by execution or any other process. The U.S. court judgment itself may form the basis of a cause of action and the judgment will be regarded as creating a debt between the parties to it. The judgment debtors liability arises on an implied promise to pay the amount of U.S. court judgment under a simple contract. Being a promise under a contract, it is subject to the usual limitation period of 6 years for such legal action. For a U.S. court judgment to be enforceable at common law in HK SAR, certain requirements must be met: (i) such a judgment must be for a debt or a definite sum of money other than a sum payable in respect of taxes, penalties or similar charges; (ii) the judgment creditor has to prove, among other things, that the U.S. court judgment is a final judgment conclusive upon the merits of the claim in the U.S. jurisdiction; (iii) the U.S. court judgment must come from a “competent” court (as determined by the private international law rules applied by the HK SAR courts); (iv) the U.S. court judgment was not obtained by fraud; (v) the U.S. court judgment was not contrary to Hong Kong rules of public policy or notions of natural justice; (vi) the U.S. court judgment is not irreconcilable with the prior decision of the Hong Kong court in an action between the same parties; and (vii) the judgment debtor submitted or agreed to submit to the jurisdiction of the U.S. court.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in HK SAR and Taiwan through our indirect wholly-owned HK SAR and Taiwan subsidiaries. Most of our directors and substantially all our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the BVI or in HK SAR in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the BVI and HK SAR may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States or HK SAR, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary. For more information, see “Enforceability of Civil Liabilities.”

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares. If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from certain matters. Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association, which are more limited than the rights afforded investors under the laws of many states in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the Memorandum and Articles of Association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the Memorandum and Articles of Association of the Company, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the British Virgin Islands.

There is no statutory enforcement in the BVI of judgments obtained in the U.S., however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The BVI courts are unlikely:

●	to recognize or enforce against the Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against the Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors, or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay in mail reaching the forwarding address.

Our management team lacks experience in managing a U.S.-listed company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition, and results of operations.

Our current management team lacks experience in managing a company publicly traded in the United States, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of our IPO in October 2023, we have mainly operated our businesses as a private company in HK SAR and Taiwan. As a result of our IPO, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We have become a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private HK SAR companies, are not required to follow. To the extent that compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us, and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a “foreign private issuer” and a British Virgin Islands company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. For example:

●	our independent directors do not need to hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the board of directors);

●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the board of directors; and our Chief Executive Officer is not prevented from being present in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our issued and outstanding shares; or below market issuances of 20% or more of our issued and outstanding shares to any person; and

●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman and Chief Executive Officer, Ms. Nga Fan Wong own a majority of voting rights and we continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of the disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and thereby having to comply with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and qualified executive officers.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. A few shareholders hold a significant portion of our ordinary shares and these are “restricted securities” as defined in Rule 144. These ordinary shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

Prior to the completion of our IPO in October 2023, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures involving financial reporting. In preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public  Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of Generally Accepted Accounting Principles (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) certain audit adjustments proposed by the auditor and recorded by our Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or
●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the British Virgin Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We commenced operations to build a digital media network with Creators in 2013 through VS Media HK, a Hong Kong company incorporated on June 7, 2013. VS Media HK presently focuses on building our digital media network through incubating and developing Creators and growing our Marketing Services business in HK SAR.

VS Media BVI was incorporated on August 22, 2013, in the BVI with limited liability and is the parent of VS Media HK.

With the growth of our business, VSM was incorporated in the BVI on March 23, 2015, with limited liability and is the parent of VS Media BVI.

We have since grown and incorporated various subsidiaries throughout the world and operate our various business segments through these subsidiaries.

On November 7, 2014, we incorporated Grace Creation in HK SAR as an indirect wholly-owned subsidiary of VSM to focus on our Social Commerce business in HK SAR.

On June 26, 2013, we incorporated VS Media TW in Taiwan, Republic of China, as an indirect wholly-owned subsidiary of VSM to focus on building our digital media network and Marketing Services in Taiwan.

On July 23, 2019, we incorporated VS Media SG in Singapore as an indirect wholly-owned subsidiary of VSM. VS Media SG has been dormant since July 2020 because of the COVID-19 pandemic.

On August 30, 2022, we incorporated our holding company, VSME in the BVI with limited liability as the proposed listing entity, and it is the parent of VSM.

Completion of the Initial Public Offering (“IPO”)

On October 2, 2023, we closed our IPO of 2,000,000 Ordinary Shares at a public offering price of $5.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expenses allowance and expenses, were approximately $8,047,695. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VSME” on September 28, 2023.

Our Corporate Structure

We are a British Virgin Islands business company incorporated on August 30, 2022, as a holding company of our business, which is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK and Grace Creation and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive office is located at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong. Our phone number is +852 2865-9992. Our registered offices in the British Virgin Islands are located at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at https://www.vs-media.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are a British Virgin Islands business company incorporated on August 30, 2022, as a holding company of our business, which is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

Founded in 2013, our company manages a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok. Our Creators include influencers, KOLs—Key Opinion Leaders, bloggers, and other content creators who cultivate fanbases on social media platforms.

Our business provides value to two major business stakeholders: Creators and Brands.

●	Our Value to Creators: We empower and support Creators by (i) providing them with production facilities, training, and funding to produce quality content; (ii) helping them expand their social media influence and fanbase by assisting with marketing, public relations and audience analytics; and (iii) most importantly, enabling them to monetize their influence by working effectively with Brands, social media platforms, and fans.

●	Our Value to Brands: We bridge the divide between Brands and Creators through helping Brands reach their target audience effectively by (i) advising on content strategy and budget and recommending specific Creators; (ii) communicating with and managing selected Creators; (iii) producing engaging and relevant content with Creators to promote key messages for Brands; (iv) publishing branded content on Creators’ social media channels; (v) amplifying the reach of Creators’ and Brands’ content through precise media planning and buying on social media platforms; (v) providing optimization and retainer services through data analysis and reporting.

We have developed two distinct but complementary business models: Marketing Services and Social Commerce.

Marketing Services Model: We help Creators to generate revenue by working with Brands and social media platforms. We do this in two ways: (1) we assist Brands in developing their content and social media strategy and guide them in selecting relevant Creators to create engaging content, publish content on social media platforms, and attract fans’ attention and increase their responsiveness to the Brand’s message. We bridge the divide between Brands and Creators by offering Brands local, relevant, and effective solutions from Creators. We also provide advice on marketing strategies and services on performance optimization to Brands to improve the effectiveness of their branded content and ads, all of which are highly interrelated and not separately identifiable; and (2) we assist Creators in earning advertising revenue by creating and publishing contents on social media platforms, like YouTube and Facebook.

Social Commerce Model: We purchase products from Brands and re-sell them to Creators to help Creators build their own eCommerce businesses. In some cases, we also help Creators sell products and merchandises directly to their fanbase/customers.

Below is a brief summary of our relevant business models and corresponding pricing models:

BUSINESS MODELS	DESCRIPTION	PRINCIPAL COST MODEL	OUR PRINCIPAL REVENUE MODEL
Marketing Services from Brands	We provide affiliate marketing, product placement and Brand sponsorship deals for Creators to promote Brands’ messages. Creators are paid to create branded content and publish it on their social media channels to promote Brands’ products and services.	Creators are paid each piece of content that they generate and publish on their social media channel.	Brands pay us a fixed and pre-determined service fee per campaign.

Marketing Services from Social Media Platforms	We generate advertising revenue through creating and publishing content on social media platforms.	We pay Creators based on users’ views generated from the content they created and published through our content network.	YouTube and Facebook pay us advertising revenues every month based on total advertising revenue generated through our content network based on views from users.

Social Commerce from Customers	We resell Brands’ products to our Creators and help them to build their own eCommerce businesses. We also sell products directly to customers.	Product cost	Product cost + fixed margin

Total revenue decreased from $9.03 million in 2022 to $7.99 million in 2023, a decrease of 11.5%. Our gross profit margin decreased from 25.3% in 2022 to 20.5% in 2023.

By leveraging our management team’s experience and strengthening our relationships with media resources, we have grown from an HK SAR start-up to managing an innovative and global network of Creators. We are proud of our ability to discover, incubate, and grow a large number of Creators while empowering them to make a living as full-time Creators. We have over 1,500 Creators in our network who provide content to a fanbase of approximately 100 million. Since 2013, we have cooperated with over 1,000 Brands to promote and sell their products and services through our Creators’ solutions.

Our Business Models

(i)	Marketing Service Model

Through our indirect wholly-owned HK SAR subsidiary, VS Media Limited and our indirect wholly-owned Taiwan subsidiary, VS Media Limited (TW), we provide Marketing Services to Brands and Creators in both of these countries. Leveraging our experience in building content and fanbases with Creators, we offer Brands practical and effective marketing solutions to grow their social media presence and reach their target audiences, particularly audiences in the Gen Z and Millennial age categories. Brands are able to leverage Creators’ creativity, engagement, and trust among the Creators’ loyal fanbase to increase brand awareness and sell products.

While we work mainly with Creators in the Lifestyle, Travel, Food, and Gaming categories, we also work closely with Brands in Travel and Tourism, Gaming, Fast-Moving Consumer Goods (“FMCG”), and Retail sectors.

We help Brands develop their content and social media strategy and select relevant Creators to create engaging content, publish it on social media platforms, attract their fans’ attention to the Brand message, and achieve the Brands’ objectives.

Value to Brands

Our Marketing Services with Brands comprise the following suite of services:

●	Strategy Development: We are dedicated to serving as Brands’ end-to-end strategic and execution partner through the entire process of developing a digital campaign that effectively connects with their target audiences.

●	Creator Selection: We use a data-driven tool to match Creators with Brands’ desired audiences and marketing goals.

●	Branding and Messaging: Brands need a strong narrative that their audiences can relate to. Our creative team helps Brands craft compelling and relevant creative content with Creators.

●	Content Creation and Distribution: We produce novel content with over 1,500 Creators who use their ingenuity to infuse the Brands’ messaging without compromising their own authenticity, conveying content that speaks to the heart of the desired audiences through social media channels.

●	Social Media Amplification: Rather than relying solely on organic traffic, our team helps Brands detect a high-performing post and further amplify the original content by studying the fan data to dig out potential consumers, buying strategic social media advertisements in a cost-efficient manner and delivering the content to the audiences in a way that drives tangible results for business growth.

●	Social Media Engagement: High rates of Brand engagement do not come automatically but require a thoughtful strategy to create influential posts, plan posting frequency, select the right platforms, and reply to comments. Our social media experts focus on building the community for Brands on a daily basis and monitoring social sentiment across all networks.

●	Data Insights and Measurement: We deploy useful tools and proven techniques to assess the true value of a Creator’s influence and compile social listening reports periodically to achieve the highest return on investment for Brands.

Brands typically provide us with clear marketing goals and objectives containing the following information: what product or service they want to promote; what country they want to target; what demographic of audiences they want to reach, what budget they have; and what are the key results they want to achieve. Using our data-driven tool and local knowledge of Creators, we then search our database of over 1,500 Creators and approximately 100 million   fans in our network and recommend Creators who meet the Brand’s requirements. Once a Brand has narrowed down the field of Creators they wish to work with, we will negotiate a package with the Creators.

After the costs are locked in, we will work with Creators to create the desired content. We act as the go-between bridging Creators and Brands, aiming to strike a balance between the objectives of the Brands and the creativity and unique overall look and feel of each Creator’s content. Upon the Brand’s approval, the content will be published on the Creator’s social media channel on platforms such as YouTube, Facebook, or Instagram. Once the content is published, we will send our invoice to the brand, typically with 30-day credit terms. We call this Campaign-Based Marketing Services Revenue.

Our involvement with the Brand for each campaign comes to an end as we prepare a Post-Campaign Report to summarize the job with performance results and send it to the Brand for their records. If content goes viral or gains unusual traction, we will notify the Brand, and if the Brand is interested, we will assist them in placing the content in chosen social media advertisements to drive tangible results for the Brand. We charge a separate fee for this social media amplification service. We call this Optimization-Based Marketing Services Revenue.

Value to Creators

We strive to be a core partner for lining up Creators with Brands, no matter the size of the Creator’s fanbase.

Brands typically recognize well-known, top-tier Creators; however, engaging with one top-tier Creator may not only be expensive but perhaps less effective than engaging with ten middle-tier, micro-, or nano-Creators.

It is our goal to introduce and recommend to Brands a combination of top-tier and less well-known Creators that fit their content strategy and then help to establish a symbiotic marketing relationship. Leveraging our familiarity with Brands and their marketing strategies and goals, we approach Brands that may be complementary with our Creators. If interest exists on both sides, we assist in negotiating a compensation package, maintaining transparency on rates, and establishing a standard rate of compensation that is fair to all parties.

Our work process and billing will then follow the process described above for working with Brands.

For Marketing Services, we typically enter cooperation contracts with Brands for specified terms under which we work with Creators to produce and publish branded content to promote products and services of Brands, while Brands pay us a fixed and pre-determined service fee. As such, our Marketing Services revenue is generated by providing Marketing Services to Brands. We typically enter into cooperation contracts with our Creators to offer a profit-sharing plan under which we pay them a fixed and pre-determined rate for creating and publishing branded content on their social media channels.

The diagram below illustrates the process flow among the key participants in a typical transaction under our Marketing Services Model:

The following collage of screenshots illustrates some of our Creators’ promotional branded content, including graphic, short vlog, videos, short film and interactive game.

Another revenue source under Marketing Services is revenue from social media platforms such as YouTube and Facebook. We called this Marketing Services Revenue from Social Media Platforms. Creators need to first sign under the VS MEDIA Network authorized by YouTube, and then they are qualified to monetize their content by receiving a portion of the advertisement revenue generated from their channel pages and posts.

We have signed a YouTube Partner Program agreement with Google annually since 2013. Any of our Creators’ YouTube channels signed under our VS MEDIA network will automatically be enrolled into the Google Ad Revenue Sharing Plan. When you watch one of these YouTube videos, you will see a video advertisement before viewing the video you select. YouTube will then credit the revenue of the video advertisement you viewed into our network, and we will then pay our Creators for the videos they created.

YouTube sells advertisements to Brands. When Brands pay YouTube, a portion of the total revenue goes to YouTube and the rest goes to us. In turn, we will distribute 85 to 99% of our portion back to Creators.

YouTube has a very comprehensive system called YouTube Analytics, and we are able to log in to check real-time estimated revenue generated for each channel in our media network with supporting viewership data. Based on the monthly report, YouTube will pay us on a monthly basis through bank transfer and we will then pay each Creator based on the content they created.

The benefit for Creators who sign under our network is that they can instantly join the YouTube Partner Program. This is particularly important for smaller Creators who may not be qualified to sign up on their own. We can also support them by studying their YouTube data and helping them to optimize their earnings. For example, if we find that a Creator can generate more revenue through creating gaming content, we will encourage and help them to produce more gaming content to generate increased earnings.

For Facebook, an automatic partnership agreement was signed through our VS MEDIA Facebook account in 2019. We earn advertising revenue from Facebook automatically on a monthly basis, based on users’ viewing of our content.

The more content we create and the more viewers we attract, the more revenue will be generated from YouTube and Facebook. This part of the business generated around 10% of our total revenue in fiscal years 2023 and 2022.

(ii)	Social Commerce Model

Another way we help monetize content for Creators is to assist them in establishing their own eCommerce business that generates revenue directly from their fanbase. Creators become a crucial part of Social Commerce with the product videos they produce and the trust they build among their fans. We help them to capture this opportunity by providing Creators with resources such as product sourcing through our close partnership with Brands, our capability of producing live shopping events, and our expertise in managing eCommerce operations.

Once we have negotiated a product-supply arrangement with a Brand, we will then assist our Creators in producing a video livestreaming shopping event similar to the QVC model to sell products directly to their audiences. The Creator becomes the live shopping host to communicate with audiences regarding the usage and benefits of the recommended products or services, and to directly answer their queries and encourage them to do an instant purchase. At the end of the live event, the Creator will receive a full sales report regarding the products/services they sold. The Creator will place an order with us, and then we will place orders with different Brand suppliers. We will arrange for product delivery to the Creators. The Creators, with our assistance, will then arrange for a logistics supplier or carrier to ship the products to their end-customers.

Our Social Commerce model provides the following suite of services through our HK SAR subsidiary, Grace Creation:

●	Product Sourcing: Leveraging our solid and long-term working relationships with certain Brands allows us to procure products at competitive pricing and then resell them to Creators, who in turn sell them online to their fans and/or customers.

●	Live Shopping Content Creation and Production: We help our Creators produce live shopping events by supporting them with product selection, script creation, show rundown, production set-up, and live customer service inquiries.

●	Training: We provide training to Creators on becoming live shopping hosts, particularly on how they should effectively communicate with their fans during a live environment to induce purchasing behavior.

●	eCommerce Operation Support: Because most of our Creators do not have previous experience with eCommerce, our eCommerce operation team will help them set up their eCommerce store in major online marketplaces such as Shopee, Lazada, Taobao, and/or major social media platforms such as Facebook, Instagram, YouTube, or WeChat. Our team also helps them with eCommerce operations such as customer services, logistics, and payment processing.

●	Marketplace and Platform Support: Occasionally through our partnerships with Google, Alibaba, TikTok, or Amazon, we can get free marketing resources and subsidies from the platforms to promote live shopping events with our Creators. We pass these benefits along to our Creators to increase their viewership and eCommerce transaction volume.

●	Optimization: We collect transaction data with user demographics for sales analysis to better enhance our product matching strategy, with the aim of maximizing sales during each live shopping event.

Our revenue comes from the markup of the cost of products purchased from Brand partners and then re-sold to Creators. This business model aligns the interests of all parties concerned: the supplier/Brand can sell its products and build its brand image and product awareness with minimal overhead expenses, and the Creator can establish another source of revenue.

The diagram below illustrates the process flow among the key participants in a typical transaction under our Social Commerce Model:

The following are screenshots of our Creators’ live shopping events for product sales:

Providing Value to Both Creators and Brands

We believe that one of our strongest advantages comes from providing a one-stop solution for Brands and Creators to set up and expand their eCommerce businesses. Our services include the following:

●	Assisting them in setting up their own eCommerce store or eCommerce presence on a marketplace like Shopee or Lazada and social platforms;
●	Helping them outsource eCommerce operations such as store maintenance, customer service, logistics, and payment processing;
●	Providing Marketing Services to drive traffic to their eCommerce stores;
●	Providing Marketing Services to drive product awareness and preferences;
●	Organizing live online shopping events to drive sales;
●	Providing sales analytics and consumer profiles to increase return on investment (“ROI”);
●	Optimizing sales through effective product matching for Creators.

Our Creators

The size of our global network of digital Creators reflects our success in discovering, incubating, and developing a large number of Creators. We have more than 1,500 Creators with a total of approximately 100   million fans in our network. In choosing Creators to join our network, we consider a variety of factors, including content genres, passion for specific topics, size and demographics of the fanbase, marketing prices of each piece of content, influencing power, fan engagement, and so on. We cooperate with Creators under both our Marketing Services Model and our Social Commerce Model.

Below are photos of some of the well-known Creators with whom we have established close partnerships.

We enter into cooperation agreements with our Creators that entitle us to use Creators’ portrait rights, name rights, and other intellectual property rights.

Our Competitive Advantages to Creators

Discovering, Incubating, and Developing Our Creators

With over nine years of experience in discovering and developing Creators, we can quickly identify talented Creators and tailor-make a program for their growth, starting with production support for their content to build up their fanbase. We seek out talented Creators who meet content creation and distribution needs expressed by Brands. To this end, we capitalize on our extensive experience in the Influence Marketing industry. We actively look for new Creators on social media platforms such as Facebook, YouTube, TikTok, Twitter, Instagram, and others. Because we are pioneers in this industry, we continuously receive applications from Creator candidates who are passionate about becoming our Creators. Our social media platform partners also recommend Creator candidates to us from time to time. Our selection criteria include production capability, passion, knowledge, styling, character, fanbase, fans’ engagement rate, influence power, and personal charisma. If a Creator candidate is selected to become our Creator, we will enter into cooperation agreements with them to form a long-term partnership.

We incubate and develop our Creators by (i) providing them with resources, production facilities and equipment, and funding to produce higher-quality content; (ii) sharing our marketing resources to help them grow their fanbase, leveraging our close partnerships with well-known social media platforms such as Google, Facebook, TenCent, and TikTok; (iii) providing regular opportunities for training and workshops with industry professionals to help Creators enhance their skills; (iv) building a creative hub that enables Creators to collaborate with each other; and (v) helping them to generate earnings through working with Brands and their own fanbase.

Using Our Marketing and Operational Capabilities to Support Our Creators

Our Marketing Services Model includes a data-driven tool that helps us match Creators with Brands in an efficient way. Our close partnerships with more than 1,000 Brands allow us to   provide a wide range of Brand deals and sponsorships to Creators.

Our Social Commerce Model allows us to provide Creators with reduced-cost products, logistics, and a platform to start and operate their eCommerce business. We have been able to obtain competitive product pricing and commissions with over 100 Brands   and to secure competitive pricing from giant logistics corporations. In some cases, we are able to obtain free marketing resources and subsidies from social media platforms to promote live shopping events. In addition, we provide data insight and analysis services to our Creators for sales optimization, and we devise effective product matching strategies by using conversion data, consumer profiles, and social engagement insights.

Serving as an Intermediary between Brands and Creators

Creators are able to amass a fanbase because they understand their fans and know how to create content they love. However, Brands often do not give Creators sufficient freedom to do their work and instead try to dictate their content direction to hard-sell their products. Our role is to educate Brands to allow Creators the creative freedom to do their best work so they can engage with their fans and promote Brands in the most resonant ways. This is one of the most important roles in our Marketing Services sector.

Profiling Micro- and Nano-Creators

Brands often focus on working with top-tier/hero Creators who are well-known and have amassed a sizeable fanbase. It is hard for micro- and nano-Creators to be discovered by Brands. Our role is to educate Brands on the benefits of working with a mixture of hero-, macro-, micro-, and nano-Creators to achieve their marketing goals more effectively.

Providing Social Commerce Support

For Creators who are expanding into Social Commerce, we provide a full suite of services to kickstart their business venture, including the following:

●	Product Supply – We are able to secure competitive product pricing and commissions with over 100 Brands. Also, we may even be able to secure limited-edition products for them.

●	Logistic Services – We also secure competitive pricing from logistics partners such as SF Express.

●	Official Partnerships with eCommerce Platforms – Our partnerships with platforms such as Alibaba, Amazon, and YouTube enable us to help our Creators set up their eCommerce stores easily and obtain marketing resources to drive viewership.

●	Live Shopping Event Production – Our team trains Creators how to host live shopping events, offer flash sales directly to their fans, and invite celebrities to their show to increase viewership.

●	eCommerce Operations – Our team also helps Creators set up operations like customer services, membership programs, and loyalty points systems to facilitate more sales transactions.

●	Data Insight and Analysis – We can provide Creators with data to optimize sales volume based on conversions, consumer profiles, and social engagement insights.

●	Operating Cash Support – The operating cash cycle for social eCommerce ranges from 30- to 60-day credit terms. We will sometimes front payments to suppliers and allow our Creators time to pay us back.

Our Clients

For Marketing Services, we sell our solutions by entering into cooperation contracts with Brands or advertising agencies that represent Brands. The length of these cooperation contracts ranges from one month to six months. Our clients are entities that enter into marketing campaign contracts with us and incur marketing spending during the relevant period. Therefore, we count specific sub-Brands or divisions within the same brand or holding company as distinct clients as long as we have signed campaign contracts with different entities. On the other hand, even though multiple campaign contracts may be involved, we only record a single client if those contracts with us are signed by the same entity. Our clients include both Brands who have direct contractual relationships with us and advertising agencies who represent Brands to sign contracts with us.

Our clients span a diverse range of industry segments, with Fast-Moving Consumer Goods (FMCG), Travel and Tourism Boards, Gaming, Retail, and Food and Beverages being our top segments of total revenue in 2023  . Our clients come from a variety of regions, with their corporate headquarters located in HK SAR, Taiwan, North America, Europe, and Southeast Asia. In determining the geographic classification of revenue, we look at the geographic locations of our subsidiaries that executed the relevant marketing campaign contract. For example, our subsidiary in Taiwan generally is our signing entity for marketing campaign contracts with clients that are based in Taiwan. Our HK SAR subsidiary generally is our signing entity for marketing campaign contracts with other clients.

The revenue generated by our top ten clients in aggregate accounted for approximately 53.96% and 68.97% of   the total revenue for the years ended December 31, 2023 and 2022, respectively.

In fiscal year 2023, there was one client accounted for more than 10% of our annual revenue. We also have four long-term contracts with services committed for more than one year. The length of these four long-term contracts ranges from one to three years. Of these four contracts, three are committed for one year with a yearly renewal clause, and one is for three years. They comprised 5.73% of our total revenue in 2023.

We derived 100.0% and 97.2% of our total revenue from Marketing Services clients in fiscal years 2023 and 2022, respectively. In addition, we derived over 0% and 2.8% of our total revenue from Social Commerce clients in fiscal years 2023 and 2022, respectively.

For Social Commerce, we sell products to our Creators by entering into a cooperation contract. Each contract highlights the number of products and the unit price per product to Creators. We currently use our HK SAR subsidiary, Grace Creation, as the signing entity with Creators.

Our five largest clients accounted for approximately 42.3%, 57.5% and 61.4% of the total actual revenue for the years ended December 31, 2023, 2022 and 2021 respectively.

Our Competitive Advantages to Clients

Our Creator Network

Our Creator network covers Greater China, Southeast Asia, and the United States and spans a broad range of topics such as fashion, beauty, lifestyle, travel, and so on. We also have Creators with fanbases of all sizes, from hero- to nano-Creators.

These Creators, in turn, boast a fanbase hailing from social media platforms including YouTube, Facebook, Instagram, TikTok, Bilibili, Discord, and so on. We have extensive experience working with all kinds of Creators and have run intimate and massive marketing campaigns for Brands.

Content Production

The key means for Brands to communicate with their consumers is through Creators’ text, images, and videos. With our expertise in creating authentic user-generated content (“UGC”), we will first develop the content theme, then identify key messages and tone and manner for Brands. Upon the Brands’ confirmation, we ensure that selected Creators follow these content guidelines to ensure conformity and consistency of Brand image. We believe that Brands appreciate our attention to theming and consistency in the spectrum of their marketing campaigns.

Additionally, we are able to help Brands create professionally generated content (“PGC”) such as commercial videos. Our experience in creating and hosting live shopping events also enables Brands to market products through infomercials.

Finally, through our close partnerships with social media platforms, we can obtain data to understand content trends and support our content direction, which will ultimately benefit the Brands we represent.

Our Suppliers

For our Marketing Services, our key suppliers are our Creators, social media platforms such as Google and Facebook, and production houses. We are a Premier Partner with Google. Google offers exclusive access to workshops, training sessions, special events, industry research, beta programs, product updates, insights, and Google support to improve our services to clients.

For Social Commerce, our suppliers are retail and consumer Brands. We work with our product suppliers to enable the timely fulfillment of orders. We have generally not encountered any substantial delays or shortages in the supply of products.

Establishing a good relationship with suppliers enables us to have more flexibility in negotiating prices, resource allocation, and project execution compared with competitors.

Our five largest suppliers accounted for approximately 48.7%, 54.8% and 49.0% of the total actual costs for the years ended December 31, 2023, 2022 and 2021, respectively. In fiscal year 2023, there was one supplier accounted for more than 10% of our total actual costs. In fiscal year 2022, there was one supplier accounted for more than 10% of our total actual costs. In fiscal year 2021, there was one supplier accounted for more than 10% of our total actual costs.

Seasonality

We tend to experience seasonal fluctuations in revenue. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenue because Brands tend to allocate a significant portion of their marketing budget to that quarter, which coincides with Chinese consumers’ increased purchases around the holidays and shopping events in that quarter, such as Singles Day on November 11 and Christmas on December 25.

The first quarter of each calendar year generally contributes the smallest portion of our revenue, primarily because Brands spend less money when commercial activity slows down during the Chinese New Year. We expect our revenue to continue fluctuating based on seasonal factors that affect Brands’ marketing spending and consumers’ online purchases.

Marketing

We typically allocate 1% of our total revenue each year to trade and consumer marketing. Trade marketing refers to providing Brands with updates on upcoming trends, best practices, and successful showcases. In June 2021, we commissioned an independent research consultation firm, Insites Consulting, to conduct an HK SAR-based Influencer Marketing and Social Commerce Trending Report. The resulting research report revealed customer buying behavior and spending patterns affected by Creators. We also engaged a professional public relations agency, Weber Shandwick, to arrange a press conference to release the report in HK SAR to reinforce our thought leader positioning. We work with trade publications to showcase our successful marketing campaigns with Creators and attract new Brands to actively approach us. In addition, we accept invitations to speak at major trade events such as All That Matters and Marketing Pulse to secure our market leader position and to share trends and best practices.

At the consumer level, we mainly focus on using social media to bring subscribers to our VS Media YouTube channels (https://www.youtube.com/c/VSMediatw), which have over 1.4 million subscribers, and our VS Media Facebook Channel (https://www.facebook.com/vsmediataiwan), which has over 1.2   million subscribers.

Insurance

We have been maintaining statutory employees’ compensation for our operations in HK SAR and Taiwan, which we believe is in line with the industry practice in HK SAR and Taiwan. VS Media HK maintains insurance for employees’ compensation insurance policy with AXA Insurance Hong Kong Limited covering the liability to make payments in the event of death, injury or disability of our employees under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). VS Media HK also maintains medical insurance for employees to cover their inpatient and outpatient services.

VS Media TW maintains insurance for employees’ compensation insurance policy with Bureau of Labor Insurance and Bureau of National Health Insurance. It covers both Labor Insurance Benefits in the event of death, injury or disability, and Health Insurance Benefits for inpatient and outpatient services.

However, we do not have sufficient insurance to cover all of our potential losses, and we may be exposed to liability in excess of our insurance coverage. For example, the occurrence of certain incidents such as business interruptions, labor disputes, and acts of God, and the consequences resulting from them, may not be adequately covered by our insurance policies, if at all.

Properties and Facilities

Our corporate headquarters are located in HK SAR. In HK SAR, we lease our office space from a related party with an aggregate gross floor area of approximately 120 square meters. In Taiwan, we lease our office space from an unrelated third party under an operating lease agreement. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Leases

Facility	Address	Space (m2)
Office	6/F, KOHO, 75 Hung To Road, Kwun Tong, Kowloon, Hong Kong	120

Office	9/F, No. 164 Fuxing North Road, Zhongshan District, Taipei City, Taiwan	280

VS Media HK moved to our current address on April 1, 2018. We pay HK$57,000 (approximately US$7,261) monthly rental to Ours Media Hong Kong Limited (“Ours Media”), a related company owned by our Chairman and Chief Executive Officer, Nga Fan Wong. The office is not owned by Ours Media, but by a third-party landlord, and sub-let to VS Media HK. The term of the lease is for two years from January 1, 2024 to December 31, 2026.

From February 1, 2015, through July 8, 2021, VS Media TW rented premises located at 8/F, No. 23, Section 6, Minquan East Road, Neihu District, Taipei City, Taiwan. We paid NT$191,940 (approximately US$6,230) monthly in rent to Tuck Giant Enterprise Ltd. VS Media TW moved to our current address on July 9, 2021. We pay NT$183,750 (approximately US$5,968) monthly in rent to Ping Wei Co. The term of the lease is for two years and expires July 23, 2024.

Intellectual Property

(i)	Trademarks

We have registered the following trademarks:

Country	Trademark	Application Number	Application Date	Registration Number	Classes	Status
HK SAR			April 28, 2016	303775997	35, 41	Registered on November 4, 2016

HK SAR			February 23, 2017	304056084	9, 18, 25, 28	Registered on October 5, 2018

HK SAR			February 23, 2017	304056075	18, 25, 28, 35	Registered on October 5, 2018

Taiwan				01882440	9, 16, 18, 25, 28	Registered on November 16, 2017

USA		98117684	August 4, 2023	-	35	Under Application

Class 9 – Scientific, nautical, surveying, photographic, cinematographic, optical weighting, measuring, signaling, checking (supervision), life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling electricity; apparatus for recording, transmission or reproduction of sound or images; magnetic data carriers, recording discs; compact discs, DVDs and other digital recording media; mechanisms for coin-operated apparatus; cash registers, calculating machines, data processing equipment, computer; computer software; fire-extinguishing apparatus.

Class 16 – Paper and cardboard; printed matter bookbinding material; photographs; stationery and office requisites; drawing materials and materials for artists; instructional and teaching materials; plastic sheets, films and bags for wrapping and packaging printers’ type, printing blocks.

Class 18 – Leather and imitations of leather; animal skins and hides; luggage and carrying bags; umbrellas and parasols; walking sticks; whips, harnesses and saddlery; collars, leashes and clothing for animals.

Class 25 – Clothing, footwear, headgear.

Class 28 – Games, toys and playthings; video game apparatus; gymnastic and sporting articles; decorations for Christmas trees.

Class 35 – Advertising publicity; advertising agency services; publicity agency services; production of advertising films; design of advertising materials; layout services for advertising purposes; marketing; on-line advertising on a computer network; pay per click advertising; radio advertising; scriptwriting for advertising purposes; search engine optimization for sales promotion; television advertising; updating of advertising materials; web site traffic optimization; writing of publicity texts; public relations.

Class 41 – Cinema presentations; movie theatre presentations; arranging and conducting of concerts; entertainment services; game services provided on-line from a computer network; movie studio services; music composition services; presentation of variety shows; presentation of live performances; screenplay writing; subtitling; television entertainment; film production, other than advertising films; microfilming; production of music; videotape editing; videotaping; distribution of online video; production of audio and video records; provision of television and video entertainment via a global communications network; distribution {other than transportation} of films and recordings of sound and images.

(ii)	Domain Names/Websites

Under VS Media HK, we have registered our domain name and website: vs-media.com and the following other domain names:

vs-media.asia

vs-media.com

vs-media.com.tw

vsmedia.asia

vsmedia.me

vsmedia.media

vsmedia.tv

eden-metaverse.io

ladyv.me

palomaso.com

westarthk.cn

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Employees

As of the date of this annual report, we and our subsidiaries employ a total of 49 employees. 3 members of our staff are employed by Grace Creation, 20 by VS Media HK, and 26 by VS Media TW. The following table provides a breakdown of our employees by function and by location:

	Hong Kong	Taiwan	Total
Management	2	1	3
Sales & Business Development	3	6	9
Project Management	9	2	11
Creative & Marketing	1	2	3
Creators & Community Building	2	11	13
E-Commerce	2	0	2
General & Administrative	4	4	8
Total	23	26	49

Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries and performance-based cash bonuses, and we offer an employee stock ownership plan (“ESOP”) and other incentives. We primarily recruit our employees in HK SAR and Taiwan through direct hiring. We provide robust training programs for new employees. We also conduct regular and specialized internal training to meet the needs of our employees in different departments. We arrange cross-country job rotation among our two offices in the region. We believe these training programs are effective in equipping our employees with the skill set and work ethics we require.

We enter into standard contracts and agreements regarding confidentiality, employment, codes of conduct and ethics, and non-competition with most of our executive officers, managers, and employees. These contracts typically include a non-competition provision effective during and up to one year after termination of their employment with us and a confidentiality provision effective during and up to one year after their employment with us. Our employees have not formed any employee union or association. We believe we maintain a good working relationship with our employees, and we have not experienced any difficulty in recruiting staff for our operations as of the date of this annual report.

We have not experienced any significant disputes with our employees or any disruption to our operations due to labor disputes. In addition, we have not experienced any difficulties in recruiting and retaining experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employee salaries based on each employee’s qualifications, position, and seniority. We review our remuneration package annually.

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

We and our subsidiaries all participate in various defined contribution retirement benefit plans that are available to all relevant employees. These plans are generally funded through payments to plans established by governments or trustee-administered funds. A defined contribution plan is a pension plan under which we pay contributions on a mandatory, contractual, or voluntary basis into a separate entity. We have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

REGULATIONS

HK SAR

This section sets forth a summary of the material laws and regulations applicable to our business operations in HK SAR.

HONG KONG REGULATORY OVERVIEW

During the years ended December 31, 2023 and 2022, we conducted our business in HK SAR and our revenue was generated from our operations in HK SAR. Therefore, we are principally subject to the relevant laws and regulations in HK SAR. The following sets out a summary of certain aspects of major laws and regulations which are relevant to our business operations in HK SAR.

REGULATION OF MARKETING SERVICES AND SOCIAL COMMERCE

There are no overarching and specific laws governing our Marketing Services and Social Commerce businesses in HK SAR. However, there are a number of different ordinances and regulations regulating advertising, promotion, and sales of specific products and services and the breach of such ordinances and regulations may result in criminal offense.

The ordinances and regulations that may be applicable in relation to our Marketing Services and Social Commerce businesses include the Sales of Goods Ordinance (Chapter 26 of the Laws of HK SAR), the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of HK SAR), the Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of HK SAR), the Unconscionable Contracts Ordinance (Chapter 458 of the Laws of HK SAR), the Consumer Goods Safety Ordinance (Chapter 456 of the Laws of HK SAR), the Consumer Goods Safety Regulation (Chapter 456A of the Laws of HK SAR), the Import and Export Ordinance (Chapter 60 of the Laws of HK SAR), the Import and Export (General) Regulations (Chapter 60A of the Laws of HK SAR), the Import and Export (Registration) Regulations (Chapter 60E of the Laws of HK SAR), the Electricity Ordinance (Chapter 406 of the Laws of HK SAR), the Electrical Products (Safety) Regulations (Chapter 406G of the Laws of HK SAR), the Copyright Ordinance (Chapter 528 of the Laws of HK SAR), the Trade Marks Ordinance (Chapter 559 of the Laws of HK SAR), the Trade Descriptions Ordinance (Chapter 362 of the Laws of HK SAR), the Electronic Transaction Ordinance (Chapter 553 of the Laws of HK SAR), the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of HK SAR), the Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of HK SAR), the Defamation Ordinance (Chapter 21 of the Laws of HK SAR) and the Competition Ordinance (Chapter 619 of the Laws of HK SAR). These ordinances and regulations are discussed in detail below.

Laws Specific to Service and Product Liability

Sale of Goods Ordinance (Chapter 26 of the Laws of HK SAR) (the “Sale of Goods Ordinance”)

The Sale of Goods Ordinance is the main governing law in HK SAR in relation to sale of goods. Sections 15 and 16 of the Sale of Goods Ordinance provide, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

The Sale of Goods Ordinance implies various conditions or warranties to contracts of sale of goods and provides the rules on liability in relation to delivery. Where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description; and if the sale is by sample, as well as by description, it is not sufficient that the bulk of the goods corresponds with the sample if the goods do not also correspond with the description. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (a) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (b) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (c) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample. “Merchantable quality” is defined in Section 2(5) of the Sale of Goods Ordinance to mean: (a) as fit for the purpose or purposes for which goods of that kind are commonly bought; (b) of such standard of appearance and finish; (c) as free from defects (including minor defects); (d) as safe; and (e) as durable, as it is reasonable to expect having regard to any description applied to them, the price (if relevant) and all the other relevant circumstances; and any reference in the Sale of Goods Ordinance to unmerchantable goods shall be construed accordingly. Where the seller sells goods in the course of a business and the buyer, expressly or by implication, makes known to the seller any particular purpose for which the goods are being bought, there is an implied condition that the goods supplied under the contract are reasonably fit for that purpose, whether or not that is a purpose for which such goods are commonly supplied, except where the circumstances show that the buyer does not rely, or that it is unreasonable for him to rely, on the seller’s skill or judgment. In relation to delivery, the Sale of Goods Ordinance presumes that the risk of loss, damage or deterioration of the goods remains at the seller until the property therein is transferred to the buyer; if property has been transferred to the buyer, the goods are at the buyer’s risk whether or not physical delivery has been made. Provided that where delivery has been delayed through the fault of either seller or buyer, the goods are at the risk of the party in fault as regards any loss which might not have occurred but for such fault. The goods need to be ascertained before property in the goods is transferred to the buyer. Generally, goods are ascertained when they are physically separated from the bulk. In offline sales, ascertainment generally takes place when the goods are picked by the salesperson to the customer and the customer agreed to the salesperson’s pick, or the customer picked the goods himself. For online sales, ascertainment generally takes place when the goods are picked in the warehouse and sent to be delivered. Where there is a contract for the sale of specific goods, or where goods are subsequently appropriated to the contract, the seller may, by the terms of the contract or appropriation, reserve the right of disposal of the goods until certain conditions are fulfilled. In such case, notwithstanding the delivery of the goods to the buyer, or to a carrier or other bailee for the purpose of transmission to the buyer, the property in the goods does not pass to the buyer until the conditions imposed by the seller are fulfilled. After goods have been ascertained, the property in them is transferred to the buyer at such time as the parties to the contract intend it to be transferred, taking into account the terms of the contract, the conduct of the parties, and the circumstances of the case. In the absence of any express intention, the Sale of Goods Ordinance provides for rules for ascertaining the intention of the parties as to the time at which the property in the goods is to pass to the buyer. Rule 1 applies for sales of specific goods in a deliverable state under an unconditional sale contract, the property in the goods passes to the customer upon the making of the contract irrespective of postponement of time of payment and/or time of delivery. Where the seller agrees to do something to the specific goods to bring it to a deliverable state for the customer, Rule 2 applies and it is not until the customer has notice of such completion of work that property and risk will pass to the customer. Rule 5 applies to a contract for the sale of unascertained or future goods by description which is relevant to online sale of goods, the seller is deemed to have unconditionally appropriated the goods when the goods are delivered to a carrier for delivery to the customer; the property and risk will pass to the customer when the goods are delivered to the carrier. For delivery by a carrier, the Sale of Goods Ordinance provides that the seller’s delivery to the carrier is prima facie deemed to be delivery of the goods to the buyer. The seller must make reasonable contract with the carrier having regard to the nature of the goods and the other circumstances of the case. If the seller omits to do so, and the goods are lost or damaged in course of transit, the buyer may decline to treat the delivery to the carrier as a delivery to himself, or may hold the seller responsible in damages. Our directors confirm that we have complied with the Sale of Goods Ordinance.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of HK SAR) (the “Control of Exemption Clauses Ordinance”)

It is the aim of the Control of Exemption Clauses Ordinance to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise. Section 7 of the Control of Exemption Clauses Ordinance stipulates that a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence. Further, in the case of other loss or damage, a person cannot so exclude or restrict his liability for negligence except insofar as the term or notice satisfies the requirement of reasonableness. Section 8 of the Control of Exemption Clauses Ordinance stipulates that as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach; (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him; or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except insofar as the term of the contract satisfies the requirement of reasonableness. Section 9 of the Control of Exemption Clauses Ordinance stipulates that a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except insofar as the term of the contract satisfies the requirement of reasonableness. Sections 7, 8 and 9 of the Control of Exemption Clauses Ordinance do not apply to any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest. Section 11 of the Control of Exemption Clauses Ordinance stipulates that as against a person dealing as consumer, liability for breach of the obligations arising from sections 15, 16 or 17 of the Sale of Goods Ordinance (as defined below) (seller’s implied undertakings as to conformity of goods with description or sample, or as to their quality or fitness for a particular purpose) cannot be excluded or restricted by reference to any contract term, and as against a person dealing otherwise than as consumer, the liability arising from sections 15, 16 or 17 of the Sale of Goods Ordinance can be excluded or restricted by reference to a contract term, but only insofar as the term satisfies the requirement of reasonableness. The requirement of reasonableness of a contract term, for the purposes of the Control of Exemption Clauses Ordinance, is satisfied only if the court or arbitrator determines that the term was fair and reasonable to be included having regard to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made. The Control of Exemption Clauses Ordinance also sets out some guidelines on what may be considered “reasonable”:

●	the strength of the bargaining positions of the parties relative to each other, taking into account (among other things) alternative means by which the customer’s requirements could have been met;
●	whether the customer received an inducement to agree to the term, or in accepting it had an opportunity of entering into a similar contract with other persons, but without having to accept a similar term;
●	whether the customer knew or ought reasonably to have known of the existence and extent of the term (having regard, among other things, to any custom of the trade and any previous course of dealing between the parties);
●	where the term excludes or restricts any relevant liability if some condition is not complied with, whether it was reasonable at the time of the contract to expect that compliance with that condition would be practicable;
●	whether the goods were manufactured, processed or adapted to the special order of the customer.

Our directors confirm that we have complied with the Control of Exemption Clauses Ordinance.

Exemption Clauses under Common Law

Exemption clauses are also subject to the rules of common law, some of the key requirements include: an exemption clause must be incorporated into the contract, and the person who is seeking to rely on the exemption clause must show that reasonable steps have been taken to bring the clause to the attention of the other party.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of HK SAR) (the “Supply of Services (Implied Terms) Ordinance”)

The Supply of Services (Implied Terms) Ordinance implies into a contract for the supply of service terms to the effect that the supplier will (1) carry out the service with reasonable care and skill; (2) carry out the service within a reasonable time if the time of performance has not been fixed by the contract; and (3) be paid a reasonable charge if the consideration of the service has not been fixed by the contract. Terms would be implied by the Supply of Services (Implied Terms) Ordinance into the contract. As a consequence, a service supplier who fails to meet any of the above-mentioned implied terms would be “in breach of contract.” The Supply of Services (Implied Terms) Ordinance provides that, as against a party who deals as a consumer, the supplier cannot by reference to any contract term exclude or restrict liability of breach of obligations arising under the Supply of Services (Implied Terms) Ordinance. Our directors confirm that we have complied with the Supply of Services (Implied Terms) Ordinance.

Unconscionable Contracts Ordinance (Chapter 458 of the Laws of HK SAR) (the “Unconscionable Contracts Ordinance”)

Under the Unconscionable Contracts Ordinance, if the HK SAR court finds that a contract or any part of a contract for the sale of goods or supply of services (in which one of the parties deals as consumer) to have been unconscionable in the circumstances relating to the contract at the time it was made, the court may: (a) refuse to enforce the contract; (b) enforce the remainder of the contract without the unconscionable part; (c) limit the application of, or revise or alter, any unconscionable part to avoid unconscionable result. Our directors confirm that we have complied with the Unconscionable Contracts Ordinance.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of HK SAR) (the “Consumer Goods Safety Ordinance”)

The Consumer Goods Safety Ordinance is enacted to impose a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe. Consumer goods mean goods which are ordinarily supplied for private use or consumption and the following goods are not covered by the Consumer Goods Safety Ordinance: (a) food and water; (b) pleasure craft and similar vessels; (c) aircraft (other than hang-gliders); (d) motor vehicles; (e) gas, liquefied petroleum gas containers, gas appliances, gas fittings and flexible gas tubing, as defined under the Gas Safety Ordinance (Chapter 51 of the Laws of HK SAR); (f) electrical products; (g) pesticides; (h) tobacco and tobacco products; (i) pharmaceutical products, poisons and antibiotics; (j) traditional Chinese medicines; (k) toys and children’s products within the meaning of the Toys and Children’s Products Safety Ordinance (Chapter 424 of the Laws of HK SAR); and (l) any other goods the safety of which is controlled by specific legislation. The Consumer Goods Safety Ordinance prohibits a person from supplying, manufacturing, or importing into HK SAR consumer goods unless the consumer goods comply with the general safety requirement or an approved standard applicable for particular consumer goods. Currently there is no approved standard which has been approved in any regulation to the Consumer Goods Safety Ordinance. The general safety requirement is that the consumer goods are reasonably safe having regard to all of the circumstances, including (a) the manner in which, and the purpose for which, the consumer goods are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods and instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar body for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means (taking into account the cost, likelihood and extent of any improvement) to make the consumer goods safer. Contravention with the above requirement is a criminal offense and the offender is liable on first conviction to a fine at HK$100,000 and to imprisonment for one year, and on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years. It is a defense to the above offense if it can be shown that all reasonable steps had been taken and all due diligence had been exercised to avoid committing the offense. A court may take into consideration the existence of a certificate from an approved laboratory showing that the samples of consumer goods which are the subject of the prosecution had been tested before being sold and had complied with the safety standard or safety specification set out in the certificate. Our directors confirm that we have complied with the Consumer Goods Safety Ordinance.

Consumer Goods Safety Regulation (Chapter 456A of the Laws of HK SAR) (the “Consumer Goods Safety Regulation”)

The Consumer Goods Safety Regulation requires any warning or caution affixed on any consumer goods or their packages to be in both the English and the Chinese languages. The warning or caution shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package. Any person who supplies consumer goods which do not comply with the above requirements commits an offense and is liable (a) on first conviction to a fine at HK$100,000 and to imprisonment for one year; and (b) on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years. Our directors confirm that we have complied with the Consumer Goods Safety Regulation.

Import and Export Ordinance (Chapter 60 of the Laws of HK SAR) (the “Import and Export Ordinance”), Import and Export (General) Regulations (Chapter 60A of the Laws of HK SAR) (“Import and Export (General) Regulations”), and Import and Export (Registration) Regulations (Chapter 60E of the Laws of HK SAR) (“The Import and Export (Registration) Regulations”)

The Import and Export Ordinance regulates and controls, inter alia, the import of articles into and the export of articles from HK SAR. Except under and in accordance with a license, import and export of the articles listed in Schedules 1 and 2 (respectively) of the Import and Export (General) Regulations are prohibited. Our Group does not import or export any such prohibited articles. Any person who imports or exports any prohibited article without a license commits a criminal offense and is liable on summary conviction to a fine of HK$500,000 and to imprisonment for two years. The Import and Export (Registration) Regulations require, inter alia, every person who imports or exports any article other than an exempted article to lodge with the Commissioner of Customs and Excise an accurate and complete import declaration within 14 days relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner may specify. Articles exempted from the declaration requirement include, among others, (i) any postal packet the contents of which are valued at less than HK$4,000, (ii) any article consisting solely of and marked clearly as a sample of a product intended to be distributed free of charge for the purpose of advertising the product, and (iii) any article consisting solely of a sample, of a product valued at less than HK$1,000, intended to be used for advertising the product. Any person who fails or neglects, without reasonable excuse, to file the import declaration using services provided by a specified body within 14 days, or, where he has such excuse, fails or neglects to lodge such declaration in such manner as soon as is practicable after the cessation of such excuse, commits an offense and is liable on summary conviction to a fine at HK$2,000 and, commencing on the day following the date of conviction, to a fine of HK$100 in respect of every day during which his failure or neglect to lodge the declaration in that manner continues. In addition to any fines imposed, a penalty would also be payable for late declaration in accordance with a prescribed scale. Different penalties are prescribed depending on whether the declaration is lodged after 14 days, one month plus 14 days, or two months plus 14 days after the articles specified in the declaration have been imported or exported. Our directors confirm that we have complied with the Import and Export Ordinance, Import and Export (General) Regulations and The Import and Export (Registration) Regulations, respectively.

Electricity Ordinance (Chapter 406 of the Laws of HK SAR) (the “Electricity Ordinance”)

The Electricity Ordinance was enacted, among others, to provide safety requirements for electrical products. It defines “electrical product” to mean any current-using equipment, lighting fitting or accessory, that uses low voltage or high voltage electricity. The Electricity Ordinance empowers the Chief Executive in Council to make regulations for the general purpose of the Electricity Ordinance.

Electrical Products (Safety) Regulations (Chapter 406G of the Laws of HK SAR) (the “Electrical Products (Safety) Regulations”)

The Electrical Products (Safety) Regulations applies to an electrical product which is designed for household use and supplied in HK SAR. It does not apply, among other exceptions, to an electrical product which is a travel adaptor, or supplied in a place other than HK SAR under a sale agreement entered into in HK SAR. The Electrical Products (Safety) Regulations provides for the safety requirements for different electrical products, and prohibits any person from supplying an electrical product without a certificate of safety compliance being issued in respect of the product and the product complies with the applicable safety requirements. Any person who supplies an electrical product which fails to comply with the applicable safety requirements commits an offense and is liable on first conviction to a fine at HK$100,000 and to imprisonment for one year, and on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years. It is a defense to the above offense if the person charged shows that he took all reasonable steps and exercised all due diligence to avoid committing the offense. Our directors confirm that we have complied with the Electrical Products (Safety) Regulations.

Tortious Liabilities under Common Law

The common law provides for different duties of care a wholesaler or retailer needs to exercise in respect of their customers. Generally: (1) a wholesaler must take reasonable steps to check the safety of what he distributes. For products which cannot practically be examined in his hands, his duty is generally limited to taking reasonable steps to deal with reputable suppliers with adequate testing facilities; (2) a retailer may be liable in tort, if it sells goods which it knows or has reason to expect may be defective, or if it disregards instructions or warnings issued by manufacturers or distributors without passing on the same to their customers, or if it sells goods to irresponsible hands knowing or with reason to expect they may likely be used to harm others.

Laws Specific to Intellectual Property

The Copyright Ordinance (Chapter 528 of the Laws of HK SAR) (the “Copyright Ordinance”)

The Copyright Ordinance provides comprehensive protection for certain categories of work such as original literary, dramatic, musical and artistic works. Such protection extends to making available to the public such works on the Internet. Certain copyrights may subsist in the works we create in relation to our publications and advertising contents and materials, including creator’s works (such as artworks and photos), films (such as videos) or literary works (such as text) that qualify for copyright protection without registration. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyrighted work without the authorization from the copyright owner which, if done, constitutes “primary infringement” of copyright which does not require the infringer’s knowledge of infringement. It is a defense to copyright infringement if the person copies an artistic work for the purpose of advertising the sale of the work. Also, the Copyright Ordinance permits certain acts that can be done in relation to copyrighted works without authorization from the copyright owner, one of which being fair dealing with a copyrighted work for the purpose of criticism, review or reporting current events if accompanied by a sufficient acknowledgement of such copyrighted work and its author (“Fair Dealing Defense”). Product shots taken by us for advertisements, which may have copied certain artistic works existing on the products, do not constitute copyright infringement as their use is either authorized by the copyright owners or we could rely on the Fair Dealing Defense.

A person who possesses, sells or offers for sale or hire, for the purposes of or in the course of any trade or business without the consent of the copyright owner, a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work may incur criminal liability for “secondary infringement” under the Copyright Ordinance. For the sale of an infringing copy in the course of any trade or business, upon conviction on indictment, the infringer is liable to a fine at HK$50,000 in respect of each infringing copy and to imprisonment for four years. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies of the work. In proving that he has reason to believe that the copy was not an infringing copy, the defendant has to show that (a) he had made reasonable enquiries sufficient to satisfy himself that the copy of the work imported or proposed to be imported into HK SAR was not an infringing copy of the work; (b) he had reasonable grounds to be satisfied in the circumstances of the case that the copy was not an infringing copy; and (c) there were no other circumstances which would have led him reasonably to suspect that the copy was an infringing copy. We confirmed that we do not have any actual knowledge nor have any reason to believe that any advertising materials submitted by the customers to us for publication, as well as any works created by our creators or employees, during the years ended December 31, 2022 and 2021 is an infringing copy of any work within the meaning of the Copyright Ordinance. Our directors confirm that we have complied with the Copyright Ordinance.

Trade Marks Ordinance (Chapter 559 of the Laws of HK SAR) (the “Trademarks Ordinance”)

The Trademarks Ordinance protects registered trademarks. The duration of the registered trademarks is for ten years, which can be further renewed for ten years per renewal. A registered trademark may be challenged in revocation proceedings if it is not used in HK SAR for a continuous period of three years. A person infringes a registered trademark if he uses in the course of trade or business a sign:

(1)	which is identical to the trademark in relation to goods or services which are identical to those for which it is registered;
(2)	which is identical to the trademark in relation to goods or services which are similar to those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(3)	which is similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or
(4)	which is identical or similar to the well-known trademark in relation to any goods or services, and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trade mark.

The Trademarks Ordinance also provides an exemption from an infringement of registered trademark if the registered trademark is used for the purpose of identifying goods or services as those of the owner of the registered trademark, but any such use which is otherwise than in accordance with honest practices in industrial or commercial matters shall be treated as infringement of the registered trademark. In considering whether the use is in accordance with honest practices in industrial or commercial matters, the relevant factors include whether: (a) the use takes unfair advantage of the trademark; (b) the use is detrimental to the distinctive character or repute of the trademark; and (c) the use is such to deceive the public. It was identified in case law that the manners by which a person may take unfair advantage of the trademark or cause detriment to the distinctive character or repute can take the following forms:

(1)	detriment to the distinctive character is caused when that mark’s ability to identify the goods or services for which it is registered is weakened;
(2)	detriment to the repute of the mark caused when the goods or services for which the identical or similar sign is used by the third party may be perceived by the public in such a way that the trademark’s power of attraction is reduced; and
(3)	the unfair advantage refers to the advantage taken by the third party as a result of the use of the identical or similar sign, such as an exploitation on the coattails of the mark with a reputation.

Our directors confirm that we have complied with the Trademarks Ordinance.

Laws General to Sale of Goods

Trade Descriptions Ordinance (Chapter 362 of the Laws of HK SAR) (the “Trade Descriptions Ordinance”)

The Trade Descriptions Ordinance was enacted to, among others, prohibit false trade descriptions; false, misleading or incomplete information; false marks and misstatements in respect of goods provided (both online and offline) in the course of trade or suppliers of such goods.

“Trade description” is defined to mean in relation to goods, an indication, direct or indirect, and by whatever means given, with respect to the goods or any part of the goods including an indication of any of the following matters: the quantity, size, gauge; the method of manufacture, production, processing or reconditioning; the composition; the fitness for purpose, strength, performance, behavior or accuracy; the availability; the compliance with a standard specified or recognized by any person; the price, how price is calculated or the existence of any price advantage or discount, etc.

“False trade description” is defined to mean a trade description which is (a) false to a material degree or (b) a trade description, which though not false, is misleading: that is to say, likely to be taken for a trade description of a kind that would be false to a material degree.

The Trade Descriptions Ordinance prohibits any person from (1) in the course of his trade or business supplying or offering to supply any goods to which a false trade description is applied, or (2) having in his possession for sale any goods to which a false trade description is applied, or (3) import or export any goods to which a false trade description is applied. Any person who does any of the above prohibited acts commits an offense and is liable on conviction on indictment to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction to a fine at HK$100,000 and to imprisonment for two years. It is a defense to the above offenses if the person did not know, had no reason to suspect, and could not with reasonable diligence have ascertained the false trade description had been applied to the goods. The Trade Descriptions Ordinance also prohibits unfair trade practices that involve: (1) misleading omission, (2) aggressive commercial practice, (3) bait advertising, (4) bait and switch, and (5) wrongly accepting payment.

Section 3 of the Trade Descriptions Ordinance imposes a particularly stringent standard on the trade description of fineness of gold. Notwithstanding the definition of “false trade description.” as long as the trade description which indicates the fineness (whether in parts per thousand or in karats) of gold is false to any extent or degree (rather than to a material degree), except by understating the fineness, that trade description shall be a false trade description. Further, any number of 1 or 2 digits on an article which indicates or purports to indicate, or is likely to be taken as an indication of, the fineness in karats of its gold content shall be a false trade description unless the article contains at least the same proportion of pure gold as the number bears to 24; whereas any number of 3 digits on an article which indicates or purports to indicate, or is likely to be taken as an indication of, the fineness in number of parts per thousand of its gold content shall be a false trade description unless the article contains gold of such a standard of fineness.

Section 33 of the Trade Descriptions Ordinance provides that the Chief Executive in Council may by regulations assign meanings to, among others, certain expressions when used in connection with the supply of goods in the course of a trade or business or as part of a trade description applied to the goods if that (i) would be in the interest of the buyers of the goods or (ii) would be in the interest of the exporters of goods and would not be contrary to the interest of the domestic buyers of the goods. The Chief Executive in Council has made regulations to assign meanings to the following products sold by the Group: (i) platinum: Trade Descriptions (Definition of Platinum) Regulations (Chapter 362B of the Laws of HK SAR); (ii) fei cui and natural fei cui: Trade Descriptions (Definition of Fei Cui and Natural Fei Cui) Regulations (Chapter 362K of the Laws of HK SAR); and (iii) diamond: Trade Descriptions (Definition of Diamond) Regulations (Chapter 362L of the Laws of HK SAR) respectively.

Section 4(1) of the Trade Descriptions Ordinance provides that the Chief Executive in Council may by order: (i) require that any goods or services specified in the order must be marked with or accompanied by any information (whether or not amounting to or including a trade description) or instruction relating to the goods or services, (ii) subject to the provisions of the Trade Descriptions Ordinance impose requirements for securing that the goods or services are so marked or accompanied; and (iii) regulate or prohibit the supply of goods or services with respect to which the requirements are not complied with. Where such an order is in force with respect to goods or services of any description, any person who, in the course of any trade or business, supplies or offers to supply goods of that description in contravention of the order, or any trader who supplies or offers to supply services of that description to a consumer in contravention of the order, commits an offense and shall be liable (a) on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years; and (b) on summary conviction, to a fine at HK$100,000 and to imprisonment for two years pursuant to section 18(1) of the Trade Descriptions Ordinance.

The Chief Executive in Council has promulgated the following orders: (i) Trade Descriptions (Marking) (Gold and Gold Alloy) Order (Chapter 362A of the Laws of HK SAR); (ii) Trade Descriptions (Marking) (Platinum) Order (Chapter 362C of the Laws of HK SAR); (iii) Trade Descriptions (Provision of Information on Natural Fei Cui) Order (Chapter 362M of the Laws of HK SAR); and (iv) Trade Descriptions (Provision of Information on Diamond) Order (Chapter 362N of the Laws of HK SAR). The first and the second of the above orders impose requirements on how articles of gold or gold alloy containing not less than 8 karats or of a fineness of not less than 333 platinum and articles with a surface treatment of gold or platinum should be marked. All four of the above orders also require any person supplying articles of gold, gold alloy, platinum, natural fei cui or diamond in the course of trade or business at retail level to (i) include certain details of supplier and the product supplied in their sales invoice and receipt; (ii) retain such invoice or receipt for not less than three years from the date of issue; and (iii) display a notice at prominent position to all customers at the points of sale showing the statements as prescribed under the respective orders.

Our directors confirm that we have complied with the Trade Descriptions Ordinance.

Electronic Transaction Ordinance (Chapter 553 of the Laws of HK SAR) (the “Electronic Transaction Ordinance”)

The Electronic Transaction Ordinance was enacted, among others, to facilitate the use of electronic transactions for commercial and other purposes. The Electronic Transaction Ordinance recognizes electronic records and signatures, giving them the same legal status as their paper counterparts except for limited matters (which do not relate to transactions executed in our course of business) where the Electronic Transaction Ordinance do not apply due to rules of law relating to such limited matters. Our directors confirm that we have complied with the Electronic Transaction Ordinance.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of HK SAR) (the “Personal Data (Privacy) Ordinance”)

The Personal Data (Privacy) Ordinance provides the principles (the “Data Protection Principles”) that a data user must follow in any acts concerning personal data. Personal data refers to any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles are summarized as follows:

(1)	Personal data should be collected (i) for a lawful purpose, which is necessary for and directly related to a function or activity of the data user but not excessive; (ii) by fair and lawful means. And the person whose data is being collected is informed (a) whether it is obligatory or voluntary for him to supply the data; (b) the purpose of the collection and the class of persons to whom the data may be transferred; (c) on or before first use of the data, his rights to access and correct the data collected and the information of the person who might handle such requests.

(2)	All practicable steps shall be taken by the data user to ensure that the personal data collected is accurate and not kept longer than is necessary to fulfil the purpose for which it is used.

(3)	Personal data should not be used for purposes outside of the person’s consent.

(4)	All practicable steps shall be taken to ensure that any personal data held by a data user is protected against unauthorized or accidental access, processing, erasure, loss, use.

(5)	All practicable steps shall be taken to ensure that a person can (a) ascertain a data user’s policies and practices in relation to personal data; (b) be informed of the kind of personal data held by a data user; (c) be informed of the main purposes for which personal data held by a data user is or is to be used.

(6)	A data subject shall be entitled to ascertain whether a data user holds personal data of which he is the data subject and request access to personal data. He should be given reasons if the request is refused and the right to object to the refusal.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue a written notice directing the data user to remedy and if appropriate prevent recurrence of contravention. Contravention with the above notice is an offense and the offender is liable on (a) first conviction to a fine at HK$50,000 and to imprisonment for two years, and if the offense continues after the conviction, to a daily penalty of HK$1,000; and (b) second or subsequent conviction to a fine at HK$100,000 and to imprisonment for two years, and if the offense continues after the conviction, to a daily penalty of HK$2,000. It is a defense to the above offense if the data user charged shows that he exercised all due diligence to comply with the enforcement notice. Our directors confirm that we have complied with the Personal Data (Privacy) Ordinance.

Laws Applicable to Marketing Service Practices

Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of HK SAR) (the “Control of Obscene and Indecent Articles Ordinance”)

The content we post on various platforms and publish in our publications are subject to the regulations of the Control of Obscene and Indecent Articles Ordinance. The Control of Obscene and Indecent Articles Ordinance controls articles which consist of or contain material that is obscene or indecent (including material that is violent, depraved or repulsive). Several offenses are prescribed: (1) publishing, possessing for publication or importing for publication obscene articles; (2) publishing indecent article to juvenile; (3) making display, and causing or permitting display of indecent matter in public; (4) publishing indecent article without complying with the statutory conditions; (5) possessing for publication indecent article in breach of the statutory conditions; (6) publishing Class III (interim classification) article; (7) publishing, possessing for publication or importing for publication any Class III article; (7) publishing Class II article without complying with the imposed conditions; and (8) possessing for publication indecent article without complying with the statutory conditions or imposed conditions. Our directors confirm that we have complied with the Control of Obscene and Indecent Articles Ordinance.

Defamation Ordinance (Chapter 21 of the Laws of HK SAR) (the “Defamation Ordinance”)

Any person who maliciously publishes defamatory matter regarding another person or an organization in writing or by word of mouth or by conduct may be liable for defamation. Broadly speaking, there are two main kinds of defamation, which are libel and slander. Libel is the malicious publication of defamatory matter in writing or in some other permanent form. Slander is the publication of defamatory matter by word of mouth or in some other transient (temporary) form. Section 5 of the Defamation Ordinance provides that any person who maliciously publishes any defamatory libel, knowing the same to be false, shall be liable to imprisonment for two years, and, in addition, to pay such fine as the court may award. There are several defenses available. They include but are not limited to (a) unintentional defamation; (b) an offer of amends; (c) defense of justification, which means the words were true in substance and in fact; (d) fair comment; and (e) publication which was privileged as prescribed in the schedule of the Defamation Ordinance. Our directors confirm that we have complied with the Defamation Ordinance.

Other Relevant HK SAR Laws

Business Registration Ordinance (Chapter 310 of the Laws of HK SAR) (the “Business Registration Ordinance”)

The Business Registration Ordinance requires every person (a company or an individual) carrying on a business in HK SAR to make an application to the Commissioner of Inland Revenue for the registration of that business within one month from the commencement of the business. The Commissioner of Inland Revenue must issue a business registration certificate for the business as soon as practicable after the Commissioner has decided to register the business and the prescribed business registration fees are paid. Any person who fails to apply for business registration shall be guilty of an offense and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year. Our directors confirm that we have complied with the Business Registration Ordinance.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of HK SAR) (the “Employees’ Compensation Ordinance”)

The Employees’ Compensation Ordinance sets out the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the Employees’ Compensation Ordinance. The Employees’ Compensation Ordinance prohibits an employer from employing any employee in any employment unless there is a policy of insurance in force to cover the employer’s liabilities under the Employees’ Compensation Ordinance and at common law for injuries at work. The minimum insurance cover for not more than 200 employees should not be less than HK$100 million per event whereas the minimum cover for more than 200 employees should not be less than HK$200 million per event. Any employer who fails to comply commits an offense and is liable on conviction upon indictment to a fine of HK$100,000 and imprisonment for two years. An employer to whom a policy of insurance for the purpose thereof is required to display in a conspicuous place on each of his premises (where any employee is employed by him) a notice in a form specified by the Commissioner for Labor, which shows in both English and Chinese languages of (a) the name of the employer, (b) the name of the insurer, (c) the policy number, (d) the date of issue of the policy, (e) the dates of commencement and expiry of the period of insurance, (f) the number of employees insured under the policy at the time of issue thereof and (g) the amount of liability insured under the policy. Our directors confirm that we have complied with the Employees’ Compensation Ordinance.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of HK SAR) (the “Mandatory Provident Fund Schemes Ordinance”)

The Mandatory Provident Fund Schemes Ordinance requires an employer to enroll an employee of 18 years of age or above but under 65 years of age (unless exempted) as member of a registered Mandatory Provident Fund Schemes within 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the Mandatory Provident Fund Schemes. Any employer who contravenes the requirement of enrolling eligible employees in a registered Mandatory Provident Fund Schemes within the prescribed time commits a criminal offense and is liable on conviction to a fine at HK$350,000 and imprisonment for three years. Any employer who contravenes the requirement of paying mandatory contributions to the Mandatory Provident Fund Schemes commits a criminal offense and is liable on conviction to a fine at HK$100,000 and imprisonment for six months on the first conviction and a fine of HK$200,000 and imprisonment for one year on each subsequent conviction. Our directors confirm that we have complied with the Mandatory Provident Fund Schemes Ordinance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of HK SAR) (the “Occupational Safety and Health Ordinance”)

The Occupational Safety and Health Ordinance requires every employer to, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees. The employer may be considered to have failed to comply with the requirement if he (a) failed to provide or maintain plant and systems of work that are, so far as reasonably practicable, safe and without risks to health; (b) failed to make arrangements for ensuring, so far as reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) failed to provide such information, instruction, training and supervision as may be necessary to ensure, so far as reasonably practicable, the safety and health at work of the employer’s employees; (d) as regards any workplace under the employer’s control (i) failed to maintain the workplace in a condition that is, so far as reasonably practicable, safe and without risks to health; or (ii) failed to provide or maintain means of access to and egress from the workplace that are, so far as reasonably practicable, safe and without any such risks; (e) failed to provide or maintain a working environment for the employer’s employees that is, so far as reasonably practicable, safe and without risks to health. An employer who fails to comply with any of the above provisions commits an offense and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offense and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months. In terms of enforcement, the Commission for Labor may serve improvement notice and suspension notice on the employer or occupier of premises where a workplace is located. It is a criminal offense to fail to comply with the any of such notices without reasonable excuse, and the offender is liable to a fine of HK$200,000 in respect of an improvement notice and a fine of HK$500,000 in respect of a suspension notice and to imprisonment for twelve months in each of such conviction. The employer or the occupier of a workplace is required to notify any accident to an occupational safety officer within 24 hours if an accident causes the death of, or serious bodily injury to an employee. The employer or the occupier of a workplace is required to report in writing any accident to an occupational safety officer within seven days if the accident incapacitated an employee (other than causing death or serious bodily injury). The occupier of a workplace is also required to notify any dangerous occurrence to an occupational safety officer within 24 hours. Failure to notify the occupational safety officer in any of such instances is a criminal offense and attracts a fine at HK$50,000. Our directors confirm that we have put in place measures to ensure compliance with the Occupational Safety and Health Ordinance, including: (a) providing safe and healthy work environment for staffs, including but not limited to, adequate lighting level; (b) providing safety instructions and training to workers; and (c) establishing internal safety and health policies and procedures.

Inland Revenue Ordinance (Chapter 112 of the Laws of HK SAR) (the “Inland Revenue Ordinance”)

The Inland Revenue Ordinance provides that an employer is required to furnish to the Inland Revenue Department of the HK SAR Government in writing, (1) within three months of engagement, particulars of any new employee (i.e. Form 56E) who is likely to be chargeable to salaries tax, (2) within one month a return (Form 56B and BIR56A) with details of the remuneration paid to an employee during the year in question; and (3) at least one month before his employee ceases to be employed, particulars of any employee who is about to cease or ceases to employ in HK SAR (i.e. Form 56F). Any employer who failed to do so, unless with reasonable excuse, commits a criminal offense and is liable to a fine of HK$10,000 and the court may order the employer to do the act which they failed to do. The Inland Revenue Ordinance requires any person on which profits tax is chargeable on his assessable profits to file tax return, provide supplemental documents if necessary, and pay the assessed profits tax accordingly. Our directors confirm that we have complied with the Inland Revenue Ordinance.

Employment Ordinance (Chapter 57 of the Laws of HK SAR) (the “Employment Ordinance”)

The Employment Ordinance is the main piece of legislation governing the conditions of employment of our HK SAR business. Under section 23 of the Employment Ordinance, an employer shall pay wages to an employee under a contract of employment as soon as is practicable but in any case not later than seven days after the last day of the wage period. Under section 25(1) of the Employment Ordinance, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes any of the above requirements commits an offense and is liable to a fine of HK$350,000 and to imprisonment for three years. Further, under section 25A(1) of the Employment Ordinance, if any wages or any sum are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate (currently at 8% per annum) on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes such requirement commits an offense and is liable on conviction to a fine of HK$10,000. Our directors confirm that we have complied with the Employment Ordinance.

Minimum Wage Ordinance (Chapter 608 of the Laws of HK SAR) (the “Minimum Wage Ordinance”)

The Minimum Wage Ordinance establishes a statutory minimum wage applicable to all employees, whether they are monthly-rated, daily-rated, hourly-rated, permanent, casual, full-time, or part-time employees. Wages payable to an employee in respect of any wage period, when averaged over the total number of hours worked in the wage period, should be no less than the statutory minimum wage (“SMW”) rate. If an employer willfully and without any reasonable excuse fails to pay the SMW rate when it becomes due is liable to be prosecuted for breach of wage provisions under the Employment Ordinance, and upon conviction, to a fine of HK$350,000 and to imprisonment for three years. The applicable SMW rate with effect from 1 May 2019 is HK$37.50. Our directors confirm that we have complied with the Minimum Wage Ordinance.

The Competition Ordinance (Chapter 619 of the Laws of HK SAR) (the “Competition Ordinance”)

The Competition Ordinance was enacted, among others, to prohibit conduct that prevents, restricts or distorts competition in HK SAR. It creates two key prohibitions which take the form of two “Conduct Rules” of cross-sector application.

The First Conduct Rule seeks to prohibit arrangements between market participants (whether they are competitors or not) which prevent, restrict or distort competition in HK SAR. Conduct in breach of the First Conduct Rule amounting to serious anti-competitive conduct include:

(1)	price fixing: where agreement is reached on customer prices, or price elements such as discount and price range;
(2)	market-sharing: allocation of parts of the market, such as by customer demographic or by geographical location;
(3)	output restriction: where production or sales output is limited as means of increasing prices; and
(4)	bid-rigging: agreeing with competitors who would make the winning bid, subverting the competitive nature of the tendering process.

These serious anti-competitive behaviors will be dealt with most severely by the Competition Commission. Vertical arrangements between suppliers and customers are generally unlikely to be considered serious anti-competitive behavior. However, vertical arrangement may amount to serious anti-competitive behavior in certain circumstances (for example, in resale price maintenance) if the conduct has the object or effect of harming competition.

The Second Conduct Rule targets an undertaking with a substantial degree of market power in abusing that power with a view to protecting or increasing its position of power of profits. In considering whether an undertaking has substantial degree of market power, the relevant matters are: (a) the market share of the undertaking; (b) the undertaking’s power to make pricing and other decisions; (c) any barriers to entry to competitors into the relevant market; and (d) any other relevant matters. The Competition Ordinance provides that a conduct may constitute an abuse if it involves (a) predatory behavior towards competitors or (b) limiting production, markets or technical developments to the prejudice of consumers. Examples of conduct that may be considered an abuse of substantial degree of market power are: (a) predatory pricing, (b) anti-competitive tying and bundling, (c) margin squeeze, (d) refusal to deal, and (e) exclusive dealing.

If the Competition Commission has reasonable cause to believe that a contravention of the First Conduct Rule has occurred and if the contravention does not involve serious anti-competitive conduct, the Competition Commission must issue a warning notice before bringing proceedings. If the Competition Commission has reasonable cause to believe that a contravention of the First Conduct Rule has occurred and if the contravention involves serious anti-competitive conduct or a contravention of the Second Rule, the Competition Commission may, instead of bringing proceedings in the tribunal, issue an infringement notice, and offering not to bring proceedings on condition that that the person makes a commitment to comply with the requirements of the infringement notice. If a company and/or its directors are found to be involved in breaching the Competition Ordinance, the potential penalties are: (a) pecuniary penalties up to 10% of annual local turnover, (b) director’s disqualification orders for up to five years, (c) divestiture of assets, shares, or business, (d) voiding of agreement, and (e) injunction relief.

Our directors confirm that we have complied with the Competition Ordinance.

Taiwan

This section sets forth a summary of the material laws and regulations applicable to our business operations in Taiwan.

Company Registration Regimes

Under Article 19 of the Company Act, a company may not conduct its business operations or commit any juristic act in the name of a company unless it has completed the procedure for company incorporation registration.

As we conduct our business operations through our Taiwan subsidiary, it is required to obtain the company registration with the competent authority and retain good standing onward when the company is still operating.

Under Article 19 of the Company Act, except the business of a company shall require special license of the government in accordance with the law or an order given by a competent authority duly authorized by the law, a company may apply for company registration.

In view that our business (see “BUSINESS – Overview” above for details) in Taiwan does not fall into the business fields requiring special license from the government, our Taiwan subsidiary is not required to obtain any special license prior to applying for company registration. As such, to conduct business in Taiwan, our Taiwan subsidiary completed the company registration with the Taipei City government on July 9, 2013, and has retained good corporate standing till now.

Laws and Regulations Governing Foreign Direct Investment and PRC Investment

We indirectly wholly own the Taiwan subsidiary, which is a limited company operating the Taiwan business. The investment and holding of the capital contributions are subject to laws and regulations with respect to inbound investment, including the Statute for Investment by Foreign Nationals (“Foreign Investment Statute”), the Act Governing Relations between the People of the Taiwan Area and the Mainland Area (“Cross-strait People Relations Act”), and the Regulation Governing Permission for People of the Mainland Area to Invest in Taiwan (“PRC Investment Regulation”)

Investment By Foreign Investors

Under the Foreign Investment Statute, any foreign investor who makes an investment in accordance with this Statute is required to submit an investment application to the competent authority for approval. The foreign investor, as referred to hereunder, includes foreign legal persons when making investments within the territory of the Republic of China (“R.O.C.” or “Taiwan”). The investments may include:

1.	holding shares issued by a Taiwan company or contributing to the capital of a Taiwan company;

2.	establishing a branch office, a proprietary business, or a partnership in Taiwan; and

3.	providing loan(s) to the invested business referred to in the preceding two paragraphs for a period exceeding one (1) year.

Industries which may negatively affect national security, public order, good customs, practices, or citizen health are prohibited from investment by foreign investors; industries which are restricted by laws or orders require approval of the competent authorities prior to investment. The negative list promulgated by the competent authority prescribed the prohibited and restricted industries.

The foreign investor holds, in an aggregate, more than one-third (1/3) of the total shares issued by an enterprise or if a foreign investor contributes, in an aggregate, more than one-third (1/3) of the total capital amount of an enterprise, the reinvestment to be made by the invested enterprise shall be subject to the competent authority’s approval.

Unless otherwise provided for in the Foreign Investment Statute, if any foreign investor violates the provisions of this Statute or fails to perform any matters approved by the competent authority, the competent authority may deal with the situation in the following manner:

1.	revoke the investor’s right of exchange settlement against his/her income of the profit from his/her investment and the interest accrued thereon in a prescribed period of time; and

2.	revoke the approval for the investor’s investment and his/her rights under this Statute.

Under the Laws and Regulations Regarding Hong Kong & Macao Affairs, the relevant regulations concerning foreign investment shall apply mutatis mutandis to investment in Taiwan by Hong Kong (“HK”) or Macau residents or legal persons. Accordingly, investments from HK corporations, except those falling within the definition of PRC Investors (see “Investment by PRC Investors” below), are required to conform to the regulations prescribed under the Foreign Investment Statute when investing in Taiwan.

As we were incorporated under the laws of Hong Kong and do not meet the definition of PRC Investors (see “Investment by PRC Investors” below), we are a foreign investor in terms of our contribution to the capital of the Taiwan subsidiary. The businesses our Taiwan subsidiary operates in Taiwan, including advertising, artist management agency, marketing, content production, and e-commerce, do not fall into the field of prohibited or restricted industries prescribed on the negative list. In this regard, our Taiwan subsidiary has obtained approval from the Investment Board of the Ministry of Economic Affairs and has retained good corporate standing till now.

Investment By PRC Investors

Under the Regulation Governing Permission for People of the Mainland Area to Invest in Taiwan (“PRC Investment Regulation”), PRC investors shall apply for permission for their investment activities in Taiwan, including holding shares or capital contributions of Taiwan companies, gaining control over non-public Taiwan companies by contract or other means, or acquisition of business or property of non-public companies in Taiwan by third area companies. The PRC investors hereunder refer to the investors, including individuals, legal persons, or organizations, that come from PRC or the third area companies that are invested by such investors. The “third area company” hereunder includes any company of a third area whose more than 30% of the total shares or capital contributions are directly or indirectly held by investors from PRC or any company of a third area controlled by investors from PRC.

If the investor is a legal person, organization, or other institution invested by a party or military, administrative, or political organization from PRC or a company of a third area invested thereby, the competent authorities shall restrict its investment in Taiwan.

The business categories allowed to be invested by the PRC investors are limited to specific categories prescribed by the competent authorities of Taiwan. While the operations of the advertising agency and online advertising medium are a crucial part of the business we operate in Taiwan, PRC investors are prohibited from investing in this business. Any contravention of the preceding regulations may be subject to administrative fines, orders to cease or withdraw such investment, suspension of the violator’s shareholder’s rights, and revocation of company registration, according to the Act Governing Relations between the People of the Taiwan Area and the Mainland Area (“Cross-strait People Relations Act”).

In the view that we do not fall into the definition of PRC Investors currently, we are not prohibited or restricted under the PRC Investment Regulation and the Cross-strait People Relations Act. However, if we receive investments derived from PRC to the extent to be reckoned as a PRC investor in terms of holding the capital contribution of the Taiwan subsidiary in the future, our business operations of the advertising agency and advertising medium in Taiwan may contravene the Cross-strait People Relations Act and the PRC Investment Regulation.

Laws and Regulations Governing Marketing and Advertising Merchandise

Our Taiwan subsidiary provides services in creating, planning, and handling advertising and other forms of promotion and marketing for our clients, which may also involve sales. In this regard, it may be required to observe the applicable laws and regulations in relation to consumer protection, false advertising, and advertising for regulated items, including the Consumer Protection Act, the Enforcement Rules of the Consumer Protection Act, the Fair Trade Act, the Act Governing Food Safety and Sanitation, the Health Food Control Act, the Cosmetic Hygiene and Safety Act, the Pharmaceutical Affairs Act, the Medical Devices Act, the Tobacco Hazards Prevention Act, and relevant regulations.

Fair Trade Act

The Fair Trade Act provides for maintaining trading order, protecting consumers’ interests, ensuring free and fair competition, and promoting economic stability and prosperity. Under Article 21 of the Fair Trade Act, enterprises shall not make or use false or misleading representations or symbols on goods or services, in advertisements, or in any other way make it known to the public on the matter that is relevant to goods or services and is sufficient to affect trading decisions.

Under Article 42 of the Fair Trade Act, the competent authority may order any enterprise that contravenes Article 21 to cease therefrom, rectify its conduct, or take necessary corrective action within the time prescribed in the order; in addition, it may assess upon such enterprise an administrative penalty of not less than fifty thousand nor more than twenty-five million New Taiwan Dollars; shall such enterprise fails to cease therefrom, rectify the conduct or take any necessary corrective action after the lapse of the prescribed period, the competent authority may continue to order such enterprise to cease therefrom, rectify the conduct, or take any necessary corrective action within the time prescribed in the order, and each time may successively assess thereupon an administrative penalty of not less than one hundred thousand nor more than fifty million New Taiwan Dollars until its ceasing therefrom, rectifying its conduct, or taking the necessary corrective action.

As our Taiwan subsidiary provides services include assisting clients in recruiting Creators to produce videos and post on Creators’ social media pages, making commercial videos for clients, and handling media purchases, it may be recognized as an advertising agency, advertising medium under certain circumstances, and responsibilities below may be imposed accordingly.

Advertising Agency Responsibility

Where any advertising agency makes or designs any advertisement that it knows or should have known to be misleading, it shall be jointly and severally liable with the principal of such advertisement for damages arising therefrom.

Under Article 6 of the Fair Trade Commission’s Explanation on Endorsing Advertisement (“Endorsing Advertisement Explanation”), an advertising agency may be recognized as an advertiser based on the specific circumstances of its participation in the production or design of an endorsing advertisement. In this regard, the advertising agency may be punished pursuant to the provisions applicable to the advertiser.

Advertising Medium Responsibility

Where any advertising medium communicates or publishes any advertisement that it knows or should have known to be likely to mislead the public, it shall be jointly and severally liable with the principal of such advertisement for the damages arising therefrom.

Under Article 6 of the Endorsing Advertisement Explanation, an advertising medium may be recognized as an advertiser based on the specific circumstances of its participation in the production, design, dissemination, or publication of an endorsing advertisement. In this regard, the advertising agency may be punished pursuant to the provisions applicable to the advertiser.

Endorser Responsibility

The endorser refers to any person or organization, other than the principal of the advertisement, who expresses opinions, trust, findings, or results of personal experiences with regard to the goods or services.

Where any endorser provides any testimonials that he/she knows or should have known to be likely to mislead the public, the endorser shall be jointly and severally liable with the principal of such advertisement for damages arising therefrom. However, endorsers who are not celebrities, specialists, or organizations shall be held jointly and severally liable with the advertiser for only up to 10 times of the reward they have received from the advertiser.

Under Article 6 of the Endorsing Advertisement Explanation, if the endorser is the provider or seller of goods or services, he/she is the advertiser. In this regard, the provisions applicable to the advertiser apply to the endorser.

Advertisers shall follow the following guidance for endorsing advertising, or they may be in contravention of the Fair Trade Act:

1.	The content of the advertisement shall faithfully reflect the true opinions, trust, findings, or results of the personal experiences of the endorser and shall not be false or misleading;

2.	For the endorsement conducted by celebrities, specialists, or organizations, if the content or quality of the advertised goods or services is changed, the advertiser must have a valid reason to believe that the endorser has not changed his or her opinion of the advertised product or service during the period of publication of the advertisement;

3.	If any specialist or organization is engaged in an endorsing advertisement, or if the content of the endorsing advertisement expressly or implicitly indicates that the endorser is an expert in the product or service he or she is recommending, the endorser shall have actual expertise or technic in that area, and his or her endorsing opinion shall be consistent with the results of the verification performed by others with the same expertise or technic;

4.	The following requirements must be met if a consumer’s personal experience is used as a testimonial:

i.	The consumer shall be the real user of the advertised goods or services at the time of the testimonial; if the testimonial is made by a non-real user, it shall be stated in the advertisement that the endorser is not the real user of the advertised goods or services; and

ii.	Unless the content of the testimonial is based on scientific theory or experimental evidence, the advertisement shall indicate the possible results of use that consumers may get under the conditions set in the advertisement or the effects revealed by the testimonial advertisement that the consumer may achieve under certain conditions.

5.	Any relationship of interest between the endorser and the advertiser that is not reasonably expected by the general public shall be fully disclosed in the advertisement.

Online advertising

Our Taiwan subsidiary also lists products on our eCommerce store or facilitates the Creators to sell products on our live streaming shopping shows, which will be recognized as online advertising. In this regard, it may need to observe the following provisions.

Under the Fair Trade Commission’s Principles for Handling Cases of Online Advertising Violations, for the online advertisement completed by the merchandise suppliers in cooperation with website operators, the advertiser of the online advertisement includes any merchandise supplier who provides information on products or services and any website operator who publishes and sells the merchandise in its own name.

The advertiser shall act according to the following guidance concerning the online advertisements to comply with the Fair Trade Act:

1.	Ensuring that the contents of the advertisements are consistent with the actual circumstances provided;

2.	Correcting the contents of the advertisements in a timely manner if they are incorrect, changed, or the sale of the goods or services has been discontinued, after the advertisements are published on the Internet;

3.	Fully disclosing the restricting conditions that may affect the consumers’ transaction decision; and

4.	Avoiding improper layout and presentation that may make it difficult for the consumer to recognize the contents of the restricting conditions and may result in consumers’ wrong perceptions or decisions.

Online advertisements shall not be implemented by the following practices of false or misleading representations or symbols:

1.	The price, quantity, quality, content, and other relevant transaction information shown in the advertisement do not correspond to the facts.

2.	When changes or errors in the advertised content and transaction conditions need to be corrected, they are not adequately and immediately disclosed but are merely replaced by ways of stating the messages, e.g., “See store announcements for details” or “Please call for more information.”

3.	The advertisement contains the offer content or the provision of gifts or awards, which are conditional, but does not present consumers the opportunity or means to fulfill the condition.

4.	The advertisement does not expressly state the important transaction information and related restrictions, or it is stated but misleading due to improper layout.

5.	The advertisement claims that the online payment service has an information security mechanism but does not.

6.	The advertisement does not expressly state the restrictions on the time, method, and type of online raffle.

7.	The content of the advertisement provides hyperlinks to other websites, causing consumers to make wrong perceptions or decisions about the quality, content, or source of the goods or services.

8.	The advertisement provides online gift coupons, buy-one-get-one-free offers, downloadable discount coupons, and other promotional activities but does not expressly state the relevant conditions of use, burden, or period.

For online advertisements that promote products or services using endorsers’ testimonials or articles written by users of social networking sites (including bloggers), the advertiser shall ensure that the content of the advertisement is factually correct and shall not engage in the preceding practices. If the provision is contravened, any endorser or user of a social networking site (including bloggers) who intentionally works together with the advertiser may be punished jointly pursuant to the provisions that the advertiser contravened.

Consumer Protection Act

The Consumer Protection Act provides for protecting interests, facilitating safety, and improving the quality of life of consumers. Under Article 22 and Article 23 of the Consumer Protection Act, enterprises shall ensure the accuracy of the contents of advertisements and be under the obligation not to provide less than what is stated in the advertisements; after the contract is made and entered between traders and consumers, traders shall fulfill the contents of the advertisements of goods or services; where media knows or should have known that the contents of the advertisements are inconsistent with the facts, shall be jointly and severally liable to consumers for their damages incurred from the reliance upon such advertisements; such damages cannot be restricted or waived by any agreement in advance.

The term “advertisement” used hereby shall refer to the conduct to disseminating messages or content of promotion by means of television and radio broadcasting, films, slides, newspapers, magazines, flyers, posters, signboards, arches, computers, facsimiles, electronic video, electronic voice mail or others, to the general public, pursuant to Article 23 of the Enforcement Rules of Consumer Protection Act.

When any competent authority considers the advertisement to contain false, exaggerated, sufficiently misleading information which may affect the consumers’ interests, the authorities may notify the enterprises to provide information in proving the claims made in such advertisement, pursuant to Article 24 of the Enforcement Rules of Consumer Protection Act.

Under Article 60 of the Consumer Protection Act, where any enterprise violating the provisions thereof, producing goods or rendering services which may endanger the lives, bodies, or health of consumers and the central competent authority believes it is serious, the central competent authority or the Executive Yuan may order for suspension of operations and request consumer advocacy groups to bring suit in its own name to consumers.

Advertising of Regulated Items

Advertising Concerning Food Safety and Sanitation

Article 28 of the Act Governing Food Safety and Sanitation provides various regulations on advertisements containing food-related items as follows:

1.	The labeling, promotion, or advertisement of foods, food additives, food cleansers, and food utensils, food containers, or packaging designated by the central competent authority in a public announcement shall not be false, exaggerated, or misleading; and

2.	Foods shall not be so labeled, promoted, or advertised as having medical efficacy.

The determining standards of the false, exaggerated, or misleading labeling, promotion, or advertisement shall be comprehensively judged by the overall presentation of the name, description, image, symbol, visual, audio, or other messages conveyed to consumers of the product, pursuant to Article 3 of the Regulations Governing of Criteria for the Label, Promotion and Advertisement of Foods and Food Products Identified as False, Exaggerated, Misleading or Having Medical Efficacy (“Misleading Advertisement of Food Products Regulations”).

Under Article 4 of the Misleading Advertisement of Food Products Regulations, the labeling, promotion, or advertisement of foods and food products referred to in Paragraph 1, Article 28 of the Act is identified as false, exaggerated or misleading if involving any of the following conditions:

1.	The description does not conform to facts;

2.	The description has no evidence or insufficient evidence to support it;

3.	The description involves maintaining or altering the physiology, appearance, or function of human organs and tissue; or

4.	The content description refers to any number of official letters or any word or sentence with similar meanings; however, the use of approved official letter complying with the laws and regulations is not subject to the limit.

If the word “health” is part of the food product name, it is identified as misleading, except if the food products were issued with a health food permit.

Under Article 5 of the Misleading Advertisement of Food Products Regulations, the labeling, promotion, or advertisement of the foods shall be identified as having medical efficacy if involving any of the following statements:

1.	The description is related to prevention, improvement, mitigation, diagnosis or treatment of any diseases, syndromes, or symptoms;

2.	The description is related to alleviation or reduction of any substances causing diseases in the human body; or

3.	The description is related to the efficacy of raw materials in traditional Chinese medicine.

The central competent authority may prescribe restrictions on the sales, promotion, or advertising of special dietary foods or foods which easily lead to chronic diseases or are unsuitable for long-term consumption for children and persons with special needs, pursuant to Article 28 of the Act Governing Food Safety and Sanitation.

Under Article 2 of the Regulations Governing Advertisement and Promotion of Food Products Not Suitable for Long-term Consumption by Children, the food products not suitable for long-term consumption by children as herein stated refer to the snacks, candies, drinks, ice products, and food products sold by the food suppliers for direct consumption, which are not suitable for long-term consumption by children under 12 years of age and contain one of the following nutritional contents:

1.	Calories from fats accounting for more than 30% of the total calories;

2.	Calories from saturated fats accounting for more than 10% of the total calories;

3.	Sodium content higher than 400 milligrams (400 mg) per serving;

4.	Calories from added sugar accounting for more than 10% of the total calories.

Under Article 3 of the Regulations Governing Advertisement and Promotion of Food Products Not Suitable for Long-term Consumption by Children, the foregoing food products are not allowed to be advertised and promoted by the following practices:

1.	Advertise on a dedicated TV channel for children from 5 p.m. to 9 p.m.;

2.	Advertise the food products by showing or implying that they can be a replacement for a regular meal;

3.	Promote the food products with toys that are given as free gifts, made available for purchase at an additional price, or offered as encouragement.

Article 29 of the Act Governing Food Safety and Sanitation provides that media enterprises being commissioned to publish or disseminate an advertisement shall maintain the information of the advertiser’s name or trade name, the national ID Card number, establishment registration document number of company, business, corporation or organization, domicile or residence, representative office, business offices and telephone number, and other information, for six months from the date of such advertisement, and shall not evade, impede, or refuse any request by the competent authority for such information.

Media enterprises in violation of Article 29 shall be fined between NT$60,000 and NT$300,000 and may be consecutively fined and shall cease the dissemination or publication of the advertisement concerned; media enterprises continuing to publish or disseminate shall be consecutively fined by such authority for each violation until the publication or broadcast is ceased; pursuant to Article 46 of the Act Governing Food Safety and Sanitation.

Advertising Concerning Health Food Control

Under Article 6 of the Health Food Control Act, any food that is labeled or advertised as food furnishing specific nutrients or specific health care effects shall be governed by this Act; no food shall be labeled or advertised as health food unless it is registered as such in accordance with this Act.

Health food labeling or advertisement shall not misrepresent or exaggerate, and the health claims shall not extend beyond the approved scope and shall be limited to the content registered at the central competent authority; labeling or advertisement of health food shall not claim or refer to medical efficacy; pursuant to Article 14 of the Health Food Control Act.

Health food shall not be manufactured or imported unless and until an application for review and testing registration, and a product registration permit is issued by the central competent authority or the organization commissioned thereby, pursuant to Article 7 of the Health Food Control Act. Media enterprises shall not publish or disseminate advertisements for health food in respect of which no permit is obtained in accordance with Article 7 hereof; media enterprises retained to publish or disseminate a health food advertisement shall keep the name, ID number or reference number of business registration, residence (place of business or operations), and telephone number of the person (or legal person or name of organization) who retains the advertising services for six months from the date the advertisement is published or disseminated and shall neither evade, impede, or refuse to provide the above information for inspection upon being so requested by the competent authority; pursuant to Article 15 of the Health Food Control Act.

Under Article 24 of the Health Food Control Act, media enterprises violating Article 15 thereof shall be fined between NT$60,000 and NT$300,000, and such fine may be consecutively imposed according to the number of violations committed; media enterprises shall cease and desist from publishing or disseminating immediately on the next day of the receipt of the competent authority’s notification letter; media enterprises contravening previous provisions and continuously disseminating the advertisement shall be fined between NT$120,000 and NT$600,000 by the municipal government and such fine may be consecutively imposed according to the number of violations committed.

Advertising Concerning Cosmetic Hygiene and Safety

Article 10 of the Cosmetic Hygiene and Safety Act provides that the contents of the labeling, promotion, and advertisement of cosmetics shall not be misleading or exaggerated and shall not be so labeled, promoted, or advertised as having medical efficacy.

Any media enterprise commissioned to publish or disseminate a cosmetics advertisement shall maintain the information of the advertiser’s name, national identification card number, establishment registration document number of company, business, corporation, or group, domicile or address, telephone number, and other information for six months from the date of such advertisement and shall not evade, obstruct, or refuse when requested by the competent authority for such information, pursuant to Article 10 of the Cosmetic Hygiene and Safety Act.

Under Article 21 of the Cosmetic Hygiene and Safety Act, media enterprises in violation of Article 10 thereof shall be imposed a fine from NT$60,000 to NT$300,000 and may be fined successively.

Advertising Concerning Pharmaceutical Affairs

Under Article 66 of the Pharmaceutical Affairs Act, media enterprises shall not publish or disseminate any medicament advertisement which has not been approved, has been different from the approved particular, has been withdrawn, or has not yet made amendments in time as ordered by the central or municipal competent health authority. Any media enterprises contravening the provisions the Article 66 hereof shall be imposed with a fine of not less than NT$200,000 but not more than NT$5,000,000; after having been notified by the competent health authority to cease the incompliant act within a given period but continuing to publish or disseminate the advertisement in question, such media enterprise shall be imposed with a fine of not less than NT$600,000 to not more than NT$25,000,000; the consecutive punishment for each violation may be imposed until the publication or dissemination of the advertisement is suspended, pursuant to Article 95 thereof.

Article 66 of the Pharmaceutical Affairs Act also provides that any media enterprise being commissioned to publish or disseminate an advertisement shall maintain the information of the advertiser’s name (corporate or group name), identity number, business license number, domicile (firm or business office) and telephone number, and other information for six months from the date of such advertisement and shall not evade, impede, or refuse any request by the competent authority for such information. Any media enterprise contravening the provision hereof shall be imposed with a fine of not less than NT$60,000 to no more than NT$300,000, and consecutive punishment for each violation may be imposed, pursuant to Article 95 thereof.

Advertising Concerning Medical Devices

Under Article 42 of the Medical Devices Act, media enterprises shall not publish or disseminate any medical device advertisement which has not been approved by the central or municipal competent authority, whose content is different from the approved content, which has been cancelled, or for which an order has been issued to immediately stop publishing or broadcasting or to make corrections within a time period, but no corrections have been made. Any media enterprise contravening the provisions thereof governing the publication or dissemination of advertisements shall be subject to a fine of not less than NT$200,000 to no more than NT$5,000,000 and shall be ordered to stop publishing or disseminating the advertisements; for those who fail to stop publishing or disseminating, a consecutive fine shall be imposed for each violation until the said advertisements are no longer published or disseminated; pursuant to Article 66 thereof.

Article 42 of the Medical Devices Act also provides that any media enterprise commissioned to publish or disseminate an advertisement shall preserve the name, the number of the identification document or business registration certificate, domicile, firm, or business office, telephone number, and other relevant information for six months following the last date of the advertisement and shall not evade, impede, or refuse any request by the competent authority for such information; any media enterprise contravening the provisions thereof and failing to preserve the information of the advertiser that commissions the advertisement, or evades, impedes, or refuses any request by the competent authority for such materials shall be subject to a fine of not less than NT$60,000 to no more than NT$300,000; a consecutive fine shall also be imposed for each violation, pursuant to Article 66 thereof.

Advertising Concerning Tobacco Hazards Prevention

Under Article 9 of the Tobacco Hazards Prevention Act, the promotion or advertising of tobacco products shall not employ the following methods:

1.	Advertising through radio, television, film, video, electronic signal, Internet, newspaper, magazine, billboard, poster, leaflet, notification, announcement, reference manual, sample, posting, display, or through any other written, illustrated form, item or digital recording device;

2.	Using journalist interviews or reports to introduce tobacco products or using other people’s identities without the proper authorization to conduct promotion;

3.	Using discounts to sell tobacco products or using other items as gifts or prizes for such sales;

4.	Using tobacco products as gifts or prizes for the sale of other products or for the promotion of other events;

5.	Packaging tobacco products together with other products for sale;

6.	Distributing or selling tobacco products in the forms of individual sticks, in loose packs or sheathed;

7.	Using merchandise with brand names or trademarks identical or similar to tobacco products in conducting promotion or advertising.

8.	Using tea parties, meal parties, illustration conferences, testing events, concerts, lectures, sports or public interest events, or other similar methods to conduct promotion or advertising.

9.	Any other methods prohibited by the competent authority at the central government level through public notice.

Any advertising or media enterprise which produces advertisements for tobacco products or accepts them for dissemination or printing in violation of Article 9 thereof shall be punished by a fine of no less than NTD 200,000 but no more than NTD 1,000,000 and shall be fined for each violation, pursuant to Article 26 thereof.

Laws Governing Artist Management Agency

Our Taiwan subsidiary signs Creators with artist management agency contracts to provide content and promotion services to brand clients. The services our Taiwan subsidiary provides for the Creators include providing production facilities, planning and distributing Creators’ content to social media platforms, creating Creators’ merchandise and selling it on the Creator’s eCommerce store, matching brands with Creators, regular training, and other management services.

Under Article 528 of the Civil Code, a contract of mandate is a contract whereby the parties agree that one of them commissions the other party to deal with his affairs, and the latter agrees to do so.

Currently, Taiwan has not instituted any specific regulations governing the business of artist management agencies. The legal relationships between Creators and our Taiwan subsidiary fall into the fields of freedom of contract and shall be subject to the privity of contract. Where matters in relation to the artist agency management are not expressly stipulated in the contracts executed between the Creators and our Taiwan subsidiary, the provisions of mandate contract under the Civil Code shall rule.

Personal Data Protection Laws

As our Taiwan subsidiary is engaged in the business of selling merchandise, including physical and virtual goods, in our eCommerce store, in which it may collect, process, and use customers’ personal data, it is subject to the Personal Data Protection Act of Taiwan.

Grounds for Collecting Personal Data

Under Article 19 of the Personal Data Protection Act, the collection or processing of personal data by a private agency shall be for specific purposes and on one of the following bases:

1.	where it is expressly required by law;

2.	where there is a contractual or quasi-contractual relationship between the private agency and the data subject, and proper security measures have been adopted to ensure the security of the personal data;

3.	where the personal data has been disclosed to the public by the data subject or has been made public lawfully;

4.	where it is necessary for statistics gathering or academic research by an academic institution in pursuit of public interests, provided that such data, as processed by the data provider or as disclosed by the data collector, may not lead to the identification of a specific data subject;

5.	where consent has been given by the data subject;

6.	where it is necessary for furthering public interest;

7.	where the personal data is obtained from publicly available sources unless the data subject has an overriding interest in prohibiting the processing or use of such personal data; or

8.	where the rights and interests of the data subject will not be infringed upon.

As the consumers provide their personal data for their consumption on our eCommerce store, our Taiwan subsidiary obtains the bases to collect their personal data by either establishing a contractual relationship with the consumers or obtaining consumers’ consent.

Personal Data Notice

Under Article 8 of the Personal Data Protection Act, a private agency shall give a clear notice to the data subject of the following information when colleting their personal data in accordance with Article 19 thereof:

1.	the name of the collecting agency;

2.	the purpose of the collection;

3.	the categories of the personal data to be collected;

4.	the time period, territory, recipients, and methods by which the personal data is used;

5.	the data subject’s rights under Article 3 and the methods for exercising such rights; and

6.	the data subject’s rights and interests will be affected if he/she elects not to provide his/her personal data.

Proper Security Measures

Under Article 27 of the Personal Data Protection Act, a private agency in possession of personal data files shall implement proper security measures to prevent personal data from being stolen, altered, damaged, destroyed, or disclosed.

Article 12 of the Enforcement Rules of the Personal Data Protection Act provides that the proper security measures shall refer to the technical or organizational measures taken by a private agency for the purpose of preventing personal data from being stolen, altered, damaged, destroyed, or disclosed. These measures may include the following and shall be proportionate to the intended purposes of personal data protection:

1.	allocating management personnel and reasonable resources;

2.	defining the scope of personal data;

3.	establishing a mechanism of risk assessment and management of personal data;

4.	establishing a mechanism of preventing, giving notice of, and responding to a data breach;

5.	establishing an internal control procedure for the collection, processing, and use of personal data;

6.	managing data security and personnel;

7.	promoting awareness, education, and training;

8.	managing facility security;

9.	establishing an audit mechanism of data security;

10.	keeping records, log files, and relevant evidence; and

11.	implementing integrated and persistent improvements on the security and maintenance of personal data.

Laws and Regulations Governing Employment and Labor Relationship

As an employer in Taiwan, our Taiwan subsidiary is required to comply with various laws and regulations in relation to employment and labor relationship.

Mandatory Insurance

Labor Insurance

Under Article 6 of the Labor Insurance Act, employees employed by a company or firm with more than five employees above 15 full years and below 65 years of age shall all be enrolled under this Labor Insurance as insured persons through their employers or the organizations or institutes to which the employees belong, which are reckoned as the insured units.

Employers who employ four employees or fewer do not have an obligation to insure their employees under the Labor Insurance, but the employer can still opt to do so, pursuant to Article 8 thereof.

Employment Insurance

Under Article 5 of the Employment Insurance Act, an employed employee who is a Taiwan (R.O.C.) national or a foreign national, Mainland Chinese citizen, Hong Kong citizen, or Macao citizen married to a R.O.C. citizen and having acquired legal residency in R.O.C. with age over 15 and under 65 years is required to join this Employment Insurance as an insured person through his employer or the organization to which he or she belongs.

National Health Insurance

Under Articles 10 and 15 of the National Health Insurance Act, for employees of private enterprises or institutions, the enterprises or institutions for which they work for, shall be reckoned as insured units and shall set up special departments or agents to administer relevant matters of this Insurance.

Labor Pension

Under Article 6 of the Labor Pension Act, employers shall on a monthly basis contribute labor pension funds to individual labor pension accounts at the Bureau of Labor Insurance for employees covered by this Act.

The amount of the labor pension contribution borne by the employer for the employees designated under the Labor Standards Act shall not be less than 6% of the employee’s monthly wage, pursuant to Article 14 of the Labor Pension Act. Under Article 2 of the Labor Standards Act, an employee denotes a person who is hired by an employer to work for wages.

Termination of Labor Contract

Termination for Cause

Under Articles 11 and 13 of the Labor Standards Act, any employer shall not terminate a labor contract with an advance notice unless one of the following situations arises:

1.	The employers’ businesses are suspended or have been transferred.

2.	The employers’ businesses suffer operating losses or business contractions.

3.	Force majeure necessitates the suspension of business for more than one month.

4.	A change in of the nature of business necessitates the reduction of the workforce, and the terminated employees cannot be reassigned to other suitable positions.

5.	A particular employee is clearly not able to perform satisfactorily the duties required of the position held.

6.	The employer cannot continue operating the business due to an act of God, catastrophe, or other force majeure and prior approval has been obtained from the competent authorities under the circumstances that the particular employee is on maternity leave or receiving medical treatment due to occupational accidents.

Under Article 16 of the Labor Standards Act, advance notice shall be given when any employer terminates a labor contract pursuant to preceding provisions, and the notice period is prescribed as follows:

1.	Where an employee has worked continuously for more than three months, but less than one year, the notice shall be given ten days in advance.

2.	Where an employee has worked continuously for more than one year but less than three years, the notice shall be given twenty days in advance.

3.	Where an employee has worked continuously for more than three years, the notice shall be given thirty days in advance.

Article 17 of the Labor Standards Act provides that any employer who terminates a labor contract in accordance with the preceding Article shall pay severance pay.

Disciplinary Discharge

Under Article 12 of the Labor Standards Act, if the employee commits the following illegal or improper acts, an employer may terminate the labor contract without advance notice, and no severance pay is required:

1.	Where an employee misrepresents any fact at the time of signing of a labor contract in a manner which might mislead his/ her employer who sustains damage therefrom.

2.	Where an employee commits a violent act against or grossly insults the employer, his /her family member or agent of the employer, or a fellow worker.

3.	Where an employee has been sentenced to temporary imprisonment in a final and conclusive judgment and is not granted a suspended sentence or permitted to commute the sentence to payment of a fine.

4.	Where an employee is in serious breach of the labor contract or in serious violation of work rules.

5.	Where an employee deliberately damages or abuses any machinery, tool, raw materials, product, or other property of the employer or deliberately discloses any technical or confidential information of the employer, thereby causing damage to the employer.

6.	Where an employee is, without good cause, absent from work for three consecutive days or for a total of six days in any month.

Forced Discharge Due to Causes Attributable to the Employer

Under Article 14 of the Labor Standards Act, any employee may terminate a labor contract without giving advance notice to the employer in any of the following situations:

1.	Where an employer misrepresents any fact at the time of signing a labor contract in a manner which might mislead his/her employee who sustains damage therefrom.

2.	Where an employer, his/her family member, or his/ her agent commits violence or grossly insults the employee.

3.	Where the work specified in a labor contract is likely to be injurious to the employee’s health, and the employee has requested his/her employer to improve working conditions but all in vain.

4.	The employer, the agent of the employer, or co-worker suffers from a noted contagious disease that may infect employees working with the infected person and seriously endanger their health.

5.	Where an employer fails to pay for work in accordance with the labor contract or to give sufficient work to an employee who is paid on a piecework basis.

6.	Where an employer breaches a labor contract or violates any labor statute or administrative regulation in a manner likely to adversely affect the rights and interests of the particular employee.

Gender Equality

Under the Act of Gender Equality in Employment, our Taiwan subsidiary may be subject to rules requiring us to eliminate sex discrimination and promote gender equality in Taiwan business operations from three perspectives:

1.	Our Taiwan subsidiary is prohibited from discriminating against employees on the basis of sex in the recruitment, hiring, evaluation, promotion, training, wage, benefits, retirement and severance, and other related systems;

2.	Our Taiwan subsidiary is obliged to prevent and correct sexual harassment and establish measures for preventing sexual harassment, complaint procedures, and disciplinary measures, when hiring over thirty employees; and

3.	Our Taiwan subsidiary is required to provide employees with menstrual leave, maternity leave, parental leave, time for feeding or breast milk collection, breastfeeding (breast milk collection) rooms or suitable childcare measures when having one hundred employees or more, and other measures for promoting equality in employment.

Singapore

During the years ended December 31, 2023 and 2022 through the present date,   we have not conducted any business or revenue-generating activities in Singapore. Therefore, the relevant laws and regulations in Singapore that the Company is principally subject to are not many. The following sets out a summary of certain inexhaustive but salient aspects of the laws which may be generally relevant to us because of our indirectly wholly-owned Singapore subsidiary, VS MEDIA PTE. LTD. (“VS Media SG”) notwithstanding we did not and have not conducted any business in Singapore.

Central Provident Fund Act

The Central Provident Fund Act (Chapter 36) of Singapore (the “CPF Act”) governs the monthly contributions made by every employer and employee into the Central Provident Fund (the “CPF”). The CPF Act is administered by the CPF Board, a statutory board operating under the Singapore Ministry of Manpower (the “MOM”).

CPF is a mandatory social security savings plan funded by contributions from employers and employees for working Singapore citizens and Singapore permanent residents primarily to fund their retirement, healthcare and housing needs. CPF contributions are due at the end of the month and employers have a grace period of 14 days to pay. Since January 1, 2016, employers’ contribution rates for private sector employees varies at an estimate range of between 7.5% and 17% of the employee’s wage depending on the employee’s age.

The CPF Act is only applicable to VS Media SG for so long as it has employees, which it has none. VS Media SG currently has one non-executive director pursuant to a consultancy and service agreement with VS Media SG. VS Media SG has one executive director appointed to its board by VS Media HK, pursuant to an employment agreement entered into between such director and VS Media HK.

Companies Act (Chapter 50) of Singapore (“Companies Act”)

In Singapore, companies are principally governed by the Companies Act (Chapter 50) of Singapore (the “Companies Act”). Statutory provisions governing companies under the Companies Act are supplemented by the common law.

As a general rule, any person may register a company upon payment of the prescribed fee and lodgement of the constitution of the proposed company together with such other documents and information as the Companies Act may require from time to time. Under section 22(1) of the Companies Act, the corporate constitution must, amongst other matters, prescribe the name of the company and whether the liability of the members of the company is limited or unlimited. A company’s constitution shall also contain the regulations of the company [section 35(1) of the Companies Act]. Model constitutions may be prescribed for private companies and companies limited by guarantee which may be adopted by such companies either in whole or in part (sections 36 and 37 of the Companies Act).

Once the constitution of the company is registered, a notice of incorporation will be issued stating that the company is, from the date specified in the notice, incorporated and the type of company it is, such as, for example, whether it is a company limited by shares or guarantee or an unlimited company and where applicable that it is a private company [section 19(4) of the Companies Act].

Section 19(5) of the Companies Act sets out the general effect of incorporation which is that the company is a body corporate with all such powers as flow from such an entity. The company may sue and be sued in its own name, it has perpetual succession in that it can survive indefinitely until it is closed, it may hold land, and its members shall have such liability to contribute to its assets in the event of its winding up as is provided under the Companies Act.

Section 175 of the Companies Act requires a Singapore company to hold an Annual General Meeting (“AGM”). Listed companies are to hold the AGM within 4 months after Financial Year End (“FYE”), while any other company must hold its AGM within 6 months after FYE. In certain situations, private companies may not need to hold an AGM if they meet the criteria specified in section 175A of the Companies Act.

Section 197 of the Companies Act requires a listed company to file Annual Returns (“AR”) within 5 months after FYE, and for all other companies, within 7 months after FYE. For companies having a share capital and keeping a branch register outside Singapore, AR must be filed within 6 months after FYE in the case of a listed company or within 8 months after FYE in the case of a company that is not listed. A company director is responsible for managing the affairs of the company and establishing the company’s strategic direction. A company director is required under the Companies Act to ensure accurate and timely recordkeeping, prepare financial statements (if applicable) and comply with corporate filings and other disclosures. The director also has the legal duty to advance the interests of the company and to act honestly and in good faith in exercising the given powers.

Under Section 145 of the Companies Act, every company must have at least one director who is locally resident in Singapore. This would refer to a Singapore citizen, Singapore permanent resident, “EntrePass” or employment pass (EP) holder, who is of full legal capacity and is not disqualified from acting as a director of a company.

A company under Singapore law is required to maintain its capital in the sense that it cannot return capital to its members. This general rule is intended to protect creditors. Creditors of a company are said to give credit to the company on faith that the capital of the company will be applied only for the purposes of the business and therefore have a right to insist that such capital be kept and not returned to the shareholders.

The following general principles apply:

i.	A company may not purchase its own shares or those of its parent company [section 76(1A) (a) of the Companies Act];

ii.	A company may not lend money on the security of its own shares or those of its parent company [section 76(1A)(b) of the Companies Act];

iii.	A public company cannot give financial assistance to a third party to purchase the company’s shares or those of its parent company [section 76(1) of the Companies Act];

iv.	A company cannot pay dividends except out of available profits [section 403 of the Companies Act];

v.	A company cannot reduce its capital or otherwise return assets to its members, except to the extent the Companies Act permits this [section 78A of the Companies Act].

This does not mean that members of a company cannot obtain any return on their investment. Indeed, if a company makes profits in a particular year, the company may pay dividends to its shareholders out of the profits made. The rules relating to capital maintenance also do not mean that members of the company must contribute to the company when trading losses have occurred which have depleted the company´s capital. A member´s liability to the company is limited only to the amount he has agreed to contribute to the company when the shares are issued to him. The rules relating to capital maintenance simply mean that, absent profits, a company must not take any steps that in effect return capital to its shareholders.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

Business Overview

Total revenue decreased from $9.03 million in 2022 to $7.99 million in 2023, a decrease of 11.5%. Our gross profit margin increased from 25.3% in 2020 to 20.5% in 2023.

By leveraging our management team’s experience and strengthening our relationships with media resources, we have grown from an HK SAR start-up to managing an innovative and global network of Creators. We are proud of our ability to discover, incubate, and grow a large number of Creators while empowering them to make a living as full-time Creators. We have over 1,500 Creators in our network who provide content to a fanbase of approximately 100 million. Since 2013, we have cooperated with over 1,000 Brands to promote and sell their products and services through our Creators’ solutions.

GOING CONCERN

As of December 31, 2023, the Company had a working capital of $4,310,054 and an accumulated deficit of $21,208,152. For the year ended December 31, 2023, the Company incurred a net loss of $6,594,442 and had a net cash used in operating activities of $7,246,896. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2023. As of December 31, 2022, the Company had an accumulated deficit of $14,613,710 and its net cash used in operating activities for the year ended December 31, 2022 was $2,046,957. Accordingly, as of the date of this report, there still exist substantial doubt that the Company will continue as going concern. Management plans to focus its resources on projects that generate sustainable positive profit margins. The Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Factors and Trends Affecting Our Results of Operations

Our results of operations are affected by factors driving Brands’ marketing spending and consumers’ online retail activity, including the following:

●	Marketing Spending Fluctuations

We earn Marketing Services revenue from Brands to promote and sell their products and services. Their willingness to spend their marketing budget through us is critical to our ability to generate revenue.

Marketing spending can be influenced by a variety of factors, including the following:

(i)	Domestic, regional, and global social, economic, and political conditions such as concerns over a severe or prolonged slowdown in HK SAR, changes in Taiwan’s economy, or threats of political unrest; economic and geopolitical challenges such as trade disputes between the United States and China; or economic, monetary, and fiscal policies such as the introduction and winding-down of qualitative easing programs.

(ii)	Industry-related factors such as the trends, preferences, and habits of consumers regarding social media platforms and their receptiveness to Influencer Marketing, as well as the development of emerging and varying forms of Creators’ solutions.

(iii)	Brand-specific factors such as a Brand’s specific development strategies, business performance, financial condition, and sales and marketing plans.

Changes in any of the above factors may result in significant cutbacks on marketing budgets by our clients, which would not only reduce our revenue from Brands but also weaken our negotiating position with Creators on pricing policies.

●	Impact of COVID-19

Our business may be adversely affected by epidemics or pandemics. COVID-19, a novel strain of coronavirus, has spread around the world over the past three years. Our headquarters is located in HK SAR with offices in Taiwan and Singapore. During the COVID-19 pandemic, we and some of our business partners implemented temporary measures to allow employees to work from home and collaborate remotely. Because of travel restrictions and business lockdowns, we also decided to temporarily close our office in Singapore even though we signed a collaboration agreement with The Infocomm Media Development Authority of Singapore in 2019.

We have taken measures to reduce the impact of the COVID-19 pandemic, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health status on a daily basis, and optimizing our computer system to support our employees’ ability to work from home effectively. We also proactively developed a new business model to foster business growth and to cut costs. In 2021, our total revenue grew by 20.1% because we quickly captured the consumers’ online purchase demands through our Social Commerce business. During 2022, the COVID-19 situation worsened in HK SAR and Taiwan, and our business was negatively affected. Our revenue decreased, but we managed to cut cost to improve our gross profit margin.

To the extent that the COVID-19 pandemic harms the overall economy and reduces future advertising expenditures in HK SAR and Taiwan, our results of operations may be negatively affected. However, with the easing of COVID-19 restrictions in the second quarter of 2022 in HK SAR and Taiwan, we expect market conditions to improve. We also believe that some pandemic-induced habits will likely remain, such as online shopping, especially among those who now work from home. This change may increase revenue from our Social Commerce business.

In the short term, the COVID-19 pandemic created uncertainties and risks. As work resumes in HK SAR and Taiwan, we do not expect a significant negative impact on our operations and financial results in the long run. However, because of the impossibility of accurately predicting the duration of the COVID-19 outbreak, the related risks of business disruptions and negative financial impacts cannot be reasonably estimated at this time.

●	Seasonality

We tend to experience seasonal fluctuations in revenue. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenue because Brands tend to allocate a significant portion of their marketing budget to that quarter, which coincides with Chinese consumers’ increased purchases around the holidays and shopping events in that quarter, such as Singles Day on November 11 and Christmas on December 25.

The first quarter of each calendar year generally contributes the smallest portion of our revenue, primarily because Brands spend less money when commercial activity slows down during the Chinese New Year. We expect our revenue to continue fluctuating based on seasonal factors that affect Brands’ marketing spending and consumers’ online purchases.

●	Our Ability to Optimize Our Client Base and Increase Client Spending

Our growth and profitability depend upon our ability to optimize our client base and increase clients’ marketing spending on our services. We initiated a comprehensive review of our client base in 2021 and terminated relationships with clients who had relatively long account receivable cycles and yielded relatively low operating profit margins. We have strengthened our relationships with direct Brand clients, which tend to command higher gross profit margins than agency clients. Our growth and profitability also depend on our ability to attract more clients and to further diversify our client base to capture growth of industry verticals and geographic markets. Our ability to increase clients’ marketing spend with us depends on whether our solutions can effectively address clients’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailor-made, innovative, and user-friendly solutions and services that will enhance our sales, marketing, and project management efforts.

●	Our Ability to Grow Our Social Commerce Business

Our growth area is Social Commerce, which primarily involves product sales to Creators who want to build their own eCommerce business. Increasing our revenue depends on our ability to attract more Creators to buy from us by expanding our product offerings and providing better services for growing their eCommerce business. Our success in Social Commerce depends on helping Creators to capture opportunities through providing Creators with resources such as product sourcing through our close partnerships with Brands, our capability for producing live shopping events, and our expertise in eCommerce operations.

In addition, our future growth will depend on our ability to expand our product sales to consumers through our own VS Stores that operate on major online marketplaces such as Amazon, Shopee, Lazada, Taobao, and TikTok.

●	Our Ability to Grow Our Business Models

By leveraging our expertise in the Creator Economy, we can identify market trends and business potential faster than our competition. We must diversify our services to include more business models.

●	Our Ability to Successfully Extend and Operate Our Business in Asia and North America

Almost all of our revenues are generated in HK SAR and Taiwan. Extending our geographical reach will increase our revenue.

●	Our Ability to Innovate

Our ability to innovate and introduce new value-added Influencer Marketing and Social Commerce solutions through improved technologies and marketing know-how is key to better serving our Brands by improving their return on investment (“ROI”) and helping our Creators enhance their eCommerce success, which will enhance our ability to maintain and attract Brand partners, sell more solutions, and generate more revenue.

●	Our Ability to Manage Growth, Control Costs, and Manage Working Capital

Our expansion into new areas will increase demands on our management, operational, technological, financial, and other resources. Our effectiveness in controlling costs and managing working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain better credit terms and faster payment from our Brands, marketplaces, platform partners, service providers, and product suppliers.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Results of Operations

For the years ended December 31, 2023 and 2022

Revenue

We primarily generate our revenue by providing Marketing Services to Brands and social media platforms and by selling products to our Creators and customers. We recognize all our revenue on a gross basis, comprising (i) Marketing Services—service fees from Brands and advertising revenue from social media platforms, which are essentially the exact amount Brands and social media platforms pay us; and (ii) Social Commerce—product sales to Creators and customers. Marketing Services are further subdivided into Campaign-Based Marketing Services, Optimization-Based Marketing Services and Marketing Services from Social Media Platforms.

We use revenue to assess our business growth, evaluate our market share, and review our scale of operations; measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational efficiencies.

	For the years ended December 31,				Variance
	2023	%	2022	%	Amount	%
Campaign-Based Marketing Services	4,401,097	55.1	3,903,427	43.2	497,670	12.7
Optimization-Based Marketing Services	2,723,341	34.1	3,986,865	44.2	(1,263,524)	(31.7)
Marketing Services from Social Media Platforms	866,665	10.8	880,627	9.8	(13,962)	(1.6)
Social Commerce	-	-	257,268	2.8	(257,268)	(100.0)
Total	7,991,103	100.0	9,028,187	100.0	(1,037,084)	(11.5)

During the fiscal year ended December 31, 2023, we and our subsidiaries recorded revenue of approximately $7,991,103, representing a decrease of 11.5% from revenue of approximately $9,028,187 for the fiscal year ended December 31, 2022. The decrease in revenue was mainly attributable to decreased revenue from our Optimization-Based Marketing Services and Social Commerce businesses. The decrease was mainly due to the weaken market sentiment, the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong and our strategy to temporarily close our Social Commerce business due to its low profit margin and high demand of cashflow.

Revenue derived from Campaign-Based Marketing Services was approximately $4,401,097 for the fiscal year ended December 31, 2023, compared with approximately $3,903,427 for the fiscal year ended December 31, 2022, representing an increase of 12.7%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was approximately $2,723,341 for the fiscal year ended December 31, 2023, compared with approximately $3,986,865 for the fiscal year ended December 31, 2022, representing a decrease of 31.7%. The decrease in revenue was mainly due to the weaken market sentiment, and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong.

Revenue derived from Marketing Services from Social Media Platforms was approximately $866,665 for the fiscal year ended December 31, 2023, compared with approximately $880,627 for the fiscal year ended December 31, 2022, representing a decrease of 1.6%.

Revenue derived from our Social Commerce segment, created by product sales to Creators and direct customers, was $0 for the fiscal year ended December 31, 2023, compared with approximately $257,268 for the fiscal year ended December 31, 2022, representing a decrease of 100.0%. The decrease was mainly our strategy to temporarily close the low margin business to focus on other more profitable businesses.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for fiscal years ended December 31, 2023 and 2022 are summarized as below:

	For the year ended December 31, 2023				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	2,169,106	39.9	2,231,991	87.6	4,401,097	55.1
Optimization-Based Marketing Services	2,716,908	49.9	6,433	0.2	2,723,341	34.1
Marketing Services from Social Media Platforms	555,751	10.2	310,914	12.2	866,665	10.8
Social Commerce	-	-	-	-	-	-
Total	5,441,765	100.0	2,549,338	100.0	7,991,103	100.0

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2023 decreased by 7.0% as compared to 2022. In Taiwan, the overall revenue generated in 2023 decreased by 19.8% as compared to 2022. The decrease in both region was primarily due our strategy to temporarily close the low margin businesses to focus on profitability.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 87.6% revenue in 2023 and 89.6% revenue in 2022.

Optimization-Based Marketing Services is the biggest category in HK SAR as they contributed 49.9% of revenue in 2023 and 68.0% of revenue in 2022.

	For the year ended December 31, 2022				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	1,054,652	18.0	2,848,774	89.6	3,903,426	43.2
Optimization-Based Marketing Services	3,976,797	68.0	10,068	0.3	3,986,865	44.2
Marketing Services from Social Media Platforms	560,920	9.6	319,707	10.0	880,627	9.8
Social Commerce	256,284	4.4	985	0.1	257,269	2.8
Total	5,848,653	100.0	3,179,534	100.0	9,028,187	100.0

Cost of Revenues

	For the years ended December 31,				Variance
	2023	%	2022	%	Amount	%
Campaign-Based Marketing Services	3,097,669	48.8	2,509,514	37.2	588,155	23.4
Optimization-Based Marketing Services	2,538,485	40.0	3,231,214	47.9	(692,729)	(21.4)
Marketing Services from Social Media Platforms	702,280	11.0	752,963	11.2	(50,683)	(6.7)
Social Commerce	12,960	0.2	249,514	3.7	(236,554)	(94.8)
Total	6,351,394	100.0	6,743,205	100.0	(391,811)	(5.8)

Cost of Revenues for the fiscal year ended December 31, 2023 decreased to $6,351,394 compared with $6,743,205 for the fiscal year ended December 31, 2022. The decrease was mainly because of our strategy in terminating low margin business to focus on profitability.

Cost of Revenues from Campaign-Based Marketing Services was $3,097,669 for the fiscal year ended December 31, 2023, compared with approximately $2,509,514 for the fiscal year ended December 31, 2022, representing an increase of 23.4%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business in 2023.

Cost of Revenues from Optimization-Based Marketing Services was $2,538,485 for the fiscal year ended December 31, 2023, compared with $3,231,214 for the fiscal year ended December 31, 2022, representing a decrease of 21.4%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Service business.

Cost of Revenues from Marketing Services from Social Media Platforms was $702,280 for the fiscal year ended December 31, 2023, compared with $752,963 for the fiscal year ended December 31, 2022, representing a decrease of 6.7%. The decrease was in line with the decrease in revenue from Social Media Platforms.

Cost of Revenues from Social Commerce was approximately $12,960 for the fiscal year ended December 31, 2023, compared with approximately $249,514 for the fiscal year ended December 31, 2022, representing a decrease of 94.8%. The decrease was in line with the decrease in revenue from Social Commerce.

Gross Profit

	For the years ended December 31,		Variance
	2023	2022	Amount
Campaign-Based Marketing Services
Revenues	4,401,097	3,903,427	497,670
Cost of Revenues	(3,097,669)	(2,509,514)	588,155
Gross Profit	1,303,428	1,393,913	(90,485)
Gross Profit Margin	29.6%	35.7%	(6.1)%

	For the years ended December 31,		Variance
	2023	2022	Amount
Optimization-Based Marketing Services
Revenues	2,723,341	3,986,865	(1,263,524)
Cost of Revenues	(2,538,485)	(3,231,214)	(692,729)
Gross Profit	184,856	755,651	(570,795)
Gross Profit Margin	6.8%	19.0%	(12.2)%

	For the years ended December 31,		Variance
	2023	2022	Amount
Marketing Services from Social Media Platforms
Revenues	866,665	880,627	(13,962)
Cost of Revenues	(702,280)	(752,963)	(50,683)
Gross Profit	164,385	127,664	36,721
Gross Profit Margin	19.0%	14.5%	4.5%

	For the years ended December 31,		Variance
	2023	2022	Amount
Social Commerce
Revenues	-	257,268	(257,268)
Cost of Revenues	(12,960)	(249,514)	(236,554)
Gross Profit	(12,960)	7,754	(20,714)
Gross Profit Margin	N/A %	3.0%	(3.0)%

	For the years ended December 31,		Variance
	2023	2022	Amount
Total
Revenues	7,991,103	9,028,187	(1,037,084)
Cost of Revenues	(6,351,394)	(6,743,205)	(391,811)
Gross Profit	1,639,709	2,284,982	(645,273)
Gross Profit Margin	20.5%	25.3%	(4.8)%

Gross Profit was $1,639,709 for the year ended December 31, 2023, as compared to $2,284,982 for the year ended December 31, 2022, a decrease of $645,273 or 4.8%. The overall decrease in gross margin from 25.3% for the year ended December 31, 2022 to 20.5% for the year ended December 31, 2023 was due to the following factors: (1) weaken market sentiment, (2) the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong, and (3) our strategy to temporarily close the low margin business to focus on other more profitable businesses.

Other Income (Expenses)

	For the years ended December 31,		Variance
	2023	2022	Amount	%
Share-based compensation	(861,551)	-	861,551	100%
Bank Interest Income	7,560	2	7,558	377,900.0
Gain on Disposal	-	5,344,229	(5,344,229)	(100.0)
Sundry Income	103,006	43,342	59,664	137.7
Interest Expenses	(290,745)	(206,842)	83,903	40.6
Total	(1,041,730)	5,180,731	(6,222,461)	(120.1)

During the year ended December 31, 2022, we disposed of, to an independent third party, our entire interest in Shuobing (Shanghai) Culture Communication Co., Ltd., Zhuhai Hengqin Ziniu Media Co., Ltd., Hangzhou Xingweilai e-commerce Co., Ltd. and Shenzhen Shuobing e-commerce Co., Ltd. (the “disposed subsidiaries”) for a consideration of $5,349,399. The consideration allocated to the sale of disposed subsidiaries was regarded as gain on disposal by us. The reason for the sale of disposed subsidiaries is for the purposes of resource allocation and performance assessment.

We have approved and granted 2,350,000 shares of Class A Ordinary Shares to directors, officers and consultants to compensate their past contribution and performance and services rendered and recorded $861,551 as share-based compensation expense. These shares are to be issued to the grantees no later than June 30, 2024.

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense increased by $83,903, or 40.6%, from $206,842 for the fiscal year ended December 31, 2022 to $290,745 for the fiscal year ended December 31, 2023, which was mainly attributable to the rise in interest rate. The effective interest rate of the Company’s bank loans ranged from 3.375% to 3.5% per annum for the year ended December 31, 2023 and 2.83% per annum for the year ended December 31, 2022.

Operating Expenses

	For the years ended December 31,		Variance
	2023	2022	Amount	%
Operating Expenses
Marketing Expenses	218,895	70,154	148,741	212.0
General and Administrative Expenses	6,787,727	2,827,076	3,960,651	140.1
Listing Fee	185,799	1,031,485	(845,686)	(82.0)
Total	7,192,421	3,928,715	3,263,706	83.1

Marketing expenses for the fiscal year ended December 31, 2023 were $218,895 compared with $70,154 in 2022, representing a 212.0% increase. Such increase was mainly attributable to the marketing and media communication services we purchased for a period of two years from July 2022 to June 2024.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees. General and administrative expenses increased by $3,960,651 or 140.1%, from $2,827,076 for the fiscal year ended December 31, 2022 to $6,787,727 for the fiscal year ended December 31, 2023. The increase was primarily due to an increase in legal and professional fees incurred for our initial public offering and listing and compliance costs as a listed company.

Listing fee was mainly a result of costs from our listing activities including legal and professional fees.

Net (Loss) Income

	For the years ended December 31,		Variance
	2023	2022	Amount	%
Net (Loss) Income	(6,594,442)	3,525,200	(10,119,642)	(287.1)

As a result of the foregoing, we reported a net loss of $6,594,442 for the fiscal year ended December 31, 2023, as compared with a net income of $3,525,200 for the fiscal year ended December 31, 2022.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Results of Operations

For the years ended December 31, 2022 and 2021

We use revenue to assess our business growth, evaluate our market share, and review our scale of operations; measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational efficiencies.

	For the years ended December 31				Variance
	2022	%	2021	%	Amount	%
Campaign-Based Marketing Services	3,903,427	43.2	3,011,424	27.5	892,003	29.6
Optimization-Based Marketing Services	3,986,865	44.2	4,157,211	38.0	(170,346)	(4.1)
Marketing Services from Social Media Platforms	880,627	9.8	1,129,616	10.3	(248,989)	(22.0)
Social Commerce	257,268	2.8	2,646,502	24.2	(2,389,234)	(90.3)
Total	9,028,187	100.0	10,944,753	100.0	(1,916,566)	(17.5)

During the fiscal year ended December 31, 2022, we and our subsidiaries recorded revenue of approximately $9,028,187, representing a decrease of 17.5% from revenue of approximately $10,944,753 for the fiscal year ended December 31, 2021. The decrease in revenue was mainly attributable to decreased revenue from our Social Commerce business due to extensive COVID-19 pandemic lockdown in HK SAR in 2022 and our strategy to terminate low margin business to focus on profitability.

Revenue derived from Campaign-Based Marketing Services was approximately $3,903,427 for the fiscal year ended December 31, 2022, compared with approximately $3,011,424 for the fiscal year ended December 31, 2021, representing an increase of 29.6%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was approximately $3,986,865 for the fiscal year ended December 31, 2022, compared with approximately $4,157,211 for the fiscal year ended December 31, 2021, representing a decrease of 4.1%. The decrease in revenue was mainly due to our decision to terminate several low margin clients.

Revenue derived from Marketing Services from Social Media Platforms was approximately $880,627 for the fiscal year ended December 31, 2022, compared with approximately $1,129,616 for the fiscal year ended December 31, 2021, representing a decrease of 22.0%. During the COVID-19 pandemic, although digital content consumption increased, the advertising spend on social media platforms decreased, which ultimately resulted in a decrease in our revenue sharing from platforms as well.

Revenue derived from our Social Commerce segment, created by product sales to Creators and direct customers, was approximately $257,268 for the fiscal year ended December 31, 2022, compared with approximately $2,646,502 for the fiscal year ended December 31, 2021, representing a decrease of 90.3%. The decrease was mainly caused by the COVID-19 pandemic lockdown situation in HK SAR during 2022, which increased logistics costs and made it difficult for our Creators to remain profitable in running their eCommerce businesses.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for fiscal years ended December 31, 2022 and 2021 are summarized as below:

	For the year ended December 31, 2022				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	1,054,652	18.0	2,848,774	89.6	3,903,426	43.2
Optimization-Based Marketing Services	3,976,797	68.0	10,068	0.3	3,986,865	44.2
Marketing Services from Social Media Platforms	560,920	9.6	319,707	10.0	880,627	9.8
Social Commerce	256,284	4.4	985	0.1	257,269	2.8
Total	5,848,653	100.0	3,179,534	100.0	9,028,187	100.0

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2022 decreased by 30.4% as compared to 2021. It is primarily due to extensive COVID-19 pandemic lockdown in HK SAR in 2022 and our strategy to terminate low margin business to focus on profitability.

In Taiwan, during the COVID-19 pandemic, the overall revenue generated in 2022 increased by 25.1% as compared to 2021. This was due to our strategy to focusing our efforts on growing several major key clients to increase their spending, while continuing to developing new clients.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 89.6% revenue in 2022 and 75.8% revenue in 2021.

Optimization-Based Marketing Services is the biggest category in HK SAR as they contributed 68% of revenue in 2022 and 49.2% of revenue in 2021.

	For the year ended December 31,2021				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	1,083,433	12.9	1,927,991	75.8	3,011,424	27.5
Optimization-Based Marketing Services	4,129,991	49.2	27,220	1.1	4,157,211	38.0
Marketing Services from Social Media Platforms	580,382	6.9	549,234	21.6	1,129,616	10.3
Social Commerce	2,608,676	31.0	37,826	1.5	2,646,502	24.2
Total	8,402,482	100.0	2,542,271	100.0	10,944,753	100.0

Cost of Revenues

	For the years ended December 31				Variance
	2022	%	2021	%	Amount	%
Campaign-Based Marketing Services	2,509,514	37.2	2,161,995	25.0	347,519	16.1
Optimization-Based Marketing Services	3,231,214	47.9	3,370,977	38.9	(139,763)	(4.1)
Marketing Services from Social Media Platforms	752,963	11.2	799,139	9.2	(46,176)	(5.8)
Social Commerce	249,514	3.7	2,330,202	26.9	(2,080,688)	(89.3)
Total	6,743,205	100.0	8,662,313	100.0	(1,919,108)	(22.1)

Cost of Revenues for the fiscal year ended December 31, 2022 decreased to approximately $6,743,205 compared with approximately $8,662,313 for the previous fiscal year. The decrease was mainly because of our strategy in terminating low margin business to focus on profitability.

Cost of Revenues from Campaign-Based Marketing Services was approximately $2,509,514 for the fiscal year ended December 31, 2022, compared with approximately $2,161,995 for the fiscal year ended December 31, 2021, representing an increase of 16.1%. The increase was mainly associated with the growth of our business in 2022.

Cost of Revenues from Optimization-Based Marketing Services was approximately $3,231,214 for the fiscal year ended December 31, 2022, compared with approximately $3,370,977 for the fiscal year ended December 31, 2021, representing a decrease of 4.1%. The decrease was directly associated with the revenue decrease.

Cost of Revenues from Marketing Services from Social Media Platforms was approximately $752,963 for the fiscal year ended December 31, 2022, compared with approximately $799,139 for the fiscal year ended December 31, 2021, representing a decrease of 5.8%. The decrease in Cost of Revenues was in line with the decreased of revenue from Social Media Platforms.

Cost of Revenues from Social Commerce was approximately $249,514 for the fiscal year ended December 31, 2022, compared with approximately $2,330,202 for the fiscal year ended December 31, 2021, representing a decrease of 89.3%. The decrease in Cost of Revenues was in line with the decreased of revenue from Social Commerce.

Gross Profit

	For the years ended December 31		Variance
	2022	2021	Amount
Campaign-Based Marketing Services
Revenues	3,903,427	3,011,424	892,003
Cost of Revenues	(2,509,515)	(2,161,995)	347,520
Gross Profit	1,393,912	849,429	544,483
Gross Profit Margin	35.7%	28.2%	7.5%

	For the years ended December 31		Variance
	2022	2021	Amount
Optimization-Based Marketing Services
Revenues	3,986,865	4,157,211	(170,346)
Cost of Revenues	(3,231,214)	(3,370,977)	(139,763)
Gross Profit	755,651	786,234	(30,583)
Gross Profit Margin	19.0%	18.9%	0.1%

	For the years ended December 31		Variance
	2022	2021	Amount
Marketing Services from Social Media Platforms
Revenues	880,627	1,129,616	(248,898)
Cost of Revenues	(752,963)	(799,139)	(46,176)
Gross Profit	127,664	330,477	(202,813)
Gross Profit Margin	14.5%	29.3%	(14.8)%

	For the years ended December 31		Variance
	2022	2021	Amount
Social Commerce
Revenues	257,268	2,646,502	(2,389,234)
Cost of Revenues	(249,514)	(2,330,202)	(2,080,688)
Gross Profit	7,754	316,300	(308,546)
Gross Profit Margin	3.0%	12.0%	(8.9)%

	For the years ended December 31		Variance
	2022	2021	Amount
Total
Revenues	9,028,187	10,944,753	(1,916,566)
Cost of Revenues	(6,743,205)	(8,662,313)	(1,919,108)
Gross Profit	2,284,982	2,282,440	2,542
Gross Profit Margin	25.3%	20.9%	4.4%

Gross Profit was $2,284,982 for the year ended December 31, 2022, as compared to $2,282,440 for the year ended December 31, 2021, an increase of $2,542 or 4.4%. The overall increase in gross margin from 20.9% for the year ended December 31, 2021 to 25.3% for the year ended December 31, 2022 was due to the following factors: (1) effective cost control for Optimization-Based Marketing Services and Optimization-Based Marketing Services, such as content creation cost from Creators and Google and Facebook optimization solutions, (2) increased proportion of Campaign-Based Marketing Services revenue, which had a much higher margin than other service and (3) focusing our sales effort on growing higher margin clients and terminating low margin ones.

Other Income (Expenses)

	For the years ended December 31		Variance
	2022	2021	Amount	%
Bank Interest Income	2	-	2	100.0
Gain on Disposal	5,344,229	-	5,344,229	100.0
Sundry Income	43,342	53,159	(9,817)	(18.5)
Interest expenses	(206,842)	(193,738)	(13,104)	(6.8)
Total	5,180,731	(140,579)	5,347,518	3,803.9

During the year ended December 31, 2022, we disposed of, to an independent third party, our entire interest in Shuobing (Shanghai) Culture Communication Co., Ltd., Zhuhai Hengqin Ziniu Media Co., Ltd., Hangzhou Xingweilai e-commerce Co., Ltd. and Shenzhen Shuobing e-commerce Co., Ltd. (the “disposed subsidiaries”) for a consideration of $5,349,399. The consideration allocated to the sale of disposed subsidiaries was regarded as gain on disposal by us. The reason for selling of disposed subsidiaries is for the purposes of resource allocation and performance assessment.

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense increased by $13,104, or 6.8%, from $193,738 for the fiscal year ended December 31, 2021 to $206,842 for the fiscal year ended December 31, 2022, which was mainly attributable to an increase of $1,020,242 in average outstanding borrowings from third parties.

Operating Expenses

	For the years ended December 31		Variance
	2022	2021	Amount	%
Operating Expenses
Marketing Expenses	70,154	189,033	(118,879)	(62.9)
General and Administrative Expenses	2,827,076	2,164,206	662,870	30.6
Listing Fee	1,031,485	-	1,031,485	100.0
Total	3,928,715	2,353,239	1,575,476	66.9

Marketing expenses for the fiscal year ended December 31, 2022 were $70,154 compared with $189,033 in 2021, representing a 62.9% decrease. Such decrease was mainly attributable to the reduced marketing campaigns and activities we held during the year.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees, and provision for expected credit loss. General and administrative expenses increased by $662,870 or 30.6%, from $2,164,206 for the fiscal year ended December 31, 2021 to $2,827,076 for the fiscal year ended December 31, 2022. The increase was primarily due to an increase in provision for expected credit loss and foreign exchange adjustments as higher USD exchange rate against TWD, 30.6524 as of December 31, 2022 and CNY, 6.7352 as of July 31, 2022 as compared to USD rate against TWD, 27.7481 and CNY, 6.3693 as of December 31, 2021.

Listing fee was mainly a result of costs from our listing activities including legal and professional fees.

Net Income (Loss)

	For the years ended December 31		Variance
	2022	2021	Amount	%
Net Income (Loss)	3,525,200	(232,624)	3,757,824	1,615.4

As a result of the foregoing, we reported a net income of $3,525,200 for the fiscal year ended December 31, 2022, as compared with a net loss of $232,624 for the fiscal year ended December 31, 2021.

Capital Structure and Liquidity

	As of December 31,		Variance
	2023	2022	Amount	%
Total Shareholders’ Equity	4,193,023	1,619,088	2,573,935	159.0

As of December 31, 2023, our total shareholders’ equity increased by 159.0% to $4,193,023 compared to $1,619,088 as of December 31, 2022. The increase was primarily due to the increase in deposits, prepayments and other receivables.

The shareholders’ equity includes share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income. It is computed by deducting a firm’s overall liabilities from its total assets.

	As of December 31,				Variance
	2023	%	2022	%	Amount	%
Non-current Assets	91,085	0.8	301,178	4.0	(210,093)	(69.8)
Current Assets	9,991,662	99.2	7,291,147	96.0	2,700,515	37.0
Total Assets	10,082,747	100.0	7,592,325	100.0	2,490,422	32.8

	As of December 31,				Variance
	2023	%	2022	%	Amount	%
Non-current Liabilities	208,116	3.1	666,722	11.2	(458,606)	(68.8)
Current Liabilities	5,681,608	96.9	5,306,515	88.8	375,093	7.1
Total Liabilities	5,889,724	100.0	5,973,237	100.0	(83,513)	(1.4)

Total assets amounted to $10,082,747 as of December 31, 2023, compared with $7,592,325 as of December 31, 2022, representing a 32.8% increase. Current assets amounted to $9,991,662 as of December 31, 2023, compared with $7,291,147 as of December 31, 2022. Current liabilities were $5,681,608 as of December 31, 2023, compared with $5,306,515 as of December 31, 2022. The current ratio in 2023 was 1.76, compared with 1.37 in 2022. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of December 31,		Variance
	2023	2022	Amount	%
Current Assets	9,991,662	7,291,147	2,700,515	37.0
Current Liabilities	(5,681,608)	(5,306,515)	375,093	7.1
Working Capital	4,310,054	1,984,632	2,325,422	117.2

As of December 31, 2023, our working capital was $4,310,054. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

On March 11, 2022 and April 22, 2022, we obtained two 24-month loans with principal amounts of $442,916 and $189,821, respectively, both carrying an interest rate of 15% per annum from JS Alternatives JV Fund, an independent third party. These funds were made available for our working capital. To date, we have financed our operations primarily through cash flow from operations and loans from third parties, issuance of shares in private placements, and bank financing when necessary. We plan to support our future operations from new funding raised from this listing, cash generated from our operations and cash on hand.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2022 and the term loan facility and anticipated proceeds from this Offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this Offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

Contractual Obligations

As of December 31, 2023, our contractual obligation to repay outstanding debt and loans from related parties totaled $2,228,037 and $1,312,019, respectively. As of December 31, 2022, our contractual obligation to repay outstanding bank debt (non-current) and loans from related parties totaled $2,260,785 and $1,231,327, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of December 31, 2023, our future lease payments totaled $34,143. As of December 31, 2022, our future lease payments totaled $100,589.

The following table summarizes our cash flow data for the periods presented:

	For the years ended December 31,
	2023	2022
Net cash provided by (used in)
Operating activities	(7,246,896)	(2,046,957)
Investing activities	(2,810)	2,174,025
Financing activities	7,662,494	(372,883)
Net increase in cash and cash equivalents	412,788	(245,815)
Effect of foreign currency translation	266,790	280,796
Cash and cash equivalents, beginning of year	820,570	785,589
Cash and cash equivalents, end of year	1,500,148	820,570

Operating Activities

Net cash used in operating activities was $7,246,896 and $2,046,957 for the years ended December 31, 2023 and 2022, respectively.

Net cash used in operating activities for the year ended December 31, 2023 was primarily the result of net loss of $6,594,442, an increase in accounts receivable of $213,639, deposits, prepayments, and others receivable of $1,812,753, a decrease in accruals and other payables of $515,308 and operating lease liabilities of $66,446. These amounts were partially offset by a decrease in deposit paid for acquisition of intangible assets of $115,601, an increase in accounts payable of $801,005, receipt in advance of $80,272, and non-cash adjustments consisting of share-based compensation of $861,551, depreciation and amortization of $97,263.

Net cash used in operating activities for the year ended December 31, 2022 was primarily the result of the net loss from continuing operations of $2,019,343, net loss from discontinued operations of $27,614, increase in deposits, prepayment, and other receivables of $1,130,984, increase in deposit paid for acquisition of intangible assets of $114,938, decrease in accounts payable of $247,422, and decrease in operating lease liabilities of $66,683. These amounts were partially offset by a decrease in accounts receivable of $479,236, inventories of $8,778, an increase in receipt in advance of $9,748, accruals and other payables of $557,662, non-cash adjustments consisting of depreciation and amortization of $94,599, write-off accounts receivable of $5,321, and expected credit loss allowance of $204,000.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. We believe that the outstanding balance of accounts receivable will be collected within the credit terms.

Investing Activities

Net cash used in investing activities amounted to $2,810 for the year ended December 31, 2023, representing purchase of plant and equipment.

Net cash provided by investing activities amounted to $2,174,025 for the year ended December 31, 2022, representing proceeds on disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities amounted to $7,662,494 for the year ended December 31, 2023 was primarily comprised of proceeds from IPO offering of $8,047,695 and advances from related parties of $5,455, offset by repayments of short-term bank loans of $40,368 and repayments to related parties of $350,288.

Net cash used in financing activities amounted to $372,883 for the year ended December 31, 2022 was primarily comprised of settlement of promissory notes payable of $1,584,735 and repayment to related parties of $379,093, offset by proceeds from new short-term bank loans of $383,127, proceeds from other borrowings of $629,109, loan from a shareholder of $71,716, and receipt related to allotment of ordinary shares of $500,000.

The following table summarizes our cash flow data for the periods presented:

	For the year ended December 31
	2022	2021
Net cash provided by (used in)
Operating activities	(2,046,957)	(1,368,966)
Investing activities	2,174,025	(40,586)
Financing activities	(372,883)	1,469,397
Net increase in cash and cash equivalents	(245,815)	59,845
Effect of foreign currency translation	280,796	(127,759)
Cash and cash equivalents, beginning of year	785,589	853,503
Cash and cash equivalents, end of year	820,570	785,589

Operating Activities

Net cash provided by operating activities consists primarily of net income (loss) adjusted for non-cash items, including depreciation, accounts receivable, accruals and other payables, and is adjusted for the impact of changes in working capital. Net cash used in operations for the December 31, 2022 was $2,046,957, representing an increase in cash outflows of $677,991 compared to net cash used in operating activities of $1,368,966 for the year ended December 31, 2021. The increase in such cash outflows is mainly attributable to (a) operating loss of $1,643,733 for the year, (b) an increased in deposits, prepayments and other receivables of $1.1 million to third party vendor and prepaid of professional fees.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. We believe that the outstanding balance of accounts receivable will be collected within the credit terms.

Investing Activities

Net cash used in investing activities amounted to $2,174,025 for the year ended December 31, 2022, representing proceeds on disposal of subsidiaries.

Financing Activities

Net cash used in financing activities was $372,883 for the year ended December 31, 2022, an increase cash outflows of $1,842,280 or 125.4%, as compared to $1,469,397 net cash provided by financing activities for the year ended December 31, 2021. The increase in cash used reflects repayment to one of the Company’s shareholders.

OFF-BALANCE-SHEET ARRANGEMENTS

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging, or research and development services with us.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, recoverability of long-lived assets, provisions necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparing our consolidated financial statements.

The following critical accounting policies were used in preparing our consolidated financial statements:

Basis of presentation

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries. The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Lease

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2023 and 2022, there were approximately $0.03 million and $0.10 million right of use (“ROU”) assets and approximately $0.03 million and $0.10 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 2.75%.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and Grace Creation’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2023	2022	2021
Year-end $: HK$ exchange rate	7.8081	7.7854	7.7990
Annual average $: HK$ exchange rate	7.8260	7.8303	7.7725
Year-end $: NT$ exchange rate	30.5106	30.6524	27.7481
Annual average $: NT$ exchange rate	31.0906	29.7965	27.9339
Year-end $: SG$ exchange rate	1.3192	1.3518	1.3634
Annual average $: SG$ exchange rate	1.3410	1.3787	1.3435
Year-end $: CNY$ exchange rate	N/A	6.7352	6.3693
Annual average $: CNY$ exchange rate	N/A	6.5149	6.4499

Revenue Recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom-made digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the Company provides (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; and (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google. The performance obligation under the campaign-based marketing services is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

Significant balance sheet accounts related to the revenue cycle are as follows:

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income (loss) per share

The Company computes income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation. For the years ended December 31, 2023, 2022 and 2021, there were no dilution impact.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had two operating and reportable segments during the years presented as set out in Note 16 to the audited consolidated financial statements.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, deposits, prepayments, and other receivables, accounts payable, accruals and other payables, receipt in advance, amounts due from (to) related parties, and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. As of December 31, 2023 and 2022, we have no outstanding foreign currency hedge contracts.

INTEREST RATE RISK EXPOSURE

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2023, 2022 and 2021 would have increased or decreased by approximately $7,920, $8,075 and $25,040, respectively.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of December 31, 2023, 2022 and 2021.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, 2022 and 2021.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers:	Age	Position / Title
Nga Fan WONG	50	Chief Executive Officer and Chairman
Yuet Wang MOK	35	Chief Financial Officer
Ho Ling Honnus CHEUNG	53	Director
Liqian LIAO	37	Director
Rose Ellen STEINBERG	51	Director

The business address of the officers and directors is 6/F, KOHO, 75 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Brief biographies of our executive officers and directors are provided below.

Executive Officers

Chief Executive Officer

Nga Fan WONG graduated from the University of Toronto (Canada) with a Bachelor of Commerce degree in International Marketing and Economics. Ms. Wong is our Chairman and Founder and has served as our Chief Executive Officer since 2013. Prior to founding our Company, she founded another company, Vissible Limited. Vissible Limited launched an award-winning mobile application called Viss, a social media and commerce platform focused on fashion and lifestyle that was acquired by HMV Hong Kong in 2012. She has led major media companies into top digital positions in Asia, initially as Senior Director of Global Sales at Yahoo! where she oversaw international clients’ multi-million-dollar accounts and was responsible for sales development in the Asia Pacific region from 1999 to 2007. She then joined Television Broadcasts Limited as Chief Operating Officer of TVB.com, followed by serving as Chief Executive Officer of Next Mobile Limited. From being Yahoo! Hong Kong’s first local member to heading its Asia Pacific global sales team, building TVB.com and myTV’s OTT platform from scratch, and repacking Apple Daily News with mobile interactive games and features, she has swept the media industry across print, TV, digital, mobile, and now social media.

Chief Financial Officer

Yuet Wang MOK graduated from the Hong Kong Shue Yan University with a Bachelor of Commerce degree in Accounting. Mr. Mok is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Institute of Chartered Accountants in England and Wales (ICAEW). He joined and was appointed as Financial Controller for VS Media HK in September 2021 and was promoted to Chief Financial Officer in August 2022. He has over 10 years of experience in the financial industry. Mr. Mok served as Finance Manager for Jackwill Company Limited from 2019 to 2021 and was an Accountant for Medialink Entertainment Limited (HKEX: 2230) from 2016 to 2019. Prior to that, he served as Assistant Accountant for the Benetton Asia Pacific Limited from 2014 to 2016 and Associate for McCabe International Limited from 2012 to 2014. We have adopted many complex accounting policies as our company has grown in different countries, and Mr. Mok’s extensive experience and knowledge in financials and management as well as his familiarity with accounting standards has helped the Company to effectively control risks, manage costs, and ultimately increase profitability.

Independent Directors

Ho Ling Honnus CHEUNG graduated from the University of Queensland (Australia) with a Bachelor of Commerce degree and from Northwestern University (United States) with an Executive Master of Business Administration degree. Ms. Cheung is a fellow member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Certified Practising Accountants of Australia (FCPA). She is also a fellow member of the Hong Kong Institute of Directors (FHKIoD). Ms. Cheung has served as Co-Founder and Chief Strategy Officer of Mojodomo Group since 2020. She has been the Independent Non-Executive Director (“INED”) of Mobvista (HKEX:1860) and Stelux (HKEX: 84) since 2022. Moreover, she was the INED and Audit Committee Chairman for iClick (NASDAQ: ICLK) from 2017 to 2021. Prior to that, she was the CFO, Asia Pacific and General Manager, China for Travelzoo (NASDAQ: TZOO) from 2007 to 2019 and Regional Finance Director for Yahoo! Asia from 1999 to 2007. Prior to working for Yahoo!, Ms. Cheung held various professional positions at American Standard and PricewaterhouseCoopers. She has over 20 years’ experience in financial and management functions in listed companies and is appointed as Chairman of our Audit Committee. Ms. Cheung currently resides in Hong Kong.

Rose Ellen STEINBERG graduated from the University of San Diego (United States) with a Bachelor of Communication Studies degree. Ms. Steinberg is the Founder of People Obsessed, a Talent and Recruiting Agency since 2011. With over 25 years in the digital and marketing industries, she has served as Vice President of Client Success for Vox Media from 2017 to 2019; Vice President of Global Client Services and Customer Success for Innovid from 2016 to 2017; Senior Director of Strategic Account Management & Operations for Verizon Media (NASDAQ:VZ) from 2015 to 2015 ; Director of Strategic Account Services for Microsoft Advertising (NASDAQ: MSFT) from 2012 to 2105; and Senior Director of Global Business Transformation for Yahoo! from 2003 to 2010 as well as holding professional positions with various technology and media start-ups. She is also an active Executive in Residence with Progress Partners, a US-based M&A investment bank that works with emerging technology companies. Ms. Steinberg currently resides in the United States.

Liqian, LIAO, graduated from Stanford University (United States) with Bachelor’s and Master’s degrees in Mechanical Engineering. Mr. Liao was appointed as a director of VSM Holdings Limited in March 2019 and is currently an Executive Director of Strategic Development for CMC Inc. He joined CMC Inc. as a founding member in 2015 after spending two years at CMC Capital as an early member of its investment team. Prior to working for CMC Capital, he was an Associate for Silver Lake from 2011 to 2013, where he was part of the founding team at its Mainland office in Shanghai, China. Prior to Silver Lake, Mr. Liao worked in Barclays Capital Technology Investment Banking Division and Mergers & Acquisitions team from 2009 to 2011, based in Menlo Park, California. Mr. Liao currently resides in China.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	1	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023 and 2022 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG	2023	245,336	-	-	-	-	-	-	245,336
Chief Executive Officer	2022	228,602	-	-	-	-	-	-	228,602

Yuet Wang MOK *	2023	67,467	-	-	-	-	-	-	67,467
Chief Financial Officer	2022	67,942	-	-	-	-	-	-	67,942

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023 and 2022 earned by or paid to our directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG	2023	245,336	-	-	-	-	-	-	245,336
Director	2022	228,602	-	-	-	-	-	-	228,602

Ho Ling Honnus CHEUNG	2023	5,000	-	-	-	-	-	-	5,000
Director	2022	-	-	-	-	-	-	-	-

Liqian LIAO	2023	5,000	-	-	-	-	-	-	5,000
Director	2022	-	-	-	-	-	-	-	-

Rose Ellen STEINBERG	2023	5,000	-	-	-	-	-	-	5,000
Director	2022	-	-	-	-	-	-	-	-

C. Board Practices

Pursuant to our articles of association, unless otherwise determined by our Company in a general meeting, we are required to have a minimum of one director and the exact number of directors will be determined from time to time by our board of directors.

Under our articles of association, a director may be appointed by resolution of shareholders or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by resolution of shareholders or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

Board of Directors

Our board of directors consists of four (4) directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees. A copy of each of our committee charters is posted on our corporate investor relations website at https://www.vs-media.com/.

Committee members’ names and functions are provided below.

Audit Committee. The audit committee is comprised of Mr. Liqian, LIAO, Ms. Rose Ellen STEINBERG and Ms. Ho Ling, Honnus CHEUNG with Ms. Cheung serving as chair. Our board of directors has determined that Ms. Cheung qualifies as an audit committee financial expert and has the required accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K. We have also determined that Mr Liao, Ms. Steinberg and Ms. Cheung satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. The Compensation Committee is comprised of Ms. Ho Ling Honnus CHEUNG, Ms. Rose Ellen STEINBERG and Mr. Liqian, LIAO with Ms. Steinberg serving as chair. We have also determined that Ms. Cheung and Ms. Steinberg satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee oversees the compensation of our Chief Executive Officer and our other executive officers and reviews our overall compensation policies for employees generally. If authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the Chief Executive Officer, the compensation committee consults with the Chief Executive Officer, who may make recommendations to the compensation committee. Any recommendations by the Chief Executive Officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Ms. Rose Ellen STEINBERG, Ms. Ho Ling Honnus CHEUNG, and Mr. Liqian LIAO with Mr. Liao serving as chair. We have also determined that Ms. Steinberg, Ms. Cheung and Mr. Liao satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available at our corporate website at http://vs-media.com/.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence, and skill that a reasonable director would exercise under the circumstances taking into account, without limitation, the nature of the company, the nature of the decision, and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our Amended Memorandum and Articles or the BVI Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill, and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing or to otherwise benefit as a result of their position.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by a resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term fixed by the resolution of shareholders or the resolution of directors appointing him or her, if any, or until his earlier death, resignation, or removal. A director will be removed from office (a) with or without cause, by resolution of our shareholders passed at a meeting of our shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75% of our shareholders entitled to vote; or (b) with cause, by resolution of our board of directors passed at a meeting of our board of directors called for the purpose of removing the director or for purposes including the removal of the director.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A disclosure to all other directors to the effect that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Remuneration and Borrowing

The directors may, by resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance work-related injury insurance, and other benefits pursuant to HK SAR law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving three months advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company. We may also terminate the employment for cause, with three months advance written notice. The employment agreements will be terminated upon (1) mutual agreement, (2) the death of the named executive officers, (3) the bankruptcy of the Company pursuant to law, and (4) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Each named executive officer has agreed not to be involved in a second occupation during the period of employment. Without our prior written consent or related mutual agreement, he/she shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for three months following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him/her during the course of his or her employment, is vested in the Company. In exchange, the Company will compensate him/her based on the economic returns so derived.

We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about trade secrets which are unrelated to the performance of his or her work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for self-benefit; (5) to hold the trade secrets in strict confidence and report to the Company if the trade secrets are disclosed; and (6) to keep other confidential obligations.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

We have entered into director agreements with each of our independent director appointees. Their appointments will be effective on the date of close of our Offering and the listing of our Ordinary Shares on the Nasdaq Capital Market. These agreements set forth the services to be provided and compensation to be received by our independent directors, as well as the independent directors’ obligations in terms of confidentiality, non-competition and non-solicitation. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the next annual meeting of shareholders if the director is not re-elected.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 22,000,000 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A Number	Class B Number	Percent of Total Voting Power

Directors and Executive Officers:
Nga Fan WONG (1)	4,764,582	2,000,000	72.79%
Ho Ling, Honnus CHEUNG	-	-	-
Liqian LIAO	-	-	-
Rose Ellen STEINBERG	-	-	-
Yuet Wang MOK	-	-	-
Directors and Executive Officers as a group	4,764,582	2,000,000	72.79%

Principal Shareholders:
Amazing Grace Limited (1)	4,764,582	2,000,000	72.79%
CONSTANT NEW LIMITED (2)	1,661,745	-	2.97%
CMC Holdings HK Limited (3)	1,640,743	-	2.93%
Discovery Networks Asia-Pacific Pte. Limited (4)	1,640,743	-	2.93%

1. Includes 4,764,582 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares held by Amazing Grace Limited, a British Virgin Islands business company wholly owned by Ms. Nga Fan WONG, our CEO and Chairlady of the board.

2. Includes 1,661,745 Class A Ordinary Shares held by CONSTANT NEW LIMITED, a British Virgin Islands business company wholly owned by Mr. Wing Yan William LO.

3. Includes 1,640,743 Class A Ordinary Shares held by CMC Holdings HK Limited, a Hong Kong company, wholly owned by CMC Inc., a Cayman Islands company. Mr. Ruigang Li has the majority voting right of CMC Inc.

4. Includes 1,640,743 Class A Ordinary Shares held by Discovery Networks Asia-Pacific Pte. Limited, a Singapore company wholly owned by Warner Bros Discovery Inc. (NASDAQ: WBD).

As of the date of this annual report, approximately 28.59%   of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the years ended December 31,
	2023	2022	2021

Rental expenses paid to
Ours Media Hong Kong Limited (“Ours Media”).
- For office purpose	$87,401	$87,353	$88,003
			-
Loan interest expenses paid to
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	71,111	71,636	71,716
Amazing Grace Limited (“Amazing Grace”)	-	60,351	92,557

Revenue received from
Ours Media Hong Kong Limited	36,110	-	154
Ms. Wong Nga Fan	-	1,052	193
Mr. Yu Chi Kit	-	101	-
Ms. Yeung Sau Ling	-	372	-

Amount due from (to)
Ours Media Hong Kong Limited	1,799	(7,254)	(21,926)
Ms. Wong Nga Fan	(90,589)	(504,484)	(783,266)
Mr. Yu Chi Kit	-	(140)	(72,137)
Ms. Yeung Sau Ling	-	(213)	-
Amazing Grace Limited	-	-	(1,591,095)
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	(1,295,287)	(1,231,327)	(1,159,611)

Ms. Wong is the common director of the Company and Ours Media Hong Kong Limited (“Ours Media”), she was appointed as director of Ours Media on June 6, 2022.

As of December 31, 2023 and December 31, 2022, the amounts due to Ms. Wong, one of the directors of the Company, are $90,589 and $504,484, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2023 and 2022, the amounts due to Mr. Yu Chi Kit, one of the shareholders of the Company, are $0 and $140, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2023 and 2022, the loan from DNAP, one of the shareholders of the Company, amounting $1,295,287 and $1,231,327, respectively, are interest-bearing at 8% per annum and repayable by 12 equal consecutive monthly instalments, commencing on January 31, 2023.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares.   We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

Subject to the BVI Act and our Amended Memorandum and Articles, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Class A Ordinary Shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our Amended Memorandum and Articles) required to pay dividends under BVI law. In accordance with, and subject to, our Amended Memorandum and Articles, no dividend shall bear interest as against the Company (except as otherwise provided in our Amended Memorandum and Articles).

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our indirect wholly-owned HK SAR subsidiaries, VS Media HK and Grace Creation and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 28. 2023 under the symbol “VSME.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 28. 2023 under the symbol “VSME.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and Restated Memorandum and Articles of Association, Exhibit 3.2s, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the SEC on August 11, 2023.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Not applicable.

E. Taxation

HK SAR Taxation

The following brief description of HK SAR laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Taxes

No tax is imposed in HK SAR in respect of capital gains from the sale of capital assets, such as our Ordinary Shares. Hence, there is no withholding tax on capital gains from sale of our Ordinary Shares. However, revenue gains from the sale of assets by persons carrying on a trade, profession or business in HK SAR where such gains are derived from or arise in HK SAR from such trade, profession or business will be chargeable to HK SAR profits tax. Liability for HK SAR profits tax would therefore arise in respect of revenue gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK SAR. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of assessable profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and assessable profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. There is no bilateral tax treaty between Hong Kong and the United States.

HK SAR does not impose tax on dividends. Furthermore, dividends received from foreign companies are not taxable as they are foreign-source income. Hence, there is no withholding tax on dividends received in respect of our Ordinary Shares

Stamp Duty

HK SAR stamp duty is generally payable on the transfer of “Hong Kong stock.” The term “stocks” refers to stock in companies incorporated in HK SAR, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK SAR given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK SAR.

Taiwan Taxation

Our business operations in Taiwan are carried out through our indirect wholly-owned Taiwan subsidiary. The following brief description of Taiwan’s laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, that we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Enterprise Income Tax

The accounting system of a company is conducted on an accrual basis. For any enterprise having its head office within the territory of Taiwan (including any subsidiary of a foreign enterprise in Taiwan), enterprise income tax shall be levied on its total enterprise income derived within or outside the territory of Taiwan. However, if income tax has been paid on the income derived outside of the territory of Taiwan in accordance with the tax law of the source country of that income, such tax paid may, upon presentation by the taxpayer of evidence of tax payment issued by the tax office of said source country for the same business year, be deducted from the amount of tax payable by the taxpayer at the time of filing final returns on the total enterprise income, to the extent that such deduction shall not exceed the amount of tax which, computed at the applicable domestic tax rate, is increased in consequence of the inclusion of income derived from abroad.

Expenses and losses related to the operation of the business may be recognized as expenses and losses of the business only if appropriate and legitimate evidence is provided. For example, the excessive amount of the limit under the tax law or the difference between the evidence of expense and the tax law should not be recognized as current expenses or losses.

Losses incurred in business operations in previous years are generally not included in the computation for the current year. However, in the case of an enterprise organized as a company that keeps a complete set of account books, uses the Blue Returns as provided in Article 77 of the Income Tax Act in the years such losses occurred and in the year of declaring such losses, or such losses have been duly certified by a certified public accountant and declared within the prescribed period, taxation may be made on net income after deduction of losses incurred in the preceding ten years as verified and determined by the local tax authority.

In the event that the total taxable income of an enterprise is NT$120,000 or less, the enterprise is exempt from tax. If the total taxable income of an enterprise is more than NT$120,000, the income tax rate shall be 20%. However, the income tax payable shall not exceed one-half of the portion of taxable income greater than NT$120,000.

Value-added Tax

Enterprises conducting the sale of goods or services within the territory of Taiwan are subject to value-added or non-value-added business tax provided by the Value-added and Non-value-added Business Tax Act (“Business Tax Act”). For the purpose of the Business Tax Act, the sale of goods means the transfer of ownership of goods to others for consideration, and the sale of services means the supply of services to others or the provision of goods for the use of others for consideration, with the exception of professional services offered by practitioners and services rendered by individuals in employment.

Non-value-added business tax is applicable only to special food and beverage service enterprises, small business entities, and financial businesses such as banks, insurance companies, investment trusts, securities, futures, commercial paper, and pawnshops. Small business entities are enterprises whose average monthly sales do not exceed NT$200,000. As our Taiwan subsidiary does not fall into the business categories to which the non-value-added business tax applies, our business operations within Taiwan are subject to value-added business tax corresponding to the sale of goods or services. The value-added business tax rate is 5%, and the amount of business tax payable is the difference between the output tax in a tax period and the input tax in the same period.

Stamp Tax

Under the Stamp Tax Act of Taiwan, types of documents subject to the levy of stamp tax include the following:

●	Receipts for monetary payments. This category includes documents, books, or records drawn upon the receipt of money, such as receipts, slips, releases, bank books, payment records, and the like issued to identify monetary payments, excluding monetary receipts for commercial invoices. The tax is levied at 0.4% of the amount received, with the exception of receipts for deposit of bid bonds, for which the tax is levied at 0.1% of the money deposited by the bidder.

●	Deeds for sale of movables. This category includes deeds issued for the sale of movables. The tax is levied at NT$12 per piece of the deed.

●	Contracting agreements. This category includes agreements executed to complete a specifically ordered task, such as construction contracts, printing contracts, OEM contracts, and other similar contracts. The tax is levied at 0.1% of the contract price.

●	Contracts for the pledge, sale, transfer, and partition of real estate. This category includes pledges of lien on real estate, or deeds or contracts for sale, exchange, gratuitous transfer, or partition of real estate to be submitted to government agencies for registration. The tax is levied at 0.1% of the contract price.

Since our Taiwan subsidiary may be contracted to provide products or services or dispose of its properties, it may be subject to the obligation to pay stamp tax for relevant business operations in Taiwan.

Singapore Taxation

The tax regime in Singapore is discussed in the paragraphs below - by reference to the following Singapore tax legislations:-

(i)	Income tax under the income Tax Act 1947 (“SITA”);

(ii)	Goods and Services Tax (“GST”) under the GST Act 1993; and

(iii)	Stamp duties under the Stamp Duties Act 1929.

These paragraphs below are not, and should not be viewed as or be substituted for, any legal or tax advice. The readers of the below paragraphs should obtain their own legal and/or tax advice.

The interpretation of the treatments and positions provided in the below paragraphs will not in any way fetter the prerogative of any court or relevant regulatory authority of any jurisdiction, tax authority or otherwise, to query or take any alternative treatment or position based on its own interpretation. There is no certainty or assurance that any such court or relevant regulatory authority shall agree with the interpretation, treatments and/or positions stated in the below paragraphs.

The interpretation, treatments and/or positions in the below paragraphs were made by reference to the prevailing tax laws of Singapore and relevant administrative guidelines issued by the relevant regulatory authorities as at the time the below paragraphs were written and as at the date of this document; where hence the below paragraphs are not updated with any latest tax and other relevant laws and regulations, which may apply, at the time the below paragraphs are read by any reader.

Income Tax Implications

The imposition of Singapore income tax shall be subject to the provisions of the SITA, where income tax shall be payable upon the income of any person accruing in or derived from Singapore or received in Singapore from outside Singapore.

Singapore income tax shall hence be charged on any income which is sourced in Singapore, and shall also be charged on any foreign-sourced income (non-Singapore sourced income) which is received in or remitted into Singapore.

Income tax shall not be payable if a tax exemption applies to any such relevant chargeable income.

Gains which are not income in nature, but capital in nature, are not income and hence outside the income taxation scope of the SITA.

There is no capital gains tax legislation or regime in Singapore to impose Singapore tax on any gain which is capital in nature.

Income Tax Rates

The prevailing Singapore corporate income tax rate of 17% shall be applicable to both Singapore resident and non-resident companies, in respect of their income chargeable to Singapore income tax, unless a preferential tax rate applies.

The income of a Singapore resident individual shall be chargeable to income tax at progressive tax rates of between 0% and 22% (0% to 24% from year of assessment 2024 onwards in respect of 2023 income).

The income of non-Singapore resident individuals shall be chargeable to tax at 22% (increased to 24% from year of assessment 2024), unless the income is employment income, which shall be taxed at 15%, or at the progressive resident tax rates, whichever is the higher tax payable amount.

Withholding Tax

Certain types of payments made to non-Singapore tax resident persons may also be chargeable to Singapore withholding tax at various applicable tax rates.

Tax Treaties

Relevant avoidance of double taxation agreements may reduce relevant Singapore tax rates or provide relief from relevant Singapore tax.

Singapore has signed double taxation agreements and exchange of information arrangements with about 100 jurisdictions.

Gain on Disposal of Shares

Assuming that a subject gain on disposal of shares is capital in nature, and not income in nature, then such gain shall not be considered income and is hence outside the scope of income taxation of the SITA.

On the other hand, if such gain is income in nature; then Singapore income tax shall be charged on such gain which is Singapore-sourced income, or which is foreign-sourced income received in or remitted into Singapore. Income tax shall not be payable if a tax-exemption applies to such income.

The determination of whether a gain or loss from disposal of shares is income or capital in nature is based on a consideration of the facts and circumstances of each individual case, where the factors considered are ascertained from established case law principles. Such principles include the badges of trade principles, including the motive of the seller for acquiring the shares, the period of ownership of the disposed shares, frequency of conduct of similar transactions, reasons for the disposal and the means of financing the share acquisitions.

Subject to various conditions to be met, and if the relevant taxpayer is able to provide those information and supporting documents as may be specified by the Comptroller, there shall also be exempt from income tax any gains or profits derived by a company from the disposal of ordinary shares which are legally and beneficially owned by the company immediately before the disposal, being a disposal:

(i)	during the period between June 1, 2012 and December 31, 2027 (both dates inclusive); and

(ii)	after the company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20% of the ordinary shares.

Dividend Income

There shall also be exempt from income tax any dividends paid on or after January 1, 2008 by any company resident in Singapore.

Hence, the shareholders of a Singapore tax resident company are tax-exempt on their dividend income paid by such Singapore tax resident company.

Being “resident in Singapore” in relation to a company means a company the control and management of whose business is exercised in Singapore.

GST Implications

Sale of shares, including issuance of shares, shall be exempt for Singapore GST purposes.

GST shall also not be chargeable on dividend payments on the basis that they should not be regarded as any supply of goods or services for GST purposes.

Stamp Duty Implications

Singapore stamp duty shall be chargeable on the relevant instrument for sale of Singapore shares, at a rate of 0.2% of the actual transfer price or the market value of the shares, whichever is higher.

Additional Conveyance Duties shall also be applicable to the sale of shares of a company which own Singapore residential property, where such company is a Property Holding Entity.

Stamp duty should not be chargeable for the sale of any shares issued by a non-Singapore company, unless the shares are registered in a register kept in Singapore.

POTENTIAL SHAREHOLDERS AND/OR INVESTORS (DIRECT OR INDIRECT) IN OUR COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THEIR OWN TAX IMPLICATIONS, EXPOSURES AND COMPLIANCE - SUCH AS, BUT NOT LIMITED TO, INCOME, DIRECT, INDIRECT, CONSUMPTION, VALUE-ADDED, GOODS & SERVICES, GIFT, ESTATE, TRANSACTIONAL AND OTHER TAXES, IMPOSED BY U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. AUTHORITIES, INCLUDING ANY TAX TREATY

British Virgin Islands Taxation

The following summary contains a description of certain British Virgin Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of British Virgin Islands and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change.

British Virgin Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing British Virgin Islands Laws.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

The disclosure included in the Taxation Section of this annual report is the opinion of Maples and Calder (Hong Kong) LLP, our BVI counsel, on the BVI tax consequences of investing in the Company.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The information applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” described below will apply to you if you are a beneficial owner of Class A Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. While we prepare our financial statements under U.S. GAAP principles, we do not expect necessarily calculate current or accumulated earnings and profits under U.S. tax principles; accordingly, dividends paid to U.S. holders may be taxable to them as dividends even if not paid out of current and accumulated earnings and profits. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service regulations, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report. Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. As noted above, however, as we do not necessarily calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution to be treated as a dividend even if they would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our Status as a Passive Foreign Investment Company.

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

● at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Internal Revenue Code (“Code”) Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of VS Media HK, Grace Creation and VS Media TW (collectively, “VS Media Group”), in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary 25% or more owned by us.

Taking into account the income and assets of VS Media Group, our status as a PFIC will depend on the nature of our income and the income of VS Media Group. We expect VS Media Group to have considerable amounts of income from operations and so we expect that any passive income generated by us and by VS Media Group will not amount to 75% of the total income from all the entities. Accordingly, based on our current operations we would not expect to be a PFIC under the passive income test. (As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.)

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. VS Media Group has considerable assets used in its operations which would be counted as active assets. However, in this Offering we expect to raise for our Company cash in an amount that considerably exceeds the value of the operational assets of VS Media Group. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we convert the cash that we raise into active business assets or otherwise spend it. Our status as a PFIC could also depend on the value of our stock as determined by the market. PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2023 or any future taxable year.

If we are a PFIC for any year during which you hold our Class A Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class A Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Class A Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status is also set forth below.

Consequences to You of PFIC status.

If we are a PFIC for a taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election,” as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Class A Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions and to gains realized from a disposition of our Ordinary Shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

●	the amount allocated to each of your other taxable years i.e., prior years during which we were a PFIC will be subject to the highest tax rate in effect for those years; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

“Mark-to-market” Election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Class A Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. We expect to be listed on the Nasdaq Capital Market by the time this offering is closed, but we are uncertain as to whether our Class A Ordinary Shares will be regularly traded. If our Class A Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC.

“Purging Election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. But as long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Class A Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

“Qualified electing fund election”. In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC in order to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations (a so-called “Annual Information Statement”). We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. U.S. Holders who reasonable believe that the Company was not a PFIC during any year may also be able to make so-called “protective elections” in order to preserve their ability to make a retroactive qualified electing fund election at a later date. U.S. Holders should consult their own tax advisors about this election and all PFIC elections.

Reporting Requirements. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares, the elections discussed above, and the PFIC reporting requirements.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements.”

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-239659), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$ and NT$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $2,486 is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Credit Risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended December 31, 2023 is $2,131,371.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of December 31, 2023 and 2022 is $0 and $69,000, respectively.

Interest Rate Risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2023, 2022 and 2021 would have increased or decreased by approximately $7,920, $8,075 and $25,040, respectively.

Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation Risk

Our management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-273914)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 273914) for our initial public offering, which was declared effective by the SEC on September 26, 2023. In October 2, 2023, we completed our initial public offering in which we issued and sold an aggregate of 2,000,000 Ordinary Shares, at a price of $5.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $8,047,695. Univest Securities LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $1,952,305 in expenses in connection with our initial public offering, which included approximately $600,000 in underwriting discounts, approximately $275,046 in expenses paid to or for underwriters, and approximately $1,077,259 in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $8.05 million after the deduction of approximately $1.95 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) expanding our business scale and territory expansion for North America and Southeast Asia; (ii) general working capital; (iii) our Creators Incubation Program to further recruit and develop talented Creators in the Asia Pacific and North America regions; (iv) build up our Data Analytics Platform to enhance Creators profiles and their fans’ demographics and behavior user analysis as well as enhance Social Commerce conversion; (v) expanding our manpower and talent pool as we plan to expand the scale of our business in HK SAR and Taiwan with stronger talent and training programs; and (vi) repaying shareholder and bank loans.

Item 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Ho Ling Honnus Cheung qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Ho Ling Honnus Cheung satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and WWC, P.C, our independent registered public accounting firm for the periods indicated:

Assentsure

	For the Fiscal Years Ended December 31,
	2023	2022	2021
Audit fees(1)	$180,000	$-	$-
Audit-Related fees	6,065	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$186,065	$-	$-

WWC

	For the Fiscal Years Ended December 31,
	2023	2022	2021
Audit fees(1)	$-	$283,000	$310,000
Audit-Related fees	33,501	1,108	-
Tax fees	-	-	-
All other fees(2)	5,000	-	-
Total	$38,501	$284,108	$310,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Assentsure PAC and WWC, P.C. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Assentsure PAC and WWC, P.C.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Resignation of WWC on November 7, 2023

On November 7, 2023, WWC, P.C. (“WWC”) tendered its resignation as the Company’s independent registered public accounting firm effective immediately and on the same date, the Board of Directors of the Company resolved to accept WWC’s resignation. On the same day, the audit committee of the Board of Directors of the Company approved the appointment of Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2023.

WWC’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

From January 1, 2023 through November 7, 2023, (i) there was no audit report issued by WWC and WWC did not audit any financial statements and there were no disagreements between our Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of WWC would have caused WWC to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided WWC with a copy of the disclosures under this Item 16F and requested from WWC a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of WWC’s letter is incorporated as Exhibit 99.1 by reference to the Form 6-K for November 2023 filed on November 9, 2023, stating WWC agrees with the statements made by us.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither we nor anyone on behalf of us has consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G. CORPORATE GOVERNANCE

As a BVI company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The BVI do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING   POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer   is primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VSM BVI, and its operating entities are included at the end of this annual report.

VS MEDIA HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of VS MEDIA Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of VS MEDIA Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has a negative operating cash flow and shareholders’ deficiency of $7,246,896 and $21,208,152, respectively as of December 31, 2023. The Company has incurred recurring losses and sustained a net loss from continuing operations of $6,594,442 and $18,072,31 for the years ended December 31, 2023 and 2022, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

April 30, 2024

PCAOB ID number: 6783

We have served as the Company’s auditor since 2023.

To:	The Board of Directors and Shareholders of
VS MEDIA Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VS MEDIA Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had an accumulated deficit and its net cash outflows from operating activities which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of 2021 Financial Statements

As discussed in Note 2.1 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement related to the recognition of a disposal of subsidiaries occurred during the year ended December 31, 2022. The disposal was retroactively applied as if the transaction occurred at the beginning of the period presented; however, a more in-depth assessment of the transaction conducted by the Company revealed that the transaction was occurred during the year ended December 31, 2022. The carrying assets and liabilities of the disposed subsidiaries are reclassified as discontinued operations as of December 31, 2021. The correction of the error resulted in restatement of the consolidated financial statements, and the changes were pervasive to entire the accompanying consolidated financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

June 30, 2023

We have served as the Company’s auditor since June 30, 2022.

VS MEDIA HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and equivalents	$1,500,148	$820,570
Accounts receivable, net	2,131,371	1,917,732
Deposits, prepayments and other receivables, net	6,358,344	4,545,591
Due from related parties	1,799	7,254
Total current assets	9,991,662	7,291,147

NON-CURRENT ASSETS
Plant and equipment, net	19,609	27,123
Intangible assets, net	37,333	57,865
Deposit paid for acquisition of intangible assets	-	115,601
Right-of-use assets, net	34,143	100,589
Total non-current assets	91,085	301,178

TOTAL ASSETS	$10,082,747	$7,592,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans - current	$1,587,680	$1,628,048
Other borrowings - current	432,241	-
Accounts payable	1,837,795	1,036,790
Due to related parties	90,589	504,837
Loan – related parties	1,295,287	1,231,327
Receipt in advance	139,341	59,069
Lease liabilities	34,143	66,604
Accruals and other payables	264,532	779,840
Total current liabilities	5,681,608	5,306,515

NON-CURRENT LIABILITIES
Other borrowings – non-current	208,116	632,737
Lease liabilities – non-current	-	33,985
Total non-current liabilities	208,116	666,722

TOTAL LIABILITIES	5,889,724	5,973,237

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Class A ordinary shares, unlimited authorized shares, no par value, 20,000,000 shares and nil issued and outstanding as of December 31, 2023 and 2022, respectively	8,047,695	-
Class B ordinary shares, unlimited authorized shares, no par value, 2,000,000 shares and nil issued and outstanding as of December 31, 2023 and 2022, respectively	-	-
Ordinary shares, no par value, nil and 20,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	20
Additional paid in capital	17,075,568	16,213,997
Accumulated other comprehensive income	277,912	18,781
Accumulated deficit	(21,208,152)	(14,613,710)
Total shareholders’ equity	4,193,023	1,619,088

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,082,747	$7,592,325

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the years ended December 31,
	2023	2022	2021
Revenue, net	$7,991,103	$9,028,187	$10,944,753
Cost of revenue	6,351,394	6,743,205	8,662,313

Gross profit	1,639,709	2,284,982	2,282,440

Operating expenses
Marketing expenses	218,895	70,154	189,033
General and administrative expenses	6,973,526	3,858,561	2,164,206

Total operating expenses	7,192,421	3,928,715	2,353,239

Loss from operations	(5,552,712)	(1,643,733)	(70,799)

Other income (expense)
Share-based compensation	(861,551)	-	-
Other income	103,006	43,342	53,159
Interest income	7,560	2	-
Interest expense	(290,745)	(206,842)	(193,738)
Total other expense, net	(1,041,730)	(163,498)	(140,579)

Loss before income tax	(6,594,442)	(1,807,231)	(211,378)

Provision for income taxes	-	-	-

Loss from continuing operations	(6,594,442)	(1,807,231)	(211,378)

Discontinued operations:
Loss from discontinued operations	-	(11,798)	(21,246)
Gain on disposal	-	5,344,229	-

NET (LOSS) INCOME	$(6,594,442)	$3,525,200	$(232,624)

Other comprehensive (loss) income
Foreign currency translation adjustment	259,131	591,294	(123,182)
Total comprehensive (loss) income	$(6,335,311)	$4,116,494	$(355,806)

Loss per share from continuing operations - Basic and diluted	$(0.33)	$(0.09)	$(0.01)
Income (loss) per share from discontinued operations – Basic and diluted	$-	$0.27	$(0.00)
(Loss) income per share – Basic and diluted	$(0.33)	$0.18	$(0.01)
Weighted average number of ordinary shares outstanding - basic and diluted	20,000,000	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the years ended December 31, 2023, 2022 and 2021
	Class A ordinary shares		Class B ordinary shares		Ordinary shares		Additional		Accumulated other	Total shareholders’
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	equity
Balance, January 1, 2021 (Restated)	-	$-	-	$-	20,000,000	$20	$15,713,997	$(17,906,286)	$(449,331)	$(2,641,600)
Net loss (Restated)	-	-	-	-	-	-	-	(232,624)	-	(232,624)
Foreign currency translation adjustment (Restated)	-	-	-	-	-	-	-	-	(123,182)	(123,182)

Balance as of December 31, 2021 (Restated)	-	-	-	-	20,000,000	20	15,713,997	(18,138,910)	(572,513)	(2,997,406)
Net income	-	-	-	-	-	-	-	3,525,200	-	3,525,200
Receipt related to allotment of ordinary shares	-	-	-	-	-	-	500,000	-	-	500,000
Release upon disposal of subsidiaries	-	-	-	-	-	-	-	-	277,595	277,595
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	313,699	313,699

Balance as of December 31, 2022	-	-	-	-	20,000,000	20	16,213,997	(14,613,710)	18,781	$1,619,088
Restructuring of share class	18,000,000	-	2,000,000	-	(20,000,000)	(20)	20	-	-	-
Share-based compensation	-	-	-	-	-	-	861,551	-	-	861,551
Proceeds from IPO offering, net	2,000,000	8,047,695	-	-	-	-	-	-	-	8,047,695
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	259,131	259,131
Net loss for the year	-	-	-	-	-	-	-	(6,594,442)	-	(6,594,442)

Balance as of December 31, 2023	20,000,000	$8,047,695	2,000,000	$-	-	$-	$17,075,568	$(21,208,152)	$277,912	$4,193,023

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2023	2022	2021
			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(6,594,442)	$(1,807,231)	$(211,378)
Loss from discontinued operations	-	(11,798)	(21,246)
Share-based compensation	861,551	-	-
Depreciation and amortization	97,263	94,599	76,022
Write off accounts receivable	-	5,321	-
Write off inventories	-	369	1,713
Expected credit loss allowance	-	204,000	57,000
Inventories	-	8,778	65,386
Accounts receivable	(213,639)	479,236	(295,850)
Deposits, prepayments and other receivables	(1,812,753)	(1,130,984)	(75,220)
Deposit paid for acquisition of intangible assets	115,601	(114,938)	-
Receipt in advance	80,272	9,748	(663,709)
Accounts payable	801,005	(247,422)	47,352
Accruals and other payables	(515,308)	557,662	(303,978)
Operating lease liabilities	(66,446)	(66,683)	(50,568)
Net cash used in operating activities – continuing operations	(7,246,896)	(2,019,343)	(1,374,476)
Net cash (used in) provided by operating activities – discontinued operations	-	(27,614)	5,510
Net cash used in operating activities	(7,246,896)	(2,046,957)	(1,368,966)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(2,810)	-	(40,586)
Proceeds from disposal of subsidiaries	-	2,174,025	-

Net cash (used in) provided by investing activities	(2,810)	2,174,025	(40,586)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	-	383,127	601,479
Repayment of short-term bank loans	(40,368)	-	-
Proceeds from other borrowings	-	629,109	-
Net proceeds from IPO offering	8,047,695	-	-
Promissory notes payable	-	(1,584,735)	115,483
Loan from a shareholder	-	71,716	71,716
Proceeds from allotment of ordinary shares	-	500,000	-
Repayments (to) from related parties	(350,288)	(379,093)	27,835
Advances from related parties	5,455	-	668,287

Net cash provided by (used in) financing activities – continuing operations	7,662,494	(379,876)	1,484,800
Net cash provided by (used in) financing activities – discontinued operations	-	6,993	(15,403)
Net cash provided by (used in) financing activities	7,662,494	(372,883)	1,469,397

Net increase (decrease) in cash and cash equivalents	412,788	(245,815)	59,845
Effect of foreign currency translation on cash and cash equivalents	266,790	280,796	(127,759)
Cash and cash equivalents, beginning of year	820,570	785,589	853,503

Cash and cash equivalents, end of year	$1,500,148	$820,570	$785,589

Supplemental cash flow information:
Interest income received	$7,560	$2	$-
Interest paid	$290,745	$206,842	$193,738
Listing fee paid	$185,799	$1,031,485	$-

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

VS MEDIA Holdings Limited (“VSME” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 30, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiaries VS Media Limited (“VS Media HK”), GRACE CREATION LIMITED (“Grace Creation”) and VS MEDIA LIMITED (“VS Media TW”) which are incorporated and domiciled in Hong Kong SAR (“HK SAR”), HK SAR and Taiwan, respectively; VS Media HK, Grace Creation and VS Media TW operate a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram, and TikTok.

The Company owns VSM Holdings Limited (“VSM”) an investment holding company that was incorporated in the BVI on March 23, 2015. The primary purpose of VSM is to hold VS Media Co Limited (“VS Media BVI”) and VS Media BVI is an investment holding company that was incorporated in the BVI on August 22, 2013. The primary purpose of VS Media BVI is to hold VS Media HK.

VS MEDIA PTE. LTD. (“VS Media SG”) was incorporated in Singapore on July 23, 2019 and is dormant.

The following is an organization chart of the Company and its subsidiaries:

The Company completed the initial public offering pursuant to its registration statement on Form F-1, as amended, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2023 and declared effective by the SEC on September 26, 2023.

GOING CONCERN

As of December 31, 2023, the Company had a working capital of $4,310,054 and an accumulated deficit of $21,208,152. For the year ended December 31, 2023, the Company incurred a net loss of $6,594,442 and net cash used in operating activities of $7,246,896. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2023. As of the date of this report, there still exist substantial doubt that the Company will continue as going concern. Management plans to focus its resources on more profitable projects. Additionally, the Company plans to raise capital through private placement in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company and each of the following subsidiaries:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$-	*
GRACE CREATION LIMITED	HK SAR	100	$-	*
VS MEDIA LIMITED	Taiwan	100	$198,288

*	Less than $1

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Accounts receivable

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Lease

The Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2023 and 2022, there were approximately $0.03 million and $0.10 million right of use (“ROU”) assets and approximately $0.03 million and $0.10 million and lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 8) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 2.75%.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s audited consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”), Singapore dollar (“SG$”). VSM, VS Media HK and Grace Creation’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2023	2022	2021
Year-end $: HK$ exchange rate	7.8081	7.7854	7.7990
Annual average $: HK$ exchange rate	7.8260	7.8303	7.7725
Year-end $: NT$ exchange rate	30.5106	30.6524	27.7481
Annual average $: NT$ exchange rate	31.0906	29.7965	27.9339
Year-end $: SG$ exchange rate	1.3192	1.3518	1.3634
Annual average $: SG$ exchange rate	1.3410	1.3787	1.3435
Year-end $: CNY$ exchange rate	N/A	6.7352	6.3693
Annual average $: CNY$ exchange rate	N/A	6.5149	6.4499

Revenue recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC Topic 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom-made digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the Company provides (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; and (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google. The performance obligation under the campaign-based marketing services is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

The Company’s main business operations are to provide: (i) campaign-based marketing services; (ii) optimization-based marketing services; (iii) social media platforms marketing services; and (iv) social commerce.

	For the years ended December 31,
	2023	2022	2021
Campaign-based marketing services	$4,401,097	$3,903,427	$3,011,424
Optimization-based marketing services	2,723,341	3,986,865	4,157,211
Social media platforms marketing services	866,665	880,627	1,129,616
Social commerce	-	257,268	2,646,502
Total revenues	$7,991,103	$9,028,187	$10,944,753

Cost of revenues

Cost of revenues consist primarily of costs associated with the arrangements with third-party creators and websites. These include fees related to placement of branded contents, such as fees paid to creators and advertising boosting costs paid to Google and Facebook. Cost of revenues include payments of a certain percentage of advertising revenue to third parties for their service of the creation of contents. Cost of revenues also include actual product costs paid to suppliers and the cost of transportation to the Company’s customers.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income (loss) per share

The Company computes income (loss) per share following ASC Topic 260, “Earnings per share.” Basic income (loss) per share is measured as the income (loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income (loss) per share calculation. For the years ended December 31, 2023, 2022 and 2021, there were no dilution impact.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had two operating and reportable segments during the periods as presented.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, deposits, prepayments, and other receivables, accounts payable, accruals and other payables, receipt in advance, amounts due from (to) related parties, and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2023	2022

Accounts receivable	$2,131,371	$2,192,732
Less: allowance for expected credit loss	-	(275,000)
	$2,131,371	$1,917,732

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2023	2022

Balance at beginning, January 1	$(275,000)	$(138,000)
Provision	-	(137,000)
Written-off	275,000	-
Balance at end, December 31,	$-	$(275,000)

For the years ended December 31, 2023, 2022 and 2021, the Company has assessed the probable loss and made an allowance for expected credit losses of $0, $137,000 and $56,000 on accounts receivable, respectively.

NOTE 4 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of December 31,
	2023	2022

Consideration receivable	$1,625,779	$3,261,038
Deposits	18,067	17,984
Prepayments	3,941,488	1,212,011
Other receivables	773,010	123,558
Less: allowance for expected credit loss	-	(69,000)
	$6,358,344	$4,545,591

On July 31, 2022, the Company signed an agreement to sell the Disposal Subsidiaries to an independent third party Forever Perfection Holding Limited (“FPH”) for a consideration of $5,349,399. According to the agreement, FPH shall pay 15%, 25%, 30% and 30% of the consideration before the end of July 2022, July 2023, July 2024 and July 2025, respectively. On August 1, 2022, the Company and FPH were mutually agreed to accelerate the payment schedule by signing a supplementary agreement. FPH shall pay 40%, 30%, and 30% of the consideration before the end of November 2022, May 2023, and November 2023, respectively.

During the year ended December 31, 2023, the Company received settlement of $1,625,779 from FPH, representing 30% of the consideration. As of December 31, 2023 and 2022, the consideration receivable was $1,625,779 and $3,261,038, respectively.

The Company performed credit assessments as to the collectability of the balance by conducting background search and obtaining proof of financial resources from FPH and its director. After such assessments, in the opinion of the management, there was no significant credit risk regarding the aforementioned balance since its initial recognition.

During the year ended December 31, 2023, the Company prepaid an aggregate consideration of $6,100,000 to obtain corporate advisory and training services from certain independent third party consultants. The service periods are ranged from March 2023 to December 2024. The prepayments are amortized over the service periods and the consulting service fee was expensed to the general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2023	2022

Balance at beginning of	$(69,000)	$(2,000)
Provision	-	(67,000)
Written-off	69,000
Balance at end of	$-	$(69,000)

For the years ended December 31, 2023, 2022 and 2021, the Company has assessed the probable loss and made an allowance for expected credit losses of $0, $67,000 and $1,000 on deposits, prepayments and other receivables, respectively.

NOTE 5 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of December 31,
	2023	2022
At cost:
Leasehold improvements	$37,159	$36,986
Furniture and fixtures	8,310	8,272
Equipment	40,135	37,344
	85,604	82,602
Less: accumulated depreciation	(65,995)	(55,479)
Total	$19,609	$27,123

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $11,032, $7,610 and $4,997, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible asset, net consists of the following:

	As of December 31,
	2023	2022
At cost:
Software platform	$101,817	$102,114
Less: accumulated amortization	(64,484)	(44,249)
Total	$37,333	$57,865

Amortization expense for the years ended December 31, 2023, 2022 and 2021 was $20,317, $20,306 and $20,457, respectively.

NOTE 7 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 9) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 2.75%.

As of December 31, 2023 and 2022, the right-of-use assets totaled $34,143 and $100,589, respectively.

As of December 31, 2023 and 2022, lease liabilities consist of the following:

	As of December 31,
	2023	2022

Lease liabilities – current portion	$34,143	$66,604
Lease liabilities – non-current portion	-	33,985
Total	$34,143	$100,589

During the years ended December 31, 2023, 2022 and 2021, the Company incurred total operating lease expenses of $67,794, $70,478 and $52,909, respectively.

Other lease information is as follows:

	2023	2022

Weighted-average remaining lease term – operating leases	0.5 year	1.5 year
Weighted-average discount rate – operating leases	2.75%	2.75%

The following is a schedule of future minimum payments under operating leases as of December 31:

December 31,

2024	$34,414
Less: imputed interest	(271)
Total operating lease liabilities, net of interest	$34,143

NOTE 8 – SHORT-TERM BANK LOANS

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of December 31,
				2023	2022
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	$627,881	$642,228
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	297,203	314,692
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	126,477	128,446
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	154,915	157,346
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	381,204	385,336

			Total:	$1,587,680	$1,628,048

The bank loans were primarily obtained for general working capital.

As of December 31, 2023 and 2022, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amounts of bank loans were classified as current liabilities. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate of the Company’s bank loans ranged from 3.375% to 3.5% per annum for the year ended December 31, 2023 and 2.83% per annum for the year ended December 31, 2022. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in March 2029, May 2029, December 2030, May 2031, and May 2032, respectively.

Interest expense on the bank loans totaled $56,084, $41,076 and $29,474 during the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 9 – OTHER BORROWINGS

Other borrowings consist of the following:

Facility agreement entered date	Provider	Facilities	Interest rate	Utilized as of December 31,
				2023	2022
March 8, 2022	JS Alternatives JV Fund	Loan	15% p.a.	$448,250	$442,916
April 20, 2022	JS Alternatives JV Fund	Loan	15% p.a.	192,107	189,821
			Total:	$640,357	$632,737

Classifying as:
Current portion				$432,241	$-
Non-current portion				208,116	632,737
				$640,357	$632,737

The borrowings were primarily obtained for general working capital.

All the Company’s borrowings carried interest at a rate of 15% per annum and repayable by 4 equal consecutive instalments, commencing in June and September 2024. The Company did not comply with a financial covenant of the borrowings with an aggregate principal amount of $640,357 and a consent waiver of non-compliance with the financial covenant has been received by the Company on November 15, 2022. To the best knowledge of the Directors, the Company has been able to comply with all undertakings in connection with the Company’s borrowings.

Interest expenses on the borrowings totaled $140,505, $74,106 and $0 during the years ended December 31, 2023, 2022 and 2021.

NOTE 10 – EQUITY

On September 27, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,000,000 of the Company’s Class A ordinary shares, no par value per share (the “Ordinary Shares”), at a public offering price of $5.00 per share. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-273914), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2023, which was declared effective by the SEC on September 26, 2023.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On October 2, 2023, the Company consummated the Offering of 2,000,000 Class A ordinary shares at a price to the public of $5.00 per share. The net proceeds from the Offering amounted to $8,047,695, after deducting underwriting discounts, commissions and offering-related expenses. A final prospectus relating to this Offering was filed with the Commission on September 29, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VSME” on September 28, 2023.

The Company is authorized to issue an unlimited number of Class A ordinary shares of no par value and Class B ordinary shares of no par value. As of December 31, 2023, 20,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares are issued and outstanding. Amazing Grace Limited, wholly owned by Ms. Nga Fan Wong (the “Founder”), holds 2,000,000 Class B ordinary shares. As of December 31, 2022, 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares were issued and outstanding.

The following is a summary of the rights, preferences, and terms of the Class A ordinary shares and Class B ordinary shares:

Dividends

Holders of Class A ordinary shares and Class B ordinary shares are entitled to dividends when, as and if, declared by our board of directors. As of December 31, 2023 and 2022, the Company has not declared any dividends.

Voting

Holders of Class A ordinary shares are entitled to one (1) vote per share.

Holders of Class B ordinary shares are entitled to eighteen (18) votes per share.

Liquidation preference

Both holders Class A and Class B ordinary shares have the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Conversion

In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person or entity who is not a Founder or Founder Affiliate, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a Founder or Founder Affiliate, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Redemption

The Company may purchase, redeem or otherwise acquire and hold both Class A and Class B ordinary shares with a consent of shareholders or Resolution of Directors authorizing the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds.

Class A ordinary shares and Class B ordinary shares are referred to as common stock throughout the notes to these financial statements, unless otherwise noted.

2023 Equity Incentive Plan

On December 18, 2023, the Company approved 2023 Equity Incentive Plan (the “Plan”) for compensating the contributions and performance achieved by directors, officers, employees and consultants. The maximum aggregate number of ordinary shares that may be issued under the Plan is 4,400,000 shares.

On December 29, 2023, the Company approved and granted an aggregate of 2,350,000 shares of Class A ordinary shares of the Company, with no par value, for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants. These shares are to be issued to the grantees no later than June 30, 2024.

The fair value of the shares granted under the scheme is measured based on the closing price of the Company’s shares as reported by Nasdaq Exchange on the date of grant. For those shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2023, the Company recorded $861,551 share-based compensation expense, which is included in the general and administrative expenses in the consolidated statements of operations and comprehensive loss.

NOTE 11 – EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on the monthly basis.

Taiwan

The plan under the Taiwan Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts.

The PRC

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrue these benefits based on certain percentages of the qualified employees’ salaries.

NOTE 12 – INCOME TAXES

British Virgin Islands

VSME, VSM and VS Media BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Taiwan

For the years ended December 31, 2023, 2022 and 2021, the Company applied a tax rate of 20% subject to the Taiwan Income Tax Law.

Singapore

For the years ended December 31, 2023, 2022 and 2021, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

The PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
Loss before tax from continuing operations	$(6,594,442)	$(1,807,231)	$(211,378)
Income (loss) before tax from discontinued operations (including gain on disposal)	-	5,332,431	(21,246)

Tax expense (credit) at the statutory tax rates	(345,649)	585,482	(41,154)
Tax effect on non-assessable income	(54)	(881,837)	(31,014)
Tax effect on non-deductible expenses	219,160	300,899	62,313
Tax effect on tax losses not recognized	145,108	81,105	50,494
Tax effect on utilization of tax losses	(18,565)	(85,649)	(40,639)
Income tax	$-	$-	$-

The Company’s effective tax rate was as follows as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022

Statutory rates in HK SAR	16.5%	16.5%
Statutory rates in Taiwan	20.0%	20.0%
Statutory rates in Singapore	17.0%	17.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%
Tax effect on utilization of tax losses in Taiwan	(20.0)%	(20.0)%
Tax effect of income not taxable in Singapore	(17.0)%	(17.0)%
The Company’s effective tax rate	0.0%	0.0%

NOTE 13 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023		2022		2021
Customers	Amount $	%	Amount $	%	Amount $	%
A	1,587,904	20	3,323,319	37	2,678,921	24
B	721,344	9	829,527	9	914,871	8
C	555,751	7	358,996	4	-	-
D	213,959	3	345,325	4	-	-
E	198,838	3	335,898	4	-	-
F	-	-	-	-	2,128,656	19
G	-	-	-	-	616,120	6
H	-	-	-	-	379,558	4

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of December 31, 2023 and 2022.

	As of December 31,
	2023		2022
Customers	Amount $	%	Amount $	%
A	528,155	25	911,237	42
B	297,368	14	379,321	17
C	47,658	2	103,483	5
D	29,414	1	101,348	5
E	106,547	5	62,874	3

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023		2022		2021
Suppliers	Amount $	%	Amount $	%	Amount $	%
A	1,753,080	28	2,369,888	35	1,814,119	21
B	546,745	9	577,429	9	867,258	10
C	462,085	7	330,220	5	372,892	4
D	228,127	4	221,545	3	-	-
E	100,307	1	197,774	3	-	-
F	-	-	-	-	701,040	8
G	-	-	-	-	505,308	6

NOTE 14 – SEGMENT REPORTING

The following details the results of operations and the financial position of the Company’s operating segments as of and during the years ended December 31, 2023, 2022 and 2021. The marketing services operating segment reflects the Company’s business of marketing services from clients and social media platforms. The social commerce operating segment reflects the Company’s business of social commerce from customers.

Results of Operations

For the year ended December 31, 2023

	Marketing services	Social commerce	Other	Total

Revenue	$7,991,103	$-	$-	$7,991,103
Cost of revenues	(6,338,434)	(12,960)	-	(6,351,394)
Marketing expenses	(206,117)	-	(12,778)	(218,895)
General and administrative expenses	(3,048,041)	(383,602)	(4,403,434)	(7,835,077)
Other (expense) income, net	(185,962)	72,561	(66,778)	(180,179)

Loss before income tax	(1,787,451)	(324,001)	(4,482,990)	(6,594,442)
Provision for income taxes	-	-	-	-

Net loss	$(1,787,451)	$(324,001)	$(4,482,990)	$(6,594,442)

Financial Position

As of December 31, 2023

	Marketing services	Social commerce	Other	Total

Current assets	$3,557,743	$-	$6,433,919	$9,991,662
Non-current assets	53,752	-	37,333	91,085
Total assets	3,611,495	-	6,471,252	10,082,747

Current liabilities	(3,451,510)	-	(2,230,098)	(5,681,608)
Non-current liabilities	(208,116)	-	-	(208,116)
Total liabilities	(3,659,626)	-	(2,230,098)	(5,889,724)

Net (liabilities) assets	$(48,131)	$-	$4,241,154	$4,193,023

Results of Operations

For the year ended December 31, 2022

	Marketing services	Social commerce	Other	Total

Revenue	$8,770,919	$257,268	$-	$9,028,187
Cost of revenues	(6,493,691)	(249,514)	-	(6,743,205)
Marketing expenses	(70,154)	-	-	(70,154)
General and administrative expenses	(1,715,651)	(505,755)	(1,637,155)	(3,858,561)
Other expenses, net	(71,508)	(412)	(91,578)	(163,498)

Income (loss) before taxes	419,915	(498,413)	(1,728,733)	(1,807,231)
Provision for income taxes	-	-	-	-

Income (loss) from continuing operations	$419,915	$(498,413)	$(1,728,733)	$(1,807,231)

Financial Position

As of December 31, 2022

	Marketing services	Social commerce	Other	Total

Current assets	$2,878,277	$584,990	$3,827,880	$7,291,147
Non-current assets	127,712	173,466	-	301,178
Total assets	3,005,989	758,456	3,827,880	7,592,325

Current liabilities	(2,535,763)	(1,065,952)	(1,704,800)	(5,306,515)
Non-current liabilities	(666,722)	-	-	(666,722)
Total liabilities	(3,202,485)	(1,065,952)	(1,704,800)	(5,973,237)

Net (liabilities) assets	$(196,496)	$(307,496)	$2,123,080	$1,619,088

Results of Operations

For the year ended December 31, 2021

	Marketing services	Social commerce	Other	Total

Revenue	8,298,251	2,646,502	-	10,944,753
Cost of revenues	(6,332,111)	(2,330,202)	-	(8,662,313)
Marketing expenses	(170,837)	(18,196)	-	(189,033)
General and administrative expenses	(2,005,180)	(287,555)	128,527	(2,164,206)
Other (expenses) income, net	(10,643)	33,794	(163,730)	(140,579)

Income (loss) before taxes	(220,520)	44,345	(35,203)	(211,378)
Provision for income taxes	-	-	-	-

Income (loss) from continuing operations	$(220,520)	$44,345	$(35,203)	$(211,378)

Geographical information

	For the years ended December 31,
Revenue from external customers:	2023	2022	2021
HK SAR	$5,441,765	$5,849,400	$8,402,482
Taiwan	2,549,338	3,178,787	2,542,271
	$7,991,103	$9,028,187	$10,944,753

The revenue information above is based on the locations where the revenue originated.

All the Company’s long-lived assets, which consist of plant and equipment, net and operating leases right-of-use assets, are located in Taiwan. Hence, no analysis by geographical area of long-lived asset information is provided.

NOTE 15 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended December 31, 2023, 2022 and 2021 was $2,131,371, $1,917,732 and $2,569,874, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of December 31, 2023 and 2022 is $0 and $69,000, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises
-
Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, NT$ and SG$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		As of December 31,
		2023	2022
Due from related parties consist of the following:
Ours Media Hong Kong Limited	Other receivables	$1,799	$7,254

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)	Due to director	$90,589	$504,484
Mr. Chi Kit Yu	Due to shareholder	-	140
Ms. Sau Ling Yeung	Due to shareholder	-	213
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan	1,295,287	1,231,327
		$1,385,876	$1,736,164

Ms. Wong is the common director of the Company and Ours Media Hong Kong Limited (“Ours Media”), she was appointed as director of Ours Media on June 6, 2022.

As of December 31, 2023 and 2022, the amounts due to Ms. Wong, one of the directors of the Company, are $90,589 and $504,484, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2023 and 2022, the amounts due to Mr. Chi Kit Yu, one of the shareholders of the Company, are $0 and $140, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2023 and 2022, the amounts due to Ms. Sau Ling Yeung, one of the shareholders of the Company, is $0 and $213, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2023 and 2022, the loan from DNAP, one of the shareholders of the Company, amounting to $1,295,287 and $1,231,327, respectively, is interest-bearing at 8% per annum and repayable by 12 equal consecutive monthly instalments, commencing on January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect.

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, the Company had the following transactions with related parties:

	For the years ended December 31,
	2023	2022	2021
Revenue from related parties	$36,110	$1,525	$493
Rental expenses paid to related parties	$87,401	$87,353	$88,003
Loan interest expenses paid to related parties	$71,111	$91,660	$164,009

The related parties are the Company’s shareholders and companies under common control by Ms. Wong.

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2023 to the date of April 30, 2024, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Ordinary Shares” in the Registrant’s registration statement on Form F-1 (File No. 333-273914)), originally filed with the Securities and Exchange Commission on August 11, 2023, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on September 27, 2023)
4.1	Employment Agreements between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
4.2	Lease Agreements (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
4.3	Campaign-Based Marketing Service Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
4.4	Optimization-Based Marketing Service Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
4.5	Marketing Service Agreement from Social Media Platform Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of WWC, P.C. dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on November 9, 2023)
19.1*	Insider Trading Policy
21.1

List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)

23.1*	Consent of WWC LLP
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

139

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
Nga Fan Wong
Chief Executive Officer, Director, and
Chairman of the Board of Directors (Principal Executive Officer)

Date: April 30, 2024

140