Form 20-F
period 2024-12-31
VS MEDIA Holdings Ltd
filed 2025-04-14
CIK 1951294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

An aggregate of 7,993,391 ordinary shares, no par value, as of December 31, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Board” refers to the board of directors of VS MEDIA Holdings Limited;

●	“Brand” refers to a product, service or concept that is publicly distinguished from other products, services or concepts so that it can be easily communicated and usually marketed. Brands are used in business, marketing, and advertising for recognition and, importantly, to create and store value as brand equity for the object identified, to the benefit of the brand’s customers, its owners and shareholders. Branding is the process of creating and disseminating the brand name, its qualities and personality. Branding could be applied to the entire corporate identity as well as to individual products and services or concepts;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of Hong Kong and Macau for the purposes of this annual report only. The only instances when “PRC” or “China” does not include Hong Kong or Macau are when specific laws and regulations are adopted by the PRC;

●	“Creator” is to a content creator who creates entertaining or educational material to be expressed through any media or channel, usually social media;

●	“Creator Economy” is to the class of businesses built by independent content creators, curators, and community builders including social media influencers, bloggers, and videographers, plus the software and finance tools designed to help them with growth and monetization;

●	“Grace Creation” refers to Grace Creation Limited, a company established under the laws of HK SAR and a wholly-owned subsidiary of VSM.

●	“HK SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“MLINK” refers to MLINK LIMITED, a company established under the laws of Macau and a wholly-owned subsidiary of VS Media HK.

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” “ordinary shares” or “Ordinary Shares” are to ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“VSM BVI”, the “Company”, “we,” “us,” “our company,” and “our,” refer to VS MEDIA Holdings Limited, incorporated with limited liability under the laws of the British Virgins Island (“BVI”) and its subsidiaries, VSM and VS Media SG, Grace Creation, VS Media TW and VS Media BVI and VS Media HK, and, in the context of describing our operations and consolidated financial information

●	“VSM” refers to VSM Holdings Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM BVI;

●	“VS Media SG” refers to VS MEDIA PTE. LTD., a company established under the laws of Singapore and a wholly-owned subsidiary of VSM;

●	“VS Media TW” refers to VS MEDIA LIMITED., a company established under the laws of Taiwan and a wholly-owned subsidiary of VSM;

●	“VS Media BVI” refers to VS Media Co Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM;

●	“VS Media HK” refers to VS Media Limited, a company established under HK SAR and a wholly-owned subsidiary of VS Media BVI;
●	“Taiwan” is to Taiwan, Republic of China;

●	All references to “H.K. dollars,” “HKD” or “HK$” are to the legal currency of HK SAR;

●	All references to “RMB,” or “CNY” are to the legal currency of the PRC;

●	All references to “TWD,” “NT$” or New Taiwan Dollars are to the legal currency of Taiwan, Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

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

This annual report contains translations of certain HK$, NT$ and SG$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
Year ended HK$: US$ exchange rate	7.7655	7.8081	7.7854
Annual average HK$: US$ exchange rate	7.8014	7.8260	7.8303

Year ended NT$: US$ exchange rate	32.7515	30.5106	30.6524
Annual average NT$: US$ exchange rate	32.1557	31.0906	29.7965

Year ended SG$: US$ exchange rate	1.3625	1.3192	1.3518
Annual average SG$: US$ exchange rate	1.3376	1.3410	1.3787

Year ended CNY$: US$ exchange rate	N/A	N/A	6.7352
Annual average CNY$: US$ exchange rate	N/A	N/A	6.5149

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

On February 17, 2023, the CSRC released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

The Trial Measures do not apply to us because we are not a PRC domestic company under the Trial Measures. Further, according to our Hong Kong counsel, Loeb & Loeb LLP., the national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on common law supplemented by statutes.

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

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The legal consequences of violation of the Cyber Security Law include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, or the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) the use of network products and services purchased by operators of critical information infrastructure, that affect or may affect national security, is subject to the cybersecurity review; (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities overseas; and (iii) relevant authorities of the cybersecurity review mechanism may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

On September 30, 2024, the State Council released Regulations on the Management of Network Data Security, or the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border. We do not know how such regulations will affect us and our continued listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be subject to fines and penalties.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the PRC Data Security Law which came into effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and that the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, Cyber Security Law and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the relevant laws mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be in a timely fashion or at all.

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

According to our Hong Kong counsel, Loeb & Loeb LLP, the national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on the common law supplemented by statutes.

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

However, there remains uncertainty as to how these measures and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the cybersecurity and data protection. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

Presently, none of the PRC laws and regulations above applies to us because national laws adopted by the PRC are not applicable in HK SAR, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in HK SAR should be commensurate with those in the PRC. With regard to the potential regulatory actions related to data security and anti-monopoly in HK SAR, please refer to our disclosures in “Risk Factors – Risks Related to Doing Business in Hong Kong SAR – We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 27. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

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

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The HFCA Act was enacted on December 18, 2020 and states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in over-the-counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Pursuant to the SOP Agreement, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our financial statements contained in the annual report on Form 20-F for the fiscal years ended December 31, 2022 have been audited by WWC, P.C., (“WWC”). Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Assentsure PAC (“Assentsure”). WWC and Assentsure are independent registered public accounting   firms and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, WWC, or/and our current auditor, Assentsure. As of the date of the annual report, we are affected by the HFCA Act, and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our Class A Ordinary Shares is prohibited under the HFCA Act because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Hong Kong SAR — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation” on page 31.

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

Cash and Asset Flows through Our Organization

Our business is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media Limited VS Media HK, and Grace Creation, our indirect wholly-owned Taiwan subsidiary, VS Media TW and our indirect wholly-owned Singapore subsidiary, VS Media SG. VS MEDIA Holdings Limited, the BVI holding company will rely on dividends paid by its subsidiaries, namely VSM, our wholly-owned BVI subsidiary and the latter’s wholly-owned HK SAR, Taiwan and Singapore subsidiaries for VS MEDIA Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends. VS MEDIA Holdings Limited, VSM and VS Media BVI are essentially British Virgin Islands holding companies. Only VS Media HK and Grace Creation operate in HK SAR and VS Media TW operates in Taiwan. VS Media SG has no operations for the years ended December 31, 2024 and 2023.

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

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations and on an “as-needed” basis. To the extent cash or assets in the business is in HK SAR or in an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC or Hong Kong governments to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors— Risk Related to Doing Business in HK SAR - To the extent cash or assets in the business is in HK SAR or an HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 33.

No dividends or distribution from subsidiaries to holding company have been made. No dividends or distributions have been made to U.S. We have no present plans to declare dividends, and we plan to retain our earnings to continue to grow our business. See “Dividend Policy” and “Taxation”. There are no restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. There are no restrictions and limitations on our ability to distribute earnings from the Company, including our subsidiaries, and to the parent company and U.S. investors as well as the ability to settle amounts owed.

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

Our Marketing Services model competes with other companies in providing quality advertising services to clients. The advertising industry in HK SAR, Taiwan and Singapore is rapidly evolving and extremely competitive, and competition for clients is expected to intensify in the future. Increased competition may lead to price reductions for advertising services, smaller profit margins, and erosion of our market share. We compete with other advertising companies in HK SAR, Taiwan and Singapore primarily on (a) audience recognition of Brands and Creators; (b) quality of advertising services; (c) effectiveness of sales and marketing efforts; (d) creativity of design and content; (e) price; (f) strategic relationships with advertisers; and (g) hiring and retention of talented staff. Our current competitors may achieve greater market acceptance and recognition in the future and gain a greater market share in the advertising industry. If our existing or potential competitors develop or offer services that offer advantages over our Company in terms of effectiveness, price, creativity, or other qualities, then our business, results of operations, and financial conditions could be negatively affected. We also compete indirectly with providers of advertising and creative content on platforms beyond social media, such as newspapers, magazines, radio, and television. Our existing and potential competitors may possess additional competitive advantages over us, such as a longer operating history, greater name recognition, larger audience base, and greater financial, technical, and marketing resources. If we fail to compete successfully, we could lose our Brand clients. Increased competition within our industry could result in pricing pressure and loss of our market share, which could have a material adverse effect on our results of operations and financial conditions.

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

If the complexities and challenges faced by Brand clients seeking to advertise in HK SAR, Taiwan and Singapore diminish, or if our Brand clients increase their in-house advertising capabilities as an alternative to our Marketing Services, demand for our services could be adversely affected.

One of the key attractions of our services to our Brand clients is our ability to help them address the complexities and difficulties they face in the advertising market in HK SAR, Taiwan and Singapore. If the level of such complexities and difficulties declines as a result of changes in the advertising landscape or otherwise, or if our Brand clients choose to enhance their in-house support capabilities as an alternative to our Marketing Services, our Marketing Services may become less important or attractive to our Brand clients, resulting in reduced demand for our services, in which case our business could be adversely affected.

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

Most of our revenue is generated by providing Marketing Services to Brand clients. The growth of the advertising industry in HK SAR, Taiwan and Singapore is subject to some uncertainties. Some of our existing or potential Brand clients may not have previously devoted a significant portion of their budget to advertising and therefore may have a limited understanding of advertising. They may not find Creators’ social media channels to be effective in promoting or showcasing their products and services compared with more traditional venues such as print and broadcast media. Our ability to generate and maintain certain levels of revenue will depend on a number of factors, many of which are beyond our control, including but not limited to: (a) the maintenance and enhancement of audience recognition of our Brand clients’ products or services in a cost-effective manner; (b) intensifying competition in the advertising industry and potential downward pressure on advertising prices; (c) limitations in the availability of quality Creators and social media platforms; (d) changes in governmental policy that would restrict and regulate advertising practices; (e) acceptance and/or attractiveness of our Creators’ channels as an effective way for Brands to place advertisements; and (f) the effectiveness of our marketing strategy and technology systems, any unfavorable change in which would affect adversely our business and results of operations.

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

We believe that our Company’s brand and intellectual property rights are critical to our success and that many of our Brand clients are attracted to us because of our brand names and reputation. The continuing success and growth of our Marketing Services therefore depends on our ability to protect and promote our brands, trademarks, copyrights, and other intellectual property rights. Depending on the terms of our Brand client engagement, our Creators and Brands generally own the copyrights for all of the branded content. Any unauthorized use of our intellectual property by our competitors and third parties may adversely affect our business and reputation. Our competitors and other third parties may imitate our brands or infringe our trademarks by using our brand names and trademarks on their services or products. In addition, infringers may use our copyrighted materials, such as advertisements published on various platforms, without authorization. Preventing such unauthorized use of intellectual property is difficult, and significant amounts of resources have been put in to prevent infringements. We generally rely on trademarks and copyrights laws to protect our intellectual property rights. However, the laws in certain countries may not offer intellectual property protection to the same extent as the laws of U.S., HK SAR, Taiwan and Singapore. If any suspected infringement arises in U.S., HK SAR, Taiwan and Singapore, and/or overseas, litigation may be necessary to enforce our rights and protect our intellectual property rights. Such litigation could result in substantial costs and diversion of resources.

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

As of December 31, 2024, we had a working capital deficit of $933,247 and had an accumulated deficit $28,501,074. Our net cash used in operating activities for the year ended December 31, 2024 was $1,487,388. As we have an accumulated deficit and net cash outflows from operating activities, our auditor, Assentsure has raised substantial doubt about our ability to continue as going concern.

Management plans to focus its resources on projects that generate sustainable positive profit margins with faster cash turnover to enhance the cashflow situation. The projected funding we require to run our next 12 months’ operations is approximately US$2,000,000. We plan to raise capital via private placement or financial borrowings or bank loans in the event that we do not have adequate liquidity to meet our current obligations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

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

Risks Related to Our Social Commerce Model

We face significant competition in our business, and our profitability and prospects for future growth depend on our ability to compete effectively with our competitors.

In our Social Commerce business, we compete with our competitors for social commerce services to Creators as clients and, potentially, as Brand owners who supply their goods for us to sell. There are a number of competing companies with substantial financial, technical, marketing, and other resources in the sales markets in which we operate. Our current or potential competitors include major online sales platforms in HK SAR, Taiwan and Singapore that offer Creators social commerce services as well as goods in a wide range of merchandise product categories. Additional competitors may enter the industry of social commerce in the future, and less competitive companies are likely to be gradually eliminated. Our competitors may have advantages over us with respect to factors such as operational costs, greater brand recognition, better suppliers, existing and potential relationships with Brands, and knowledge of our target markets. Such companies may be able to adapt more quickly than we do to market changes, technological developments, or Brands’ demands, or they may respond more effectively to market opportunities. Our failure to compete effectively by adapting to changing market conditions may have an adverse impact on our business and financial position. In addition, some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing structures, and devote substantially more resources to their websites, mobile apps, and systems development than we can. Moreover, since there are no pricing guidelines or restrictions set on products in the free market, some of our competitors may attract more Creators by offering similar, if not identical, Social Commerce services at a lower price. We cannot assure you that we will be able to compete successfully with current or future competitors and maintain our current market position in the Social Commerce market in HK SAR, Taiwan and Singapore. These competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations.

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

We may not be able to sustain the revenue growth we achieved, and our profit margins may continue to decrease.

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

We rely on courier services to deliver the products ordered by our Creator clients. Interruptions to or failures in these delivery services could prevent the timely or proper delivery of goods from our suppliers to Creator clients. These interruptions may be due to events that are beyond our control or the control of these courier companies, such as inclement weather, natural disasters, transportation disruptions, labor unrest, or global and/or regional pandemics. If these courier service providers fail to deliver the products, we may not be able to find alternative courier companies to provide delivery services in a timely and economical fashion or at all. If products are not delivered in proper condition or on a timely or economical basis to our Creator clients, then our business, financial condition, and results of operations may be adversely affected.

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

To the best of our knowledge, certain risks associated with the operation of our business cannot be fully covered by insurance. We have been maintaining statutory employees’ compensation for our operations in HK SAR, Taiwan and Singapore, which we believe is in line with the industry practice in HK SAR, Taiwan and Singapore. As such, we cannot assure you that our insurance coverage is sufficient to cover all of our potential losses, and we may be exposed to liability in excess of our insurance coverage. For example, the occurrence of certain incidents such as business interruptions, labor disputes, and acts of God, and the consequences resulting from them, may not be adequately covered by our insurance policies, if at all. We also cannot guarantee that we will be able to maintain or renew our existing insurance coverage on commercially reasonable terms. In the event that we are subject to substantial claims, losses, or liabilities that are not covered by our insurance, we may incur expenses that could materially and adversely affect our financial condition and results of operations.

We are subject to credit risks for accounts receivable and liquidity gap due to mismatches in time between receipts of payment from clients and issuance of payments to suppliers.

We generally grant credit terms of 30 days to our Creator clients. As of December 31, 2024 and 2023, we had accounts receivable of approximately $1.4 million and $2.1 million, respectively. We cannot assure you that we will be able to recover all of the accounts receivable. Should we fail to recover all the accounts receivable, it will adversely affect our business, financial condition, and results of operations.

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

Our business operations are substantially based in HK SAR, Taiwan and Singapore, and we do not have a diversified geographical coverage in terms of operations. Our business is therefore susceptible to any incidents or factors which may affect the stability of economic, social, and political conditions in these regions. Any adverse incidents, such as economic recession, extensive social unrest, strike, riot, civil disturbance or disobedience, may cast uncertainty over the stability of the business environment in these regions. Given the relatively small geographical size of HK SAR, Taiwan and Singapore, such incidents may have a widespread effect on our Marketing Services and Social Commerce business operations. As a result, our business, results of operations, and financial condition may be materially and adversely affected.

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

The PRC Criminal Law, as newly amended on December 29, 2023, prohibits institutions, companies and their employees from illegally selling or otherwise disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information and may only collect users’ personal information to the extent necessary to provide their services. Providers are also obliged to maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The legal consequences of violation of the Cyber Security Law include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective since January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) the use of network products and services purchased by operators of critical information infrastructure , that affect or may affect national security, is subject to the cybersecurity review; (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities overseas; and (iii) relevant authorities of the cybersecurity review mechanism may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

On September 30, 2024, the State Council released Regulations on the Management of Network Data Security, or the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border. We do not know how such regulations will affect us and our continued listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be subject to fines and penalties.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the PRC Data Security Law which came into effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and that the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, Cyber Security Law and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the relevant laws mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be in a timely fashion or at all.

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

However, there remains uncertainty as to how these measures and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the cybersecurity and data protection. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

Further, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in HK SAR, the PRC laws and regulation issued by Chinese government may disallow our ownership structure, intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Class A Ordinary Shares. The Chinese government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to decline significantly or be worthless.

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

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The HFCA Act was enacted on December 18, 2020 and states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in over-the-counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023.

Our financial statements contained in the annual reports on Form 20-F for the fiscal year ended December 31, 2022 have been audited by WWC, P.C., (“WWC”). Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Assentsure PAC (“Assentsure”). WWC and Assentsure are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, WWC, or our new auditor, Assentsure.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, on a poll, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to 18 votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Amazing Grace Limited beneficially owns 45.32% of   the aggregate voting power of our Company. The interests of Amazing Grace Limited may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of Amazing Grace Limited differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Although we are a BVI incorporated company, we conduct substantially all of our operations in HK SAR, Taiwan and Singapore, and substantially all of our assets are located in HK SAR, Taiwan and Singapore. In addition, a majority of our directors and executive officers reside within HK SAR, and most of the assets of these persons are located within HK SAR. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands, Taiwan, Singapore and HK SAR may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in HK SAR, Taiwan and Singapore through our indirect wholly-owned HK SAR, Taiwan and Singapore subsidiaries. Most of our directors and substantially all our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the BVI or in HK SAR in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the BVI and HK SAR may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States or HK SAR, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary.

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

Our current management team lacks experience in managing a company publicly traded in the United States, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of our IPO in October 2023, we have mainly operated our businesses as a private company in HK SAR, Taiwan and Singapore. As a result of our IPO, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

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

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Prior to the completion of our IPO in October 2023, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures involving financial reporting. In preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public  Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of Generally Accepted Accounting Principles (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) certain audit adjustments proposed by the auditor and recorded by our Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

On December 30, 2024, VS Media HK entered into a Share Purchase Agreement to acquire 100% of the entire issued share capital of MLINK Limited, a limited liability company incorporated in Macau. The acquisition closed on December 30, 2024. After the acquisition, MLINK became an indirect wholly subsidiary of VSM.

On January 27, 2025, VS Media SG entered into a Share Purchase Agreement to acquire 21% of the entire issued share capital of S T Meng, a limited liability company incorporated in Republic of Singapore. The acquisition closed on February 21, 2025. After the acquisition, VS Media SG owns 21% equity interest of ST Meng.

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

VS MEDIA Holdings Limited
(BVI)
100%
VSM Holdings Limited
(BVI)
100%
VS MEDIA PTE. LTD.
(Singapore)
100%
VS Media Co Limited
(BVI)
100%
VS MEDIA LIMITED
(Taiwan)
100%
GRACE CREATION LIMITED
(Hong Kong)
100%
VS Media Limited
(Hong Kong)
100%
MLINK LIMITED
(Macau)

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

B. Business Overview

Overview

We are a British Virgin Islands business company incorporated on August 30, 2022, as a holding company of our business, which is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW and our indirect wholly-owned Singapore subsidiary, VS Media SG.

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

Total revenue increased from $7.99 million in 2023 to $8.25 million in 2024, an increase of 3.2%. Our gross profit margin remained stable at 20.52% in 2023 and 20.53% in 2024.

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

Our Vision

Our vision is to disrupt the 2-trillion-dollar media industry by empowering and developing Creators and revolutionizing Brands’ marketing spending behaviors.

Our mission is to “EMPOWER CREATORS,” and our motto is “ME VS ME,” with each Creator striving to become a better “ME.”

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

●	Our Company was founded in 2013, less than one year after the Creator Economy emerged in 2012[1]. As a forerunner in this space, we possess extensive experience representing both Creators and Brands.

●	We are skilled in discovering and incubating talented Creators. Working with more than 1,500 Creators has provided us with ample data and experience to help us identify up-and-coming Creators and tailor-make partnerships so we can grow together.

●	We have established strategic partnerships with social media platforms to help us grow our Creators systematically and effectively. These platforms enable us to discover up-and-coming Creators through their data analytics and recommendations. By leveraging platforms to grow Creators faster, we can minimize costs and maximize earnings more efficiently.

●	Bridging Creators and Brands for their mutual growth is one of our top strengths. Even within the same geographical market, Creators and Brands communicate and function very differently, so it is crucial that we truly understand and effectively communicate with both parties to protect and balance their interests. By representing both Creators and Brands in multiple geographical markets, we can bridge the divide between these groups and help them achieve their business goals together.

●	As a recognized leader in the Creator Economy in HK SAR and Taiwan, we are one of the first independent digital media networks to provide Brands with unparalleled access to a wide range of Influencer Marketing and Social Commerce opportunities in Asia. We provide tailor-made solutions that cater to Brands of different sizes and industries. Our solid and diverse client base ranges from Skincare and Cosmetics to Retail, Gaming, and E-commerce. As of December 31, 2024, we have provided services to over 1,000 Brands ranging from multinationals to small and medium-sized enterprises.

●	We have demonstrated our ability to diversify our business in tandem with changing circumstances and trends. As eCommerce flourished in 2020 and 2021, we quickly adjusted our operations to capture this opportunity. We leveraged our relationships with Brands to procure attractive product offerings and engaged with Creators to kickstart live shopping within a mere two months.

●	Our visionary and experienced management team is passionate about revolutionizing the digital media world and retail industry by empowering Creators. Our Company’s success also reflects the energy and talents of our young and dynamic operational team who grew up in the digital age.

Our Growth Strategy

Our goal is to help Creators and Brands maximize their earnings by establishing and managing one of the leading Creator networks in Asia. Accomplishing this goal depends on the following strategies:

●	Developing a systematic Creator incubation program to discover and grow more Creators, particularly in the Asia Pacific region;
●	Deepening our existing relationships with Creators;
●	Expanding and optimizing our Brand portfolio;
●	Expanding our Social Commerce business;
●	Extending our geographical reach in Asia and North America;
●	Strengthening our data analytic capabilities;
●	Selectively pursuing strategic alliances and acquisition opportunities;
●	Expanding our talent pool to support future business growth.

1 The “formal” Creator Economy emerged around 2012 (https://www.springboard.com/blog/business-and-marketing/creator-economy/).

Our Challenges

Our ability to execute our strategies and realize our vision is subject to risks and uncertainties that could impede our progress in the following key areas:

●	Maintaining our relationships with our business stakeholders, mainly Creators and Brands;
●	Continuing to attract gifted Creators to join our network;
●	Generating and maintaining sufficient net cash inflows through our operating activities;
●	Attracting new clients, retaining existing clients, and deepening client relationships;
●	Competing effectively in the Creator Economy;
●	Improving our services to keep pace with rapidly changing demands, preferences, marketing trends, and technologies in digital marketing and social commerce;
●	Enhancing cooperation with social media platforms and other partners;
●	Expanding and operating our business to encompass additional Asian countries;
●	Expanding our business in North America;
●	Expanding our social Commerce business;
●	Innovating and growing new service offerings;
●	Recruiting and retaining talented and passionate employees.

Our Business Models

(i)	Marketing Service Model

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

The more content we create and the more viewers we attract, the more revenue will be generated from YouTube and Facebook. This part of the business generated around 10% of our total revenue in fiscal years 2024 and 2023.

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

Our clients span a diverse range of industry segments, with Fast-Moving Consumer Goods (FMCG), Travel and Tourism Boards, Gaming, Retail, and Food and Beverages being our top segments of total revenue in 2023. Our clients come from a variety of regions, with their corporate headquarters located in HK SAR, Taiwan, North America, Europe, and Southeast Asia. In determining the geographic classification of revenue, we look at the geographic locations of our subsidiaries that executed the relevant marketing campaign contract. For example, our subsidiary in Taiwan generally is our signing entity for marketing campaign contracts with clients that are based in Taiwan. Our HK SAR subsidiary generally is our signing entity for marketing campaign contracts with other clients.

Customers Concentrations

For the years ended December 31, 2024, 2023 and 2022, there was one customer who accounted for 10% or more of our revenues. These customers individually accounted for 22%, 20%, and 37% of the total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, there were two customers who each accounted for more than 10% of total accounts receivable. These two customers accounted for 20% and 13% of total accounts receivable as of December 31, 2024 and 25% and 14% of total accounts receivable as of December 31, 2023, respectively.

Vendors Concentrations

For the years ended December 31, 2024, 2023 and 2022, there was one single vendor who accounted for 10% or more of our cost of revenues. The single vendor accounted for 24%, 28%, and 35% of the total cost of revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, there was one single vendor and nil, respectively who accounted for more than 10% of total accounts payable. The one single vendor accounted for 19% of total accounts payable as of December 31, 2024.

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

For the years ended December 31, 2024, 2023 and 2022, there was one single vendor who accounted for 10% or more of our cost of revenues. The single vendor accounted for 24%, 28%, and 35% of the total cost of revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Marketing

We typically allocate 1% of our total revenue each year to trade and consumer marketing. Trade marketing refers to providing Brands with updates on upcoming trends, best practices, and successful showcases. We also engaged a professional public relations agency, Crescendo Communications, LLC, to arrange a press conference to release the report in HK SAR to reinforce our thought leader positioning. We work with trade publications to showcase our successful marketing campaigns with Creators and attract new Brands to actively approach us. In addition, we accept invitations to speak at major trade events such as All That Matters and Marketing Pulse to secure our market leader position and to share trends and best practices.

At the consumer level, we mainly focus on using social media to bring subscribers to our VS Media YouTube channels (https://www.youtube.com/c/VSMediatw), which have over 1.3 million subscribers, and our VS Media Facebook Channel (https://www.facebook.com/vsmediataiwan), which has over 2.06 million subscribers.

Insurance

We have been maintaining statutory employees’ compensation for our operations in HK SAR, Taiwan and Singapore, which we believe is in line with the industry practice in HK SAR, Taiwan and Singapore. VS Media HK maintains insurance for employees’ compensation insurance policy with AXA Insurance Hong Kong Limited covering the liability to make payments in the event of death, injury or disability of our employees under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). VS Media HK also maintains medical insurance for employees to cover their inpatient and outpatient services.

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

VS Media HK moved to our current address on April 1, 2018. We pay HK$70,000 (approximately US$8,973) monthly rental to Ours Media Hong Kong Limited (“Ours Media”), a related company owned by our Chairman and Chief Executive Officer, Nga Fan Wong. The office is not owned by Ours Media, but by a third-party landlord, and sub-let to VS Media HK. The term of the lease is for 18 months from July 1, 2024 to December 31, 2025.

In additions, we pay TWD 178,750 (approximately US$5,560) monthly rental to an independent third party for our office lease in Taiwan. The lease term is for 60 months from July 24, 2024 to July 23, 2029.

Intellectual Property

(i)	Trademarks

We have registered the following trademarks:

Country	Trademark	Application Number	Application Date	Registration Number	Classes	Status
HK SAR			April 28, 2016	303775997	35, 41	Registered on November 4, 2016

HK SAR			February 23, 2017	304056084	9, 18, 25, 28	Registered on October 5, 2018

HK SAR			February 23, 2017	304056075	18, 25, 28, 35	Registered on October 5, 2018

Taiwan				01882440	9, 16, 18, 25, 28	Registered on November 16, 2017

USA		98117684	August 4, 2023	-	35	The owner of the trademark mark (trademark no.76666510) filed another extension for submitting proof of use on November 12, 2024. As a result, the new deadline is June 12, 2025. If they fail to submit proof of use by this date, they may either file another extension or their mark will be abandoned, allowing for the registration of your mark.

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

Employees

As of the date of this annual report, we and our subsidiaries employ a total of 46 employees. 3 members of our staff are employed by Grace Creation, 17 by VS Media HK, and 26 by VS Media TW. The following table provides a breakdown of our employees by function and by location:

	Hong Kong	Taiwan	Total
Management	2	1	3
Sales & Business Development	2	6	8
Project Management	7	2	9
Creative & Marketing	1	2	3
Creators & Community Building	2	11	13
E-Commerce	2	0	2
General & Administrative	4	4	8
Total	20	26	46

Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries and performance-based cash bonuses, and we offer an employee stock ownership plan (“ESOP”) and other incentives. We primarily recruit our employees in HK SAR, Taiwan and Singapore through direct hiring. We provide robust training programs for new employees. We also conduct regular and specialized internal training to meet the needs of our employees in different departments. We arrange cross-country job rotation among our two offices in the region. We believe these training programs are effective in equipping our employees with the skill set and work ethics we require.

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

Recent developments

In December 2024, VS Media HK acquired 100% of MLINK, a full-service agency based in Macau specializing in integrated digital marketing, public relations, media amplification, and influencer partnerships. MLINK’s major clients include the Macau Arts & Culture Department, Macau Tourism Board, Wynn Macau, MGM Macau, and Galaxy Entertainment. MLINK’s strong relationships with government agencies, luxury brands, and the tourism sector are expected to help VS Media expand its footprint in the region. MLINK’s capabilities complement VS Media’s goal of increasing revenue from cross-border e-commerce and content marketing. The acquisition closed on December 31, 2024.

In December 2024, VS Media   HK entered into an asset purchase agreement with Shoptainment Limited to acquire CRUUSH, a “shoppertainment” platform that bridges influencer marketing with e-commerce. CRUUSH is powered by AI-driven influencer matching, real-time analytics, and an integrated marketplace that allows micro and nano-influencers to drive product sales. By leveraging big data analytics and live commerce strategies, CRUUSH is poised to become a critical player in the fast-growing influencer-driven e-commerce sector.

In January 2025, VS Media SG entered in a Share Purchase Agreement to acquire 21% of the entire issued share capital of S T Meng, a limited liability company incorporated in Republic of Singapore. The acquisition closed on February 21, 2025. After the acquisition, VS Media SG owns 21% equity interest of ST Meng . This acquisition enhances VS Media’s product sourcing capabilities, supporting the development of proprietary product IPs while streamlining its supply chain and reducing reliance on external providers. The acquisition closed on February 21, 2025.

REGULATIONS

HK SAR

This section sets forth a summary of the material laws and regulations applicable to our business operations in HK SAR.

HONG KONG REGULATORY OVERVIEW

During the years ended December 31, 2024 and 2023, we conducted our business in HK SAR and our revenue was generated from our operations in HK SAR. Therefore, we are principally subject to the relevant laws and regulations in HK SAR. The following sets out a summary of certain aspects of major laws and regulations which are relevant to our business operations in HK SAR.

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

A person who possesses, sells or offers for sale or hire, for the purposes of or in the course of any trade or business without the consent of the copyright owner, a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work may incur criminal liability for “secondary infringement” under the Copyright Ordinance. For the sale of an infringing copy in the course of any trade or business, upon conviction on indictment, the infringer is liable to a fine at HK$50,000 in respect of each infringing copy and to imprisonment for four years. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies of the work. In proving that he has reason to believe that the copy was not an infringing copy, the defendant has to show that (a) he had made reasonable enquiries sufficient to satisfy himself that the copy of the work imported or proposed to be imported into HK SAR was not an infringing copy of the work; (b) he had reasonable grounds to be satisfied in the circumstances of the case that the copy was not an infringing copy; and (c) there were no other circumstances which would have led him reasonably to suspect that the copy was an infringing copy. We confirmed that we do not have any actual knowledge nor have any reason to believe that any advertising materials submitted by the customers to us for publication, as well as any works created by our creators or employees, during the years ended December 31, 2024 and 2023 is an infringing copy of any work within the meaning of the Copyright Ordinance. Our directors confirm that we have complied with the Copyright Ordinance.

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

Under the Foreign Investment Statute, any foreign investor who makes an investment in accordance with this Statute is required to submit an investment application to the competent authority for approval. The foreign investor, as referred to hereunder, includes foreign legal persons when making investments within the territory of the Republic of China (“R.O.C.” or “Taiwan”). Under Article 4 of the Foreign Investment Statute, the investments may include:

1.	holding shares issued by a Taiwan company or contributing to the capital of a Taiwan company;

2.	establishing a branch office, a proprietary business, or a partnership in Taiwan; and

3.	providing loan(s) to the invested business referred to in the preceding two paragraphs for a period exceeding one (1) year.

Under Article 7 of the Foreign Investment Statute, industries which may negatively affect national security, public order, good customs, practices, or citizen health are prohibited from investment by foreign investors; industries which are restricted by laws or orders require approval of the competent authorities prior to investment. The negative list promulgated by the competent authority prescribed the prohibited and restricted industries.

Under Article 5 of the Foreign Investment Statute, the foreign investor holds, in an aggregate, more than one-third (1/3) of the total shares issued by an enterprise or if a foreign investor contributes, in an aggregate, more than one-third (1/3) of the total capital amount of an enterprise, the reinvestment to be made by the invested enterprise shall be subject to the competent authority’s approval.

Under Article 18 of the Foreign Investment Statute, unless otherwise provided for in the Foreign Investment Statute, if any foreign investor violates the provisions of this Statute or fails to perform any matters approved by the competent authority, the competent authority may deal with the situation in the following manner:

1.	revoke the investor’s right of exchange settlement against his/her income of the profit from his/her investment and the interest accrued thereon in a prescribed period of time; and

2.	revoke the approval for the investor’s investment and his/her rights under this Statute.

Under Article 31 of the Laws and Regulations Regarding Hong Kong & Macao Affairs, the relevant regulations concerning foreign investment shall apply mutatis mutandis to investment in Taiwan by Hong Kong (“HK”) or Macau residents or legal persons. Accordingly, investments from HK corporations, except those falling within the definition of PRC Investors (see “Investment by PRC Investors” below), are required to conform to the regulations prescribed under the Foreign Investment Statute when investing in Taiwan.

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

Under Article 6 of the Fair Trade Commission Disposal Directors (Policy Statements) on the Use of Endorsements and Testimonials in Advertising (“Endorsing Advertisement Explanation”), an advertising agency may be recognized as an advertiser based on the specific circumstances of its participation in the production or design of an endorsing advertisement. In this regard, the advertising agency may be punished pursuant to the provisions applicable to the advertiser.

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

Under Article 3 of the Endorsing Advertisement Explanation, advertisers shall follow the following guidance for endorsing advertising, or they may be in contravention of the Fair Trade Act:

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

Under the Fair Trade Commission’s Principles for Disposal Directions (Guideline) on Online Advertisements (“Online Advertisement Directions”), for the online advertisement completed by the merchandise suppliers in cooperation with website operators, the advertiser of the online advertisement includes any merchandise supplier who provides information on products or services and any website operator who publishes and sells the merchandise in its own name.

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

Under Article 8 of the Online Advertisement Directions, online advertisements shall not be implemented by the following practices of false or misleading representations or symbols:

1.	The price, quantity, quality, content, and other relevant transaction information shown in the advertisement do not correspond to the facts.

2.	When changes or errors in the advertised content and transaction conditions need to be corrected, they are not adequately and immediately disclosed but are merely replaced by ways of stating the messages, e.g., “See store announcements for details” or “Please call for more information.”

3.	The advertisement contains the offer content or the provision of gifts or awards, which are conditional, but does not present consumers the opportunity or means to fulfill the condition.

4.	The advertisement does not expressly state the important transaction information and related restrictions, or it is stated but misleading due to improper layout.

5.	The advertisement misleads consumers to think the product or service has been certified or approved by government agencies or other professional institutions.

6.	The content of the advertisement provides hyperlinks to other websites, causing consumers to make wrong perceptions or decisions about the quality, content, or source of the goods or services.

7.	The advertisement provides online gift coupons, buy-one-get-one-free offers, downloadable discount coupons, and other promotional activities but does not expressly state the relevant conditions of use, burden, or period.

Under Article 9 of the Online Advertisement Directions, for online advertisements that promote products or services using endorsers’ testimonials or articles written by users of social networking sites (including bloggers), the advertiser shall ensure that the content of the advertisement is factually correct and shall not engage in the preceding practices. If the provision is contravened, any endorser or user of a social networking site (including bloggers) who intentionally works together with the advertiser may be punished jointly pursuant to the provisions that the advertiser contravened.

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

Media enterprises in violation of Article 29 of the Act Governing Food Safety and Sanitation shall be fined between NT$60,000 and NT$300,000 and may be consecutively fined and shall cease the dissemination or publication of the advertisement concerned; media enterprises continuing to publish or disseminate shall be consecutively fined by such authority for each violation until the publication or broadcast is ceased; pursuant to Article 46 of the Act Governing Food Safety and Sanitation.

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

Advertising Concerning Tobacco Hazards Prevention

Under Article 12 of the Tobacco Hazards Prevention Act, the promotion or advertising of tobacco products shall not employ the following methods:

1.	Advertising through radio, television, film, video, electronic signal, Internet, newspaper, magazine, billboard, poster, leaflet, notification, announcement, reference manual, sample, posting, display, or through any other written, illustrated form, item or digital recording device;

2.	Using journalist interviews or reports to introduce tobacco products or using other people’s identities without the proper authorization to conduct promotion;

3.	Using discounts to sell tobacco products or using other items as gifts or prizes for such sales;

4.	Using tobacco products as gifts or prizes for the sale of other products or for the promotion of other events;

5.	Packaging tobacco products together with other products for sale;

6.	Distributing or selling tobacco products in the forms of individual sticks, in loose packs or sub-packages;

7.	Using merchandise with the name or forms identical or similar to brand names of trademarks of tobacco products in conducting promotion, advertising, or sponsoring any event.

8.	Using tea parties, dining parties, orientation conferences, tasting events, concerts, lectures, sport events, charity events, claiming that the products have passed the health risk assessment review, or other similar methods to conduct promotion or advertising.

9.	Direct or indirect donation to any event and activity, or natural person, legal person, group, institution, or school for the purpose of promoting the use of tobacco products.

10.	Promotion of tobacco products by multi-level marketing.

11.	Any other methods prohibited via announcement by the competent authority.

Any advertising or media enterprise which produces advertisements for tobacco products or accepts them for dissemination or printing in violation of Article 12 thereof shall be punished by a fine of no less than NTD 200,000 but no more than NTD 1,000,000 and shall be fined for each violation, pursuant to Article 33 thereof.

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

Proper Security Measures

Under Article 27 of the Personal Data Protection Act, a private agency in possession of personal data files shall implement proper security measures to prevent personal data from being stolen, altered, damaged, destroyed, or disclosed. The central government authorities in charge of the industries concerned may designate and order certain non-government agencies to establish a security and maintenance plan for the protection of personal data files and rules on disposing personal data following a business termination, which may also apply to our Taiwan subsidiary.

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

If a private agency violates Article 27 of the Personal Data Protection Act, the central government authority in charge of the industry concerned or the special municipality, county (city) government concerned shall impose a fine of not less than NT$20,000 but not more than NT$2,000,000 on the private agency, and shall order the private agency to rectify the violation within a specified period of time; if the private agency fails to rectify the violation in time or is of a serious violation, a fine of not less than NT$150,000 but not more than NT$15,000,000 shall be imposed for each occurrence of the violation, pursuant to Article 33 thereof.

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

National Health Insurance

Under Articles 10 and 15 of the National Health Insurance Act, for employees of private enterprises or institutions, the enterprises or institutions for which they work for, shall be reckoned as insured units (group insurance applicants) and shall set up special departments or agents to administer relevant matters of this Insurance.

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

Article 17 of the Labor Standards Act provides that any employer who terminates a labor contract in accordance with Article 16 shall pay severance pay.

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

Gender Equality

Under the Gender Equality in Employment Act, our Taiwan subsidiary may be subject to rules requiring us to eliminate sex discrimination and promote gender equality in Taiwan business operations from three perspectives:

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

Singapore

During the years ended December 31, 2024 and 2023 through the present date, we have not conducted any business or revenue-generating activities in Singapore. Therefore, the relevant laws and regulations in Singapore that we are principally subject to are not many. The following sets out a summary of certain inexhaustive but salient aspects of the laws which may be generally relevant to us because of our indirectly wholly-owned Singapore subsidiary, VS MEDIA PTE. LTD. (“VS Media SG”) notwithstanding we did not and have not conducted any business in Singapore.

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

Business Overview

We currently operate in two reportable segments: our marketing service and our social commerce segments.

We generated total revenue $8.25 million in 2024, increased from $7.99 million in 2023, an increase of $0.26 million, or 3.2%. Our gross profit margin decreased from 25.3% in 2022 to 20.5% in 2024.

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

GOING CONCERN

As of December 31, 2024, we suffered from a working deficit of $933,247 and an accumulated deficit of $28,501,074. For the year ended December 31, 2024, we incurred a net loss of $7,292,922 and a net cash used in operating activities of $1,487,388. These circumstances gave rise to substantial doubt that we would continue as a going concern subsequent to December 31, 2025. As of December 31, 2023, we had an accumulated deficit of $21,208,152 and its net cash used in operating activities for the year ended December 31, 2023 was $7,246,896. Accordingly, as of the date of this report, there still exist substantial doubt that we will continue as going concern. We plan to focus its resources on projects that generate sustainable positive profit margin. We also plan to raise capital via private placement or public offering in the event that we do not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we are not able to continue as a going concern.

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

Almost all of our revenues are generated in HK SAR, Taiwan and Singapore. Extending our geographical reach will increase our revenue.

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

Operating segments are components of an enterprise for which separate financial information is available and evaluated regularly by our chief operating decision maker (“CODM”) for purpose of assessing performance and allocating resources. Our CODM is our Chief Executive Officer. Revenue and operating loss are used by our CODM to assess performance of our operating segments and allocate resources. We currently operate two reportable segments: marketing services and social commerce segments. Marketing services consist of the results of campaign-based marketing services, optimization-based marketing services, and social media platform marketing services. Social commerce includes the results of the sale of products and admission fees. All our revenues are attributable to Hong Kong and Taiwan. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

A. Operating Results

RESULTS OF OPERATIONS

	For the years ended December 31,
	2024	2023	2022
Revenues, net
Marketing services	$8,114,980	$7,991,103	$8,770,919
Social commerce	133,128	—	257,268
Total revenues, net	8,248,108	7,991,103	9,028,187
Cost of revenues
Marketing services	(5,997,406)	(6,338,434)	(6,493,691)
Social commerce	(557,519)	(12,960)	(249,514)
Total cost of revenues	(6,554,925)	(6,351,394)	(6,743,205)
Gross profit	1,693,183	1,639,709	2,284,982

Operating expenses
Marketing expenses	(488,516)	(218,895)	(70,154)
Share-based compensation	(946,444)	(861,551)	—
General and administrative expenses	(7,162,954)	(6,973,526)	(3,858,561)
Total operating expenses	(8,597,914)	(8,053,972)	(3,928,715)

Loss from operations	(6,904,731)	(6,414,263)	(1,643,733)

Other income (expense)
Other income	15,086	103,006	43,342
Interest income	6,607	7,560	2
Interest expense	(409,884)	(290,745)	(206,842)
Total other expenses, net	(388,191)	(180,179)	(163,498)

Loss before income taxes	(7,292,922)	(6,594,442)	(1,807,231)

Provision for income taxes	—	—	—

Loss from continuing operations	(7,292,922)	(6,594,442)	(1,807,231)

Discontinued operations:
Loss from discontinued operations	—	—	(11,798)
Gain on disposal	—	—	5,344,229

Net (loss) income	$(7,292,922)	$(6,594,442)	$3,525,200

The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Results of Operations

Year ended December 31, 2024 as compared to year ended December 31, 2023

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

	For the years ended December 31,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	4,885,294	59.2	4,401,097	55.1	484,197	11.0
Optimization-Based Marketing Services	2,458,420	29.8	2,723,341	34.1	(264,921)	(9.7)
Marketing Services from Social Media Platforms	771,266	9.4	866,665	10.8	(95,399)	(11.0)
Social Commerce	133,128	1.6	-	-	133,128	N/A
Total	8,248,108	100.0	7,991,103	100.0	257,005	3.2

During the fiscal year ended December 31, 2024, we and our subsidiaries recorded revenue of $8,248,108, representing a slight increase of 3.2% from revenue of $7,991,103 for the fiscal year ended December 31, 2023. The increase in revenue was mainly attributable to increased revenue from our Campaign-Based Marketing Services and Social Commerce businesses. The increase was mainly due to our strategy of focusing our efforts on growing several major clients to increase their overall spending and a commercial carnival event, VS Lounge, held in February 2024.

Revenue derived from Campaign-Based Marketing Services was $4,885,294 for the fiscal year ended December 31, 2024, compared with $4,401,097 for the fiscal year ended December 31, 2023, representing an increase of 11.0%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was $2,458,420 for the fiscal year ended December 31, 2024, compared with approximately $2,723,341 for the fiscal year ended December 31, 2023, representing a decrease of 9.7%. The decrease in revenue was mainly due to the weaken market sentiment, and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong.

Revenue derived from Marketing Services from Social Media Platforms was $771,266 for the fiscal year ended December 31, 2024, compared with $866,665 for the fiscal year ended December 31, 2023, representing a decrease of 11.0%.

Revenue derived from our Social Commerce segment, created by product sales to Creators and direct customers, was $133,128 for the fiscal year ended December 31, 2024, compared with $0 for the fiscal year ended December 31, 2023. The increase was mainly attributed to admission fee and food and beverages sales from the VS Lounge, a commercial carnival event held in February 2024.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for fiscal years ended December 31, 2024 and 2023 are summarized as below:

	For the year ended December 31, 2024				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	2,106,029	41.0	2,779,265	89.3	4,885,294	59.2
Optimization-Based Marketing Services	2,458,420	47.9	-	-	2,458,420	29.8
Marketing Services from Social Media Platforms	442,013	8.6	329,253	10.6	771,266	9.4
Social Commerce	128,111	2.5	5,017	0.1	133,128	1.6
Total	5,134,573	100.0	3,113,535	100.0	8,248,108	100.0

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2024 slightly decreased by 5.7% as compared to 2023. In Taiwan, the overall revenue generated in 2024 increased by 22.1% as compared to 2023. The increase in Taiwan was primarily due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 89.3% revenue in 2024 and 87.6% revenue in 2023.

Optimization-Based Marketing Services is the biggest category in HK SAR as they contributed 47.9% of revenue in 2024 and 49.9% of revenue in 2023.

	For the year ended December 31, 2023				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	2,169,106	39.9	2,231,991	87.6	4,401,097	55.1
Optimization-Based Marketing Services	2,716,908	49.9	6,433	0.2	2,723,341	34.1
Marketing Services from Social Media Platforms	555,751	10.2	310,914	12.2	866,665	10.8
Social Commerce	-	-	-	-	-	-
Total	5,441,765	100.0	2,549,338	100.0	7,991,103	100.0

Cost of Revenues

	For the years ended December 31,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	3,207,686	48.9	3,097,669	48.8	110,017	3.6
Optimization-Based Marketing Services	2,183,080	33.3	2,538,485	40.0	(355,405)	(14.0)
Marketing Services from Social Media Platforms	606,640	9.3	702,280	11.0	(95,640)	(13.6)
Social Commerce	557,519	8.5	12,960	0.2	544,559	4,201.8
Total	6,554,925	100.0	6,351,394	100.0	203,531	3.2

Cost of Revenues for the fiscal year ended December 31, 2024 increased to $6,554,925 compared with $6,351,394 for the fiscal year ended December 31, 2023. The increase was mainly because of our strategy of focusing our efforts on growing several major clients to increase their overall spending and a commercial carnival event held in February 2024.

Cost of Revenues from Campaign-Based Marketing Services was $3,207,686 for the fiscal year ended December 31, 2024, compared with $3,097,669 for the fiscal year ended December 31, 2023, representing a slight increase of 3.6%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business in 2024.

Cost of Revenues from Optimization-Based Marketing Services was $2,183,080 for the fiscal year ended December 31, 2024, compared with $2,538,485 for the fiscal year ended December 31, 2023, representing a decrease of 14.0%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Service business.

Cost of Revenues from Marketing Services from Social Media Platforms was $606,640 for the fiscal year ended December 31, 2024, compared with $702,280 for the fiscal year ended December 31, 2023, representing a decrease of 13.6%. The decrease was in line with the decrease in revenue from Social Media Platforms.

Cost of Revenues from Social Commerce was $557,519 for the fiscal year ended December 31, 2024, compared with approximately $12,960 for the fiscal year ended December 31, 2023, representing an increase of 4,201.8%. The increase was mainly attributed to the rental of venue, worker salaries, insurance, costs of food and beverages, etc incurred for the commercial carnival event held in February 2024.

Gross Profit

	For the years ended December 31,		Variance
	2024	2023	Amount
Campaign-Based Marketing Services:
Revenues	4,885,294	4,401,097	484,197
Cost of Revenues	(3,207,686)	(3,097,669)	110,017
Gross Profit	1,677,608	1,303,428	374,180
Gross Profit Margin	34.3%	29.6%	4.7%

	For the years ended December 31,		Variance
	2024	2023	Amount
Optimization-Based Marketing Services:
Revenues	2,458,420	2,723,341	(264,921)
Cost of Revenues	(2,183,080)	(2,538,485)	(355,405)
Gross Profit	275,340	184,856	90,484
Gross Profit Margin	11.2%	6.8%	4.4%

	For the years ended December 31,		Variance
	2024	2023	Amount
Marketing Services from Social Media Platforms:
Revenues	771,266	866,665	(95,399)
Cost of Revenues	(606,640)	(702,280)	(95,640)
Gross Profit	164,626	164,385	241
Gross Profit Margin	21.3%	19.0%	2.3%

	For the years ended December 31,		Variance
	2024	2023	Amount
Social Commerce:
Revenues	133,128	-	133,128
Cost of Revenues	(557,519)	(12,960)	544,559
Gross Loss	(424,391)	(12,960)	411,431
Gross Loss Margin	(318.8)%	N/A %	(318.8)%

	For the years ended December 31,		Variance
	2024	2023	Amount
Total:
Revenues	8,248,108	7,991,103	257,005
Cost of Revenues	(6,554,925)	(6,351,394)	203,531
Gross Profit	1,693,183	1,639,709	53,474
Gross Profit Margin	20.53%	20.52%	0.0%

Gross Profit was $1,693,183 for the year ended December 31, 2024, as compared to $1,639,709 for the year ended December 31, 2023, a slight increase of $53,474.

Operating Expenses

	For the years ended December 31,		Variance
	2024	2023	Amount	%
Operating Expenses:
Marketing Expenses	488,516	218,895	269,621	123.2
Share-based compensation	946,444	861,551	84,893	9.9
General and Administrative Expenses	7,162,954	6,787,727	375,227	5.5
Listing Fee	-	185,799	(185,799)	(100.0)
Total	8,597,914	8,053,972	543,942	6.8

Marketing expenses for the fiscal year ended December 31, 2024 were $488,516 compared with $218,895 in 2023, representing a 123.2% increase. Such an increase was mainly attributable to the marketing consultancy services purchased during the period. During the year ended December 31, 2024, prior to the effective of the reverse share split, we issued 172,000 shares of Class A Ordinary Share to a consultant to compensate its marketing services rendered and recorded a fair value of $66,330 at the current market price. With effect of the reverse share split on June 18, 2024, 24,572 shares of Class A Ordinary Share were issued.

Share-based compensation for the fiscal year ended December 31, 2024 were $946,444 compared with $861,551 in 2024, representing a 9.9% increase. In April and May 2024, prior to the effective of the reverse share split, we issued aggregated 600,000 shares of Class A Ordinary Share to a consultant to compensate its services rendered. With effect of the reverse share split on June 18, 2024, 85,714 shares of Class A Ordinary Share were issued. In December 2024, we issued 506,303 shares of Class A Ordinary Share to certain consultants to compensate their services rendered.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees, and allowance for expected credit loss on accounts receivable and other receivables. General and administrative expenses increased by $375,227 or 5.5%, from $6,787,727 for the fiscal year ended December 31, 2023 to $7,162,954 for the fiscal year ended December 31, 2024. The increase was primarily due to (i) an increase in consultancy services incurred associated with operating as a public company, including costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, and (ii) an aggregated allowance for expected credit loss was provided on accounts receivable and other receivables for the year ended December 31, 2024. Among the aggregated allowance for expected credit loss, a full provision was provided on consideration receivable under deposits, prepayments and other receivables, net.

Other Income (Expenses)

	For the years ended December 31,		Variance
	2024	2023	Amount	%
Bank Interest Income	6,607	7,560	(953)	(12.6)
Sundry Income	15,086	103,006	(87,920)	(85.3)
Interest Expenses	(409,884)	(290,745)	119,139	41.0
Total	(388,191)	(180,179)	208,012	115.5

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense increased by $119,139, or 41.0%, from $290,745 for the fiscal year ended December 31, 2023 to $409,884 for the fiscal year ended December 31, 2024, which was mainly attributable to a new loan of approximately $321,000 from a financial institution during the year ended December 31, 2024. The effective interest rate of our bank loans ranged from 3.375% to 3.5% per annum for the years ended December 31, 2024 and 2023.

Net Loss

	For the years ended December 31,		Variance
	2024	2023	Amount	%
Net Loss	(7,292,922)	(6,594,442)	698,480	10.6

As a result of the foregoing, we reported a net loss of $7,292,922 for the fiscal year ended December 31, 2024, as compared with $6,594,442 for the fiscal year ended December 31, 2023, an increase of $698,480 or 10.6%.

The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Year ended December 31, 2023 as compared to year ended December 31, 2022

Revenue

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

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2023 decreased by 7.0% as compared to 2022. In Taiwan, the overall revenue generated in 2023 decreased by 19.8% as compared to 2022. The decrease in both regions was primarily due our strategy to temporarily close the low margin businesses to focus on profitability.

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

Operating Expenses

	For the years ended December 31,		Variance
	2023	2022	Amount	%
Operating Expenses
Marketing Expenses	218,895	70,154	148,741	212.0
Share-based compensation	861,551	—	861,551	N/A
General and Administrative Expenses	6,787,727	2,827,076	3,960,651	140.1
Listing Fee	185,799	1,031,485	(845,686)	(82.0)
Total	8,053,972	3,928,715	4,125,257	105.0

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

Listing fee was mainly a result of costs from our listing activities including legal and professional fees.

Other Income (Expenses)

	For the years ended December 31,		Variance
	2023	2022	Amount	%
Bank Interest Income	7,560	2	7,558	377,900.0
Sundry Income	103,006	43,342	59,664	137.7
Interest Expenses	(290,745)	(206,842)	83,903	40.6
Total	(180,179)	(163,498)	16,681	10.2

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense increased by $83,903, or 40.6%, from $206,842 for the fiscal year ended December 31, 2022 to $290,745 for the fiscal year ended December 31, 2023, which was mainly attributable to the rise in interest rate. The effective interest rate of our bank loans ranged from 3.375% to 3.5% per annum for the year ended December 31, 2023 and 2.83% per annum for the year ended December 31, 2022.

Discontinued Operations

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

Capital Structure and Liquidity

	As of December 31,		Variance
	2024	2023	Amount	%
Total Shareholders’ Equity	1,279,918	4,193,023	(2,913,105)	(69.5)

As of December 31, 2024, our total shareholders’ equity decreased by 69.5% to $1,279,918 compared to $4,193,023 as of December 31, 2023. The decrease was primarily due to the operating loss during 2024.

The shareholders’ equity includes share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income. It is computed by deducting a firm’s overall liabilities from its total assets.

	As of December 31,				Variance
	2024	%	2023	%	Amount	%
Non-current Assets	2,418,115	33.7	91,085	0.9	2,327,030	2,554.8
Current Assets	4,764,543	66.3	9,991,662	99.1	(5,227,119)	(52.3)
Total Assets	7,182,658	100.0	10,082,747	100.0	(2,900,089)	(28.8)

	As of December 31,				Variance
	2024	%	2023	%	Amount	%
Non-current Liabilities	204,950	3.5	208,116	3.1	(3,166)	(1.5)
Current Liabilities	5,697,790	96.5	5,681,608	96.9	16,182	0.3
Total Liabilities	5,902,740	100.0	5,889,724	100.0	13,016	0.2

Total assets amounted to $7,182,658 as of December 31, 2024, compared with $10,082,747 as of December 31, 2023, representing a 28.8% decrease. Current assets amounted to $4,764,543 as of December 31, 2024, compared with $9,991,662 as of December 31, 2023. Current liabilities were $5,697,790 as of December 31, 2024, compared with $5,681,608 as of December 31, 2023. The current ratio in 2024 was 0.84, compared with 1.76 in 2023. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of December 31,		Variance
	2024	2023	Amount	%
Current Assets	4,764,543	9,991,662	(5,227,119)	(52.3)
Current Liabilities	(5,697,790)	(5,681,608)	16,182	0.3
Working (Deficit) Capital	(933,247)	4,310,054	(5,243,301)	(121.7)

As of December 31, 2024, our working deficit was $933,247. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

On April 28, 2024, we obtained a short-term loan from a finance company in Hong Kong, which bears interest at a fixed rate of 36% per annum, is repayable in April 2025 and guaranteed by our director, Ms. Nga Fan Wong. These funds were made available for our working capital. To date, we have financed our operations primarily through cash flow from operations, loans from third parties, issuance of shares to compensate services rendered, and bank financing. We plan to support our future operations from new funding raised from private placement or public offering, cash generated from our operations and cash on hand.

On August 4, 2024, we issued a convertible promissory note of $230,800 to an independent third party bearing an interest of 20% per annum with a maturity of twenty-four months after the issuance date. In December 2024, we issued 311,466 shares of Class A Ordinary Share to settle the outstanding convertible promissory note at the conversion price of $0.78 per share.

On September 25, 2024, we issued convertible promissory note of $90,136 to an independent third party bearing an interest of 20% per annum with a maturity of twelve months after the issuance date. In December 2024, we issued 118,860 shares of Class A Ordinary Share to settle the outstanding convertible promissory note at the conversion price of $0.78 per share.

On December 19, 2024, we entered into the binding term sheets of private placement among five individual investors pursuant to which we received the aggregate gross proceeds of $1,000,000 by issuing 1,030,927 shares of our Class A Ordinary Share at a fixed price of $0.97 per share.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2023 and the term loan facility and anticipated proceeds from this Offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this Offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

Contractual Obligations

As of December 31, 2024, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,784,140 and $1,491,227, respectively. As of December 31, 2023, our contractual obligation to repay outstanding bank debt (non-current) and loans from related parties totaled $2,228,037 and $1,312,019, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of December 31, 2024 and 2023, our future lease payments totaled $258,967 and $34,143, respectively.

Cash Flows

The following table summarizes our cash flow data for the years presented:

	For the years ended December 31
	2024	2023
Net cash provided by (used in)
Operating activities	(1,487,388)	(7,246,896)
Investing activities	(71,871)	(2,810)
Financing activities	971,483	7,662,494
Net increase in cash and cash equivalents	(587,776)	412,788
Effect of foreign currency translation	(137,126)	266,790
Cash and cash equivalents, beginning of year	1,500,148	820,570
Cash and cash equivalents, end of year	775,246	1,500,148

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was primarily the result of net loss of $7,292,922, an increase in accounts payable, related party of $30,648 and accruals and other payables of $742,938, a decrease in accounts receivable of $748,178, deposits, prepayments, and others receivable of $2,011,708, accounts payables of $856,009, receipt in advance of $47,357, and operating lease liabilities of $64,419, with non-cash adjustments consisting of share-based compensation of $946,444, allowance for expected credit losses of $2,132,724, non-cash marketing expense of $66,330, and depreciation and amortization of $94,349.

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

Investing Activities

Net cash used in investing activities amounted to $71,871 for the year ended December 31, 2024, representing the purchase of plant and equipment of $4,888, purchase of long-term investments of $100,444, and offset by the net cash acquired from acquisition of a subsidiary of $33,461.

Net cash used in investing activities amounted to $2,810 for the year ended December 31, 2023, representing purchase of plant and equipment.

Financing Activities

Net cash provided by financing activities amounted to $971,483 for the year ended December 31, 2024 was primarily comprised of proceeds from private placements of $1,004,439 and convertible promissory notes of $335,415, and advances from related parties of $207,893, offset by repayments of short-term bank loans and other borrowings in aggregate of $443,897 and repayments to related parties of $132,367.

Net cash provided by financing activities amounted to $7,662,494 for the year ended December 31, 2023 was primarily comprised of proceeds from IPO offering of $8,047,695 and advances from related parties of $5,455, offset by repayments of short-term bank loans of $40,368 and repayments to related parties of $350,288.

The following table summarizes our cash flow data for the periods presented:

	For the years ended December 31,
	2023	2022
Net cash provided by (used in)
Operating activities	(7,246,896)	(2,046,957)
Investing activities	(2,810)	2,174,025)
Financing activities	7,662,494	(372,883)
Net increase in cash and cash equivalents	412,788	(245,815)
Effect of foreign currency translation	266,790	280,796
Cash and cash equivalents, beginning of year	820,570	785,589
Cash and cash equivalents, end of year	1,500,148	820,570

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, recoverability of long-lived assets, provisions necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparing our consolidated financial statements.

The following critical accounting policies were used in preparing our consolidated financial statements:

Basis of presentation

The accompanying audited consolidated financial statements include our accounts and our subsidiaries. We eliminate all significant intercompany balances and transactions in its audited consolidated financial statements.

We have prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). We maintain its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We make these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

We make a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. We typically apply a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in our results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We review goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

We perform its annual impairment test of goodwill at the end of each fiscal year. First, we assess qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, we perform a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Accounting for the impairment of long-lived assets

We annually review its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if we have inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Lease

Effective January 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. We first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. We accrue costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, we disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. We do not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). Our functional currency is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and Grace Creation’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Our revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Revenue Recognition

We adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We recognize revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when we have negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer.

A summary of each of our revenue streams under ASC 606 is as follows:

Marketing services from clients

We offer clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage our experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. We provide custom-made digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, we provide (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; and (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google. The performance obligation under the campaign-based marketing services is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount we are entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. We may contract directly with a third-party, however, we are responsible for delivering the campaign results to its clients with or without the third-party. We are responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. We have discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

We monetize its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. We recognize revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence we provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. We pay certain third parties a percentage of advertising revenue for their service of the creation of contents. We control the advertising service as we are primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

We recognize revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although we did not bear inventory risk, we have separate agreements with its customers and suppliers. We have primary responsibility for products meeting customers’ specifications, instead of suppliers, and have discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with our customers, nor are the beneficiaries of our customer agreements. Accordingly, we have control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

We do not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

Significant balance sheet accounts related to the revenue cycle are as follows:

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable are within 30 days upon the invoice issued. We maintain an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. We consider several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Expected credit losses

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Income taxes

We recognize deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

We determine that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

We present comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income (loss) per share

We compute income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and/or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with our internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing our business segments.

Our chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in two reportable segments, marketing services and social commerce segments for the years presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Financial instruments

Our financial instruments, including cash and cash equivalents, accounts receivable, deposits, prepayments, and other receivables, accounts payable, accruals and other payables, receipt in advance, amounts due from (to) related parties, and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by us. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

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

We analyze all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB amended guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The revised guidance requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decisionmaker (CODM), including public entities with a single reportable segment. The amended guidance is effective for fiscal years beginning in January 2024 and interim periods beginning January 2025 on a retrospective basis. Early adoption is permitted. We are currently evaluating the impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require public entities to disclose significant segment expenses and other segment items and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. The adoption of this standard for the year ended December 31, 2024 did not have a material impact on our consolidated financial results, but resulted in enhanced disclosures as included in Note 9. Segment Information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for our annual reporting periods beginning in January 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. We are currently evaluating the impact on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which adds an illustrative example aimed at clarifying the scope application of a profit interest award in accordance with Topic 718. The update will be effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Upon adoption, the new standard is not expected to have an impact on our financial position or results of operations.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. As of December 31, 2024 and 2023, we have no outstanding foreign currency hedge contracts.

INTEREST RATE RISK EXPOSURE

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our variable-rates short-term bank loans and bank balances.

We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, our post tax loss for the years ended December 31, 2024, 2023 and 2022 would have increased or decreased by approximately $17,841, $7,920 and $8,075, respectively.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of December 31, 2024 and 2023.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 and 2023.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers:	Age	Position / Title
Nga Fan WONG	51	Chief Executive Officer and Chairperson
Yuet Wang MOK	36	Chief Financial Officer
Ho Ling Honnus CHEUNG	54	Director
Liqian LIAO	38	Director
Rose Ellen STEINBERG	51	Director

The business address of the officers and directors is 6/F, KOHO, 75 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Brief biographies of our executive officers and directors are provided below.

Executive Officers

Chief Executive Officer

Nga Fan WONG graduated from the University of Toronto (Canada) with a Bachelor of Commerce degree in International Marketing and Economics. Ms. Wong is our Chairperson and Founder and has served as our Chief Executive Officer since 2013. Prior to founding our Company, she founded another company, Vissible Limited. Vissible Limited launched an award-winning mobile application called Viss, a social media and commerce platform focused on fashion and lifestyle that was acquired by HMV Hong Kong in 2012. She has led major media companies into top digital positions in Asia, initially as Senior Director of Global Sales at Yahoo! where she oversaw international clients’ multi-million-dollar accounts and was responsible for sales development in the Asia Pacific region from 1999 to 2007. She then joined Television Broadcasts Limited as Chief Operating Officer of TVB.com, followed by serving as Chief Executive Officer of Next Mobile Limited. From being Yahoo! Hong Kong’s first local member to heading its Asia Pacific global sales team, building TVB.com and myTV’s OTT platform from scratch, and repacking Apple Daily News with mobile interactive games and features, she has swept the media industry across print, TV, digital, mobile, and now social media.

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

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024 and 2023 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG(1)	2024	246,110	-	14,680	-	-	-	-	260,790
Chief Executive Officer	2023	245,336	-	-	-	-	-	-	245,336

Yuet Wang MOK(2)	2024	77,935	-	7,340	-	-	-	-	85,275
Chief Financial Officer	2023	67,467	-	-	-	-	-	-	67,467

(1)	Ms. Nga Fan WONG received 40,000 shares of Class A Ordinary Share during 2024.
(2)	Mr. Yuet Wang MOK received 20,000 shares of Class A Ordinary Share during 2024.

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024 and 2023 earned by or paid to our directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG(1)	2024	246,110	-	14,680	-	-	-	-	260,790
Director	2023	245,336	-	-	-	-	-	-	245,336

Ho Ling Honnus CHEUNG(3)	2024	20,000	-	5,505	-	-	-	-	25,505
Director	2023	5,000	-	-	-	-	-	-	5,000

Liqian LIAO	2024	20,000	-	-	-	-	-	-	20,000
Director	2023	5,000	-	-	-	-	-	-	5,000

Rose Ellen STEINBERG(4)	2024	20,000	-	5,505	-	-	-	-	25,505
Director	2023	5,000	-	-	-	-	-	-	5,000

(3)	Ms. Ho Ling Honnus CHEUNG received 15,000 shares of Class A Ordinary Share during 2024.
(4)	Ms. Rose Ellen STEINBERG received 15,000 shares of Class A Ordinary Share during 2024.

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

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 9,493,391 Ordinary Shares outstanding as of February 26, 2025.

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

	Ordinary shares beneficially owned
	Class A Number	Class B Number	Percent of Total Voting Power

Directors and Executive Officers:
Nga Fan WONG (1)	720,655	285,715	40.86%
Ho Ling, Honnus CHEUNG	15,000	-	0.10%
Liqian LIAO	-	-	-
Rose Ellen STEINBERG	15,000	-	0.10%
Yuet Wang MOK	20,000	-	0.14%
Directors and Executive Officers as a group	90,000	285,715	41.20%

Principal Shareholders:
Amazing Grace Limited (1)	720,655	285,715	40.86%

(1) Ms. Nga Fan WONG, our CEO and Chairlady of the board, owns 100% equity interest in Amazing Grace Limited, a British Virgin Islands business company.

As of the date of this annual report, approximately 19.33% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

	For the years ended December 31,
	2024	2023	2022

Rental expenses paid to
Ours Media Hong Kong Limited (“Ours Media HK”).
- For office purpose	$97,675	$87,401	$87,353

Loan interest expenses paid to
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	71,899	71,111	71,636
Amazing Grace Limited (“Amazing Grace”)	-	-	60,351

Revenue received from
Ours Media HK	30,565	36,110	-
Ms. Wong Nga Fan	-	-	1,052
Mr. Yu Chi Kit	-	-	101
Ms. Yeung Sau Ling	-	-	372

Cost of revenue to
Ours Media HK	769	-	-

Amounts due from (to)
Ours Media Limited	31,624	-	-
Ours Media HK	(184,948)	1,799	(7,254)
Ms. Wong Nga Fan	(68,026)	(75,604)	(504,484)
Ms. Cheung Ho Ling Honnus	(25,111)	(4,995)	-
Mr. Liao Liqian	(25,111)	(4,995)	-
Ms. Rose Ellen Steinberg	(25,111)	(4,995)	-
Mr. Yu Chi Kit	-	-	(140)
Ms. Yeung Sau Ling	-	-	(213)
Amazing Grace Limited	-	-	-
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	(1,162,920)	(1,295,287)	(1,231,327)

Accounts payable, related party
Ours Media HK	30,648	-	-

Ms. Wong is our current Chief Executive Officer and common director of Ours Media HK and Ours Media Limited.

As of December 31, 2024 and December 31, 2023, the amounts due to Ms. Wong, our Chief Executive Officer, are $68,026 and $75,604, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2024 and December 31, 2023, the amounts due to Ms. Cheung, Mr. Liao, and Ms. Steinberg, our Independent Directors, are in aggregate of $75,333 and $14,985, respectively, and are unsecured, interest free and repayable on demand.

As of December 31, 2024 and 2023, the loans from DNAP, which is controlled by one of our shareholders amounting to $1,162,920 and $1,295,287, respectively, are interest-bearing at 8% per annum and repayable by 12 equal consecutive monthly instalments, commencing on January 31, 2023.

As of December 31, 2024 and 2023, the amounts due from Ours Media Limited are $31,624 and nil, respectively, which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2024 and 2023, the amounts due (to) from Ours Media HK are $(184,948) and $1,799, respectively, which are unsecured, interest free and have no fixed terms of repayment.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceedings. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our indirect wholly-owned SG subsidiary, VS Media SG, indirect wholly-owned HK SAR subsidiaries, VS Media HK and Grace Creation and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 28, 2023 under the symbol “VSME.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 28, 2023 under the symbol “VSME.”

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

The Company’s monetary assets and liabilities are mainly denominated in HK$ and NT$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Credit Risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended December 31, 2024, 2023 and 2022 was $1,360,656, $2,131,371 and $1,917,732.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of December 31, 2024 and 2023 is $1,749,619 and $0, respectively.

Interest Rate Risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2024, 2023 and 2022 would have increased or decreased by approximately $17,841, $7,920 and $8,075, respectively.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-273914)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 273914) for our initial public offering, which was declared effective by the SEC on September 26, 2023. On October 2, 2023, we completed our initial public offering in which we issued and sold an aggregate of 2,000,000 Ordinary Shares, at a price of $5.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $8,047,695. Univest Securities LLC was the representative of the underwriters of our initial public offering.

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

We received net proceeds of approximately $8.05 million after the deduction of approximately $1.95 million of offering costs. As of the date of this annual report, we have fully utilized the net proceeds for (i) expanding our business scale and territory expansion for North America and Southeast Asia; (ii) general working capital; (iii) our Creators Incubation Program to further recruit and develop talented Creators in the Asia Pacific and North America regions; (iv) build up our Data Analytics Platform to enhance Creators profiles and their fans’ demographics and behavior user analysis as well as enhance Social Commerce conversion; (v) expanding our manpower and talent pool as we plan to expand the scale of our business in HK SAR and Taiwan with stronger talent and training programs; and (vi) repaying shareholder and bank loans.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and WWC, P.C, our independent registered public accounting firm for the periods indicated:

Assentsure

	For the Fiscal Years Ended December 31,
	2024	2023	2022
Audit fees(1)	$270,000	$180,000	$-
Audit-Related fees	-	6,065	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$270,000	$186,065	$-

WWC

	For the Fiscal Years Ended December 31,
	2024	2023	2022
Audit fees(1)	$-	$-	$283,000
Audit-Related fees	-	33,501	1,108
Tax fees	-	-	-
All other fees(2)	-	5,000	-
Total	$-	$38,501	$284,108

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VSME and its operating entities are included at the end of this annual report.

VS MEDIA HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of VS MEDIA Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VS MEDIA Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has a negative operating cash flow of $1,487,388 and $7,246,896 for the years ended December 31, 2024 and 2023, respectively and accumulated deficit of $28,501,074 and $21,208,152, respectively as of December 31, 2024 and 2023. The Company has incurred recurring losses and sustained a net loss from continuing operations of $7,292,922 and $6,594,442 for the years ended December 31, 2024 and 2023, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

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

/s/ Assentsure PAC

Singapore

April 14, 2025

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$775,246	$1,500,148
Accounts receivable, net	1,360,656	2,131,371
Deposits, prepayments and other receivables, net	2,597,017	6,358,344
Due from related parties	31,624	1,799
Total current assets	4,764,543	9,991,662

Non-current assets
Plant and equipment, net	13,814	19,609
Intangible assets, net	926,852	37,333
Goodwill	1,118,038	—
Right-of-use assets, operating leases	258,967	34,143
Long-term investments, net	100,444	—
Total non-current assets	2,418,115	91,085
TOTAL ASSETS	$7,182,658	$10,082,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans - current	$1,462,204	$1,587,680
Other borrowings - current	321,936	432,241
Accounts payable	1,238,304	1,837,795
Accounts payable, related party	30,648	—
Due to related parties	328,307	90,589
Loan - related party	1,162,920	1,295,287
Receipt in advance	91,984	139,341
Lease liabilities - current	54,017	34,143
Accruals and other payables	1,007,470	264,532
Total current liabilities	5,697,790	5,681,608

Non-current liabilities
Other borrowings – non-current	—	208,116
Lease liabilities – non-current	204,950	—
Total non-current liabilities	204,950	208,116
TOTAL LIABILITIES	$5,902,740	$5,889,724

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY**
Class A Ordinary Share, unlimited authorized shares, no par value, 7,707,676 and 2,857,153 shares issued and outstanding as of December 31, 2024 and 2023, respectively	$8,047,695	$8,047,695
Class B Ordinary Share, unlimited authorized shares, no par value, 285,715 shares issued and outstanding as of December 31, 2024 and 2023	—	—

Additional paid-in capital	21,592,418	17,075,568
Accumulated other comprehensive income	140,879	277,912
Accumulated deficit	(28,501,074)	(21,208,152)
Total shareholders’ equity	1,279,918	4,193,023

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,182,658	$10,082,747

**	The consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the years ended December 31,
	2024	2023	2022

Revenues, net	$8,248,108	$7,991,103	$9,028,187
Cost of revenues	(6,554,925)	(6,351,394)	(6,743,205)
Gross profit	1,693,183	1,639,709	2,284,982

Operating expenses
Marketing expenses	(488,516)	(218,895)	(70,154)
Share-based compensation	(946,444)	(861,551)	—
General and administrative expenses	(7,162,954)	(6,973,526)	(3,858,561)
Total operating expenses	(8,597,914)	(8,053,972)	(3,928,715)

Loss from operations	(6,904,731)	(6,414,263)	(1,643,733)

Other income (expense)
Other income	15,086	103,006	43,342
Interest income	6,607	7,560	2
Interest expense	(409,884)	(290,745)	(206,842)
Total other expenses, net	(388,191)	(180,179)	(163,498)

Loss before income taxes	(7,292,922)	(6,594,442)	(1,807,231)

Provision for income taxes	—	—	—

Loss from continuing operations	(7,292,922)	(6,594,442)	(1,807,231)

Discontinued operations:
Loss from discontinued operations	—	—	(11,798)
Gain on disposal	—	—	5,344,229

Net (loss) income	$(7,292,922)	$(6,594,442)	$3,525,200

Other comprehensive (loss) income
Foreign currency translation adjustment	(137,033)	259,131	591,294
Total comprehensive (loss) income	$(7,429,955)	$(6,335,311)	$4,116,494

Loss per share from continuing operations – basic and diluted	$(2.30)	$(2.31)	$(0.63)
Income per share from discontinued operations – basic and diluted	$—	$—	$1.87
(Loss) income per share – basic and diluted	$(2.30)	$(2.31)	$1.23
Weighted average number of ordinary shares outstanding – basic and diluted**	3,165,662	2,857,153	2,857,153

**	The consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		For the years ended December 31, 2024, 2023, and 2022
		Class A ordinary shares**		Class B ordinary shares**		Ordinary shares**		Additional		Accumulated other	Total
	Note 12	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	shareholders’equity
Balance, January 1, 2022		—	$—	—	$—	2,857,153	$20	$15,713,997	$(18,138,910)	$(572,513)	$(2,997,406)
Receipt related to allotment of ordinary shares		—	—	—	—	—	—	500,000	—	—	500,000
Release upon disposal of subsidiaries		—	—	—	—	—	—	—	—	277,595	277,595
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	313,699	313,699
Net income		—	—	—	—	—	—	—	3,525,200	—	3,525,200

Balance, December 31, 2022		—	—	—	—	2,857,153	20	16,213,997	(14,613,710)	18,781	1,619,088
Restructuring of share class		2,571,428	—	285,715	—	(2,857,153)	(20)	20	—	—	—
Share-based compensation		—	—	—	—	—	—	861,551	—	—	861,551
Proceeds from IPO offering, net	(i)	285,725	8,047,695	—	—	—	—	—	—	—	8,047,695
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	259,131	259,131
Net loss		—	—	—	—	—	—	—	(6,594,442)	—	(6,594,442)

Balance, December 31, 2023		2,857,153	8,047,695	285,715	—	—	—	17,075,568	(21,208,152)	277,912	4,193,023
Issuance of ordinary shares for settlement of service fees	(ii)	530,875	—	—	—	—	—	782,414	—	—	782,414
Share-based compensation	(iii)	85,714	—	—	—	—	—	235,038	—	—	235,038
Issuance of ordinary shares for share-based compensation	(iv)	622,681	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for conversion of promissory notes	(v)	430,326	—	—	—	—	—	335,415	—	—	335,415
Issuance of ordinary shares for private placement	(vi)	1,030,927	—	—	—	—	—	1,004,439	—	—	1,004,439
Issuance of ordinary shares for acquisition of an intangible asset	(vii)	900,000	—	—	—	—	—	903,995	—	—	903,995
Issuance of ordinary shares for acquisition of a subsidiary	(viii)	1,250,000	—	—	—	—	—	1,255,549	—	—	1,255,549
Foreign currency translation		—	—	—	—	—	—	—	—	(137,033)	(137,033)
Net loss for the year		—	—	—	—	—	—	—	(7,292,922)	—	(7,292,922)

Balance, December 31, 2024		7,707,676	$8,047,695	285,715	$—	—	$—	$21,592,418	$(28,501,074)	$140,879	$1,279,918

**	The consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDAIRIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations	$(7,292,922)	$(6,594,442)	$(1,807,231)
Loss from discontinued operations	—	—	(11,798)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Depreciation of plant and equipment	9,549	11,032	7,610
Amortization of intangible assets	20,381	20,317	20,306
Non-cash lease expense	64,419	65,914	66,683
Share-based compensation	946,444	861,551	—
Marketing expense	66,330	—	—
Allowance for expected credit loss	2,132,724	—	204,000
Written-off accounts receivable	—	—	5,321
Written-off inventories	—	—	369
Change in operating assets and liabilities
Accounts receivable	748,178	(213,639)	479,236
Deposits, prepayments and other receivables	2,011,708	(1,812,753)	(1,130,984)
Inventories	—	—	8,778
Deposit paid for acquisition of intangible assets	—	115,601	(114,938)
Accounts payable	(856,009)	801,005	(247,422)
Accounts payable, related party	30,648	—	—
Receipt in advance	(47,357)	80,272	9,748
Operating lease liabilities	(64,419)	(66,446)	(66,683)
Accruals and other payables	742,938	(515,308)	557,662
Net cash used in operating activities – continuing operations	(1,487,388)	(7,246,896)	(2,019,343)
Net cash used in operating activities – discontinued operations	—	—	(27,614)
Net cash used in operating activities	(1,487,388)	(7,246,896)	(2,046,957)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(4,888)	(2,810)	—
Purchase of long-term investments	(100,444)	—	—
Net cash acquired from acquisition of a subsidiary	33,461	—	—
Proceeds from disposal of subsidiaries	—	—	2,174,025
Net cash used in investing activities	(71,871)	(2,810)	2,174,025

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank loans	(125,476)	(40,368)	—
Proceeds from short-term bank loans	—	—	383,127
Repayments of other borrowings	(318,421)	—	—
Proceeds from other borrowings	—	—	629,109
Proceeds from private placement	1,004,439	—	—
Proceeds from convertible promissory notes	335,415	—	—
Repayments of promissory notes payable	—	—	(1,584,735)
Net proceeds from IPO offering	—	8,047,695	—
Advances from related parties	207,893	5,455	—
Repayments to related parties	(132,367)	(350,288)	(379,093)
Loan from a shareholder	—	—	71,716
Proceeds from issue of ordinary shares	—	—	500,000
Net cash provided by (used in) financing activities – continuing operations	971,483	7,662,494	(379,876)
Net cash provided by financing activities – discontinued operations	—	—	6,993
Net cash provided by (used in) financing activities	971,483	7,662,494	(372,883)

Net (decrease) increase in cash and cash equivalents	(587,776)	412,788	(245,815)
Effect of foreign currency translation on cash and cash equivalents	(137,126)	266,790	280,796
Cash and cash equivalents, beginning of year	1,500,148	820,570	785,589
Cash and cash equivalents, end of year	$775,246	$1,500,148	$820,570

Supplemental cash flow information:
Cash received for interest	$6,607	$7,560	$2
Cash paid for interest	$409,884	$290,745	$206,842
Cash paid for listing fee	$—	$185,799	$1,031,485

Supplemental disclosure of non-cash investing and financing activities:
Issuance of ordinary shares for acquisition of a subsidiary	$1,255,549	$—	$—
Issuance of ordinary shares for acquisition of an intangible assets	$909,790	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

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

VS MEDIA PTE. LTD. (“VS Media SG”) was incorporated in Singapore on July 23, 2019 and is dormant.

On December 30, 2024, VS Media HK entered into a share purchase agreement with the shareholders of MLINK Limited (“MLINK”) to acquire 100% equity interest of MLINK in consideration of 1,250,000 shares of Class A Ordinary Share of the Company. The acquisition was completed on December 31, 2024. MLINK was incorporated and domiciled in Macau SAR on September 19, 2023 with principal activity engaged in the provision of digital marketing services.

The following is an organization chart of the Company and its subsidiaries:

VSME and its subsidiaries are hereinafter referred to as the “Company”.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

GOING CONCERN

For the year ended December 31, 2024, the Company reported net loss of $7,292,922 and net cash used in operating activities of $1,487,388. As of December 31, 2024, the Company had an accumulated deficit of $28,501,074. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2024. As of the date of this report, there still exist substantial doubt that the Company will continue as going concern. Management plans to focus its resources on more profitable projects. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The accompanying consolidated financial statements reflect the activities of the Company and each of the following subsidiaries:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$—	*
GRACE CREATION LIMITED	HK SAR	100	$—	*
VS MEDIA LIMITED	Taiwan	100	$198,288
MLINK Limited	Macau SAR	100	$64,103

*	Less than $1

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Business combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable are within 30 days upon the invoice issued. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Expected credit losses

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment

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

Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the end of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Long-term investments, net

The Company invests in equity securities of a privately-held company that do not have readily determinable fair values. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issue.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

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

As of December 31, 2024 and 2023, there were approximately $0.3 million and $0.03 million right of use (“ROU”) assets and approximately $0.3 million and $0.03 million and lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 9) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% and 2.75% as of December 31, 2024 and 2023, respectively.

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”), Singaporean dollar (“SG$”). VSM, VS Media HK and Grace Creation’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2024	2023	2022
Year-end $: HK$ exchange rate	7.7655	7.8081	7.7854
Annual average $: HK$ exchange rate	7.8014	7.8260	7.8303
Year-end $: NT$ exchange rate	32.7515	30.5106	30.6524
Annual average $: NT$ exchange rate	32.1557	31.0906	29.7965
Year-end $: SG$ exchange rate	1.3625	1.3192	1.3518
Annual average $: SG$ exchange rate	1.3376	1.3410	1.3787
Year-end $: CNY$ exchange rate	N/A	N/A	6.7352
Annual average $: CNY$ exchange rate	N/A	N/A	6.5149

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

The Company’s main business operations are to provide: (i) campaign-based marketing services; (ii) optimization-based marketing services; (iii) social media platforms marketing services; and (iv) social commerce.

	For the years ended December 31,
	2024	2023	2022
Campaign-based marketing services	$4,885,294	$4,401,097	$3,903,427
Optimization-based marketing services	2,458,420	2,723,341	3,986,865
Social media platforms marketing services	771,266	866,665	880,627
Social commerce	133,128	—	257,268
Total revenues	$8,248,108	$7,991,103	$9,028,187

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

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

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

Income (loss) per share

The Company computes income (loss) per share following ASC Topic 260, “Earnings per share.” Basic income (loss) per share is measured as the income (loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income (loss) per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2024, 2023 and 2022.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in two reportable segments, marketing services and social commerce segments for the years presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

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

Recently issued accounting standards not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require public entities to disclose significant segment expenses and other segment items and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. The adoption of this standard for the year ended December 31, 2024 did not have a material impact on the Company’s consolidated financial results, but resulted in enhanced disclosures as included in Note 16, Segment Reporting.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning in January 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which adds an illustrative example aimed at clarifying the scope application of a profit interest award in accordance with Topic 718. The update will be effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Upon adoption, the new standard is not expected to have an impact on the Company’s financial position or results of operations.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 – BUSINESS COMBINATION

On December 30, 2024, VS Media HK entered into a share purchase agreement with the shareholders of MLINK Limited (“MLINK”) to acquire their 100% equity interest in a consideration of 1,250,000 shares of Class A Ordinary Share of the Company, at the current market price of $1 per share. The acquisition was completed on December 31, 2024. MLINK was incorporated and domiciled in Macau SAR on September 19, 2023 with principal activity engaged in the provision of digital marketing services.

The acquisition was accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The Company was determined to be the accounting acquirer.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

In accordance with ASC 805, the Company recorded the acquisition based on the fair value of the consideration transferred and then allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the value of consideration transferred over the aggregate fair value of those net assets was recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually or more frequently when certain indicators are present. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and selection of comparable companies.

The Company incurred approximately $10,255 in acquisition-related costs associated with the acquisition. These costs and expenses primarily include fees associated with financial, legal, and accounting advisors. These costs were recorded in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The purchase consideration and estimated fair value assessment of the assets acquired and liabilities assumed is as follows:

Amount

Fair value of assets acquired:
Cash	$33,461
Accounts receivable, net	360,568
Goodwill	1,118,038
Amounts attributable to assets acquired	1,512,067

Fair value of liabilities assumed:
Accounts payable	(256,518)
Foreign currency translation	(5,549)
Amounts attributable to liabilities assumed	(262,067)

Net assets acquired and liabilities assumed	$1,250,000

Share-based consideration:
VSME Class A Ordinary Share issued, at a fair value of $1 per share	$1,250,000

The Company performed its assessment on goodwill and determined there was no impairment charges for the year ended December 31, 2024.

Financial and pro forma financial information are not presented for the acquisitions, as such results are immaterial, individually and in aggregate, to the current period.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2024	2023

Accounts receivable	$1,743,761	$2,131,371
Less: allowance for expected credit loss	(383,105)	—
	$1,360,656	$2,131,371

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2024	2023

Balance at beginning, January 1	$—	$(275,000)
Allowance for expected credit losses	(383,105)	—
Written-off as uncollectible	—	275,000
Balance at end, December 31,	$(383,105)	$—

For the years ended December 31, 2024, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $383,105, $0, and $137,000 on accounts receivable, respectively.

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of December 31,
	2024	2023
Consideration receivable	$1,625,779	$1,625,779
Deposits	22,484	18,067
Prepayments	2,573,047	3,941,488
Other receivables	125,326	773,010
	4,346,636	6,358,344
Less: allowance for expected credit loss	(1,749,619)	—
Total	$2,597,017	$6,358,344

During the year ended December 31, 2023, the Company prepaid an aggregate consideration of $6,100,000 to obtain corporate advisory and training services from certain independent third party consultants. The service periods are ranged from March 2023 to December 2024. During the year ended December 31, 2024, the Company agreed with the independent third party consultants to extend the service periods to June 2025. The prepayments are amortized over the service periods and the consulting service fee was expensed to the general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2024	2023

Balance at beginning, January 1	$—	$(69,000)
Allowance for expected credit losses	(1,749,619)	—
Written-off as uncollectible	—	69,000
Balance at end, December 31	$(1,749,619)	$—

For the years ended December 31, 2024, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $1,749,619, $0, and $67,000 on deposits, prepayments and other receivables, respectively.

NOTE 6 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of December 31,
At cost:	2024	2023
Leasehold improvements	$34,615	$37,159
Furniture and fixtures	7,742	8,310
Equipment	44,385	40,135
	86,742	85,604
Less: accumulated depreciation	(72,928)	(65,995)
Total	$13,814	$19,609

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $9,549, $11,032, and $7,610, respectively.

For the years ended December 31, 2024, 2023 and 2022, the Company evaluated and determined there was no impairment loss on the plant and equipment.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of December 31,
Software platform	2024	2023
Cost:
Balance at beginning of year	$101,817	$101,817
Additions	905,607	—
Foreign currency translation	4,741	—
Balance at end of year	1,012,165	101,817

Accumulated amortization:
Balance at beginning of year	(64,484)	(44,249)
Charge for the year	(20,381)	(20,317)
Foreign currency translation	(448)	82
Balance at end of year	(85,313)	(64,484)

Net carrying value	$926,852	$37,333

On December 23, 2024, VSHK purchased CRUUSH platform from an independent third party in a share-based consideration of 900,000 shares of Class A Ordinary Shares of the Company at the current market price of $1 per share.

CRUUSH is a blockchain enabled social eCommerce platform which enables creators to promote and post their products or services to the social media to drive their fans to purchase and receive rewards.

Amortization expense for the years ended December 31, 2024, 2023 and 2022 was $20,381, $20,317, and $20,306, respectively. The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

December 31,
2025	$199,020
2026	181,958
2027	181,958
2028	181,958
2029	181,958
Total	$926,852

NOTE 8 – LONG-TERM INVESTMENTS, NET

	As of
	Ownership interest	December 31, 2024	Ownership interest	December 31, 2023

Non-marketable equity securities:
Investment A	4%	$100,444	—	$—

On February 20, 2024, the Company entered a subscription and investment agreement to acquire 4% equity interest of Investment A for a cash consideration of $100,000. Investment A is a limited liability company incorporated in Georgia, the United States of America. Investment A is a private company and its principal business is concentrated in the provision of marketing services to develop and deploy brands and talent.

Investments in non-marketable equity securities consist of investments in a limited liability company in which the Company’s interests are deemed minor and long-term. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses the investments subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

For the years ended December 31, 2024 and 2023, the Company evaluated the investments and there was no impairment loss on the investments.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

NOTE 9 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 9) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% and 2.75% as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the right-of-use assets totaled $258,967 and $34,143, respectively.

As of December 31, 2024 and 2023, lease liabilities consist of the following:

	As of December 31,
	2024	2023
Lease liabilities – current portion	$54,017	$34,143
Lease liabilities – non-current portion	204,950	—
Total	$258,967	$34,143

During the years ended December 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $64,419, $67,794, and $70,478, respectively.

Other lease information is as follows:

	2024	2023

Weighted-average remaining lease term – operating leases	4.5 years	0.5 year
Weighted-average discount rate – operating leases	3.625%	2.75%

The following is a schedule of future minimum payments under operating leases as of December 31:

December 31,
2025	$62,374
2026	62,374
2027	62,374
2028	62,374
2029	31,188
Total lease payments	280,684
Less: imputed interest	(21,717)
Total operating lease liabilities, net of interest	$258,967

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

NOTE 10 – SHORT-TERM BANK LOANS

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of December 31,
				2024	2023
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	$594,009	$627,881
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	245,173	297,203
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	115,230	126,477
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	145,671	154,915
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	362,121	381,204

			Total:	$1,462,204	$1,587,680

The bank loans were primarily obtained for general working capital.

As of December 31, 2024 and 2023, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amount of bank loans were classified as current liabilities. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate for the year ended December 31, 2024 was 3.375% to 3.500% per annum. The effective interest rate for the year ended December 31, 2023 was ranged from 3.375% to 3.500% per annum. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in March 2029, May 2029, December 2030, May 2031, and May 2032, respectively.

Interest expense on the bank loans totaled $54,838, $56,084, and $41,076 during the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 11 – OTHER BORROWINGS

Other borrowings consist of the following:

Facility agreement entered date	Provider	Facilities	Interest rate	Utilized as of December 31,
				2024	2023
March 8, 2022	JS Alternatives JV Fund (“JS”)	Loan	15% p.a.	$—	$448,250
April 20, 2022	JS	Loan	15% p.a.	—	192,107
April 28, 2024	CJI Holdings Limited	Loan	36% p.a.	321,936	—
			Total:	$321,936	$640,357

Classifying as:
Current portion	$321,936	$432,241
Non-current portion	—	208,116
	$321,936	$640,357

The borrowings were primarily obtained for general working capital.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

On April 28, 2024, the Company obtained a short-term loan from a finance company in Hong Kong, which bears interest at a fixed rate of 36% per annum, is repayable in May 2025 and guaranteed by the director of the Company.

The borrowings from JS carried interest at a rate of 15% per annum and repayable by 4 equal consecutive instalments, commencing in September 2024 after the extension of loan period granted by the provider. The Company settled all the outstanding balances in December 2024.

Interest expenses on the borrowings totaled $269,729, $140,505, and $74,106 during the years ended December 31, 2024, 2023 and 2022.

NOTE 12 – EQUITY

The Company is authorized to issue an unlimited number of Class A Ordinary Share of no par value and Class B Ordinary Share of no par value.

(i)	On September 27, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,000,000 of the Company’s Class A Ordinary Share, no par value per share, at a public offering price of $5.00 per share. The shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-273914), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2023, which was declared effective by the SEC on September 26, 2023.

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

On October 2, 2023, the Company consummated the Offering of 2,000,000 Class A Ordinary Share at a price to the public of $5.00 per share. The net proceeds from the Offering amounted to $8,047,695, after deducting underwriting discounts, commissions and offering-related expenses. A final prospectus relating to this Offering was filed with the Commission on September 29, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VSME” on September 28, 2023.

(ii)	Prior to the effectiveness of the reverse share split, the Company issued 172,000 Class A Ordinary Shares to a consultant to compensate its services rendered. With effect of the reverse share split on June 18, 2024, 24,572 shares of Class A Ordinary Share were issued.

In December 2024, the Company issued 506,303 Class A Ordinary Shares to certain consultants to compensate their services rendered.

(iii)	Prior to the effective of the reverse share split, the Company issued 600,000 Class A Ordinary Shares to a consultant to compensate its services rendered. With effect of the reverse share split on June 18, 2024, 85,714 Class A Ordinary Share were issued.

For the years ended December 31, 2024 and 2023, the Company recorded $946,444 and $861,551 share-based compensation expense, respectively in the consolidated statements of operations and comprehensive loss.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

(iv)	On June 28, 2024, under the 2023 Equity Incentive Plan, the Company issued 295,000 Class A Ordinary Shares to compensate the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants which previously granted on December 29, 2023.

In July and December 2024, the Company issued aggregate 327,681 shares of Class A Ordinary Share for compensate the performance currently achieved, and services rendered by certain directors, officers, employees, and consultants.

(v)	430,326 Class A Ordinary Shares were issued to settle an aggregate of $335,415 convertible promissory notes at the conversion price of $0.78 per share.

(vi)	1,030,927 Class A Ordinary Shares were issued for private placement with aggregate proceeds of $1,004,439.

(vii)	900,000 Class A Ordinary Shares were issued for the acquisition of an intangible asset.

(viii)	1,250,000 Class A Ordinary Shares were issued for the acquisition of 100% equity interest of MLINK.

Reverse Share Split

On May 31, 2024, the Board of Directors of the Company approved a share combination (by reverse share split) at the ratio of one-for-seven on the Class A Ordinary Share and Class B Ordinary Share of the Company of no par value with the effective date on June 18, 2024. The reverse share split reduced the number of issued and outstanding shares of Class A and Class B and had no effect to the unlimited authorized shares of Class A and Class B. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split.

As of December 31, 2024 and 2023, there were 7,707,676 and 2,857,153 shares of Class A Ordinary Share issued and outstanding, respectively.

As of December 31, 2024 and 2023, there were 285,715 and 285,715 shares of Class B Ordinary Share issued and outstanding, respectively.

The following is a summary of the rights, preferences, and terms of the Class A Ordinary Shares and Class B Ordinary Share:

Dividends

Holders of Class A Ordinary Share and Class B Ordinary Share are entitled to dividends when, as and if, declared by the board of directors of the Company. As of December 31, 2024 and 2023, the Company has not declared any dividends.

Voting

Holders of Class A Ordinary Share are entitled to one (1) vote per share.

Holders of Class B Ordinary Share are entitled to eighteen (18) votes per share.

Liquidation preference

Both holders of Class A and Class B Ordinary Share have the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Conversion

In no event shall Class A Ordinary Share be convertible into Class B Ordinary Share.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Share. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder thereof to any person or entity who is not a Founder or Founder Affiliate, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not a Founder or Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share.

Redemption

The Company may purchase, redeem or otherwise acquire and hold both Class A and Class B Ordinary Share with a consent of shareholders or Resolution of Directors authorizing the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds.

Class A ordinary shares and Class B ordinary shares are referred to as common stock throughout the notes to these consolidated financial statements, unless otherwise noted.

2023 Equity Incentive Plan

On December 18, 2023, the Company approved 2023 Equity Incentive Plan (the “Plan”) for compensating the contributions and performance achieved by directors, officers, employees and consultants. The maximum aggregate number of ordinary shares that may be issued under the Plan is 4,400,000 Class A Ordinary Shares.

On December 29, 2023, the Company approved and granted an aggregate of 2,350,000 shares of Class A Ordinary Share of the Company, with no par value, for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants. On June 28, 2024, the Company issued 295,000 Class A Ordinary Share. In July and December 2024, the Company issued the aggregate 327,681 Class A Ordinary Share.

The fair value of the shares granted under the scheme is measured based on the closing price of the Company’s shares as reported by Nasdaq Exchange on the date of grant. For those shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

NOTE 13 – EMPLOYEE BENEFIT PLANS

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

NOTE 14 – INCOME TAXES

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

Taiwan

For the years ended December 31, 2024 and 2023, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

Singapore

For the years ended December 31, 2024 and 2023, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

The Company’s effective tax rate was as follows as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023

Statutory rates in HK SAR	16.5%	16.5%
Statutory rates in Taiwan	20.0%	20.0%
Statutory rates in Singapore	17.0%	17.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%
Tax effect on utilization of tax losses in Taiwan	(20.0)%	(20.0)%
Tax effect of income not taxable in Singapore	(17.0)%	(17.0)%
The Company’s effective tax rate	0.0%	0.0%

NOTE 15 – CONCENTRATION OF RISK

Customers Concentrations

For the years ended December 31, 2024, 2023 and 2022, there was one customer who accounted for 10% or more of the Company’s revenues. These customers individually accounted for 22%, 20%, and 37% of the total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, there were two customers who each accounted for more than 10% of total accounts receivable. These two customers accounted for 20% and 13% of total accounts receivable as of December 31, 2024 and 25% and 14% of total accounts receivable as of December 31, 2023, respectively.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Vendors Concentrations

For the years ended December 31, 2024, 2023 and 2022, there was one single vendor who accounted for 10% or more of the Company’s cost of revenues. The single vendor accounted for 24%, 28%, and 35% of the total cost of revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, there was one single vendor and nil, respectively who accounted for more than 10% of total accounts payable. The one single vendor accounted for 19% of total accounts payable as of December 31, 2024.

NOTE 16 – SEGMENT REPORTING

By assessing the qualitative and quantitative criteria established by ASC Topic 280, “Segment Reporting”, the Company considers itself to be operating in two reportable segments which comprise of marketing services and social commerce. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources.

The marketing services operating segment reflects the Company’s business of marketing services from clients and social media platforms. The social commerce operating segment reflects the Company’s business of social commerce from customers.

The following tables present the results of operations and the financial position of the Company’s operating segments as of and during the years ended December 31, 2024, 2023 and 2022:

Results of Operations

For the year ended December 31, 2024

	Marketing services	Social commerce	Corporate and others	Total

Revenue	8,114,980	133,128	—	8,248,108

Cost of revenues	(5,997,406)	(557,519)	—	(6,554,925)

Marketing expenses	(118,779)	—	(369,737)	(488,516)

Share-based compensation	—	—	(946,444)	(946,444)

General and administrative expenses	(2,724,736)	—	(4,438,218)	(7,162,954)

Other expenses, net	(289,490)	—	(98,701)	(388,191)

Loss before income taxes	(1,015,431)	(424,391)	(5,853,100)	(7,292,922)

Provision for income taxes	—	—	—	—

Net loss	(1,015,431)	(424,391)	(5,853,100)	(7,292,922)

Financial Position

As of December 31, 2024

	Marketing services	Social commerce	Corporate and others	Total

Current assets	2,531,282	—	2,233,261	4,764,543
Non-current assets	2,300,609	—	117,506	2,418,115
Total assets	4,831,891	—	2,350,767	7,182,658

Current liabilities	(3,367,033)	—	(2,330,757)	(5,697,790)
Non-current liabilities	(204,950)	—	—	(204,950)
Total liabilities	(3,571,983)	—	(2,330,757)	(5,902,740)

Net assets	1,259,908	—	20,010	1,279,918

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Results of Operations

For the year ended December 31, 2023

	Marketing services	Social commerce	Corporate and others	Total

Revenue	7,991,103	—	—	7,991,103

Cost of revenues	(6,338,434)	(12,960)	—	(6,351,394)

Marketing expenses	(206,117)	—	(12,778)	(218,895)

Share-based compensation	—	—	(861,551)	(861,551)

General and administrative expenses	(3,048,041)	(383,602)	(3,541,883)	(6,973,526)

Other (expense) income, net	(185,962)	72,561	(66,778)	(180,179)

Loss before income taxes	(1,787,451)	(324,001)	(4,482,990)	(6,594,442)

Provision for income taxes	—	—	—	—

Net loss	(1,787,451)	(324,001)	(4,482,990)	(6,594,442)

Financial Position

As of December 31, 2023

	Marketing services	Social commerce	Corporate and others	Total

Current assets	3,557,743	—	6,433,919	9,991,662
Non-current assets	53,752	—	37,333	91,085
Total assets	3,611,495	—	6,471,252	10,082,747

Current liabilities	(3,451,510)	—	(2,230,098)	(5,681,608)
Non-current liabilities	(208,116)	—	—	(208,116)
Total liabilities	(3,659,626)	—	(2,230,098)	(5,889,724)

Net (liabilities) assets	(48,131)	—	4,241,154	4,193,023

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Results of Operations

For the year ended December 31, 2022

	Marketing services	Social commerce	Corporate and others	Total

Revenue	8,770,919	257,268	—	9,028,187

Cost of revenues	(6,493,691)	(249,514)	—	(6,743,205)

Marketing expenses	(70,154)	—	—	(70,154)

General and administrative expenses	(1,715,651)	(505,755)	(1,637,155)	(3,858,561)

Other (expenses) income, net	(71,508)	(412)	(91,578)	(163,498)

Income (loss) before income taxes	419,915	(498,413)	(1,728,733)	(1,807,231)

Provision for income taxes	—	—	—	—

Income (loss) from continuing operations	419,915	(498,413)	(1,728,733)	(1,807,231)

Geographical information

	For the years ended December 31,
Revenue from external customers:	2024	2023	2022
HK SAR	$5,134,573	$5,441,765	$5,849,400
Taiwan	3,113,535	2,549,338	3,178,787
	$8,248,108	$7,991,103	$9,028,187

The revenue information above is based on the locations where the revenue originated.

All the Company’s long-lived assets, which consist of plant and equipment, net and operating leases right-of-use assets, are located in Taiwan. Hence, no analysis by geographical area of long-lived asset information is provided.

NOTE 17 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended December 31, 2024, 2023 and 2022 was $1,360,656, $2,131,371 and $1,917,732.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of December 31, 2024 and 2023 was $1,749,619 and $0.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

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

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except for number of shares)

NOTE 18 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amounts due from and due to related parties is presented as follows:

		As of December 31,
		2024	2023

Due from related parties consist of the following:
Ours Media Limited (“Ours Media”)	Due from related party	$31,624	$—
Ours Media Hong Kong Limited (“Ours Media HK”)	Other receivables	—	1,799
		31,624	1,799

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)	Due to director	$68,026	$75,604
Ms. Ho Ling Honnus Cheung (“Ms. Cheung”)	Due to director	25,111	4,995
Mr. Liqian Liao (“Mr. Liao”)	Due to director	25,111	4,995
Ms. Rose Ellen Steinberg (“Ms. Steinberg”)	Due to director	25,111	4,995
Ours Media HK	Due to related party	184,948	—
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan	1,162,920	1,295,287
		$1,491,227	$1,385,876

Ms. Wong is Chief Executive Officer of the Company and common director of Ours Media and Ours Media HK.

As of December 31, 2024 and 2023, the amounts due from Ours Media of $31,624 and Ours Media HK of $1,799, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2024 and 2023, the amounts due to Ms. Wong, the Company’s Chief Executive Officer, are $68,026 and $75,604, respectively, which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2024 and 2023, the amounts due to Ms. Cheung, Mr. Liao, and Ms. Steinberg, are in aggregate of $75,333 and $14,985, respectively, which are unsecured, interest free and repayable on demand.

As of December 31, 2024, the amounts due to Ours Media HK of $184,948 represented non-trade temporary advances which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2024 and 2023, the loan from DNAP, one of the shareholders of the Company, amounting to $1,162,920 and $1,295,287, respectively, which bears interest at the rate of 8% per annum and becomes repayable by 12 equal consecutive monthly instalments, commencing from January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. Subsequently on March 10, 2025, the Company and DNAP entered into a supplementary agreement to extend the repayment date to March 31, 2026. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the years ended December 31,
	2024	2023	2022
Revenue from related parties	$30,565	$36,110	$1,525
Cost of revenue to related party	$769	—	—
Rental expenses paid to related parties	$97,675	$87,401	$87,353
Loan interest expenses paid to related parties	$71,899	$71,111	$91,660

The related parties are the Company’s shareholders or companies under common control by Ms. Wong.

NOTE 19 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date of April 14, 2025, these consolidated financial statements were issued.

On January 16, 2025, the Company received a written notice of noncompliance (the “Notice”) from Nasdaq, notifying that the Company failed to comply with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market. The Notice had no immediate effect but, before March 3, 2025, the Company was required to submit a plan to regain compliance with the minimum stockholders’ equity standard. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. As of the date of the consolidated financial statements, the stockholders’ equity of the Company is still below the minimum stockholders’ equity standard.

On January 27, 2025, VS Media SG entered into a share purchase agreement with an independent individual to purchase 21% equity interest of S T Meng Pte Ltd., a limited liability company incorporated in Republic of Singapore, in the consideration of 1,500,000 Class A Ordinary Shares of the Company at the current market price of $1.25 per share. This transaction was approved by the board of directors of the Company and completed on February 14, 2025.

On March 18, 2025, the Company entered a non-binding term sheet with an independent institutional investor offering to issue an aggregate of 65,000,000 shares of Class A Ordinary Share at a purchase price of $0.229 per share to raise a gross proceeds of approximately $15 million.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Ordinary Shares” in the Registrant’s registration statement on Form F-1 (File No. 333-273914)), originally filed with the Securities and Exchange Commission on August 11, 2023, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on September 27, 2023)
4.1	Employment Agreements between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of WWC, P.C. dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on November 9, 2023)
19.1*	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Form 20-F filed on April 30, 2024)
21.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
23.1*	Consent of WWC LLP
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 19.1 to the Form 20-F filed on April 30, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

136

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VS MEDIA HOLDINGS LIMITED

	By:	/s Nga Fan Wong/
Nga Fan Wong
Chief Executive Officer, Director, and
Chairperson of the Board of Directors (Principal Executive Officer)

Date: April 14, 2025

137