Form 20-F
period 2025-12-31
VS MEDIA Holdings Ltd
filed 2026-04-30
CIK 1951294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

3 International Business Park #03-29
Nordic European Centre
Singapore, 609927

(Address of principal executive offices)

Mr. Eng Yong Julius Toh, Chief Executive Officer

Telephone: +65 6518 4887

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	VSME	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 55,013,689 ordinary shares, no par value, as of December 31, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Board” refers to the board of directors of VS MEDIA Holdings Limited;

●	“Brand” refers to a product, service or concept that is publicly distinguished from other products, services or concepts so that it can be easily communicated and usually marketed. Brands are used in business, marketing, and advertising for recognition and, importantly, to create and store value as brand equity for the object identified, to the benefit of the brand’s customers, its owners and shareholders. Branding is the process of creating and disseminating the brand name, its qualities and personality. Branding could be applied to the entire corporate identity as well as to individual products and services or concepts;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of Hong Kong and Macau for the purposes of this annual report only. The only instances when “PRC” or “China” does not include Hong Kong or Macau are when specific laws and regulations are adopted by the PRC;

●	“Creator” is to a content creator who creates entertaining or educational material to be expressed through any media or channel, usually social media;

●	“Creator Economy” is to the class of businesses built by independent content creators, curators, and community builders including social media influencers, bloggers, and videographers, plus the software and finance tools designed to help them with growth and monetization;

●	“VS Commuication” refers to VS Communication Limited (formerly Grace Creation Limited), a company established under the laws of HK SAR and a wholly-owned subsidiary of Media HK. The company name changed on July 16, 2025.

●	“HK SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“MLINK” refers to MLINK LIMITED, a company established under the laws of Macau and a wholly-owned subsidiary of VS Media HK.

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” “ordinary shares” or “Ordinary Shares” are to ordinary shares of no par value of VS MEDIA Holdings Limited;

●	“VSM BVI”, the “Company”, “we,” “us,” “our company,” and “our,” refer to VS MEDIA Holdings Limited, incorporated with limited liability under the laws of the British Virgins Island (“BVI”) and its subsidiaries, VSM and VS Media SG, VS Communication, VS Media TW and VS Media BVI and VS Media HK, and, in the context of describing our operations and consolidated financial information

●	“VSM” refers to VSM Holdings Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM BVI;

●	“VS Media SG” refers to VS MEDIA PTE. LTD., a company established under the laws of Singapore and a wholly-owned subsidiary of VSM;

●	“VS Media TW” refers to VS MEDIA LIMITED., a company established under the laws of Taiwan and a wholly-owned subsidiary of VSM;

●	“VS Media BVI” refers to VS Media Co Limited, a company established under the laws of BVI and a wholly-owned subsidiary of VSM;

●	“VS Media HK” refers to VS Media Limited, a company established under HK SAR and a wholly-owned subsidiary of VS Media BVI;
●	“Taiwan” is to Taiwan, Republic of China;

●	All references to “H.K. dollars,” “HKD” or “HK$” are to the legal currency of HK SAR;

●	All references to “RMB,” or “CNY” are to the legal currency of the PRC;

●	All references to “TWD,” “NT$” or New Taiwan Dollars are to the legal currency of Taiwan, Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our business is conducted by our indirect wholly-owned entities in HK SAR, using HK$, the currency of HK SAR, and our indirect wholly-owned subsidiaries in Taiwan and Singapore, using NT$ and SG$, respectively. Our audited consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of HK$, NT$ and SG$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain HK$, NT$ and SG$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
Year ended HK$: US$ exchange rate	7.7830	7.7655	7.8081
Annual average HK$: US$ exchange rate	7.7954	7.8014	7.8260

Year ended NT$: US$ exchange rate	31.3638	32.7515	30.5106
Annual average NT$: US$ exchange rate	31.1510	32.1557	31.0906

Year ended SG$: US$ exchange rate	1.2853	1.3625	1.3192
Annual average SG$: US$ exchange rate	1.3066	1.3376	1.3410

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

The Trial Measures do not apply to us because we are not a PRC domestic company under the Trial Measures. Further, according to our Hong Kong counsel, Loeb & Loeb LLP, the national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on common law supplemented by statutes.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange.

The PRC Criminal Law, as newly amended on December 29, 2023, prohibits institutions, companies, and their employees from illegally selling or otherwise disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

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

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with evolving standards and interpretations. On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) the use of network products and services purchased by operators of critical information infrastructure, that affect or may affect national security, is subject to the cybersecurity review; (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities overseas; and (iii) relevant authorities of the cybersecurity review mechanism may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

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

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

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

Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2025, 2024 and 2023 have been audited by Assentsure PAC (“Assentsure”). Assentsure is an independent registered public accounting   firms and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our current auditor, Assentsure. As of the date of the annual report, we are affected by the HFCA Act, and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our Class A Ordinary Shares is prohibited under the HFCA Act because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited.

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

Cash and Asset Flows through Our Organization

Our business is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK and VS Communication, our indirect wholly-owned Taiwan subsidiary, VS Media TW, our indirect wholly-owned Macau subsidiary, MLINK, and our indirect wholly-owned Singapore subsidiary, VS Media SG. VS MEDIA Holdings Limited, the BVI holding company will rely on dividends paid by its subsidiaries, namely VSM, our wholly-owned BVI subsidiary and the latter’s wholly-owned HK SAR, Taiwan, Macau and Singapore subsidiaries for VS MEDIA Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends. VS MEDIA Holdings Limited, VSM and VS Media BVI are essentially British Virgin Islands holding companies. Only VS Media HK and VS Communication operate in HK SAR and VS Media TW operates in Taiwan. VS Media SG has no operations for the years ended December 31, 2025 and 2024.

Cash is maintained by our subsidiaries in HK SAR, Taiwan, Macau and Singapore. VS Media Limited (“VS Media HK”) has two Hong Kong Dollar savings accounts, two Hong Kong Dollar current bank accounts and six foreign currency savings bank accounts in HK SAR. VS COMMUNICATION LIMITED (“VS Communication”) has one Hong Kong Dollar savings account, one Hong Kong Dollar current bank account and two foreign currency savings bank account in HK SAR. VS MEDIA LIMITED (“VS Media TW”) has two Taiwan Dollar savings bank accounts, one foreign currency savings bank account, eleven Taiwan Dollar fixed deposit bank accounts with maturity less than 3 months and two Taiwan Dollar fixed deposit bank accounts with maturity over three months and less than twelve months in Taiwan. MLINK LIMITED (“MLINK”) has one current bank and one savings bank account in Macanese pataca and one current bank account and one savings bank account in Hong Kong Dollar. VS MEDIA PTE. LTD. (“VS Media SG”) has one Singapore Dollar and two United States Dollar bank accounts in Singapore. VS Media Co Limited (“VS Media BVI”) and VSM Holdings Limited (“VSM”) both have no bank accounts. VS MEDIA Holdings Limited has one Hong Kong Dollar savings account, one Hong Kong Dollar current bank account and one foreign currency savings bank account in HK SAR. Because VS MEDIA Holdings Limited is recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company to or from VSME and its subsidiaries, or to its shareholders.

VS MEDIA Holdings Limited is permitted under the laws of the BVI to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds. VS Media HK, VS Media TW, VS Communication, MLINK, VS Media SG, VS Media BVI and VSM are permitted under the relevant laws of HK SAR, Singapore, Macau, Taiwan and BVI to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK SAR, Taiwan and Singapore to the BVI and to U.S. investors.

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

As of December 31, 2025, we had a working capital of $2,348,394 and had an accumulated deficit $37,112,711. Our net cash used in operating activities for the year ended December 31, 2025 was $3,514,246. As we have an accumulated deficit and net cash outflows from operating activities, our auditor, Assentsure has raised substantial doubt about our ability to continue as going concern.

Management plans to focus its resources on projects that generate sustainable positive profit margins with faster cash turnover to enhance the cashflow situation. The projected funding we require to run our next 12 months’ operations is approximately US$700,000. We plan to raise capital via private placement or financial borrowings or bank loans in the event that we do not have adequate liquidity to meet our current obligations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

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

We generally grant credit terms of 30 days to our Creator clients. As of December 31, 2025 and 2024, we had accounts receivable of approximately $0.7 million and $1.4 million, respectively. We cannot assure you that we will be able to recover all of the accounts receivable. Should we fail to recover all the accounts receivable, it will adversely affect our business, financial condition, and results of operations.

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

Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2025, 2024 and 2023 have been audited by Assentsure PAC (“Assentsure”). Assentsure is an independent registered public accounting firm headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our auditor, Assentsure.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, on a poll, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to 18 votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, CEDE & CO beneficially owns 69% of the aggregate voting power of our Company. The interests of CEDE & CO may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of CEDE & CO differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq. On December 27, 2023, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) due to our failure to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days (the “Minimum Bid Price Rule”). On July 3, 2024, we regained compliance with the Minimum Bid Price Rule. On January 16, 2025, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 stockholders’ equity (the “Minimum Equity Rule”). On July 2, 2025, we regained compliance with the Minimum Equity Rule. On December 15, 2025, Nasdaq notified us that we were not in compliance with Minimum Bid Price Rule. On January 26, 2026, we regained compliance with the Minimum Bid Price Rule. If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

In addition, legislative or other regulatory action in the United States could result in listing standards or other requirements that, if we cannot meet, may result in delisting and adversely affect our liquidity or the trading price of our shares that are listed or traded in the United States. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our stock currently trades below $5.00 per share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our stock currently trades below $5.00 per share. As a result, our stock could be known as a “penny stock,” subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of shares of our Class A Ordinary Shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us, and the market price of our Class A Ordinary Shares could decline.

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

We are following our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval (i) for transactions other than a public offering involving sale, issuance or potential issuance of a 20% or greater interest in the company, and (ii) for issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended.

Save except as stated above, we do not currently plan to utilize any other the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

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

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

Prior to the completion of our IPO in October 2023, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures involving financial reporting. In preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2025, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of Generally Accepted Accounting Principles (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) certain audit adjustments proposed by the auditor and recorded by our Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

On November 7, 2014, we incorporated VS Communication in HK SAR as an indirect wholly-owned subsidiary of VSM to focus on our Social Commerce business in HK SAR.

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

On January 27, 2025, VS Media SG entered into a Share Purchase Agreement to acquire 21% of the entire issued share capital of S T Meng, a limited liability company incorporated in Republic of Singapore. The acquisition closed on February 21, 2025. After the acquisition, VS Media SG owns 21% equity interest of ST Meng. Subsequent in February 2026, VS Media SG was informed that its equity interest in S T Meng has been diluted to 19% as a result of the additional shares allotment undertaken for working capital purposes.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng increased from 19% to 41.52%.

Completion of the Initial Public Offering (“IPO”)

On October 2, 2023, we closed our IPO of 2,000,000 Class A Ordinary Shares at a public offering price of $5.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expenses allowance and expenses, were approximately $8,047,695. The Class A Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VSME” on September 28, 2023.

Our Corporate Structure

We are a British Virgin Islands business company incorporated on August 30, 2022, as a holding company of our business, which is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK and VS Communication and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

The following chart illustrates our corporate structure as of the date of this annual report.

VS MEDIA Holdings Limited
(BVI)
100%
VSM Holdings Limited
(BVI)
100%
100%
100%
100%
VS MEDIA PTE. LTD.
(Singapore)
VS Media Co Limited
(BVI)
VS MEDIA LIMITED
(Taiwan)
VS Communication Limited
(Fomerly known as:
Grace Creation Limited)
(Hong Kong)
41.52%
S.T. MENG PTE. LTD.
(Singapore)
100%
VS Media Limited
(Hong Kong)
100%
MLINK LIMITED
(Macau)

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Minimum Bid Price Deficiency & Reverse Split

On December 27, 2023, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) due to our failure to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 24, 2024.

On June 10, 2024, our shareholders approved a reverse share split of the Company’s Ordinary Shares at a ratio of 1-for-7 so that every seven (7) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market on a post-split basis on June 18, 2024.

On July 3, 2024, the Staff determined that, for 10 consecutive business days, from June 18, 2024, through July 2, 2024, the closing bid price of the Company’s Class A Ordinary Shares has been at or above US$1.00 per share. Accordingly, the Company has regained compliance with Minimum Bid Price Rule.

On December 15, 2025, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) due to our failure to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 15, 2026.

On December 31, 2025, our shareholders approved a reverse share split of the Company’s Ordinary Shares at a ratio of 1-for-20 so that every twenty (20) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market on a post-split basis on January 12, 2026.

On January 27, 2026, the Staff determined that, for 10 consecutive business days, from January 12, 2026, through January 27, 2026, the closing bid price of the Company’s Class A Ordinary Shares has been at or above US$1.00 per share. Accordingly, the Company has regained compliance with Minimum Bid Price Rule.

Corporate Information

Our principal executive office is located at 3 International Business Park #03-29, Nordic European Centre, Singapore, 609927. Our phone number is +65 6518 4887. Our registered offices in the British Virgin Islands are located at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

B. Business Overview

Overview

We are a British Virgin Islands business company incorporated on August 30, 2022, as a holding company of our business, which is primarily operated through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and VS Communication, and our indirect wholly-owned Taiwan subsidiary, VS Media TW and our indirect wholly-owned Macau subsidiary, MLINK, and our indirect wholly-owned Singapore subsidiary, VS Media SG.

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

Total revenue decrease from $8.25 million in 2024 to $7.52 million in 2025, a decrease of 8.81%. Our gross profit margin remained stable at 20.53% in 2024 and 23.71% in 2025.

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

Our mission is to “EMPOWER CREATORS,” and our motto is “ME VS ME,” with each Creator striving to become a better “ME.”

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

●	Our Company was founded in 2013, less than one year after the Creator Economy emerged in 2012[1]. As a forerunner in this space, we possess extensive experience representing both Creators and Brands.

●	We are skilled in discovering and incubating talented Creators. Working with more than 1,500 Creators has provided us with ample data and experience to help us identify up-and-coming Creators and tailor-make partnerships so we can grow together.

●	We have established strategic partnerships with social media platforms to help us grow our Creators systematically and effectively. These platforms enable us to discover up-and-coming Creators through their data analytics and recommendations. By leveraging platforms to grow Creators faster, we can minimize costs and maximize earnings more efficiently.

●	Bridging Creators and Brands for their mutual growth is one of our top strengths. Even within the same geographical market, Creators and Brands communicate and function very differently, so it is crucial that we truly understand and effectively communicate with both parties to protect and balance their interests. By representing both Creators and Brands in multiple geographical markets, we can bridge the divide between these groups and help them achieve their business goals together.

●	As a recognized leader in the Creator Economy in HK SAR and Taiwan, we are one of the first independent digital media networks to provide Brands with unparalleled access to a wide range of Influencer Marketing and Social Commerce opportunities in Asia. We provide tailor-made solutions that cater to Brands of different sizes and industries. Our solid and diverse client base ranges from Skincare and Cosmetics to Retail, Gaming, and E-commerce. As of December 31, 2025, we have provided services to over 1,000 Brands ranging from multinationals to small and medium-sized enterprises.

●	We have demonstrated our ability to diversify our business in tandem with changing circumstances and trends. As eCommerce flourished in 2020 and 2021, we quickly adjusted our operations to capture this opportunity. We leveraged our relationships with Brands to procure attractive product offerings and engaged with Creators to kickstart live shopping within a mere two months.

●	Our visionary and experienced management team is passionate about revolutionizing the digital media world and retail industry by empowering Creators. Our Company’s success also reflects the energy and talents of our young and dynamic operational team who grew up in the digital age.

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

The more content we create and the more viewers we attract, the more revenue will be generated from YouTube and Facebook. This part of the business generated around 10% of our total revenue in fiscal years 2025，2024 and 2023.

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

Our Social Commerce model provides the following suite of services through our HK SAR subsidiary, VS Communication:

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

We incubate and develop our Creators by (i) providing them with resources, production facilities and equipment, and funding to produce higher-quality content; (ii) sharing our marketing resources to help them grow their fanbase, leveraging our close partnerships with well-known social media platforms such as Google, Facebooks, TenCent, and TikTok; (iii) providing regular opportunities for training and workshops with industry professionals to help Creators enhance their skills; (iv) building a creative hub that enables Creators to collaborate with each other; and (v) helping them to generate earnings through working with Brands and their own fanbase.

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

Our clients span a diverse range of industry segments, with Fast-Moving Consumer Goods (FMCG), Travel and Tourism Boards, Gaming, Retail, and Food and Beverages being our top segments of total revenue in 2025. Our clients come from a variety of regions, with their corporate headquarters located in HK SAR, Taiwan, North America, Europe, and Southeast Asia. In determining the geographic classification of revenue, we look at the geographic locations of our subsidiaries that executed the relevant marketing campaign contract. For example, our subsidiary in Taiwan generally is our signing entity for marketing campaign contracts with clients that are based in Taiwan. Our HK SAR subsidiary generally is our signing entity for marketing campaign contracts with other clients.

Customers Concentrations

For the years ended December 31, 2025, 2024 and 2023, there was one customer who accounted for 10% or more of our revenues. These customers individually accounted for 11%, 22%, and 20% of the total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, there were two customers who each accounted for more than 10% of total accounts receivable. These two customers accounted for 27% and 14% of total accounts receivable as of December 31, 2025 and 20% and 13% of total accounts receivable as of December 31, 2024, respectively.

Vendors Concentrations

For the year ended December 31, 2025, there were two vendors who accounted for 10% or more of the Company’s cost of revenues. These vendors accounted for 17% and 12% of the total cost of revenues for the year ended December 31, 2025.

For the years ended December 31, 2024 and 2023, there was one single vendor who accounted for 10% or more of our cost of revenues. The single vendor accounted for 24% and 28% of the total cost of revenues for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, there was one single vendor who accounted for more than 10% of total accounts payable. The one single vendor accounted for 42% and 19% of total accounts payable as of December 31, 2025 and 2024, respectively.

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

For the year ended December 31, 2025, there were two vendors who accounted for 10% or more of the Company’s cost of revenues. These vendors accounted for 17% and 12% of the total cost of revenues for the year ended December 31, 2025.

For the years ended December 31, 2024 and 2023, there was one single vendor who accounted for 10% or more of our cost of revenues. The single vendor accounted for 24% and 28% of the total cost of revenues for the years ended December 31, 2024 and 2023, respectively.

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

At the consumer level, we mainly focus on using social media to bring subscribers to our VS Media YouTube channels (https://www.youtube.com/c/VSMediatw), which have over 1.3 million subscribers, and our VS Media Facebook Channel (https://www.facebook.com/vsmediataiwan), which has over 2.07 million subscribers.

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

Properties and Facilities

Our corporate headquarters are located in Singapore. In Singapore, we lease our office space from a related party with an aggregate gross floor area of approximately 90 square meters. In HK SAR, we lease our office space from a related party with an aggregate gross floor area of approximately 120 square meters. In Taiwan, we lease our office space from an unrelated third party under an operating lease agreement. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Leases

Facility	Address	Space (m2)
Office	3 International Business Park #03-29, Nordic European Centre, Singapore	90

Office	6/F, KOHO, 73-75 Hung To Road, Kwun Tong, Kowloon, Hong Kong	120

Office	9/F, No. 164 Fuxing North Road, Zhongshan District, Taipei City, Taiwan	280

VS Media HK moved to our current address on April 1, 2018. We pay HK$70,000 (approximately US$8,973) monthly rental to Ours Media Hong Kong Limited (“Ours Media HK”), a related company owned by our Chairperson, Nga Fan Wong. The office is not owned by Ours Media HK, but by a third-party landlord, and sub-let to VS Media HK. The term of the lease is for 18 months from July 1, 2024 to December 31, 2025. VS Media HK did not renew the lease upon expiration.

In January 2026, VS Media HK entered into a short-term tenancy agreement with an independent third party to lease co-working space located at 4/F, KOHO, 73-75 Hung To Road, Kwun Tong, Kowloon, Hong Kong. We pay monthly rent of HK$10,500 (approximately US$1,346) under a three-month lease term commencing from February 1, 2026 to April 30, 2026.

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

Employees

As of December 31, 2025, we and our subsidiaries employ a total of 42 employees. 2 members of our staff are employed by VS Communication, 15 by VS Media HK, and 25 by VS Media TW. The following table provides a breakdown of our employees by function and by location:

	Hong Kong	Taiwan	Total
Management	2	1	3
Sales & Business Development	2	5	7
Project Management	6	4	10
Creative & Marketing	1	1	2
Creators & Community Building	1	11	12
E-Commerce	1	0	1
General & Administrative	4	3	7
Total	17	25	42

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

Our remuneration package includes salary, discretionary bonuses and equity incentive. In general, we determine employee salaries based on each employee’s qualifications, position, and seniority. We review our remuneration package annually.

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

In January 2025, VS Media SG entered in a Share Purchase Agreement to acquire 21% of the entire issued share capital of S T Meng, a limited liability company incorporated in Republic of Singapore. The acquisition closed on February 14, 2025. After the acquisition, VS Media SG owns 21% equity interest of ST Meng. This acquisition enhances VS Media’s product sourcing capabilities, supporting the development of proprietary product IPs while streamlining its supply chain and reducing reliance on external providers. The acquisition closed on February 14, 2025. Subsequent in February 2026, VS Media SG was informed that its equity interest in S T Meng has been diluted to 19% as a result of the additional shares allotment undertaken for working capital purposes.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng increased from 19% to 41.52%.

REGULATIONS

HK SAR

This section sets forth a summary of the material laws and regulations applicable to our business operations in HK SAR.

HONG KONG REGULATORY OVERVIEW

During the years ended December 31, 2025, 2024 and 2023, we conducted our business in HK SAR and our revenue was generated from our operations in HK SAR. Therefore, we are principally subject to the relevant laws and regulations in HK SAR. The following sets out a summary of certain aspects of major laws and regulations which are relevant to our business operations in HK SAR.

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

A person who possesses, sells or offers for sale or hire, for the purposes of or in the course of any trade or business without the consent of the copyright owner, a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work may incur criminal liability for “secondary infringement” under the Copyright Ordinance. For the sale of an infringing copy in the course of any trade or business, upon conviction on indictment, the infringer is liable to a fine at HK$50,000 in respect of each infringing copy and to imprisonment for four years. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies of the work. In proving that he has reason to believe that the copy was not an infringing copy, the defendant has to show that (a) he had made reasonable enquiries sufficient to satisfy himself that the copy of the work imported or proposed to be imported into HK SAR was not an infringing copy of the work; (b) he had reasonable grounds to be satisfied in the circumstances of the case that the copy was not an infringing copy; and (c) there were no other circumstances which would have led him reasonably to suspect that the copy was an infringing copy. We confirmed that we do not have any actual knowledge nor have any reason to believe that any advertising materials submitted by the customers to us for publication, as well as any works created by our creators or employees, during the years ended December 31, 2025, 2024 and 2023 is an infringing copy of any work within the meaning of the Copyright Ordinance. Our directors confirm that we have complied with the Copyright Ordinance.

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

Under Article 6 of the Fair Trade Commission Disposal Directions (Policy Statements) on the Use of Endorsements and Testimonials in Advertising (“Endorsing Advertisement Explanation”), an advertising agency may be recognized as an advertiser based on the specific circumstances of its participation in the production or design of an endorsing advertisement. In this regard, the advertising agency may be punished pursuant to the provisions applicable to the advertiser.

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

Under the Fair Trade Commission’s Principles for Disposal Directions (Guidelines) on Online Advertisements (“Online Advertisement Directions”), for the online advertisement completed by the merchandise suppliers in cooperation with website operators, the advertiser of the online advertisement includes any merchandise supplier who provides information on products or services and any website operator who publishes and sells the merchandise in its own name.

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

Article 17 of the Labor Standards Act provides that any employer who terminates a labor contract in accordance with Article 166 shall issue severance pay.

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

Singapore

During the years ended December 31, 2025 and 2024 through the present date, we have not conducted any business or revenue-generating activities in Singapore. Therefore, the relevant laws and regulations in Singapore that the Company is principally subject to are not many. The following sets out a summary of certain inexhaustive but salient aspects of the laws which may be generally relevant to us because of our indirectly wholly-owned Singapore subsidiary, VS Media SG, notwithstanding we did not and have not conducted any business in Singapore.

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

Companies Act (Chapter 50) of Singapore (“Companies Act”)

In Singapore, companies are principally governed by the Companies Act. Statutory provisions governing companies under the Companies Act are supplemented by the common law.

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

We generated total revenues of $7.52 million in 2025 and $8.25 million in 2024, a decrease of $0.73 million, or 8.81%. Our gross profit margin increased from 20.53% in 2024 to 23.71% in 2025.

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

GOING CONCERN

As of December 31, 2025, we result a working capital of $2,348,394 and an accumulated deficit of $37,112,711. For the year ended December 31, 2025, we incurred a net loss of $8,611,637 and a net cash used in operating activities of $3,514,246. These circumstances gave rise to substantial doubt that we would continue as a going concern subsequent to December 31, 2025. As of December 31, 2024, we had an accumulated deficit of $28,501,074 and net cash used in operating activities for the year ended December 31, 2024 was $1,487,388. Accordingly, as of the date of this report, there still exist substantial doubt that we will continue as going concern. We plan to focus our resources on projects that generate sustainable positive profit margin. We also plan to raise capital via private placement or public offering in the event that we do not have adequate liquidity to meet its current obligations.

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

A. Operating Results

RESULTS OF OPERATIONS

	For the years ended December 31,
	2025	2024	2023
Revenues, net
Marketing services	$7,521,129	$8,114,980	$7,991,103
Social commerce	318	133,128	—
Total revenues, net	7,521,447	8,248,108	7,991,103
Cost of revenues
Marketing services	(5,738,172)	(5,997,406)	(6,338,434)
Social commerce	(134)	(557,519)	(12,960)
Total cost of revenues	(5,738,306)	(6,554,925)	(6,351,394)
Gross profit	1,783,141	1,693,183	1,639,709

Operating expenses
Marketing expenses	(973,598)	(488,516)	(218,895)
Share-based compensation	(478,838)	(946,444)	(861,551)
General and administrative expenses	(6,756,606)	(7,162,954)	(6,973,526)
Total operating expenses	(8,209,042)	(8,597,914)	(8,053,972)

Loss from operations	(6,425,901)	(6,904,731)	(6,414,263)

Other income (expense)
Interest income	8,211	6,607	7,560
Interest income, related party	173,011	—	—
Interest expense	(163,014)	(409,884)	(290,745)
Share of loss from equity investment	(159,220)	—	—
Impairment on intangible assets	(906,305)	—	—
Impairment on investments	(100,444)	—	—
Impairment on goodwill	(1,118,038)	—	—
Other income	80,063	15,086	103,006
Total other expenses, net	(2,185,736)	(388,191)	(180,179)

Loss before income taxes	(8,611,637)	(7,292,922)	(6,594,442)

Income taxes expense	—	—	—

Net loss	$(8,611,637)	$(7,292,922)	$(6,594,442)

The following table summarizes our results of operations for the fiscal years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Results of Operations

Year ended December 31, 2025 as compared to year ended December 31, 2024

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

	For the years ended December 31,				Variance
	2025	%	2024	%	Amount	%
Campaign-Based Marketing Services	$5,916,662	78.7	$4,885,294	59.2	$1,031,368	21.1
Optimization-Based Marketing Services	1,031,551	13.7	2,458,420	29.8	(1,426,869)	(58.0)
Marketing Services from Social Media Platforms	572,916	7.6	771,266	9.4	(198,350)	(25.7)
Social Commerce	318	0.0	133,128	1.6	(132,810)	(99.8)
Total	$7,521,447	100.0	$8,248,108	100.0	$(726,661)	(8.8)

During the fiscal year ended December 31, 2025, we and our subsidiaries recorded revenue of $7,521,447, representing a slight decrease of 8.8% from revenue of $8,248,108 for the fiscal year ended December 31, 2024. The decrease in revenue was mainly attributable to decreased revenue from our Optimization-Based Marketing Services, Marketing Services from Social Media Platforms, and Social Commerce businesses.

Revenue derived from Campaign-Based Marketing Services was $5,916,662 for the fiscal year ended December 31, 2025, compared with $4,885,294 for the fiscal year ended December 31, 2024, representing an increase of 21.1%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was $1,031,551 for the fiscal year ended December 31, 2025, compared with approximately $2,458,420 for the fiscal year ended December 31, 2024, representing a decrease of 58.0%. The decrease in revenue was mainly due to the weaken market sentiment, and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong.

Revenue derived from Marketing Services from Social Media Platforms was $572,916 for the fiscal year ended December 31, 2025, compared with $771,266 for the fiscal year ended December 31, 2024, representing a decrease of 25.7%.

Revenue derived from Social Commerce segment, created by product sales to Creators and direct customers, was $318 for the fiscal year ended December 31, 2025, compared with $133,128 for the fiscal year ended December 31, 2024. The decrease was mainly because there was no event organized during the year ended December 31, 2025.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and VS Communication, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for fiscal years ended December 31, 2025 and 2024 are summarized as below:

	For the year ended December 31, 2025				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$2,469,297	65.1	$3,447,365	92.4	$5,916,662	78.7
Optimization-Based Marketing Services	1,031,551	27.2	—	—	1,031,551	13.7
Marketing Services from Social Media Platforms	290,496	7.7	282,420	7.6	572,916	7.6
Social Commerce	—	—	318	0.0	318	0.0
Total	$3,791,344	100	$3,730,103	100	$7,521,447	100.0

	For the year ended December 31, 2024				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$2,106,029	41.0	$2,779,265	89.3	$4,885,294	59.2
Optimization-Based Marketing Services	2,458,420	47.9	-	-	2,458,420	29.8
Marketing Services from Social Media Platforms	442,013	8.6	329,253	10.6	771,266	9.4
Social Commerce	128,111	2.5	5,017	0.1	133,128	1.6
Total	$5,134,573	100.0	$3,113,535	100.0	$8,248,108	100.0

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2025 decreased by 26.2% as compared to 2024. The decrease was mainly due to the weaken market sentiment and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong. In Taiwan, the overall revenue generated in 2025 increased by 19.8% as compared to 2024. The increase in Taiwan was primarily due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Campaign-Based Marketing Services was the biggest category in Taiwan as they contributed 92.4% revenue in 2025 and 89.3% revenue in 2024.

Campaign-Based Marketing Services was the biggest category in HK SAR as they contributed 65.2% of revenue in 2025 and Optimization-Based Marketing Services was the biggest category in 2024 which contributed 47.9% of revenue.

Cost of Revenues

	For the years ended December 31,				Variance
	2025	%	2024	%	Amount	%
Campaign-Based Marketing Services	$4,437,928	77.3	$3,207,686	48.9	$1,230,242	38.4
Optimization-Based Marketing Services	872,090	15.2	2,183,080	33.3	(1,310,990)	(60.1)
Marketing Services from Social Media Platforms	428,154	7.5	606,640	9.3	(178,486)	(29.4)
Social Commerce	134	0.0	557,519	8.5	(557,385)	(100.0)
Total	$5,738,306	100	$6,554,925	100.0	$(816,619)	(12.5)

Cost of revenues for the fiscal year ended December 31, 2025 decreased to $5,738,306 compared with $6,554,925 for the fiscal year ended December 31, 2024. The decrease was mainly attributed to the decrease in the cost of revenues from Optimization-Based Marketing Services and Social Commerce businesses.

Cost of Revenues from Campaign-Based Marketing Services was $4,437,928 for the fiscal year ended December 31, 2025, compared with $3,207,686 for the fiscal year ended December 31, 2024, representing an increase of 38.4%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business in 2025.

Cost of Revenues from Optimization-Based Marketing Services was $872,090 for the fiscal year ended December 31, 2025, compared with $2,183,080 for the fiscal year ended December 31, 2024, representing a decrease of 60.1%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Service business.

Cost of Revenues from Marketing Services from Social Media Platforms was $428,154 for the fiscal year ended December 31, 2025, compared with $606,640 for the fiscal year ended December 31, 2024, representing a decrease of 29.4%. The decrease was in line with the decrease in revenue from Social Media Platforms.

Cost of Revenues from Social Commerce was $134 for the fiscal year ended December 31, 2025, compared with $557,519 for the fiscal year ended December 31, 2024, representing a decrease of 100.0%. The decrease was mainly because there was no event organized during the year ended December 31, 2025.

Gross Profit

	For the years ended December 31,		Variance
Campaign-Based Marketing Services:	2025	2024	Amount
Revenues	$5,916,662	$4,885,294	$1,031,368
Cost of revenues	(4,437,928)	(3,207,686)	1,230,242
Gross profit	$1,478,734	$1,677,608	$(198,874)
Gross profit margin	25.0%	34.3%	(9.3)%

	For the years ended December 31,		Variance
Optimization-Based Marketing Services:	2025	2024	Amount
Revenues	$1,031,551	$2,458,420	$(1,426,869)
Cost of revenues	(872,090)	(2,183,080)	(1,310,990)
Gross profit	$159,461	$275,340	$(115,879)
Gross profit margin	15.5%	11.2%	4.3%

	For the years ended December 31,		Variance
Marketing Services from Social Media Platforms:	2025	2024	Amount
Revenues	$572,916	$771,266	$(198,350)
Cost of revenues	(428,154)	(606,640)	(178,486)
Gross profit	$144,762	$164,626	$(19,864)
Gross profit margin	25.3%	21.3%	3.9%

	For the years ended December 31,		Variance
Social Commerce:	2025	2024	Amount
Revenues	$318	$133,128	$(132,810)
Cost of revenues	(134)	(557,519)	(557,385)
Gross profit (loss)	$184	$(424,391)	$424,575
Gross profit (loss) margin	57.9%	(318.8)%	376.6%

	For the years ended December 31,		Variance
Total:	2025	2024	Amount
Revenues	$7,521,447	$8,248,108	$(726,661)
Cost of revenues	(5,738,306)	(6,554,925)	(816,619)
Gross profit	$1,783,141	$1,693,183	$89,958
Gross profit margin	23.7%	20.53%	3.2%

Gross profit was $1,783,141 for the year ended December 31, 2025, as compared to $1,693,183 for the year ended December 31, 2024, a slight increase of $89,958. The increase was primarily attributable to the Company’s implementation of a more disciplined approach on client selection by discontinuing our business relationship with certain low-margin clients.

Operating Expenses

	For the years ended December 31,		Variance
	2025	2024	Amount	%
Marketing expenses	$973,598	$488,516	$485,082	99.3
Share-based compensation	478,838	946,444	(467,606)	(49.4)
General and administrative expenses	6,756,606	7,162,954	(406,348)	(5.7)
Total	$8,209,042	$8,597,914	$(388,872)	(4.5)

Marketing expenses for the fiscal year ended December 31, 2025 were $973,598 compared with $488,516 in 2024, representing an increase of $485,082 or 99.3%. The increase was attributable to the forfeiture of a non-refundable deposit of approximately $860,000 which related to a previously planned large-scale industry event in Macau that the Company ultimately decided not to proceed with.

Share-based compensation for the fiscal year ended December 31, 2025 were $478,838 compared with $946,444 in 2024, representing a decrease of $467,606 or 49.4%. On December 9, 2025, prior to the effectiveness of the reverse share split, under the Amended 2023 Equity Incentive Plan, the Company approved and granted an aggregate of 5,450,000 shares of Class A Ordinary Share for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, and employees with a current market value of $0.088 per share.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees, and allowance for expected credit losses on accounts receivable, deposits, prepayments and other receivables.

The following table summarizes the general and administrative expenses for the years ended December 31, 2025 and 2024:

	For the years ended December 31,		Variance
	2025	2024	Amount	%
Audit fee	$229,135	$269,952	$(40,817)	(15.1)
Consultancy fee	558,729	30,892	527,837	1,708.7
Expected credit losses	281,873	1,915,208	(1,633,335)	(85.3)
Legal and professional fees	1,772,307	2,196,461	(424,154)	(19.3)
Personnel and benefit	2,434,961	1,661,748	773,213	46.5
Others	1,479,601	1,088,693	390,908	35.9
Total general and administrative expenses	$6,756,606	$7,162,954	$(406,348)	(5.7)

General and administrative expenses decreased by $406,348 or 5.7%, from $7,162,954 for the fiscal year ended December 31, 2024 to $6,756,606 for the fiscal year ended December 31, 2025. The decrease was primarily attributable to the decrease in aggregated allowance for expected credit losses of $1,633,335 and legal and professional fees of $424,154, offset by the increase in consultancy fee of $527,837 and personnel and benefit of $773,213.

Other Income (Expenses)

	For the years ended December 31,		Variance
	2025	2024	Amount	%
Bank interest income	$8,211	$6,607	$1,604	24.3
Interest income, related party	173,011	—	173,011	N/A
Interest expense	(163,014)	(409,884)	(246,870)	(60.2)
Share of loss from equity investment	(159,220)	—	159,220	N/A
Impairment on intangible assets	(906,305)	—	906,305	N/A
Impairment on investments	(100,444)	—	100,444	N/A
Impairment on goodwill	(1,118,038)	—	1,118,038	N/A
Other income	80,063	15,086	64,977	430.7
Total other expenses, net	$(2,185,736)	$(388,191)	$1,797,545	463.1

Other income were incomes that driven other than the normal business activities. Sundry income increased by $80,063, or 100.0%, from $0 for the fiscal year ended December 31, 2024 to $80,063 for the fiscal year ended December 31, 2025. This substantial increase was primarily driven by revenue generated under a consultancy service agreement executed in August 2025 for 3 months.

Interest income, related party represented the interest income generated from loan receivable and notes receivable due from S T Meng. We charged an interest at the rate of 3% and 12% per annum on the loan receivable and notes receivable, respectively and repayable in the next twelve months.

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense decreased by $246,870, or 60.2%, from $409,884 for the fiscal year ended December 31, 2024 to $163,014 for the fiscal year ended December 31, 2025, which was mainly attributable to the full repayment of the other borrowings in June 2025. The effective interest rate for the year ended December 31, 2025 was 2.75% per annum (2024: 3.375% to 3.500% per annum).

Share of loss from equity investment was $159,220 for the fiscal year ended December 31, 2025. The loss represented the Company’s proportionate share of net losses from its 21% equity interest in S T Meng, which is accounted for using the equity method.

Impairment on intangible asset was $906,305 for the fiscal year ended December 31, 2025. As of December 31, 2025, the Company reassessed the recoverability of its intangible asset, CRUUSH Platform in connection with a change in its business strategy, which affected the expected future use and future profit generation of this asset. Due to the strategic shift, the Company concluded the carrying amount of the asset was not recoverable and recognized a full impairment loss on the asset.

Impairment on investments was $100,444 for the fiscal year ended December 31, 2025. As of December 31, 2025, the Company performed an impairment assessment on its investment in MEESHQ LLC by evaluating qualitative and quantitative factors including the financial condition, business outlook, and projected cash flows of the investee. The Company recognized a full impairment loss on the investment primarily due to the deteriorating financial condition of the investee.

Impairment on goodwill was $1,118,038 for the fiscal year ended December 31, 2025. As of December 31, 2025, the Company performed qualitative and quantitative annual assessment for goodwill impairment. Based on the result of the assessment, the Company determined that it is uncertain whether it will generate economic benefit in the foreseeable future and that the fair value of each reporting unit is below its carrying value, primarily due to adverse macroeconomic conditions affecting the Company. Accordingly, the Company recognized a full impairment loss on goodwill.

Net Loss

	For the years ended December 31,		Variance
	2025	2024	Amount	%
Net Loss	$(8,611,637)	$(7,292,922)	$1,318,715	18.1

As a result of the foregoing, we reported a net loss of $8,611,637 for the fiscal year ended December 31, 2025, as compared with $7,292,922 for the fiscal year ended December 31, 2024, an increase of $1,318,715 or 18.1%.

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

	For the years ended December 31,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	$4,885,294	59.2	$4,401,097	55.1	$484,197	11.0
Optimization-Based Marketing Services	2,458,420	29.8	2,723,341	34.1	(264,921)	(9.7)
Marketing Services from Social Media Platforms	771,266	9.4	866,665	10.8	(95,399)	(11.0)
Social Commerce	133,128	1.6	-	-	133,128	N/A
Total	$8,248,108	100.0	$7,991,103	100.0	$257,005	3.2

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

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and VS Communication, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for fiscal years ended December 31, 2024 and 2023 are summarized as below:

	For the year ended December 31, 2024				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$2,106,029	41.0	$2,779,265	89.3	$4,885,294	59.2
Optimization-Based Marketing Services	2,458,420	47.9	-	-	2,458,420	29.8
Marketing Services from Social Media Platforms	442,013	8.6	329,253	10.6	771,266	9.4
Social Commerce	128,111	2.5	5,017	0.1	133,128	1.6
Total	$5,134,573	100.0	$3,113,535	100.0	$8,248,108	100.0

	For the year ended December 31, 2023				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$2,169,106	39.9	$2,231,991	87.6	$4,401,097	55.1
Optimization-Based Marketing Services	2,716,908	49.9	6,433	0.2	2,723,341	34.1
Marketing Services from Social Media Platforms	555,751	10.2	310,914	12.2	866,665	10.8
Social Commerce	-	-	-	-	-	-
Total	$5,441,765	100.0	$2,549,338	100.0	$7,991,103	100.0

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated in 2024 slightly decreased by 5.7% as compared to 2023. In Taiwan, the overall revenue generated in 2024 increased by 22.1% as compared to 2023. The increase in Taiwan was primarily due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 89.3% revenue in 2024 and 87.6% revenue in 2023.

Optimization-Based Marketing Services is the biggest category in HK SAR as they contributed 47.9% of revenue in 2024 and 49.9% of revenue in 2023.

Cost of Revenues

	For the years ended December 31,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	$3,207,686	48.9	$3,097,669	48.8	$110,017	3.6
Optimization-Based Marketing Services	2,183,080	33.3	2,538,485	40.0	(355,405)	(14.0)
Marketing Services from Social Media Platforms	606,640	9.3	702,280	11.0	(95,640)	(13.6)
Social Commerce	557,519	8.5	12,960	0.2	544,559	4,201.8
Total	$6,554,925	100.0	$6,351,394	100.0	$203,531	3.2

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

Gross Profit

	For the years ended December 31,		Variance
	2024	2023	Amount
Campaign-Based Marketing Services:
Revenues	$4,885,294	$4,401,097	$484,197
Cost of Revenues	(3,207,686)	(3,097,669)	110,017
Gross Profit	$1,677,608	$1,303,428	$374,180
Gross Profit Margin	34.3%	29.6%	4.7%

	For the years ended December 31,		Variance
	2024	2023	Amount
Optimization-Based Marketing Services:
Revenues	$2,458,420	$2,723,341	$(264,921)
Cost of Revenues	(2,183,080)	(2,538,485)	(355,405)
Gross Profit	$275,340	$184,856	$90,484
Gross Profit Margin	11.2%	6.8%	4.4%

	For the years ended December 31,		Variance
	2024	2023	Amount
Marketing Services from Social Media Platforms:
Revenues	$771,266	$866,665	$(95,399)
Cost of Revenues	(606,640)	(702,280)	(95,640)
Gross Profit	$164,626	$164,385	$241
Gross Profit Margin	21.3%	19.0%	2.3%

	For the years ended December 31,		Variance
	2024	2023	Amount
Social Commerce:
Revenues	$133,128	$—	$133,128
Cost of Revenues	(557,519)	(12,960)	544,559
Gross Loss	$(424,391)	$(12,960)	$411,431
Gross Loss Margin	(318.8)%	N/A %	(318.8)%

	For the years ended December 31,		Variance
	2024	2023	Amount
Total:
Revenues	$8,248,108	$7,991,103	$257,005
Cost of Revenues	(6,554,925)	(6,351,394)	203,531
Gross Profit	$1,693,183	$1,639,709	$53,474
Gross Profit Margin	20.53%	20.52%	0.0%

 Gross Profit was $1,693,183 for the year ended December 31, 2024, as compared to $1,639,709 for the year ended December 31, 2023, a slight increase of $53,474.

Operating Expenses

	For the years ended December 31,		Variance
	2024	2023	Amount	%
Operating Expenses:
Marketing Expenses	$488,516	$218,895	$269,621	123.2
Share-based compensation	946,444	861,551	84,893	9.9
General and Administrative Expenses	7,162,954	6,787,727	375,227	5.5
Listing Fee	—	185,799	(185,799)	(100.0)
Total	$8,597,914	$8,053,972	$543,942	6.8

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

Other Income (Expenses)

	For the years ended December 31,		Variance
	2024	2023	Amount	%
Bank Interest Income	$6,607	$7,560	$(953)	(12.6)
Sundry Income	15,086	103,006	(87,920)	(85.3)
Interest Expenses	(409,884)	(290,745)	119,139	41.0
Total	$(388,191)	$(180,179)	$208,012	115.5

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

Capital Structure and Liquidity

	As of December 31,		Variance
	2025	2024	Amount	%
Total Shareholders’ Equity	$4,137,396	$1,279,918	$2,857,478	223.3

As of December 31, 2025, our total shareholders’ equity was $4,137,396 compared to $1,279,918 as of December 31, 2024, an increase of $2,857,478 or 223.3%. The increase was primarily attributable to the increase in additional paid-in capital in related to (i) the issuance of ordinary shares for the acquisition of 21% equity interest of S T Meng, (ii) the issuance of ordinary shares for the offerings, and (iii) the issuance of ordinary shares for share-based compensation.

The shareholders’ equity includes share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income. It is computed by deducting a firm’s overall liabilities from its total assets.

	As of December 31,				Variance
	2025	%	2024	%	Amount	%
Non-current Assets	$1,944,569	20.8	$2,418,115	33.7	$(473,546)	(19.6)
Current Assets	7,388,135	79.2	4,764,543	66.3	2,623,592	55.1
Total Assets	$9,332,704	100	$7,182,658	100.0	$2,150,046	29.9

	As of December 31,				Variance
	2025	%	2024	%	Amount	%
Non-current Liabilities	$155,567	3.0	$204,950	3.5	(49,383)	(24.1)
Current Liabilities	5,039,741	97.0	5,697,790	96.5	(658,049)	(11.6)
Total Liabilities	$5,195,308	100.0	$5,902,740	100.0	(707,432)	(12.0)

Total assets amounted to $9,332,704 as of December 31, 2025, compared with $7,182,658 as of December 31, 2024, representing an increase of $2,150,046 or 29.9%. Current assets amounted to $7,388,135 as of December 31, 2025, compared with $4,764,543 as of December 31, 2024. Current liabilities were $5,039,741 as of December 31, 2025, compared with $5,697,790 as of December 31, 2024. The current ratio in 2025 was 1.47, compared with 0.84 in 2024. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of December 31,		Variance
	2025	2024	Amount	%
Current Assets	$7,388,135	$4,764,543	$2,623,592	55.1
Current Liabilities	(5,039,741)	(5,697,790)	(658,049)	(11.5)
Working Capital (Deficit)	$2,348,394	$(933,247)	$3,281,641	351.6

As of December 31, 2025, our working capital was $2,348,394. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

On July 5, 2025, we provided a short-term loan of $1,230,000 to a related party, S T Meng bearing interest at 3% per annum and repayable in the next twelve months. As of the date of issuance of this report, S T Meng and us mutually agreed to extend the maturity of the loan receivable for an additional twelve months with all other terms remaining unchanged.

 On August 29, 2025, we issued a convertible note receivable with a principal amount of $3,800,000 to a related party bearing an interest rate of 12% per annum with a maturity of twelve months after the issuance date.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2023 and the term loan facility, and anticipated proceeds recovering from the loan receivable will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

Contractual Obligations

As of December 31, 2025, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,425,369 and $1,734,660, respectively. As of December 31, 2024, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,784,140 and $1,491,227, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of December 31, 2025 and 2024, our future lease payments totaled $214,019 and $258,967, respectively.

Cash Flows

The following table summarizes our cash flow data for the years presented:

	For the years ended December 31
	2025	2024
Net cash provided by (used in)
Operating activities	(3,514,246)	(1,487,388)
Investing activities	(5,187,456)	(71,871)
Financing activities	9,060,510	971,483
Net increase (decrease) in cash and cash equivalents and restricted cash	358,808	(587,776)
Effect of foreign currency translation	(58,006)	(137,126)
Cash and cash equivalents and restricted cash, beginning of year	775,246	1,500,148
Cash and cash equivalents and restricted cash, end of year	1,076,048	775,246

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was primarily the result of net loss of $8,611,637, a decrease in accounts payable of $111,722, accounts payable, related party of $29,749, receipt in advance of $19,602, operating lease liabilities of $65,798 and accruals and other payables of $386,073. These amounts were partially offset by the decrease in accounts receivable of $612,713, deposits, prepayments, and others receivable of $897,650, and non-cash adjustments consisting of share-based compensation of $478,838, allowance for expected credit losses of $281,873, write-off prepayments of $372,015, non-cash marketing expense of $860,509, depreciation and amortization of $29,943, non-cash lease expenses of $65,798, share of loss from equity investment of $159,220, impairment on intangible assets of $906,305, impairment on investments of $100,444, impairment on goodwill of $1,118,038, and interest income, related party of $173,011.

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

Investing Activities

Net cash used in investing activities amounted to $5,187,456 for the year ended December 31, 2025, representing the purchase of plant and equipment of $16,037, issuance of loan and note receivables to related party of $5,030,000, advances to a related party of $45,767 and increase in other current assets of $95,652.

Net cash used in investing activities amounted to $71,871 for the year ended December 31, 2024, representing the purchase of plant and equipment of $4,888, purchase of long-term investments of $100,444, and offset by the net cash acquired from acquisition of a subsidiary of $33,461.

Financing Activities

Net cash provided by financing activities amounted to $9,060,510 for the year ended December 31, 2025 was primarily comprised of advances from related parties of $243,183 and proceeds from the offerings of $9,176,098. These amounts were partially offset by the repayments of short-term bank loans and other borrowings in aggregate of $358,771.

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

The following table summarizes our cash flow data for the years presented:

	For the years ended December 31
	2024	2023
Net cash provided by (used in)
Operating activities	(1,487,388)	(7,246,896)
Investing activities	(71,871)	(2,810)
Financing activities	971,483	7,662,494
Net (decrease) increase in cash and cash equivalents	(587,776)	412,788
Effect of foreign currency translation	(137,126)	266,790
Cash and cash equivalents, beginning of year	1,500,148	820,570
Cash and cash equivalents, end of year	775,246	1,500,148

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

RECENT DEVELOPMENT

On May 13, 2025, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Best Effort Offering”), a total of 35,296,063 Class A Ordinary Shares of no par value per share (the “Ordinary Shares”) at the price of $0.229 per share. The initial closing of the Offering occurred on May 30, 2025. On June 6, 2025, we completed the second closing of our Best Effort Offering. We issued and sold an aggregate of 40,070,298 Class A Ordinary Shares for the two closing of our Best Effort Offering, at a price of $0.229 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $8,401,749. Joseph Gunnar & Co., LLC was the placement agent of the best effort offering. We incurred approximately $774,351 in expenses in connection with our public offering, which included approximately $275,283 in the placement agent commission, approximately $100,000 in expenses paid to or for the placement agent, and approximately $399,068 in other professional expenses. We received net proceeds of approximately $8.40 million after the deduction of approximately $774,351 of offering costs.

On July 5, 2025, we entered into a tripartite agreement with S T Meng Pte. Ltd. (“S T Meng”), a related party to pay a deposit of $1,230,000 (the “Loan”) to a supplier on behalf of S T Meng. Pursuant to the tripartite agreement. We charged an interest at the rate of 3% per annum on the Loan and repayable in the next twelve months. As of December 31, 2025, the outstanding loan receivable was $1,248,396, which including an interest receivable of $18,396. As of the date of issuance of this report, we mutually agreed with S T Meng to extend the maturity of the Loan for an additional twelve months with all other terms remaining unchanged.

On August 29, 2025, we entered into a convertible note purchase agreement (the “Purchase Agreement”) with S T Meng, whereby we agreed to purchase at the closing and S T Meng agreed to issue a convertible promissory note (the “Note”) in the principal amount of $3,800,000 to us, with an interest rate of 12% per annum. The Note has a term of 1-year commencing from original issue date, August 29, 2025. The Note have a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the maturity date, we may convert the principal amount under the Note at their option for S T Meng’s ordinary shares at the conversion price. Any principal amount outstanding immediately prior to the maturity date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the maturity date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding principal amount by (ii) the conversion price. The Purchase Agreement and the Note contain customary events of default and other obligations and rights of the parties. The conversion price is subject to anti-dilution provisions to reflect stock consolidation and splits. As of December 31, 2025, the outstanding note receivable was $3,957,485, which including an interest receivable of $157,485.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng increased from 19% to 41.52%.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of plant and equipment and intangible assets, operating lease, long-term investments, recoverability of long-lived assets, allowance for expected credit losses, share-based compensation, provisions necessary for contingent liabilities, revenue recognition, impairment on goodwill, and intangible assets, income tax provision, deferred taxes and uncertain tax position. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparing our consolidated financial statements.

The following critical accounting policies were used in preparing our consolidated financial statements:

Basis of presentation

The accompanying audited consolidated financial statements include our accounts and our subsidiaries. We eliminate all intercompany balances and transactions in its audited consolidated financial statements.

We have prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). We maintain its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We make these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution. Investments with original maturities of more than three months but less than twelve months are classified as other current assets.

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

We perform annual impairment test of goodwill at the end of each fiscal year. First, we assess qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, we perform a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Accounting for the impairment of long-lived assets

We annually review long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if we have inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

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

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). Our functional currency is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and VS Communication’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Our revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Management is currently evaluating the impact that the adoption of this update may have on its financial statements.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. As of December 31, 2025 and 2024, we have no outstanding foreign currency hedge contracts.

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

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, our post tax loss for the years ended December 31, 2025, 2024 and 2023 would have increased or decreased by approximately $14,254, $17,841, and $7,920, respectively.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of December 31, 2025 and 2024.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 and 2024.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers:	Age	Position / Title
Eng Yong Julius TOH	56	Chief Executive Officer and Director
Nga Fan WONG	52	Chairperson
Yuet Wang MOK	37	Chief Financial Officer
Kaidi TANG	26	Director
Jia Long FONG	41	Director
Hai Wai Mimi VONG	51	Director

The business address of the officers and directors is 3 International Business Park #03-29, Nordic European Centre, Singapore, 609927.

Brief biographies of our executive officers and directors are provided below.

Executive Officers

Chief Executive Officer

Eng Yong Julius TOH graduated from the University of Geneva with a Diploma in Entrepreneurship in 2009. He has served as our chief executive director since March 5, 2026. He previously served as our independent director from December 2025 to March 2026. Since September 2024 and January 2023, Mr. Toh has been serving as a director of Alas Group Asia Pacific Pte. Ltd and Lzmy Pte. Ltd, respectively. From April 2019 to December 2022, Mr. Toh served as the Vice President in Sales – Distribution & Networks, of Southeast Asia of Sony Pictures Television. From September 2015 to April 2019, Mr. Toh served as the Vice President in Content Sales, of Asia of Fox Networks Group. From August 2010 to September 2015, Mr. Toh served as the general manager of business development of Stellar Entertainment. He has over 15 years’ experience in media and content industries and is appointed as Chairperson of our Nominating and Corporate Governance Committee.

Nga Fan WONG graduated from the University of Toronto (Canada) with a Bachelor of Commerce degree in International Marketing and Economics. Ms. Wong is our Chairperson and Founder and previously served as our Chief Executive Officer from 2013 to December 2025. Prior to founding our Company, she founded another company, Vissible Limited. Vissible Limited launched an award-winning mobile application called Viss, a social media and commerce platform focused on fashion and lifestyle that was acquired by HMV Hong Kong in 2012. She has led major media companies into top digital positions in Asia, initially as Senior Director of Global Sales at Yahoo! where she oversaw international clients’ multi-million-dollar accounts and was responsible for sales development in the Asia Pacific region from 1999 to 2007. She then joined Television Broadcasts Limited as Chief Operating Officer of TVB.com, followed by serving as Chief Executive Officer of Next Mobile Limited. From being Yahoo! Hong Kong’s first local member to heading its Asia Pacific global sales team, building TVB.com and myTV’s OTT platform from scratch, and repacking Apple Daily News with mobile interactive games and features, she has swept the media industry across print, TV, digital, mobile, and now social media.

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

Independent Directors

Kaidi TANG graduated from the North China Institute of Aerospace Engineering (People’s Republic of China) with a Bachelor of Management degree and from ESCP Business School (France) with an Executive Master of Business Administration degree in 2021 and 2025, respectively. She has served as our independent director since December 8, 2025. From October 2024 to June 2025, Ms. Tang served as an auditor of WWC, P.C.. From January 2023 to October 2024, Ms. Tang served as an auditor of Marcum Asia CPAs LLP. From October 2021 to December 2022, Ms. Tang served as an auditor of Friedman LLP. She has over 4 years’ experience in financial and management functions in listed companies and is appointed as Chairperson of our Audit Committee.

Jia Long FONG graduated from Kings International School (Hong Kong) with a Diploma in Business Management in 2002. Mr. Fong has served as our independent director since February 28, 2026. From January 2013 to September 2025, Mr. Fong served as a food operations manager of Joy Drink & Snacks. From January 2012 to January 2013, Mr. Fong served as the project coordinator – interior design & fit-outs of Benpak Waterwise Pte Ltd. He has over 13 years’ experience in operational and management functions and is appointed as Chairperson of our Compensation Committee.

Hai Wai Mimi VONG graduated from the University of California, Berkeley, with a bachelor’s degree in Political Economy of Industrial Societies and Economics in June 1998. Ms. Vong has served as our independent director since March 4, 2026. Since March 2019, Ms. Vong has been serving as the founder and a director of Pontier Service Limited. Since May 2023, Ms. Vong has been serving as the co-lead organizer of Techstars Startup Weekend   Vancouver   and a board member of Vancouver Bach Choir. Since August 2023, Ms. Vong has been serving as the co-founder and the chief executive officer of Metafyed   Company Limited, a web3 fintech platform focused on tokenization infrastructure and private credit for real-world assets. Since April 2022, Ms. Vong has been serving as the chief marketing officer of NASDEX Company Limited, a digital asset exchange platform, where she led global branding and ecosystem development. She has over 25 years of experience across media, technology, and digital finance, and she is appointed as Chairperson of our Nominating and Corporate Governance Committee.

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

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023 and 2024 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG(1)	2025	650,333	-	6,996	-	-	-	-	657,329
Previous Chief Executive Officer	2024	246,110	-	14,680	-	-	-	-	260,790

Yuet Wang MOK(2)	2025	110,128	-	2,640	-	-	-	-	112,768
Chief Financial Officer	2024	77,935	-	7,340	-	-	-	-	85,275

(1)	Ms. Nga Fan WONG received 77,500 and 2,000 shares of Class A Ordinary Share during 2025 and 2024, respectively after giving retroactive effect to the reverse share split on January 13, 2026.
(2)	Mr. Yuet Wang MOK received 30,000 and 1,000 shares of Class A Ordinary Share during 2025 and 2024, respectively after giving retroactive effect to the reverse share split on January 13, 2026.

The following table sets forth certain information with respect to compensation for the years ended December 31, 2025 and 2024 earned by or paid to our directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Nga Fan WONG(1)	2025	650,333		6,996					657,329
Director	2024	246,110	-	14,680	-	-	-	-	260,790

Ho Ling Honnus CHEUNG(3)	2025	20,000	-	-	-	-	-	-	20,000
Director	2024	20,000	-	5,505	-	-	-	-	25,505

Liqian LIAO	2025	20,000	-	-	-	-	-	-	20,000
Director	2024	20,000	-	-	-	-	-	-	20,000

Rose Ellen STEINBERG(4)	2025	20,000	-	-	-	-	-	-	20,000
Director	2024	20,000	-	5,505	-	-	-	-	25,505

Kaidi TANG(5)	2025	657	-	3,080	-	-	-	-	3,737
Director	2024	-	-	-	-	-	-	-	-

(3)	Ms. Ho Ling Honnus CHEUNG received nil and 750 shares of Class A Ordinary Share during 2025 and 2024, respectively after giving retroactive effect to the reverse share split on January 13, 2026.
(4)	Ms. Rose Ellen STEINBERG received nil and 750 shares of Class A Ordinary Share during 2025 and 2024, respectively after giving retroactive effect to the reverse share split on January 13, 2026.
(5)	Ms. Kaidi TANG received 35,000 and 0 shares of Class A Ordinary Share during 2025 and 2024, respectively after giving retroactive effect to the reverse share split on January 13, 2026.

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

Audit Committee. The audit committee is comprised of Mr. Jia Lung FONG, Ms. Kaidi TANG and Ms. Hai Wai Mimi VONG with Ms. Tang serving as chair. Our board of directors has determined that Ms. Tang qualifies as an audit committee financial expert and has the required accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K. We have also determined that Mr. Fong, Ms. Tang and Ms. Vong satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. The Compensation Committee is comprised of Mr. Jia Long FONG, Ms. Kaidi TANG and Ms. Hai Wai Mimi VONG with Mr. Fong serving as chair. We have also determined that Ms. Tang and Ms. Vong satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee oversees the compensation of our Chief Executive Officer and our other executive officers and reviews our overall compensation policies for employees generally. If authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the Chief Executive Officer, the compensation committee consults with the Chief Executive Officer, who may make recommendations to the compensation committee. Any recommendations by the Chief Executive Officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Mr. Jia Lung FONG, Ms. Kaidi TANG and Ms. Hai Wai Mimi VONG with Ms. Hai Wai Mimi VONG serving as chair. We have also determined that Ms. Tang, Ms. Vong and Mr. Fong satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,765,070 Ordinary Shares outstanding as of February 26, 2025.

On December 31, 2025, the Board of Directors of the Company approved a reverse share split at the ratio of one-for-twenty (1-for-20) on the Class A Ordinary Share and Class B Ordinary Share of the Company at no par value effective January 13, 2026. The reverse share split reduced the number of issued and outstanding shares of Class A and Class B and had no effect to the unlimited authorized shares of Class A and Class B.

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

	Ordinary shares beneficially owned
	Class A Number	Class B Number	Percent of Total Voting Power

Directors and Executive Officers:
Nga Fan WONG (1)	113,533	14,286	12.32%
Eng Yong Julius TOH	-	-	-%
Kaidi TANG	35,000	-	1.16%
Jia Long FONG	-	-	-%
Hai Wai Mimi VONG	-	-	-%
Yuet Wang MOK	30,000	-	1.00%
Directors and Executive Officers as a group	144,500	14,286	14.48%

Principal Shareholders:
Amazing Grace Limited (1)	34,033	14,286	9.68%

(1) Ms. Nga Fan WONG, our CEO and Chairlady of the board, owns 100% equity interest in Amazing Grace Limited, a British Virgin Islands business company.

As of the date of this annual report, approximately 69.36% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

	For the years ended December 31,
	2025	2024	2023

Rental expenses paid to
Ours Media Hong Kong Limited (“Ours Media HK”).
- For office purpose	$107,756	$97,675	$87,401

Loan interest expenses paid to
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	71,758	71,899	71,111

Revenue received from
Ours Media HK	221	30,565	36,110

Cost of revenue to
Ours Media HK	-	769	-

Amounts due from (to)
Ours Media Limited	31,874	31,624	-
S T Meng Pte. Ltd.	45,767	-	-
Ours Media HK	(85,053)	(184,948)	1,799
Ms. Wong Nga Fan	(343,529)	(68,026)	(75,604)
Ms. Cheung Ho Ling Honnus	(23,762)	(25,111)	(4,995)
Mr. Liao Liqian	(23,762)	(25,111)	(4,995)
Ms. Rose Ellen Steinberg	(25,054)	(25,111)	(4,995)
Mr. Toh Eng Yong Julius	(659)	-	-
Ms. Tang Kaidi	(659)	-	-
Amazing Grace Limited		-	-
Discovery Networks Asia-Pacific Pte. Ltd. (“DNAP”)	(1,232,182)	(1,162,920)	(1,295,287)

Accounts payable, related party
Ours Media HK	899	30,648	-

Ms. Wong is our current Chairperson and common director of Ours Media HK and Ours Media Limited. On December 8, 2025, Ms. Wong resigned as the CEO and Chairperson of the board of directors (the “Board”) of the Company effective from March 8, 2026. Subsequent on March 5, 2026, the Company and Ms. Wong mutually agreed to amend the effective date of her resignation to March 5, 2026. Ms. Wong will remain as a director until June 30, 2026 to oversees the transition of the CEO role.

As of December 31, 2025 and 2024, the amounts due from Ours Media of $31,874 and $31,624, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due from S T Meng, an investee of the Company, of $45,767 and $0, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due to Ms. Wong, the Company’s Chief Executive Officer, are $343,529 and $68,026, respectively, which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due to Ms. Cheung, Mr. Liao, Ms. Steinberg, Mr. Yong, and Mr. Tang are in aggregate of $73,896 and $75,333, respectively, which are unsecured, interest free and repayable on demand.

As of December 31, 2025 and 2024, the amounts due to Ours Media HK of $85,053 and $184,948, respectively represented non-trade temporary advances which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the loan from DNAP, one of the shareholders of the Company, amounting to $1,232,182 and $1,162,920, respectively, which bears interest at the rate of 8% per annum and becomes repayable by 12 equal consecutive monthly instalments, commencing from January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. Subsequently on March 10, 2025, the Company and DNAP entered into a supplementary agreement to extend the repayment date to March 31, 2026 and the Company shall repay the total outstanding principal of the loan and any accrued interest on March 31, 2026. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect. As of the date of issuance of this report, the Company has not repaid the amount due and considered default of settlement. The management is in the process of negotiating with DNAP on extension terms. In the interim, financial undertaking has been provided by a major shareholder of the Company on the outstanding balance due to DNAP.

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our indirect wholly-owned SG subsidiary, VS Media SG, indirect wholly-owned HK SAR subsidiaries, VS Media HK and VS Communication and our indirect wholly-owned Taiwan subsidiary, VS Media TW.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and Restated Memorandum and Articles of Association, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the SEC on August 11, 2023.

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

In the event that the total taxable income of an enterprise is NT$120,000 or less, the enterprise is exempt from tax. If the total taxable income of an enterprise is more than NT$200,000, the income tax rate shall be 20%. However, the income tax payable shall not exceed one-half of the portion of taxable income greater than NT$120,000 but not exceeding NT$200,000.

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

The income of a Singapore resident individual shall be chargeable to income tax at progressive tax rates of between 0% and 24% (0% to 24% from year of assessment 2025 onwards in respect of 2024 income).

The income of non-Singapore resident individuals shall be chargeable to tax at 24% (increased to 24% from year of assessment 2024), unless   the income is employment income, which shall be taxed at 15%, or at the progressive resident tax rates, whichever is the higher tax payable amount.

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

In determining whether we are a PFIC, we are permitted, under Internal Revenue Code (“Code”) Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of VS Media HK, VS Communication and VS Media TW (collectively, “VS Media Group”), in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary 25% or more owned by us.

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

Credit Risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended December 31, 2025, 2024 and 2023 was $747,943, $1,360,656, and $2,131,371.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits, prepayments and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits, prepayments, and other receivables as of December 31, 2025, 2024 and 2023 is $0 and $1,749,619, and $0, respectively.

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

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2025, 2024 and 2023 would have increased or decreased by approximately $14,254, $17,841, and $7,920, respectively.

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

Registration Statement on Form F-1, as amended (File Number 333-286658)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-286658) for a best effort offering (“Best Effort Offering”), which was declared effective by the SEC on May 6, 2025. On May 30, 2025 and June 6, 2025, we completed two closings of our Best Effort Offering in which we issued and sold an aggregate of 40,070,298 Class A Ordinary Shares, at a price of $0.229 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $8,401,749. Joseph Gunnar & Co., LLC was the placement agent of the best effort offering.

We incurred approximately $774,351 in expenses in connection with our public offering, which included approximately $275,283 in the placement agent commission, approximately $100,000 in expenses paid to or for the placement agent, and approximately $399,068 in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $8.40 million after the deduction of approximately $774,351 of offering costs. As of the date of this annual report, we have fully utilized the net proceeds for (i) business expansion; and (ii) working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Kaidi Tang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Kaidi Tang satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and WWC, P.C, our independent registered public accounting firm for the periods indicated:

Assentsure

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$188,000	$270,000	$180,000
Audit-Related fees	-	-	6,065
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$188,000	$270,000	$186,065

WWC

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$-	$-	$-
Audit-Related fees	-	-	33,501
Tax fees	-	-	-
All other fees(2)	-	-	5,000
Total	$-	$-	$38,501

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Assentsure PAC in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Assentsure PAC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a BVI company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The BVI do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances under Rule 5635(d) and will not be required to seek shareholder approval prior to entering into such a transaction.

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

VS MEDIA HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of VS MEDIA Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VS MEDIA Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has a negative operating cash flow of $3,514,246, $1,487,388 and $7,246,896 for the years ended December 31, 2025, 2024 and 2023, respectively and accumulated deficit of $37,112,711, $28,501,074 and $21,208,152, respectively as of December 31, 2025, 2024 and 2023. The Company has incurred recurring losses and sustained a net loss of $8,611,637, $7,292,922 and $6,594,442 for the years ended December 31, 2025, 2024 and 2023, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 30, 2026

PCAOB ID number: 6783

We have served as the Company’s auditor since 2023.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$976,088	$775,246
Restricted cash	99,960	—
Accounts receivable, net	747,943	1,360,656
Loan receivable, related party	1,248,396	—
Notes receivable, related party	3,957,485	—
Deposits, prepayments and other receivables, net	184,970	2,597,017
Due from related parties	77,641	31,624
Other current assets	95,652	—
Total current assets	7,388,135	4,764,543

Non-current assets
Plant and equipment, net	17,411	13,814
Intangible assets, net	—	926,852
Goodwill, net	—	1,118,038
Right-of-use assets, operating leases	214,018	258,967
Long-term investments, net	1,713,140	100,444
Total non-current assets	1,944,569	2,418,115
TOTAL ASSETS	$9,332,704	$7,182,658

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans - current	$1,425,369	$1,462,204
Other borrowings - current	—	321,936
Accounts payable	1,126,582	1,238,304
Accounts payable, related party	899	30,648
Receipt in advance	72,382	91,984
Due to related parties	502,478	328,307
Loan from related party	1,232,182	1,162,920
Lease liabilities, current	58,452	54,017
Accruals and other payables	621,397	1,007,470
Total current liabilities	5,039,741	5,697,790

Non-current liabilities
Lease liabilities, net of current portion	155,567	204,950
Total non-current liabilities	155,567	204,950
TOTAL LIABILITIES	$5,195,308	$5,902,740

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY*
Class A Ordinary Share, unlimited authorized shares, no par value, 2,736,435 and 385,420 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$8,047,695	$8,047,695
Class B Ordinary Share, unlimited authorized shares, no par value, 14,286 and 14,286 shares issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	33,123,116	21,592,418
Accumulated other comprehensive income	79,296	140,879
Accumulated deficit	(37,112,711)	(28,501,074)
Total shareholders’ equity	4,137,396	1,279,918

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,332,704	$7,182,658

*	The consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the years ended December 31,
	2025	2024	2023

Revenues, net	$7,521,447	$8,248,108	$7,991,103
Cost of revenues	(5,738,306)	(6,554,925)	(6,351,394)
Gross profit	1,783,141	1,693,183	1,639,709

Operating expenses:
Marketing expenses	(973,598)	(488,516)	(218,895)
Share-based compensation	(478,838)	(946,444)	(861,551)
General and administrative expenses	(6,756,606)	(7,162,954)	(6,973,526)
Total operating expenses	(8,209,042)	(8,597,914)	(8,053,972)

Loss from operations	(6,425,901)	(6,904,731)	(6,414,263)

Other income (expense):
Interest income	8,211	6,607	7,560
Interest income, related party	173,011	—	—
Interest expense	(163,014)	(409,884)	(290,745)
Share of loss from equity investment	(159,220)	—	—
Impairment on intangible assets	(906,305)	—	—
Impairment on investments	(100,444)	—	—
Impairment on goodwill	(1,118,038)	—	—
Other income	80,063	15,086	103,006
Total other expenses, net	(2,185,736)	(388,191)	(180,179)

Loss before income taxes	(8,611,637)	(7,292,922)	(6,594,442)

Income taxes expense	—	—	—

Net loss	$(8,611,637)	$(7,292,922)	$(6,594,442)

Other comprehensive (loss) income
Foreign currency translation adjustment	(61,583)	(137,033)	259,131
Total comprehensive loss	$(8,673,220)	$(7,429,955)	$(6,335,311)

Loss per share – basic and diluted*	$(5.20)	$(46.08)	$(46.16)

Weighted average number of ordinary shares outstanding – basic and diluted*	1,655,965	158,283	142,858

*	The consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		For the years ended December 31, 2025, 2024, and 2023
		Class A ordinary shares*		Class B ordinary shares*		Ordinary shares*		Additional		Accumulated other	Total
	Note 13	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	shareholders’ equity
Balance, January 1, 2023		—	—	—	—	142,857	20	16,213,997	(14,613,710)	18,781	1,619,088
Restructuring of share class		128,571	—	14,286	—	(142,857)	(20)	20	—	—	—
Share-based compensation		—	—	—	—	—	—	861,551	—	—	861,551
Proceeds from IPO offering, net		14,286	8,047,695	—	—	—	—	—	—	—	8,047,695
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	259,131	259,131
Net loss		—	—	—	—	—	—	—	(6,594,442)	—	(6,594,442)

Balance, December 31, 2023		142,857	8,047,695	14,286	—	—	—	17,075,568	(21,208,152)	277,912	4,193,023
Issuance of ordinary shares for settlement of service fees		26,544	—	—	—	—	—	782,414	—	—	782,414
Share-based compensation		4,323	—	—	—	—	—	235,038	—	—	235,038
Issuance of ordinary shares for share-based compensation		31,134	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for conversion of promissory notes		21,516	—	—	—	—	—	335,415	—	—	335,415
Issuance of ordinary shares for private placement		51,546	—	—	—	—	—	1,004,439	—	—	1,004,439
Issuance of ordinary shares for acquisition of an intangible asset		45,000	—	—	—	—	—	903,995	—	—	903,995
Issuance of ordinary shares for acquisition of a subsidiary		62,500	—	—	—	—	—	1,255,549	—	—	1,255,549
Foreign currency translation		—	—	—	—	—	—	—	—	(137,033)	(137,033)
Net loss for the year		—	—	—	—	—	—	—	(7,292,922)	—	(7,292,922)

Balance, December 31, 2024		385,420	8,047,695	14,286	—	—	—	21,592,418	(28,501,074)	140,879	1,279,918
Issuance of ordinary shares to acquire equity-method investment	(i)	75,000	—	—	—	—	—	1,875,000	—	—	1,875,000
Issuance of ordinary shares for the offerings	(ii)	2,003,515	—	—	—	—	—	9,176,098	—	—	9,176,098
Issuance of ordinary shares for share-based compensation	(iii)	272,500	—	—	—	—	—	479,600	—	—	479,600
Foreign currency translation		—	—	—	—	—	—	—	—	(61,583)	(61,583)
Net loss for the year		—	—	—	—	—	—	—	(8,611,637)	—	(8,611,637)
Balance, December 31, 2025		2,736,435	$8,047,695	14,286	$—	—	$—	$33,123,116	$(37,112,711)	$79,296	$4,137,396

*	The consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDAIRIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,611,637)	$(7,292,922)	$(6,594,442)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of plant and equipment	12,946	9,549	11,032
Amortization of intangible assets	16,997	20,381	20,317
Non-cash lease expense	65,798	64,419	65,914
Share-based compensation	478,838	946,444	861,551
Marketing expense, non-cash	860,509	66,330	—
Interest income, related party	(173,011)	—	—
Share of loss from equity investment	159,220	—	—
Impairment on intangible assets	906,305	—	—
Impairment on investments	100,444	—	—
Impairment on goodwill	1,118,038	—	—
Allowance for expected credit losses	281,873	2,132,724	—
Write-off prepayments	372,015	—	—
Change in operating assets and liabilities
Accounts receivable	612,713	748,178	(213,639)
Deposits, prepayments and other receivables	897,650	2,011,708	(1,812,753)
Deposit paid for acquisition of intangible assets	—	—	115,601
Accounts payable	(111,722)	(856,009)	801,005
Accounts payable, related party	(29,749)	30,648	—
Receipt in advance	(19,602)	(47,357)	80,272
Operating lease liabilities	(65,798)	(64,419)	(66,446)
Accruals and other payables	(386,073)	742,938	(515,308)
Net cash used in operating activities	(3,514,246)	(1,487,388)	(7,246,896)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(16,037)	(4,888)	(2,810)
Issuance of loan and note receivables to related party	(5,030,000)	—	—
Advances to a related party	(45,767)	—	—
Increase in other current assets	(95,652)	—	—
Purchase of long-term investments	—	(100,444)	—
Net cash acquired from acquisition of a subsidiary	—	33,461	—
Net cash used in investing activities	(5,187,456)	(71,871)	(2,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank loans	(36,835)	(125,476)	(40,368)
Repayments of other borrowings	(321,936)	(318,421)	—
Proceeds from the offerings	9,176,098	—	—
Proceeds from private placement	—	1,004,439	—
Proceeds from convertible promissory notes	—	335,415	—
Net proceeds from IPO offering	—	—	8,047,695
Advances from related parties	243,183	207,893	5,455
Repayments to related parties	—	(132,367)	(350,288)
Net cash provided by financing activities	9,060,510	971,483	7,662,494

Net increase (decrease) in cash and cash equivalents and restricted cash	358,808	(587,776)	412,788
Effect of foreign currency translation on cash and cash equivalents	(58,006)	(137,126)	266,790
Cash and cash equivalents and restricted cash, beginning of year	775,246	1,500,148	820,570
Cash and cash equivalents and restricted cash, end of year	$1,076,048	$775,246	$1,500,148

Supplemental cash flow information:
Cash received for interest	$8,211	$6,607	$7,560
Cash paid for interest	$163,014	$409,884	$290,745
Cash paid for listing fee	$—	$—	$185,799

Supplemental disclosure of non-cash investing and financing activities:
Issuance of ordinary shares to acquire equity-method investment	$1,875,000	$—	$—
Issuance of ordinary shares for acquisition of a subsidiary	$—	$1,255,549	$—
Issuance of ordinary shares for acquisition of an intangible asset	$—	$909,790	$—

	As of December 31,
	2025	2024	2023
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$976,088	$775,246	$1,500,148
Restricted cash	99,960	—	—
Total cash and cash equivalents and restricted cash	$1,076,048	$775,246	$1,500,148

The accompanying notes are an integral part of these consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

VS MEDIA Holdings Limited (“VSME” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 30, 2022 as an investment holding company.

The Company conducts its primary businesses through its subsidiaries, to operate a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram, and TikTok.

Description of subsidiaries incorporated and controlled by the Company:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$—	*
VS Communication Limited (formerly GRACE CREATION LIMITED)	HK SAR	100	$—	*
VS MEDIA LIMITED	Taiwan	100	$198,288
MLINK Limited	Macau SAR	100	$64,103

*	Less than $1

VSME and its subsidiaries are hereinafter referred to as the “Company”.

GOING CONCERN UNCERTAINITY

For the year ended December 31, 2025, the Company reported a net loss of $8,611,637 and net cash used in operating activities of $3,514,246. As of December 31, 2025, the Company had an accumulated deficit of $37,112,711. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2025. As of the date of this report, there still exist substantial doubt that the Company will continue as going concern. Management plans to focus its resources on more profitable projects. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, operating leases, long-term investments, impairment on long-lived assets, allowance for expected credit losses, revenue recognition, share-based compensation, provision for contingent liabilities, impairment on goodwill, and intangible assets, income tax provision, deferred taxes and uncertain tax position. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”), Singaporean dollar (“SG$”). VSM, VS Media HK, VS Communication, and MLINK’s assets and liabilities are translated into $ from HK$ at period-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2025	2024	2023
Year-end $: HK$ exchange rate	7.7830	7.7655	7.8081
Annual average $: HK$ exchange rate	7.7954	7.8014	7.8260
Year-end $: NT$ exchange rate	31.3638	32.7515	30.5106
Annual average $: NT$ exchange rate	31.1510	32.1557	31.0906
Year-end $: SG$ exchange rate	1.2853	1.3625	1.3192
Annual average $: SG$ exchange rate	1.3066	1.3376	1.3410

Cash and cash equivalents

The Company considers cash, bank deposits and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution. Investments with original maturities of more than three months but less than twelve months are classified as other current assets.

Restricted cash

Restricted cash consists of funds held in escrow accounts as collateral for the short-term bank loan facility obtained from a financial institution in Taiwan.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

Expected credit losses

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss (“CECL”) methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Loan and notes receivable

Loans and notes receivable are measured at amortized cost. The Company applies the CECL model under ASC 326 to estimate lifetime expected credit losses on loans and notes receivable measured at amortized cost. The allowance for credit losses is based on the amortized cost basis of the receivable and incorporates historical loss experience, current conditions, and reasonable and supportable forward-looking information. The allowance is reassessed at each reporting date, with changes recognized in credit loss expense. Amounts determined to be uncollectible are charged off against the allowance, and recoveries of amounts previously written off are recognized when collected.

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Long-term investments

ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company invests in equity securities of a privately-held company that do not have readily determinable fair values. After the adoption of this accounting standard, the Company elected to record equity investments without readily determinable fair values at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the end of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the years presented in the consolidated financial statements.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

As of December 31, 2025 and 2024, there were approximately $0.2 million and $0.3 million right of use (“ROU”) assets and approximately $0.2 million and $0.3 million and lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 9) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% and 3.625% as of December 31, 2025 and 2024, respectively.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company follows the ASC 850-10, “Related Party Disclosures” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

	For the years ended December 31,
	2025	2024	2023
Campaign-based marketing services	$5,916,662	$4,885,294	$4,401,097
Optimization-based marketing services	1,031,551	2,458,420	2,723,341
Social media platforms marketing services	572,916	771,266	866,665
Social commerce	318	133,128	—
Total revenues	$7,521,447	$8,248,108	$7,991,103

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

Income (loss) per share

The Company computes income (loss) per share following ASC Topic 260, “Earnings per share.” Basic income (loss) per share is measured as the income (loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income (loss) per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2025, 2024 and 2023.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

Fair Value Measurement

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

The following table presents the information about the Company’s financial assets that were measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	As of December 31,	Quoted prices in active markets	Significant other observable inputs	Significant other unobservable inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)

Assets:
Long-term investment without readily determinable fair value, net of accumulated impairment losses	$—	$ N/A	$ N/A	$—

	As of December 31,	Quoted prices in active markets	Significant other observable inputs	Significant other unobservable inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)

Assets:
Long-term investment without readily determinable fair value, net of accumulated impairment losses	$100,444	$—	$—	$100,444

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Management is currently evaluating the impact that the adoption of this update may have on its financial statements.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 – SEGMENT REPORTING

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

The following tables present the results of operations and the financial position of the Company’s operating segments as of and during the years ended December 31, 2025, 2024 and 2023:

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Results of Operations

For the year ended December 31, 2025

	Marketing services	Social commerce	Corporate and others	Total

Revenues, net	$7,521,129	$318	$—	$7,521,447
Cost of revenues	(5,738,172)	(134)	—	(5,738,306)
Marketing expenses	(107,085)	—	(866,513)	(973,598)
Share-based compensation	—	—	(478,838)	(478,838)
General and administrative expenses	(2,409,264)	—	(4,347,342)	(6,756,606)
Interest income	7,662	—	549	8,211
Interest income, related party	—	—	173,011	173,011
Interest expense	(80,085)	—	(82,929)	(163,014)
Share of loss from equity investment	—	—	(159,220)	(159,220)
Impairment on intangible assets	(906,305)	—	—	(906,305)
Impairment on investments	—	—	(100,444)	(100,444)
Impairment on goodwill	—	—	(1,118,038)	(1,118,038)
Other income	19,643	—	60,420	80,063

(Loss) income before income taxes	(1,692,477)	184	(6,919,344)	(8,611,637)
Income taxes expense	—	—	—	—

Net loss	$(1,692,477)	$184	$(6,919,344)	$(8,611,637)

Financial Position

As of December 31, 2025

	Marketing services	Social commerce	Corporate and others	Total

Current assets	2,003,979	—	5,384,156	7,388,135
Non-current assets	231,429	—	1,713,140	1,944,569
Total assets	2,235,408	—	7,097,296	9,332,704

Current liabilities	(2,800,558)	—	(2,239,183)	(5,039,741)
Non-current liabilities	(155,567)	—	—	(155,567)
Total liabilities	(2,956,125)	—	(2,239,183)	(5,195,308)

Net (liabilities) assets	(720,717)	—	4,858,113	4,137,396

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Results of Operations

For the year ended December 31, 2024

	Marketing services	Social commerce	Corporate and others	Total

Revenues, net	8,114,980	133,128	—	8,248,108
Cost of revenues	(5,997,406)	(557,519)	—	(6,554,925)
Marketing expenses	(118,779)	—	(369,737)	(488,516)
Share-based compensation	—	—	(946,444)	(946,444)
General and administrative expenses	(2,724,736)	—	(4,438,218)	(7,162,954)
Interest income	4,950	—	1,657	6,607
Interest expense	(309,526)	—	(100,358)	(409,884)
Other income	15,086	—	—	15,086

Loss before income taxes	(1,015,431)	(424,391)	(5,853,100)	(7,292,922)
Income taxes expense	—	—	—	—

Net loss	(1,015,431)	(424,391)	(5,853,100)	(7,292,922)

Financial Position

As of December 31, 2024

	Marketing services	Social commerce	Corporate and others	Total

Current assets	2,531,282	—	2,233,261	4,764,543
Non-current assets	2,300,609	—	117,506	2,418,115
Total assets	4,831,891	—	2,350,767	7,182,658

Current liabilities	(3,367,033)	—	(2,330,757)	(5,697,790)
Non-current liabilities	(204,950)	—	—	(204,950)
Total liabilities	(3,571,983)	—	(2,330,757)	(5,902,740)

Net assets	1,259,908	—	20,010	1,279,918

Results of Operations

For the year ended December 31, 2023

	Marketing services	Social commerce	Corporate and others	Total
Revenues, net	7,991,103	—	—	7,991,103
Cost of revenues	(6,338,434)	(12,960)	—	(6,351,394)
Marketing expenses	(206,117)	—	(12,778)	(218,895)
Share-based compensation	—	—	(861,551)	(861,551)
General and administrative expenses	(3,048,041)	(383,602)	(3,541,883)	(6,973,526)
Interest income	3,180	—	4,380	7,560
Interest expense	(203,453)	—	(87,292)	(290,745)
Other income	14,311	72,561	16,134	103,006

Loss before income taxes	(1,787,451)	(324,001)	(4,482,990)	(6,594,442)
Income taxes expense	—	—	—	—

Net loss	(1,787,451)	(324,001)	(4,482,990)	(6,594,442)

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Geographical information

	For the year ended December 31, 2025
Revenue from customers:	Marketing services	Social commerce	Corporate and others	Total
HK SAR	$3,791,344	$—	$—	$3,791,344
Taiwan	3,729,785	318	—	3,730,103
Total	$7,521,129	$318	$—	$7,521,447

	For the year ended December 31, 2024
Revenue from customers:	Marketing services	Social commerce	Corporate and others	Total
HK SAR	$5,001,255	$128,111	$—	$5,129,366
Taiwan	3,113,725	5,017	—	3,118,742
Total	$8,114,980	$133,128	$—	$8,248,108

	For the year ended December 31, 2023
Revenue from customers:	Marketing services	Social commerce	Corporate and others	Total
HK SAR	$5,441,765	$—	$—	$5,441,765
Taiwan	2,549,338	—	—	2,549,338
Total	$7,991,103	$—	$—	$7,991,103

The revenue information above is based on the locations where the revenue originated.

The Company’s long-lived assets, which consist of plant and equipment and operating leases right-of-use assets, are primarily located in Taiwan. Hence, no analysis by geographical area of long-lived asset information is provided.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2025	2024

Accounts receivable	$1,130,188	$1,743,761
Less: allowance for expected credit losses	(382,245)	(383,105)
	$747,943	$1,360,656

The movement of allowances for expected credit losses is as follow:

	As of December 31,
	2025	2024

Balance at beginning, January 1	$(383,105)	$—
Allowance for expected credit losses	—	(383,105)
Foreign currency translation	860	—
Balance at end, December 31,	$(382,245)	$(383,105)

For the years ended December 31, 2025, 2024 and 2023, the Company has assessed the probable loss and made an allowance for expected credit losses of $0, $383,105, and $0 on accounts receivable, respectively.

NOTE 5 –LOAN AND NOTE RECEIVABLES, RELATED PARTY

Loan receivable

On July 5, 2025, the Company entered into a tripartite agreement with S T Meng Pte. Ltd. (“S T Meng”), a related party of the Company, to pay a deposit of $1,230,000 (the “Loan”) to a supplier on behalf of S T Meng. Pursuant to the tripartite agreement, the Company charged an interest at the rate of 3% per annum on the Loan and repayable in the next twelve months. As of December 31, 2025, the outstanding loan receivable was $1,248,396, which including an interest receivable of $18,396.

As of the date of issuance of these consolidated financial statements, the Company and S T Meng mutually agreed to extend the maturity of the Loan for an additional twelve months with all other terms remaining unchanged.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

Note receivable

On August 29, 2025, the Company entered into a convertible note purchase agreement (the “Purchase Agreement”) with S T Meng, whereby the Company agreed to purchase at the closing and S T Meng agreed to issue a convertible promissory note (the “Note”) in the principal amount of $3,800,000 to the Company, with an interest rate of 12% per annum. The Note has a term of 1-year commencing from original issue date, August 29, 2025. The Note have a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the maturity date, the Company may convert the principal amount under the Note at their option for S T Meng’s ordinary shares at the conversion price. Any principal amount outstanding immediately prior to the maturity date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the maturity date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding principal amount by (ii) the conversion price. The Purchase Agreement and the Note contain customary events of default and other obligations and rights of the parties. The conversion price is subject to anti-dilution provisions to reflect stock consolidation and splits.

As of December 31, 2025, the outstanding note receivable was $3,957,485, which including an interest receivable of $157,485.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng increased from 19% to 41.52%.

NOTE 6 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of December 31,
	2025	2024
Consideration receivable	$—	$1,625,779
Deposits	21,932	22,484
Prepayments	122,368	2,573,047
Other receivables	40,670	125,326
	184,970	4,346,636
Less: allowance for expected credit losses	—	(1,749,619)
Total	$184,970	$2,597,017

During the year ended December 31, 2025, the prepaid marketing service fees of approximately $0.86 million were amortized over their service periods and expensed to the marketing expenses in the consolidated statements of operations and comprehensive loss.

The movement of allowances for expected credit losses is as follow:

	As of December 31,
	2025	2024
Balance at beginning, January 1	$(1,749,619)	$—
Allowance for expected credit losses	(407,081)	(1,749,619)
Written-off as uncollectible	2,156,979	—
Foreign currency translation	(279)	—
Balance at end, December 31	$—	$(1,749,619)

For the years ended December 31, 2025, 2024 and 2023, the Company has assessed the probable loss and made an allowance for expected credit losses of $407,081, $1,749,619, and $0 on deposits, prepayments and other receivables, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company wrote off deposits, prepayments and other receivables of $2,156,979, $0, and $0, respectively, against the allowance for expected credit losses as the management determined they were uncollectible.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 7 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of December 31,
At cost:	2025	2024
Leasehold improvements	$36,147	$34,615
Furniture and fixtures	8,084	7,742
Equipment	37,474	44,385
	81,705	86,742
Less: accumulated depreciation	(64,294)	(72,928)
Total	$17,411	$13,814

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 were $12,946, $9,549, and $11,032, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company evaluated and determined there was no impairment loss on the plant and equipment.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of December 31,
	2025	2024
At cost:
Software platform	$1,012,165	$1,012,165
Less: accumulated amortization	(105,860)	(85,313)
Less: accumulated impairment losses	(906,305)	—

Intangible assets, net	$—	$926,852

On December 23, 2024, VSHK purchased CRUUSH platform from an independent third party in a share-based consideration of 900,000 shares of Class A Ordinary Shares of the Company at the current market price of $1 per share.

CRUUSH is a blockchain enabled social eCommerce platform which enables creators to promote and post their products or services to the social media to drive their fans to purchase and receive rewards. As of December 31, 2025, the Company reassessed the recoverability of its intangible assets in connection with a change in its business strategy, which affected the expected future use and future profit generation of these assets. Due to the strategic shift, the Company concluded the carrying amount of the asset was not recoverable. During the year ended December 31, 2025, the Company recorded an impairment loss on intangible assets of $906,305 in the consolidated statements of operations and comprehensive loss.

Amortization expense of intangible assets for the years ended December 31, 2025, 2024 and 2023 was $16,997, $20,381, and $20,317, respectively.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 9 – GOODWILL

	As of December 31,
	2025	2024
Goodwill	$1,118,038	$1,118,038
Less: accumulated impairment losses	(1,118,038)	—
Total	$—	$1,118,038

In accordance with ASC 350, goodwill is to be tested for impairment at least annually or more frequently when certain indicators are present.

As of December 31, 2025, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and industry specific considerations, the Company performed a further revision of the estimates of the fair value of both reporting units. The Company estimates fair value using a discounted cash flow model, which calculates the present value of future expected cash flows of its reporting units with a market-based discount rate. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. The material assumptions used for the goodwill annual impairment test were forecasted revenue growth rates, forecasted cash flows from operations, weighted average cost of capital rate and long-term growth rate that reflect the risk inherent in the future cash flows. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. The Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

As a result of the impairment assessment, the Company concluded it is uncertain whether it will generate economic benefit in the foreseeable future and that the fair value of each reporting unit is below its carrying value, primarily caused by adverse macroeconomic conditions affecting the Company. The Company recorded an impairment loss on goodwill of $1,118,038 for the fiscal year ended December 31, 2025.

NOTE 10 – LONG-TERM INVESTMENTS, NET

Long-term investments consisted of the following:

	As of December 31,
	Ownership interest	2025	Ownership interest	2024
Equity method investment:
S T Meng Pte. Ltd.	21%	$1,875,000	—	$—
Share of loss from equity investment		(159,220)		—
Foreign currency translation		(2,640)		—
Equity method investment, net		1,713,140		—

Long-term investment without readily determinable fair value:
Investment A	4%	100,444	4%	100,444
Less: accumulated impairment losses		(100,444)		—
		—		100,444

Total		$1,713,140		$100,444

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

(i) Equity investments accounted for using equity method

In January 2025, the Company, through its subsidiary, VS Media SG acquired 21% equity interest of S T Meng Pte. Ltd., a limited liability company incorporated in the Republic of Singapore, for the consideration of 1,500,000 shares of Class A Ordinary Share of the Company at the current market price of $1.25 per share. This transaction was closed on February 14, 2025. Subsequent in February 2026, VS Media SG was informed that its equity interest in S T Meng has been diluted to 19% as a result of the additional shares allotment undertaken for working capital purposes, without a loss of significant influence.

The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Share of loss from equity investment was $159,220 for the year ended December 31, 2025.

(ii) Equity investments without readily determinable fair value

In February 2024, the Company acquired 4% equity interest of Investment A for a cash consideration of $100,000. Investment A is a limited liability company incorporated in Georgia, the United States of America. Investment A is a private company and its principal business is engaged in the provision of marketing services to develop and deploy brands and talent in US market.

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

For the years ended December 31, 2025, 2024 and 2023, the Company evaluated the investments and made a full impairment loss of $100,444, $0, and $0, respectively on Investment A.

NOTE 11 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 12) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the right-of-use assets totaled $214,018 and $258,967, respectively.

As of December 31, 2025 and 2024, lease liabilities consist of the following:

	As of December 31,
	2025	2024
Lease liabilities – current portion	$58,452	$54,017
Lease liabilities – non-current portion	155,567	204,950
Total	$214,019	$258,967

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

A summary of operating lease expenses recognized in the Company’s consolidated statements of operations and comprehensive loss is as follows:

	Years ended December 31,
	2025	2024	2023
Amortization of right-of-use assets	$56,792	$60,043	$65,914
Imputed interest of lease liabilities	9,006	4,376	—
Total operating lease expenses	$65,798	$64,419	$65,914

Cash flow information related to leases consists of the following:

	Years ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$65,134	$64,419	$67,544

Other lease information is as follows:

	2025	2024

Weighted-average remaining lease term – operating leases	3.5 years	4.5 year
Weighted-average discount rate – operating leases	3.625%	3.625%

The following is a schedule of future minimum payments under operating leases as of December 31:

For the year ending December 31,
2026	$65,134
2027	65,134
2028	65,134
2029	32,567
Total lease payments	227,969
Less: imputed interest	(13,950)
Total operating lease liabilities, net of interest	$214,019

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 12 – SHORT-TERM BANK LOANS AND OTHER BORROWINGS

Short-term bank loans

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of December 31,
				2025	2024
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	$577,455	$594,009
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	235,422	245,173
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	112,931	115,230
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	141,924	145,671
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	357,637	362,121

			Total:	$1,425,369	$1,462,204

The bank loans were primarily obtained for general working capital.

As of December 31, 2025 and 2024, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. In light of this covenant, these bank loans have been classified as current liabilities, irrespective of their contractual repayment terms. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate for the year ended December 31, 2025 was determined on the market prevailing rates of 2.75% per annum (2024: 3.375% to 3.500% per annum). All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in February 2030, May 2030, December 2031, May 2032, and May 2033, respectively.

Interest expense on the bank loans totaled $42,167, $54,838 and $56,084 during the years ended December 31, 2025, 2024 and 2023, respectively.

Other borrowings

During the year ended December 31, 2025, the Company settled all the outstanding balances of other borrowings due to a finance company in Hong Kong.

Interest expense on other borrowings totaled $49,089, $269,729 and $140,505 during the years ended December 31, 2025, 2024 and 2023, respectively.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 13 – EQUITY

The Company is authorized to issue an unlimited number of Class A Ordinary Share at no par value and Class B Ordinary Share at no par value.

(i)	On February 14, 2025, prior to the effectiveness of the reverse share split, the Company issued 1,500,000 shares of Class A Ordinary Share for the acquisition of 21% equity interest of S T Meng Pte Ltd., at the current market value of $1.25 per share. With effect of the reverse share split on January 13, 2026, 75,000 shares of Class A Ordinary Share were issued.

(ii)	On May 30, 2025 and June 6, 2025, prior to the effectiveness of the reverse share split, the Company issued 35,296,063 and 4,774,235 shares of Class A Ordinary Share under the offerings with the aggregate gross proceeds of $9,176,098, at the price of $0.229 per share. With effect of the reverse share split on January 13, 2026, 2,003,515 shares of Class A Ordinary Share were issued.

(iii)	On December 11, 2025, prior to the effectiveness of the reverse share split, under the Amended 2023 Equity Incentive Plan, the Company issued 5,450,000 shares of Class A Ordinary Share to compensate the past contributions and performance achieved, and services rendered by certain directors, officers, and employees. With effect of the reverse share split on January 13, 2026, 272,500 shares of Class A Ordinary Share were issued.

Reverse Share Split

On December 31, 2025, the Board of Directors of the Company approved a reverse share split at the ratio of one-for-twenty (1-for-20) on the Class A Ordinary Share and Class B Ordinary Share of the Company at no par value effective January 13, 2026. The reverse share split reduced the number of issued and outstanding shares of Class A and Class B and had no effect to the unlimited authorized shares of Class A and Class B. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effect of the reverse stock split.

As of December 31, 2025 and 2024, there were 2,736,435 and 385,420 shares of Class A Ordinary Share issued and outstanding, respectively.

As of December 31, 2025 and 2024, there were 14,286 and 14,286 shares of Class B Ordinary Share issued and outstanding, respectively.

The following is a summary of the rights, preferences, and terms of Class A Ordinary Share and Class B Ordinary Share:

Dividends

Holders of Class A Ordinary Share and Class B Ordinary Share are entitled to dividends when, as and if, declared by the board of directors of the Company. As of December 31, 2025 and 2024, the Company has not declared any dividends.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

On December 9, 2025, the Company approved Amended and Restated 2023 Equity Incentive Plan (the “Amended Plan”) with the maximum aggregate number of ordinary shares of 9,850,000 Class A Ordinary Shares.

With effect of the reverse share split on January 13, 2026, the maximum aggregate number of Class A Ordinary Share under the Amended Plans was 492,500 shares.

On December 9, 2025, the Company approved and granted an aggregate of 5,450,000 shares of Class A Ordinary Share of the Company, with no par value, for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants. With effect of the reverse share split on January 13, 2026, 272,500 shares of Class A Ordinary Share were issued.

On December 29, 2023, the Company approved and granted an aggregate of 2,350,000 shares of Class A Ordinary Share of the Company, with no par value, for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants. On June 28, 2024, the Company issued 295,000 Class A Ordinary Share. In July and December 2024, the Company issued the aggregate 327,681 Class A Ordinary Share. With effect of the reverse share split on January 13, 2026, 148,634 shares of Class A Ordinary Share were issued.

The fair value of the shares granted under the scheme is measured based on the closing price of the Company’s shares as reported by Nasdaq Exchange on the date of grant. For those shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

As of December 31, 2025 and 2024, 71,366 and 71,366 shares of common stock are available to issue under the Amended Plan.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 14 － NET LOSS PER SHARE

	Years ended December 31,
	2025	2024	2023
Numerator:
Net loss attributable to the Company’s shareholders	$(8,611,637)	$(7,292,922)	$(6,594,442)

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	1,655,965	158,283	142,858

Net loss per share
Basic and diluted	$(5.20)	$(46.08)	$(46.16)

*	The consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

NOTE 15 – EMPLOYEE BENEFIT PLANS

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

NOTE 16 – INCOME TAXES

The components of income before income taxes were as follows:

	Years ended December 31,
	2025	2024	2023
Domestic (British Virgin Islands)	$(4,662,118)	$(5,154,775)	$(4,480,003)
Foreign	(3,949,519)	(2,138,147)	(2,114,439)

Loss before income taxes	$(8,611,637)	$(7,292,922)	$(6,594,442)

The components of the provision for income tax expense were as follows:

Years ended December 31,
	2025	2024	2023
Current income tax expense:
Domestic	$—	$—	$—
Foreign covering
- HK SAR	—	—	—
- Taiwan	—	—	—
- Singapore	—	—	—
Total income tax expense	—	—	—

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

Taiwan

In accordance with the R.O.C. Income Tax Law, the standard enterprise income tax rate is 20% for companies with taxable income exceeding NT$120,000. Companies with taxable income under NT$120,000 are exempt from tax. Companies with taxable income between NT$120,000 and NT$200,000, enterprise income tax is calculated at a 20% rate on half of the taxable amount exceeding NT$120,000.

Singapore

For the years ended December 31, 2025, 2024 and 2023, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

The Company’s effective tax rate was as follows as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
British Virgin Islands	—	—
HK SAR	16.5%	16.5%
Taiwan	20.0%	20.0%
Singapore	17.0%	17.0%

A reconciliation between income tax expenses computed by applying the statutory rate of Hong Kong tax regime to loss from income taxes and the actual income tax expense is as follows:

	Years ended December 31,
	2025	2024	2023
Statutory rates in HK SAR	16.5%	16.5%	16.5%
Statutory rates in Taiwan	20.0%	20.0%	20.0%
Statutory rates in Singapore	17.0%	17.0%	17.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%	(16.5)%
Tax effect on utilization of tax losses in Taiwan	(20.0)%	(20.0)%	(20.0)%
Tax effect of income not taxable in Singapore	(17.0)%	(17.0)%	(17.0)%
The Company’s effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the deferred tax assets of the Company as of December 31, 2025 and 2024:

	As of December 31,
Deferred tax assets, net	2025	2024
Net operating losses carryforwards	$2,289,316	$2,114,470
Less: valuation allowance	(2,289,316)	(2,114,470)
Deferred tax assets, net	$—	$—

The movement of valuation allowance is as follows:

	Years ended December 31,
	2025	2024	2023
Balance as of beginning of the year	$2,114,470	$1,771,321	$1,610,704
Additions	174,846	343,149	160,617
Balance as of end of the year	$2,289,316	$2,114,470	$1,771,321

As of December 31, 2025 and 2024, the operations incurred approximately $13.7 million and $12.7 million, respectively of cumulative net operating losses, which can be carried forward to offset future taxable income. Net operating losses from Hong Kong and Singapore can be carried forward indefinitely but cannot be carried back to prior years. As of December 31, 2025, net operating loss carryforwards from Taiwan will expire in calendar years 2026 through 2036, if not utilized. There are no group relief provisions for losses or transfers of assets under Hong Kong or Taiwan tax regime. Each company within a corporate group is taxed as a separate entity. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes that it is more likely that not all of these assets will be realized in the future. The valuation allowance is reviewed annually.

There was no income taxes paid during the years ended December 31, 2025, 2024 and 2023.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2025, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

NOTE 17 – RISK AND UNCERTAINTIES

(a)	Customers Concentrations

For the years ended December 31, 2025, 2024 and 2023, there was one customer who accounted for 10% or more of the Company’s revenues. These customers individually accounted for 11%, 22% and 20% of the total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, there were two customers who each accounted for more than 10% of total accounts receivable. These two customers accounted for 27% and 14% of total accounts receivable as of December 31, 2025 and 20% and 13% of total accounts receivable as of December 31, 2024, respectively.

(b)	Vendors Concentrations

For the year ended December 31, 2025, there were two vendors who accounted for 10% or more of the Company’s cost of revenues. These vendors accounted for 18% and 12% of the total cost of revenues for the year ended December 31, 2025.

For the years ended December 31, 2024 and 2023, there was one single vendor who accounted for 10% or more of the Company’s cost of revenues. The single vendor accounted for 24% and 28% of the total cost of revenues for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, there was one single vendor who accounted for more than 10% of total accounts payable. The one single vendor accounted for 42% and 19% of total accounts payable as of December 31, 2025 and 2024, respectively.

(c)	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended December 31, 2025, 2024 and 2023 was $747,943, $1,360,656 and $2,131,371.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits, prepayments and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits, prepayments and other receivables as of December 31, 2025 and 2024 was $0 and $1,749,619, respectively.

(d)	Interest risk

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

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

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

(e)	Economic and political risks

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

(f)	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 18 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amounts due from and due to related parties is presented as follows:

		As of December 31,
		2025	2024
Due from related parties consist of the following:
Ours Media Limited (“Ours Media”)	Due from related party	$31,874	$31,624
S T MENG PTE. LTD. (“S T Meng”)	Due from related party	45,767	—
		77,641	31,624

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)	Due to director	$343,529	$68,026
Ms. Ho Ling Honnus Cheung (“Ms. Cheung”)	Due to director	23,762	25,111
Mr. Liqian Liao (“Mr. Liao”)	Due to director	23,762	25,111
Ms. Rose Ellen Steinberg (“Ms. Steinberg”)	Due to director	25,054	25,111
Mr. Toh Eng Yong Julius (“Mr. Toh”)	Due to director	659	—
Mr. Tang Kaidi (“Mr. Tang”)	Due to director	659	—
Ours Media Hong Kong Limited (“Ours Media HK”)	Due to related party	85,053	184,948
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan from related party	1,232,182	1,162,920
		$1,734,660	$1,491,227

Ms. Wong is Chief Executive Officer (“CEO”) of the Company and common director of Ours Media and Ours Media HK. On December 8, 2025, Ms. Wong resigned as the CEO and Chairperson of the board of directors (the “Board”) of the Company effective from March 8, 2026. Subsequent on March 5, 2026, the Company and Ms. Wong mutually agreed to amend the effective date of her resignation to March 5, 2026. Ms. Wong will remain as a director until June 30, 2026 to oversees the transition of the CEO role.

As of December 31, 2025 and 2024, the amounts due from Ours Media of $31,874 and $31,624, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due from S T Meng, an investee of the Company, of $45,767 and $0, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due to Ms. Wong, the Company’s Chief Executive Officer, are $343,529 and $68,026, respectively, which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the amounts due to Ms. Cheung, Mr. Liao, Ms. Steinberg, Mr. Yong, and Mr. Tang are in aggregate of $73,896 and $75,333, respectively, which are unsecured, interest free and repayable on demand.

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in US Dollars, except for number of shares)

As of December 31, 2025 and 2024, the amounts due to Ours Media HK of $85,053 and $184,948, respectively represented non-trade temporary advances which are unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2025 and 2024, the loan from DNAP, one of the shareholders of the Company, amounting to $1,232,182 and $1,162,920, respectively, which bears interest at the rate of 8% per annum and becomes repayable by 12 equal consecutive monthly instalments, commencing from January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. Subsequently on March 10, 2025, the Company and DNAP entered into a supplementary agreement to extend the repayment date to March 31, 2026 and the Company shall repay the total outstanding principal of the loan and any accrued interest on March 31, 2026. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect. As of the date of issuance of these consolidated financial statements, the Company has not repaid the amount due and considered default of settlement. The management is in the process of negotiating with DNAP on extension terms. In the interim, financial undertaking has been provided by a major shareholder of the Company on the outstanding balance due to DNAP.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the years ended December 31,
	2025	2024	2023
Revenue from related parties	$221	$30,565	$36,110
Cost of revenue to related party	$—	769	—
Rental expenses paid to related parties	$107,756	$97,675	$87,401
Loan interest expenses paid to related parties	$71,758	$71,899	$71,111

The related parties are the Company’s shareholders or companies under common control by Ms. Wong.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered into a commercial operating lease for the use of an office located in Taiwan with the terms expiring in 2029. The Company’s minimum lease payment commitments under the operating leases as of December 31, 2025 is set forth in the “Note 11 - Leases”.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

As disclosed in Note 18, the Company was in default on the DNAP loan as of the issuance date. The potential consequences, including possible acceleration of the entire outstanding balance, are being evaluated. No loss has been accrued as the outcome is not probable or reasonably estimable.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2025 to the date of April 30, 2026, these consolidated financial statements were issued.

On January 28, 2026, the Company received the confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued Nasdaq listing, and is now compliant with applicable listing standards for continued Nasdaq listing.

On December 31, 2025, the Board of Directors of the Company approved a reverse share split at the ratio of one-for-twenty (1-for-20) on the Class A Ordinary Share and Class B Ordinary Share of the Company at no par value, which was effective on January 13, 2026.

On March 4, 2026 and March 5, 2026, Ms. Steinberg and Mr. Toh resigned as the independent directors of the Company, respectively. On the same day, the Board appointed Mr. Jia Long Fong and Ms. Hai Wai Mimi Vong to fill in the vacancy as the independent directors of the Company.

On March 4, 2026, Mr. Yuet Wang Mok (“Mr. Mok”) resigned as the Chief Financial Officer of the Company effective from the earlier of June 3, 2026 or from the date on which his successor is duly appointed by the Company.

On March 5, 2026, the Company and Ms. Wong mutually agreed to amend the effective date of her resignation as the CEO and Chairperson of the Board to March 5, 2026. Ms. Wong will remain as a director until June 30, 2026 to oversee the transition of the CEO role. On the same day, the Board appointed Mr. Toh as the CEO and a director of the Board of the Company.

The resignations by Ms. Steinberg, Mr. Mok, and Ms. Wong were not the result of any disagreement with the Company regarding its operations, policies, or practices.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng increased from 19% to 41.52%.

As of the date of issuance of these consolidated financial statements, the Company and S T Meng mutually agreed to extend the maturity of the Loan for an additional twelve months with all other terms remaining unchanged.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Ordinary Shares” in the Registrant’s registration statement on Form F-1 (File No. 333-273914)), originally filed with the Securities and Exchange Commission on August 11, 2023, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on September 27, 2023)
2.4	Convertible Note Purchase Agreement and Convertible Promissory Note dated August 29, 2025 (incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on September 11, 2025)
4.1	Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
4.2	VS Media Holdings Limited 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Registrant’s Form S-8 filed on December 29, 2023)
4.3	Amended and Restated 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on November 26, 2025)
4.4	Placement Agency Agreement dated May 13, 2025 (incorporated herein by reference to Exhibit 10.1 of Registrant’s Form 6-K filed on May 30, 2025)
4.5	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.2 of Registrant’s Form 6-K filed on May 30, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273914), as amended, initially filed with the Securities and Exchange Commission on August 11, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of WWC, P.C. dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on November 9, 2023)
19.1*	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Form 20-F filed on April 30, 2024)
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Assentsure PAC
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Form 20-F filed on April 30, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

34

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
Eng Yong Julius Toh
Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2026

35